                                 SYNOPSYS, INC.
                           700 EAST MIDDLEFIELD ROAD
                      MOUNTAIN VIEW, CALIFORNIA 94043-4033

                                                                February 7, 1997

Dear Stockholder:

     As most of you are aware, Synopsys, Inc. ("Synopsys") has agreed to a business combination with EPIC Design Technology, Inc. ("EPIC"), in which EPIC will become a subsidiary of Synopsys (the "Merger") and EPIC shareholders will become stockholders of Synopsys. The completion of the Merger is subject to a number of conditions, including the approval by Synopsys stockholders of the issuance of Synopsys Common Stock in connection with the Merger. To this end, you are cordially invited to attend a Special Meeting of Stockholders of Synopsys to be held on Friday, February 28, 1997, commencing at 9:00 a.m. local time, at Synopsys' principal executive offices at 700 East Middlefield Road, Mountain View, California 94043. At this meeting you will be asked to approve the issuance of Synopsys Common Stock in connection with the Merger.

     The issuance of Synopsys Common Stock in connection with the Merger will require the affirmative vote of the holders of a majority of the shares of Synopsys Common Stock present in person or represented at the Special Meeting. Holders of record of Synopsys Common Stock at the close of business on January 31, 1997 are entitled to notice of, and to vote at, the Special Meeting.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE ISSUANCE OF SHARES OF SYNOPSYS COMMON STOCK IN CONNECTION WITH THE MERGER AND BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, SYNOPSYS AND ITS STOCKHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE ISSUANCE OF SYNOPSYS COMMON STOCK IN CONNECTION WITH THE MERGER.

     The Merger represents a significant strategic move for Synopsys. EPIC is a premier supplier of deep submicron analysis, verification and reliability tools. Synopsys' customers have continually asked us to provide methodology and products to offer a more complete design flow for integrated circuits, from high level design to the implementation of such design in silicon. We believe that EPIC's knowledge of and strong presence in the market for physical design tools will enable Synopsys to bring more innovative solutions to our customers.

     Details of the proposed Merger and other important information concerning Synopsys and EPIC appear in the accompanying Joint Proxy Statement/Prospectus. Please read this material carefully before you vote.

     After reading the Joint Proxy Statement/Prospectus, please promptly mark, sign and return the enclosed proxy card in the prepaid envelope to assure that your shares will be represented. Your shares cannot be voted unless you date, sign and return the enclosed proxy card or attend the Special Meeting in person.

     Regardless of the number of shares you own, your careful consideration of, and vote on, the issuance of shares of Synopsys Common Stock in connection with the Merger and related matters is important. Your prompt attention to this matter is appreciated.

                                          Very truly yours,

                                          HARVEY C. JONES, JR.
                                          Chairman of the Board of Directors

                                 SYNOPSYS, INC.
                           700 EAST MIDDLEFIELD ROAD
                      MOUNTAIN VIEW, CALIFORNIA 94043-4033

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD FEBRUARY 28, 1997

To the Stockholders of Synopsys, Inc.:

     PLEASE TAKE NOTICE that a Special Meeting of Stockholders (the "Synopsys Special Meeting") of Synopsys, Inc., a Delaware corporation ("Synopsys"), will be held on Friday, February 28, 1997 at Synopsys' principal executive offices at 700 East Middlefield Road, Mountain View, California 94043, commencing at 9:00 a.m., local time, for the following purposes:

          1. To approve the issuance of shares of Common Stock, par value $.01 per share, of Synopsys ("Synopsys Common Stock"), pursuant to the Agreement and Plan of Merger, dated as of January 16, 1997, by and among Synopsys, EPIC Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Synopsys ("Sub"), and EPIC Design Technology, Inc., a California corporation ("EPIC"), pursuant to which, among other things (a) Sub will be merged with and into EPIC, which will be the surviving corporation, and EPIC will become a wholly-owned subsidiary of Synopsys (the "Merger"), and
     (b) each outstanding share of Common Stock, no par value per share, of EPIC ("EPIC Common Stock") will be converted into the right to receive 0.7485 of a share of Synopsys Common Stock.

          2. To transact such other matters as may properly come before the Synopsys Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any postponements or adjournments thereof.

     The accompanying Joint Proxy Statement/Prospectus contains further information with respect to these matters.

     Stockholders of record at the close of business on January 31, 1997 are entitled to notice of, and to vote at, the Synopsys Special Meeting and any adjournment or postponement thereof.

     All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                                          By Order of the Board of Directors

                                          HARVEY C. JONES, JR.
                                          Chairman of the Board of Directors

Mountain View, California
February 7, 1997

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

                                 SYNOPSYS, INC.
                                      AND

                          EPIC DESIGN TECHNOLOGY, INC.
                            ------------------------

                             JOINT PROXY STATEMENT
                            ------------------------

                           SYNOPSYS, INC. PROSPECTUS

    This Joint Proxy Statement/Prospectus relates to the transactions contemplated by the Agreement and Plan of Merger (the
"Merger Agreement") dated as of January 16, 1997 by and among Synopsys, Inc., a Delaware corporation ("Synopsys"), EPIC Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Synopsys ("Sub"), and EPIC Design Technology, Inc., a California corporation ("EPIC"), which provides for EPIC to become a wholly-owned subsidiary of Synopsys by means of a merger with Sub (the "Merger") and for the shareholders of EPIC to become stockholders of Synopsys.

    This Joint Proxy Statement/Prospectus is being furnished to holders of common stock, par value $.01 per share ("Synopsys Common Stock"), of Synopsys in connection with the solicitation of proxies by the Board of Directors of Synopsys (the "Synopsys Board") for use at a Special Meeting of Synopsys stockholders (the "Synopsys Special Meeting") to be held on Friday, February 28, 1997, at Synopsys' principal executive offices at 700 East Middlefield Road, Mountain View, California 94043, commencing at 9:00 a.m., local time, and at any adjournments or postponements thereof. At the Synopsys Special Meeting the Synopsys stockholders will vote (i) to approve the issuance of Synopsys Common Stock in connection with the Merger and (ii) to transact such other matters as may properly come before the Synopsys Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any postponement or adjournment thereof.

    This Joint Proxy Statement/Prospectus is also being furnished to holders of Common Stock, no par value per share ("EPIC Common Stock"), of EPIC, in connection with the solicitation of proxies by the Board of Directors of EPIC (the "EPIC Board") for use at the Special Meeting of EPIC shareholders (the "EPIC Special Meeting") to be held on Friday, February 28, 1997, at the offices of EPIC located at 310 North Mary Avenue, Sunnyvale, California 94086 commencing at 9:00 a.m., local time, and at any adjournments or postponements thereof. At the EPIC Special Meeting the EPIC shareholders will vote (i) to approve and adopt the Merger Agreement and (ii) to transact such other matters as may properly come before the EPIC Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any postponement or adjournment thereof.

    This Joint Proxy Statement/Prospectus also constitutes the prospectus of Synopsys for use in connection with the offer and issuance of shares of Synopsys Common Stock pursuant to the Merger. Upon the consummation of the Merger (the "Effective Time"), each outstanding share of EPIC Common Stock (other than treasury shares, shares owned by Synopsys or its subsidiaries and dissenting shares within the meaning of Sections 1300 et. seq. of the California General Corporation Law) will be converted into the right to receive 0.7485 (the "Exchange Ratio") of a share of Synopsys Common Stock. At the Effective Time, each outstanding option to purchase shares of EPIC Common Stock (an "EPIC Option") will be assumed by Synopsys and become an option (a "Synopsys Option") to acquire on the same terms and conditions as were applicable under such EPIC Option, the same number of shares of Synopsys Common Stock (rounded down to the nearest whole number) that the holder of such EPIC Option would have been entitled to receive pursuant to the Merger had such holder exercised such EPIC Option in full including as to unvested shares immediately prior to the Effective Time. The exercise price per share (rounded up to the nearest whole cent) of the Synopsys Option will equal (i) the aggregate exercise price for the shares of EPIC Common Stock otherwise purchasable pursuant to the EPIC Option divided by (ii) the number of whole shares of Synopsys Common Stock purchasable pursuant to the Synopsys Option. Based upon the number of shares of Synopsys Common Stock and EPIC Common Stock outstanding at January 31, 1997, an aggregate of approximately 10,325,691 shares of Synopsys Common Stock would be issued in connection with the Merger, representing approximately 20.2% of the total number of shares of Synopsys Common Stock outstanding after giving effect to such issuance. Based upon the number of EPIC Options outstanding at January 31, 1997, approximately 1,583,581 additional shares of Synopsys Common Stock would be reserved for issuance to holders of EPIC Options in connection with Synopsys' assumption of such EPIC Options. All information contained in this Joint Proxy Statement/Prospectus relating to Synopsys has been supplied by Synopsys, and all information relating to EPIC has been supplied by EPIC.

    The outstanding shares of Synopsys Common Stock are listed on The Nasdaq National Market under the symbol "SNPS," and it is a condition to the obligations of Synopsys and EPIC to consummate the Merger that the shares of Synopsys Common Stock to be issued in the Merger be approved for listing on The Nasdaq National Market, upon official notice of issuance. The last reported sale price of Synopsys Common Stock on The Nasdaq National Market on February 3, 1997 was $41.75 per share. Based on such last reported sale price, the Exchange Ratio would result in a per share purchase price for the EPIC Common Stock of $31.25. Because the Exchange Ratio is fixed, a change in the market price of Synopsys Common Stock before the Merger will affect the dollar market value of the Synopsys Common Stock to be received by the shareholders of EPIC in the Merger.
                            ------------------------

     SEE "RISK FACTORS", BEGINNING ON PAGE 13, FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY SYNOPSYS STOCKHOLDERS AND EPIC SHAREHOLDERS.
                            ------------------------

 THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------

    This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Synopsys and shareholders of EPIC on or about February 7, 1997.

     The date of this Joint Proxy Statement/Prospectus is February 7, 1997.

                             AVAILABLE INFORMATION

     Synopsys and EPIC are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Synopsys and EPIC with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Synopsys Common Stock and the EPIC Common Stock are traded on the Nasdaq National Market. Reports and other information concerning Synopsys and EPIC can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. In addition, certain of the documents filed by Synopsys and EPIC with the Commission are available through the Commission's Electronic Data Gathering and Retrieval System ("EDGAR") at http://www.sec.gov.

     Synopsys has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Synopsys Common Stock to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. The omitted portions of this Registration Statement may be obtained through EDGAR at http://www.sec.gov. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     All documents and reports subsequently filed by Synopsys and EPIC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the termination of the offering under this Joint Proxy Statement/Prospectus shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SYNOPSYS OR EPIC. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SYNOPSYS OR EPIC SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     Synopsys, the Synopsys logo, COSSAP, DesignPower, DesignWare, Logic Modeling, Smart Model, SOLV-IT and Source Model Library, are registered trademarks, and ARKOS, Behavioral Compiler, CBA Design System, Cyclone, Design Compiler, DesignTime, DesignWare Developer, FPGA Compiler, FPGA Express, Floorplan Manager, HDL Advisor, HDL Compiler, ModelSource, Power Compiler, Silicon Architects, Test Complier and VHDL System Simulator are trademarks, of Synopsys or its subsidiaries. EPIC, PathMill, and TimeMill are registered trademarks, and AMPS, Arcadia, DelayMill, Direct Silicon Access, PowerMill, RailMill and Vertue are trademarks, of EPIC. This Joint Proxy Statement/Prospectus may also include trademarks and trade names which are the property of their respective owners.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................     2
SUMMARY...............................................................................     5
  The Companies.......................................................................     5
  The Proposed Merger.................................................................     5
  Date and Place of Meetings..........................................................     6
  Stockholders Entitled to Vote.......................................................     6
  Purpose of the Meetings.............................................................     6
  Vote Required; Voting Agreements....................................................     7
  Recommendations of the Boards of Directors..........................................     7
  Reasons for the Merger..............................................................     7
  Opinion of EPIC's Financial Advisor.................................................     8
  Interests of Certain Persons in the Merger..........................................     8
  Representations and Warranties; Covenants...........................................     9
  Conditions to the Merger............................................................     9
  Termination.........................................................................    10
  Surrender of Certificates...........................................................    10
  Dissenters' Rights..................................................................    11
  Certain Federal Income Tax Consequences.............................................    11
  Accounting Treatment................................................................    11
  Restrictions on Resale of Synopsys Common Stock.....................................    11
  Comparison of Stockholder Rights....................................................    12
RISK FACTORS..........................................................................    13
  Risks Relating to the Merger........................................................    13
  Risks Relating to Synopsys..........................................................    14
  Risks Relating to EPIC..............................................................    16
SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL
  DATA................................................................................    21
COMPARATIVE PER SHARE DATA............................................................    23
MARKET PRICE AND DIVIDEND INFORMATION.................................................    24
THE MEETINGS..........................................................................    26
  General.............................................................................    26
  Matters To Be Considered at the Meetings............................................    26
  Voting at the Meetings; Record Dates................................................    26
  Adjournment of the Synopsys Special Meeting or the EPIC Special Meeting.............    27
  Proxies.............................................................................    28
THE MERGER............................................................................    30
  General.............................................................................    30
  Background of the Merger............................................................    30
  Reasons for the Merger; Recommendations of the Boards of Directors..................    33
  Opinion of EPIC's Financial Advisor.................................................    38
  Interests of Certain Persons in the Merger..........................................    41
  Accounting Treatment................................................................    43
  Voting Agreements...................................................................    43
  Certain Federal Income Tax Consequences.............................................    43
  Regulatory Approvals................................................................    45
  Restrictions on Resale of Synopsys Common Stock.....................................    45
  Nasdaq National Market Quotation....................................................    46
  Dissenters' Rights..................................................................    46
THE MERGER AGREEMENT..................................................................    49
  The Merger..........................................................................    49

                                                                                        PAGE
                                                                                        ----
  Conversion of Securities............................................................    49
  Representations and Warranties......................................................    50
  Certain Covenants and Agreements....................................................    51
  No Solicitation.....................................................................    51
  Related Matters After the Merger....................................................    52
  Indemnification and Insurance.......................................................    53
  Conditions..........................................................................    53
  Stock Option and Benefit Plans......................................................    54
  Termination.........................................................................    55
  Termination Fees....................................................................    56
  Amendment and Waiver................................................................    57
SYNOPSYS, INC. .......................................................................    58
  Business............................................................................    58
  Properties..........................................................................    68
  Legal Proceedings...................................................................    68
  Selected Unaudited Quarterly Financial Data.........................................    68
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................    69
  Management..........................................................................    75
  Executive Compensation and Other Matters............................................    77
  Stock Ownership of Certain Beneficial Owners and Management.........................    81
EPIC DESIGN TECHNOLOGY, INC...........................................................    83
  Business............................................................................    83
  Properties..........................................................................    94
  Legal Proceedings...................................................................    95
  Selected Financial Data.............................................................    96
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................    97
  Management..........................................................................   105
  Executive Compensation and Other Matters............................................   106
  Stock Ownership of Certain Beneficial Owners and Management.........................   109
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...........................   112
COMPARISON OF RIGHTS OF HOLDERS OF EPIC COMMON STOCK AND HOLDERS OF SYNOPSYS COMMON
  STOCK...............................................................................   118
DESCRIPTION OF SYNOPSYS CAPITAL STOCK.................................................   121
  Common Stock........................................................................   121
  Certain Charter Provisions..........................................................   121
  Preferred Stock.....................................................................   121
LEGAL MATTERS.........................................................................   122
EXPERTS...............................................................................   122
DATE OF RECEIPT OF STOCKHOLDER PROPOSALS..............................................   122
INDEX TO SYNOPSYS, INC. CONSOLIDATED FINANCIAL STATEMENTS.............................   F-1
INDEX TO EPIC DESIGN TECHNOLOGY, INC. CONSOLIDATED FINANCIAL STATEMENTS...............  F-22
ANNEX A -- AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 16, 1997, AMONG SYNOPSYS, INC.,
           EPIC MERGER CO., INC. AND EPIC DESIGN TECHNOLOGY, INC.
ANNEX B -- OPINION OF MORGAN STANLEY & CO. INCORPORATED
ANNEX C -- CHAPTER 13 OF THE GENERAL CORPORATION LAW OF THE STATE OF CALIFORNIA

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/ Prospectus. This summary does not contain a complete description of the Merger Agreement, a copy of which is attached hereto as Annex
A. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Joint Proxy Statement/Prospectus and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Joint Proxy Statement/Prospectus. Stockholders of Synopsys and shareholders of EPIC are urged to read carefully this Joint Proxy Statement/Prospectus and the Annexes in their entirety.

     All share and per share data in this Joint Proxy Statement/Prospectus reflect all stock splits of Synopsys Common Stock and EPIC Common Stock prior to the date hereof.

THE COMPANIES

     Synopsys. Synopsys develops, markets, and supports high-level design automation (HLDA) products for designers of integrated circuits (ICs) and electronic systems. Synopsys offers a range of design tools, verification systems and design reuse tools that significantly improve designers' productivity by offering improved time to market, reduced development and manufacturing costs, and enhanced design quality of results when compared to earlier generations of electronic design automation (EDA) products. Synopsys also provides training, support and consulting services for its customers.


     Synopsys was incorporated in Delaware in May 1987. Synopsys' principal executive offices are located at 700 East Middlefield Road, Mountain View, California 94043-4033. Its telephone number is (415) 962-5000.


     EPIC. EPIC develops, markets and supports a family of simulation, analysis, extraction and physical verification software tools that help IC designers better manage the timing, power and reliability characteristics of IC designs. EPIC also develops, markets and supports a set of technical services intended for the characterization of transistors and interconnect fabricated on silicon wafers. EPIC's tools and services can be used by designers at different stages of IC development to help identify flaws, enhance speed, reduce power consumption and detect the causes of reliability failure. EPIC believes that by using EPIC products, IC designers can reduce development time, lower the risk of design failure, avoid lengthy refabrication cycles and improve an IC's performance and value. EPIC's tools and services are particularly focused on meeting deep submicron and nanometer IC designers' requirements for (i) static and dynamic timing simulation, analysis, optimization and verification, (ii) power simulation, analysis, optimization and verification, (iii) physical layout extraction, analysis and verification and (iv) simulation, analysis and correction of potential causes of realizability failure in complex ICs.

     EPIC was incorporated in California in October 1986. EPIC's principal executive offices are located at 310 North Mary Avenue, Sunnyvale, California 94086. Its telephone number is (408) 733-8080.

THE PROPOSED MERGER

     At the Effective Time, pursuant to the Merger Agreement, (i) Sub will be merged with and into EPIC, whereupon EPIC will be the surviving corporation and will become a wholly-owned subsidiary of Synopsys, and (ii) each issued and outstanding share of EPIC Common Stock will be converted into the right to receive 0.7485 of a share of Synopsys Common Stock. Fractional shares of Synopsys Common Stock will not be issued in connection with the Merger. Cash will be paid in lieu of fractional shares. See "The Merger Agreement -- The Merger."

     At the Effective Time, each outstanding EPIC Option will be assumed by Synopsys and become a Synopsys Option to acquire, on the same terms and conditions as were applicable under such EPIC Option, the same number of shares of Synopsys Common Stock (rounded down to the nearest whole number) that the holder of such EPIC Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full, including as to unvested shares, immediately prior to the Effective Time. The exercise price per share (rounded up to the nearest whole cent) of the Synopsys Option will equal (i) the aggregate exercise price for the shares of EPIC Common Stock otherwise purchasable pursuant to the EPIC

Option divided by (ii) the number of shares of Synopsys Common Stock purchasable pursuant to the Synopsys Option. Immediately prior to the Effective Time, all then outstanding rights to acquire shares of EPIC Common Stock under EPIC's 1994 Employee Stock Purchase Plan (the "EPIC Purchase Plan") will be exercised for the purchase of shares of EPIC Common Stock.

     Based upon the capitalization of Synopsys and EPIC as of January 31, 1997, an aggregate of approximately 10,325,691 shares of Synopsys Common Stock would be issued in connection with the Merger, representing approximately 20.2% of the outstanding shares of Synopsys Common Stock outstanding after giving effect to such issuance.

     The Merger Agreement provides for the Synopsys Board to elect Dr. Sang S. Wang, Chief Executive Officer and Chairman of the EPIC Board, to the Synopsys Board immediately after the Effective Time. See "The Merger Agreement -- Related Matters After the Merger."

     It is anticipated that the Merger will become effective as promptly as practicable after the requisite stockholder approvals have been obtained and all other conditions to the Merger have been satisfied or waived. If the Merger is not consummated on or before June 30, 1997, EPIC and Synopsys each has the right (subject to certain limitations) to terminate the Merger Agreement unless the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired, in which event either party may terminate the Merger Agreement if the Merger is not consummated on or before September 30, 1997. See "The Merger -- Regulatory Approvals" and "The Merger Agreement -- Termination."

DATE AND PLACE OF MEETINGS

     The Synopsys Special Meeting will be held on February 28, 1997 at Synopsys' principal executive offices at 700 East Middlefield Road, Mountain View, California 94043 commencing at 9:00 a.m., local time.

     The EPIC Special Meeting will be held on February 28, 1997 at EPIC's principal executive offices located at 310 North Mary Avenue, Sunnyvale, California 94086 commencing at 9:00 a.m., local time.

STOCKHOLDERS ENTITLED TO VOTE

     Holders of record of shares of Synopsys Common Stock at the close of business on January 31, 1997 are entitled to notice of and to vote at the Synopsys Special Meeting. At such date there were 40,930,373 shares of Synopsys Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Synopsys Special Meeting.

     Holders of record of shares of EPIC Common Stock at the close of business on January 31, 1997 (the "EPIC Record Date"), are entitled to notice of and to vote at the EPIC Special Meeting. At such date there were 13,795,179 shares of EPIC Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the EPIC Special Meeting.

PURPOSE OF THE MEETINGS

     Synopsys Special Meeting. The purpose of the Synopsys Special Meeting is to consider and vote upon (i) the issuance of shares of Synopsys Common Stock in exchange for shares of EPIC Common Stock pursuant to the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus, providing for the business combination between Synopsys and EPIC, which will be effected through the Merger of Sub into EPIC pursuant to which EPIC will become a wholly-owned subsidiary of Synopsys and (ii) such other matters as may properly be brought before the Synopsys Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any postponements or adjournments thereof.

     EPIC Special Meeting. The purpose of the EPIC Special Meeting is to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may properly be brought before the EPIC Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any postponements or adjournments thereof. See "The Meetings."

VOTE REQUIRED; VOTING AGREEMENTS

     Synopsys. The approval of the issuance of Synopsys Common Stock in connection with the Merger will require the affirmative vote of the holders of a majority of the shares of Synopsys Common Stock present in person or represented by proxy at the Synopsys Special Meeting and entitled to vote. The approval of the issuance of Synopsys Common Stock in connection with the Merger is required by the Nasdaq rules governing corporations with securities listed on The Nasdaq National Market. As of January 31, 1997, directors and executive officers of Synopsys and their respective affiliates may be deemed to be beneficial owners of approximately 1.3% of the outstanding shares (excluding shares subject to stock options) of Synopsys Common Stock. Each of the directors and executive officers of Synopsys has advised Synopsys that he or she intends to vote or direct the vote of all the outstanding shares of Synopsys Common Stock over which he or she has voting control in favor of approval of the issuance of Synopsys Common Stock in connection with the Merger. As of January 31, 1997, directors and officers of EPIC and their respective affiliates beneficially owned less than 1% of the outstanding shares of Synopsys Common Stock and EPIC owned no shares of Synopsys Common Stock.

     EPIC. The approval and adoption of the Merger Agreement by EPIC shareholders will require the affirmative vote of the holders of a majority of the outstanding shares of EPIC Common Stock entitled to vote. In accordance with the terms of the Merger Agreement, directors and officers of EPIC have executed and delivered agreements and irrevocable proxies to Synopsys (the "Voting Agreements") obligating them, among other things, to vote their shares of EPIC Common Stock in favor of approval and adoption of the Merger Agreement. As a result, all of the 835,457 shares of EPIC Common Stock (which excludes shares subject to EPIC Options) beneficially owned by directors and executive officers of EPIC and their respective affiliates at the EPIC Record Date (representing approximately 6.1% of the total number of shares of EPIC Common Stock outstanding at such date) will be voted for approval of and adoption of the Merger Agreement. As of January 31, 1997, directors and executive officers of Synopsys and their respective affiliates beneficially owned less than 1% of the outstanding shares of EPIC Common Stock and Synopsys owned no shares of EPIC Common Stock. See "The Meetings."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Synopsys Board has unanimously approved the Merger Agreement and the issuance of shares of Synopsys Common Stock in connection with the Merger and believes that the Merger is fair to, and in the best interests of, Synopsys and its stockholders and, therefore, unanimously recommends that the stockholders of Synopsys vote for the issuance of such shares of Synopsys Common Stock.

     The EPIC Board has unanimously approved the Merger Agreement and the Merger and believes that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, EPIC and its shareholders and, therefore, unanimously recommends that the holders of EPIC Common Stock vote for approval and adoption of the Merger Agreement. See "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

REASONS FOR THE MERGER

     Joint Reasons.  The Boards of Directors of Synopsys and EPIC concluded that
(i) the goals and philosophies of the two companies are consistent, (ii) the products of the two companies are complementary, (iii) the combined company has the opportunity to offer customers a more comprehensive IC design flow than either could offer independently, by integrating Synopsys' expertise in high level design with EPIC's expertise in transistor level physical design, (iv) the Merger would be positively received by customers and (v) the stockholders of Synopsys and the shareholders of EPIC would benefit by the enhanced ability of the combined company to compete in the rapidly-changing EDA market.

     Synopsys. In addition to the reasons described above, the Synopsys Board believes that the Merger will be beneficial to Synopsys and Synopsys' stockholders for the following additional reasons: (i) EPIC's products are complementary to Synopsys' products, giving Synopsys an opportunity to offer a more complete IC design solution to its customers and to compete more successfully against its principal competitors in the face of changing industry requirements; (ii) EPIC's technical management, research and development, and applications teams have significant expertise in the development of physical design tools, which may enhance Synopsys' efforts to accelerate the integration of its current high-level design tools with physical design tools; (iii) Synopsys' sales and marketing efforts may be enhanced by the addition of EPIC's sales force of over 90 people, many of whom have extensive experience and understanding of the sales channel for physical design tools;
(iv) Synopsys has identified power and timing analysis as fundamental issues facing IC designers in deep submicron IC design, and believes that EPIC is a leading provider of power and timing analysis tools at the transistor level; (v) access to EPIC's expertise in transistor level analysis tools may help Synopsys enhance its current range of design and verification tools; (vi) EPIC's strong financial position, growth rate and operating margin may have positive effects on the overall performance of the combined company; and (vii) in an increasingly competitive and consolidating industry, Synopsys must continue to invest in industry-leading technology, and the combined company may be in an improved competitive position to effectively meet the industry's technological challenges and customer demands.

     EPIC. In addition to the joint reasons described above, the EPIC Board believes that the Merger will be beneficial to EPIC and EPIC's shareholders for the following additional reasons: (i) the Merger may allow EPIC, through its participation in the combined company, to realize its strategic objective of achieving greater scale and greater presence in the EDA industry resulting in a stronger competitive position from which to compete more effectively against larger EDA companies, (ii) the Merger may provide new opportunities to market EPIC's products to a larger group of IC designers, resulting in expanded distribution of EPIC's products, (iii) the Merger may result in more efficient and higher levels of customer support to EPIC's customers, (iv) because the companies' product offerings are complementary, together Synopsys' and EPIC's products may provide a more comprehensive, fully-integrated design solution to IC designers, (v) because achieving a rapid rate of technical innovation in the EDA industry is critical, increasing the critical mass of the technical personnel may permit the combined company to respond more quickly and effectively to technological changes and to anticipate more readily the advancements in the IC design industry and (vi) because the consideration to be received in the Merger is the common stock of the combined company, EPIC's shareholders will have an opportunity to benefit from any synergies achieved by the combination of EPIC and Synopsys.

     See "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

OPINION OF EPIC'S FINANCIAL ADVISOR

     At a meeting of the EPIC Board on January 16, 1997, Morgan Stanley & Co. Incorporated ("Morgan Stanley") rendered its oral opinion, subsequently confirmed in writing, that, as of such date based upon and subject to the various considerations set forth in the opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of EPIC Common Stock. The full text of the opinion of Morgan Stanley, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. EPIC shareholders are urged to, and should, read the opinion in its entirety. See "The Merger -- Opinion of EPIC's Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of January 31, 1997, the executive officers and directors of EPIC beneficially owned an aggregate of 1,070,620 shares of EPIC Common Stock (including 235,163 shares of EPIC Common Stock subject to EPIC Options exercisable within 60 days of January 31, 1997). Based upon the closing sale price of Synopsys Common Stock on January 31, 1997 of $44.16, and assuming the exercise of outstanding EPIC Options exercisable within 60 days of the EPIC Record Date, the aggregate dollar value of Synopsys Common Stock to be received in the Merger by the executive officers and directors of EPIC is approximately $47,278,579.

     Two officers of EPIC, Tammy S. Liu, Chief Financial Officer, and Gary Larsen, Vice President, Worldwide Sales, have outstanding EPIC Options which by their terms provide that the vesting of such EPIC Options will be accelerated in the event of a merger of EPIC in which the officer is terminated or is offered a position with responsibilities substantially inferior to those of his or her present position. Synopsys' acquisition of EPIC may trigger these acceleration provisions. With respect to Ms. Liu, 35,344 shares (as of January 31, 1997) of Ms. Liu's EPIC Option may be subject to acceleration. With respect to Mr. Larsen, 25,000 shares (as of January 31, 1997) of Mr. Larsen's EPIC Option may be subject to acceleration.

     Pursuant to the Merger Agreement, Synopsys has agreed to indemnify each person who was an officer, director or employee of EPIC against certain liabilities. In addition, Synopsys has agreed to maintain, with certain limitations, the policies of directors' and officers' liability insurance maintained by EPIC or to provide comparable coverage.

     The foregoing interests of the directors and certain members of management of EPIC in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of other EPIC shareholders.

     See "The Merger -- Interests of Certain Persons in the Merger."

REPRESENTATIONS AND WARRANTIES; COVENANTS

     Under the Merger Agreement, Synopsys and EPIC made a number of representations regarding their respective capital structures, operations, financial condition and other matters. Each party agreed as to itself and its subsidiaries that, until consummation of the Merger or the earlier termination of the Merger Agreement, it will, among other things, maintain its business, conduct its operations in the ordinary course, provide the other with reasonable access to its financial, operating and other information, and use all reasonable efforts to consummate the Merger. See "The Merger Agreement -- Representations and Warranties" and "-- Certain Covenants and Agreements."

CONDITIONS TO THE MERGER

     The respective obligations of Synopsys, Sub and EPIC to effect the Merger are subject to the following conditions, among others: (a) the Merger Agreement shall have been approved and adopted by the shareholders of EPIC and the issuance of Synopsys Common Stock in connection with the Merger shall have been approved by the stockholders of Synopsys; (b) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated and no action shall have been instituted by the Antitrust Division of the Department of Justice (the "Antitrust Division") or Federal Trade Commission (the "FTC") challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated; (c) governmental authorizations, consents, orders or approvals shall have been obtained except where the failure to obtain such consents, orders or approvals would not have a Material Adverse Effect (as defined in the Merger Agreement) on EPIC or Synopsys, as the case may be; (d) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of a stop order or proceedings seeking a stop order; (e) no temporary restraining order, preliminary or permanent injunction or other order shall be in effect nor shall there be any proceeding seeking any of the foregoing that prevents, or seeks to prevent, the consummation of the Merger; (f) no action shall be taken, nor any statute, rule, regulation, or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal or prevents or prohibits the Merger, (g) the receipt of letters of independent accountants by Synopsys and EPIC, respectively, dated the Effective Time stating that the Merger will qualify as a pooling of interests transaction under Accounting Principles Board Opinion No. 16 and applicable regulations of the Commission, if the Merger is consummated in accordance with the Merger Agreement (see "The Merger -- Accounting Treatment"); (h) the Synopsys Common Stock to be issued, or reserved for future issuance, in the Merger shall have been approved for quotation on The Nasdaq National Market; (i) receipt by Synopsys of a written opinion from Gray Cary Ware & Freidenrich, A Professional Corporation, counsel to Synopsys, and receipt by EPIC of an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSG&R"), counsel to EPIC, both to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") (see "The Merger -- Certain Federal Income Tax Consequences"); (j) the representations and warranties of the other party set forth in the Merger Agreement are true and correct, except for changes contemplated by the Merger Agreement or where failure to be true and correct would not be reasonably likely to have a Material Adverse Effect on EPIC or Synopsys, as the case may be; (k) the performance by the other party in all material respects of all obligations required to be performed by such party under the Merger Agreement; and (l) no Material Adverse Effect with respect to the other party shall have occurred since the date of the Merger Agreement. In addition, it is a condition to the obligations of Synopsys and Sub that Affiliate Agreements in the form attached to the Merger Agreement as Exhibit C shall have been executed and delivered to Synopsys by each director, officer and applicable affiliate of EPIC, and that each Affiliate Agreement shall be in full force and effect. See "The Merger
Agreement -- Conditions."


     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Synopsys and EPIC have filed notification and report forms under the HSR Act with the FTC and Antitrust Division. These filings commenced a 30-day waiting period under the HSR Act which is scheduled to expire prior to the Special Meetings. If, prior to the expiration of such period the FTC or the Antitrust Division should request additional information or documentary material under the HSR Act, consummation of the Merger could be delayed until after the companies have substantially complied with the request. At any time before or after the Effective Time of the Merger, the Antitrust Division, the FTC or any state or foreign government may take such action under the federal or state antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger, seeking divestiture of substantial assets of Synopsys or EPIC or seeking to impose conditions on Synopsys with respect to the business operations of the combined company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.


TERMINATION

     The Merger Agreement is subject to termination by mutual written consent of Synopsys and EPIC and at the option of either Synopsys or EPIC if the Merger is not consummated before June 30, 1997, unless the waiting period pursuant to the HSR Act has not expired, in which event either party may terminate the Merger Agreement if the Merger is not consummated before September 30, 1997. The Merger Agreement is also subject to termination by Synopsys or EPIC upon the occurrence of any of the following: a court order permanently restraining, enjoining or otherwise prohibiting the Merger, failure of the other party to obtain shareholder or stockholder approval or, under certain circumstances, a breach by the other party of a representation, warranty, covenant or agreement of the other party contained in the Merger Agreement. In addition, Synopsys may terminate the Merger Agreement if (i) the EPIC Board withdraws or adversely modifies its recommendation of the Merger Agreement, (ii) the EPIC Board approves one of a few certain types of alternative transactions or (iii) the EPIC Board fails to recommend against a tender offer or exchange offer for 20% or more of the outstanding shares of EPIC within a specified time period (each, a "Synopsys Termination Trigger"). Upon the occurrence of a Synopsys Termination Trigger or the termination of the Merger Agreement by Synopsys due to the failure of the EPIC shareholders to approve the Merger Agreement under certain circumstances, EPIC may be required to pay Synopsys a termination fee of $10,700,000. In all other situations in which the Merger Agreement is terminated, each party shall pay its own expenses and fees. See "The Merger Agreement -- Termination" and "-- Termination Fees."

SURRENDER OF CERTIFICATES

     If the Merger becomes effective, Synopsys will mail a letter of transmittal with instructions to all holders of record of EPIC Common Stock immediately prior to the Merger for use in surrendering their stock certificates in exchange for certificates representing shares of Synopsys Common Stock and a cash payment in lieu of fractional shares, if any. EPIC shareholders should not surrender their certificates until the holders receive the letter of transmittal. See "The Merger Agreement -- Conversion of Securities."

DISSENTERS' RIGHTS

     If holders of at least 5% of the outstanding shares of EPIC Common Stock have exercised dissenters' rights in connection with the Merger under Sections 1300-1312 ("Section 1300") of the California General Corporation Law (the "CGCL"), any holder of EPIC Common Stock may exercise dissenters' rights by voting against the Merger and following the procedures set forth in Section 1300. If the holders of shares representing at least 5% of the outstanding shares of EPIC Common Stock do not exercise dissenters' rights, then only a holder of EPIC Common Stock with respect to which there exists a restriction on transfer imposed by EPIC or by any law or regulation will be so entitled.

     AN EPIC SHAREHOLDER WISHING TO EXERCISE DISSENTERS' RIGHTS MUST VOTE AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE EPIC SPECIAL MEETING. HOWEVER, VOTING AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WILL NOT, IN AND OF ITSELF, BE SUFFICIENT NOTICE OF SUCH SHAREHOLDERS' INTENTION TO DISSENT. RATHER, ANY EPIC SHAREHOLDER WISHING TO EXERCISE DISSENTERS' RIGHTS MUST COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 1300. SEE "THE MERGER -- DISSENTERS' RIGHTS" AND THE FULL TEXT OF SECTION 1300, A COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to be a tax-free reorganization for federal income tax purposes, so that no gain or loss would generally be recognized by Synopsys or EPIC and no gain or loss would generally be recognized by EPIC shareholders, except in respect of cash received in lieu of fractional shares. EPIC shareholders are urged to consult their own tax advisors as to the specific tax consequences of the Merger to the individual shareholder. It is a condition to the Merger that Synopsys and EPIC shall have each received an opinion of their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. For a further discussion of federal income tax consequences of the Merger, see "The
Merger -- Certain Federal Income Tax Consequences." See also "The Merger Agreement -- Conditions."

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. The obligations of Synopsys and EPIC to consummate the Merger are conditioned upon the receipt by Synopsys and EPIC from KPMG Peat Marwick LLP and Deloitte & Touche LLP, respectively, of letters dated as of the Effective Date regarding the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if the Merger is closed and consummated in accordance with the Merger Agreement. See "The Merger -- Accounting Treatment" and "The Merger Agreement -- Conditions."

RESTRICTIONS ON RESALE OF SYNOPSYS COMMON STOCK

     The shares of Synopsys Common Stock issuable to shareholders of EPIC upon consummation of the Merger have been registered under the Securities Act. Such shares may be freely traded without restriction by those shareholders who are not deemed to be "affiliates" of Synopsys or EPIC, as that term is defined in the rules under the Securities Act.

     Shares of Synopsys Common Stock received by those shareholders of EPIC who are deemed to be affiliates of EPIC may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Each affiliate of EPIC has agreed not to offer, sell, pledge, transfer or otherwise dispose of any shares of Synopsys Common Stock distributed pursuant to the Merger, except in compliance with Rule 145 under the Securities Act, or in a transaction that is otherwise exempt from the registration requirements of the Securities Act and an opinion of counsel, satisfactory to Synopsys, has been provided to Synopsys to the effect that no such registration is required in connection with the proposed transaction, or in an offering that is registered under the Securities Act. In addition, each affiliate of Synopsys and EPIC has agreed not to sell, transfer or otherwise dispose of, or reduce such person's interest in or risk relating to (i) any shares of Synopsys Common Stock or EPIC Common Stock from the date of the Merger Agreement until the Effective Time (or the termination of the Merger Agreement) and (ii) any shares of Synopsys Common Stock issued to such person in the Merger or otherwise beneficially owned by such person, except in each case for amounts of EPIC Common Stock and Synopsys Common Stock not more than the de minimis amount permitted by the rules and releases of the Commission relating to pooling of interests accounting treatment, until Synopsys has publicly released combined financial results of Synopsys and EPIC for a period of at least 30 days of combined operations. See "The Merger -- Restrictions on Resale of Synopsys Common Stock."

COMPARISON OF STOCKHOLDER RIGHTS

     See "Comparison of Rights of Holders of EPIC Common Stock and Holders of Synopsys Common Stock" for a summary of the material differences between the rights of holders of EPIC Common Stock and Synopsys Common Stock.

                                  RISK FACTORS

     The following factors should be considered carefully by holders of EPIC Common Stock in evaluating whether to approve and adopt the Merger Agreement, and by the holders of Synopsys Common Stock in evaluating whether to approve the issuance of Synopsys Common Stock in connection with the Merger. These factors should be considered in conjunction with the other information included in this Joint Proxy Statement/Prospectus.

     This Joint Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in the following discussion, the words "projects," "expects," and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Joint Proxy Statement/Prospectus.

RISKS RELATING TO THE MERGER

     Fixed Exchange Ratio. As a result of the Merger, each outstanding share of EPIC Common Stock will be converted into the right to receive approximately
0.7485 of a share of Synopsys Common Stock. The Merger Agreement does not provide for adjustment of the exchange ratio based on fluctuations in the price of Synopsys Common Stock. Accordingly, the value of the consideration to be received by the shareholders of EPIC upon the Merger will depend entirely on the market price of Synopsys Common Stock at the Effective Time. The closing price for Synopsys Common Stock on The Nasdaq National Market on January 15, 1997, the last trading day prior to public announcement of the Merger, was $41.75, and on February 3, 1997, the latest practicable trading day before the printing of this Joint Proxy Statement/Prospectus, was $41.75. There can be no assurance that the market price of Synopsys Common Stock on and after the Effective Time will not be lower than such prices. See "-- Risks Relating to Synopsys" and "Market Price and Dividend Information."

     Potential Dilution of Interest. A number of shares equal to approximately 20.2% of Synopsys' outstanding Common Stock after giving effect to the Merger will be issued to the shareholders of EPIC upon consummation of the Merger and an additional approximately 1,583,581 shares of Synopsys Common Stock will be reserved for issuance upon the exercise of options to purchase EPIC Common Stock assumed by Synopsys in connection with the Merger. The issuance of Synopsys Common Stock in the Merger and upon the exercise of EPIC Options assumed by Synopsys may cause a dilution of earnings per share which may negatively impact the price of Synopsys Common Stock. There can be no assurance that Synopsys' stock price will not be negatively impacted, or that the pro forma financial information presented herein will be indicative of actual results. See "Selected Historical and Unaudited Pro Forma Combined Financial Data."

     Integration of EPIC Operations; Risk of Failure to Achieve Synergies. The managements of Synopsys and EPIC have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies. See "The
Merger -- Reasons for the Merger; Recommendations of the Boards of Directors." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The integration of certain operations following the Merger will require the dedication of management resources, which may distract management's attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business, financial condition and results of operations of the combined company. The difficulties of assimilation may be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different, although similar, corporate cultures. The retention by EPIC and Synopsys of key employees is critical to ensure continued advancement, development and support of the companies' technologies as well as on-going sales and marketing efforts. As commonly occurs with mergers of technology companies, during the pre-merger and integration phases, competitors may intensify their efforts to attract customers and to recruit key employees through various incentives. There can be no assurance that the combined company will be able to retain key technical, sales or marketing personnel after the Merger.

     Integration of Other Acquired Businesses. Synopsys and EPIC have consummated several business combinations in recent years, and the Merger, if approved, would be the largest such combination for either company. The difficulties of integrating Synopsys' and EPIC's businesses may be exacerbated by the size and number of prior business combinations. There can be no assurance that products, technologies, distribution channels, key personnel and businesses of acquired companies will be effectively integrated into the combined company's business or product offerings, or that such integration will not adversely affect the combined company's business, financial condition or results of operations. There can also be no assurance that any acquired products, technologies or businesses will contribute at anticipated levels to the combined company's sales or earnings, or that the sales and earnings from combined businesses will not be adversely affected by the integration process. The failure to integrate such acquisitions successfully could have an adverse impact on the financial results of the combined company. See "Synopsys, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Mergers and Acquisitions."

     Transaction Charges. Synopsys and EPIC estimate that they will incur direct transaction costs of approximately $4.6 million associated with the Merger, which will be charged to operations upon consummation of the Merger. In addition, it is expected that after the Merger, the combined company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. Although Synopsys expects that the elimination of duplicative expenses as well as other efficiencies related to the integration of the businesses may offset the direct transaction costs and other integration-related charges over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. See "Selected Historical and Unaudited Pro Forma Combined Financial Information."

     Customers. There can be no assurance that present and potential customers of Synopsys and EPIC will continue their current buying patterns without regard to the announced Merger. Certain customers may defer purchasing decisions as they evaluate Synopsys' future product strategy and competitive positioning. Any such deferrals could have a material adverse effect upon the results of operations of Synopsys, EPIC and/or the combined company both in the near-term and the long-term.

     Shares Eligible for Future Sale. If the Merger is consummated, Synopsys will issue to shareholders of EPIC an aggregate of approximately 10,325,691 shares of Synopsys Common Stock based on the number of shares of EPIC Common Stock outstanding as of January 31, 1997. Immediately upon consummation of the Merger, up to approximately 9,700,352 of such shares will be freely tradeable. As a result, substantial sales of Synopsys Common Stock could occur after the Merger. Following publication of financial results covering 30 days of post-Merger combined operations, an additional approximately 625,339 shares issued in the Merger to persons who may be deemed affiliates of EPIC could be publicly sold pursuant to Rule 145 under the Securities Act, subject to the volume and other limitations thereof. In addition, based on the number of EPIC Options outstanding on January 31, 1997, approximately 1,583,581 additional shares of Synopsys Common Stock will be reserved for issuance to holders of EPIC Options to be assumed by Synopsys in the Merger. Future sales of a substantial number of such shares of Synopsys Common Stock could adversely affect or cause substantial fluctuations in the market price of Synopsys Common Stock.

RISKS RELATING TO SYNOPSYS

     The following factors relate to Synopsys as a stand-alone company without giving effect to the Merger.

     Competition. The EDA industry is highly competitive. Synopsys' products compete with similar products from other vendors and compete with other EDA products and services for a share of the EDA budgets of their customers. Historically, much of Synopsys' growth has been attributable to the strength of its synthesis products, an area in which Synopsys is currently the leading supplier. Opportunities for share growth in this area are limited.

     The EDA industry as a whole is experiencing rapid change. Technology advances and customer requirements are fueling a change in the nature of competition among EDA vendors. Advances in semiconductor technology are expected to create a need for tighter integration between logic design and physical design, and companies will increasingly compete over "design flows" involving a broad range of products and services rather than individual design tools.

     No single EDA company currently offers its customers industry leading products for a complete design flow. Presently, Synopsys does not offer physical design tools, a field which is currently dominated by Cadence Design Systems, Inc. and Avant! Corporation, and trails Cadence in its capacity to offer design services. In May 1996, Synopsys entered into a strategic relationship with Cooper & Chyan Technology, Inc. (CCT) involving the acquisition of 9.9% of CCT's stock and a link between Synopsys' existing synthesis products and its design planning products under development and CCT's routing technology. Cadence and CCT have announced their intention to merge. Synopsys has sold a portion of its holdings of CCT stock and is evaluating the effect of such a merger on its overall relationship with CCT. See "Synopsys, Inc. -- Business -- Competition" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertainty of Market Acceptance of New Products. Synopsys is seeking to develop a balanced product portfolio. Among the most important new products offered by Synopsys are its Behavioral Compiler, Cell-Based Array, ARKOS hardware emulator, and Cyclone simulation accelerator products. These products have achieved initial customer acceptance, but Synopsys will only derive significant revenue from these products if they are accepted by a broad range of customers, which cannot be assured. See "Synopsys, Inc. -- Business -- Product Groups" and "-- Products."

     Reliance on Semiconductor Industry. Synopsys' business has benefited from the rapid worldwide growth of the semiconductor industry. The semiconductor industry grew relatively slowly for most of 1996. Despite recent reports of improving conditions in the industry, the outlook for 1997 remains uncertain. Slower growth in the semiconductor industry could have an adverse effect on Synopsys' performance. See "Synopsys, Inc. -- Business -- Industry Background" and " -- Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Management of Growth. Synopsys attempts to manage its business to achieve quarter-to-quarter revenue and earnings growth. The ability to manage such growth is affected by a number of factors, including customer product demand, product license terms, the size of Synopsys' backlog, and decisions regarding the timing of revenue recognition. In recent years, the management of revenue and earnings growth has become more difficult as a result of a number of factors. Synopsys' orders have become more seasonal, with higher volumes in the second and fourth quarters of Synopsys' fiscal year, and the average order size has also increased. Synopsys increasingly receives a disproportionate volume of orders in the last month of the quarter. This trend has grown more pronounced in recent quarters. In addition, an increasing amount of Synopsys' orders involve products and services which yield revenue over multiple quarters (often extending beyond the current fiscal year) or upon completion of performance rather than at the time of sale, including time-based product licenses, consulting services, development contracts, and CBA licenses and royalties. Because of these trends, Synopsys' ability to convert orders, particularly those received late in a quarter, or backlog to revenue in any quarter is less certain than it historically has been, and it is therefore possible for Synopsys to fall short in its revenue and/or earnings plan for a given quarter even while orders and backlog remain on plan. In addition, Synopsys recently modified its order acceptance policy, which has resulted in a reduction of its current backlog and may have an adverse effect on future backlog calculations. Ultimately, long-term revenue and earnings growth is dependent upon the successful development and sale of Synopsys' products and services over a sustained period of time. See "Synopsys, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Fixed Operating Expenses. Synopsys' operating expenses are based in part on its expectations of future revenue, and expense levels are generally committed in advance of revenue. Synopsys continues to expand and increase its operating expenses in order to generate and support additional revenue in the future. If revenue does not materialize as expected, Synopsys' results of operations are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenue because only a small portion of Synopsys' expenses varies with its revenue. See "Synopsys, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Exchange Rate Fluctuations; Foreign Economic Conditions. In recent years, international revenue has accounted for approximately half of Synopsys' revenue. As a result, Synopsys' financial performance could be negatively affected by such factors as changes in foreign currency exchange rates and changes in regional or worldwide economic or political conditions. In particular, revenue from sales in Japan during fiscal 1996 was adversely affected by a decline in the value of the yen against the dollar. Continued weakness in the value of the yen could adversely affect revenue from Japan during fiscal year 1997. See "Synopsys, Inc. -- Business -- Sales, Distribution and Backlog" and
"-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertainties of Joint Development Efforts. In February 1996, Synopsys entered into a six-year joint development and license agreement with IBM, pursuant to which Synopsys and IBM will jointly develop certain new products that Synopsys believes are important to the long-term growth of its business. Synopsys has not previously entered into a joint development agreement of this scope. Joint development of products is subject to risks and uncertainties over and above those affecting internal development, and there can be no assurance that Synopsys' joint development efforts will be successful. See "Synopsys, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Key Personnel. Synopsys' success is dependent on technical and other contributions of key individuals, and there can be no assurance that Synopsys can continue to recruit and retain such key personnel. See "Synopsys, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Other Income and Expenses; Stock Repurchase Program. In May 1996 Synopsys acquired 9.9% of the outstanding shares of CCT at a price of $14.50 per share. Following announcement of the Cadence-CCT merger, Synopsys has commenced a program of selling its CCT shares (and, if the proposed merger of CCT with Cadence is consummated, its Cadence shares) in an amount per quarter sufficient to generate a profit of $2 million per quarter. If the proposed CCT-Cadence merger is not consummated for any reason, or the stock price of either company declines significantly, the total amount of gain, if any, that Synopsys could realize on such sales and its ability to sell CCT shares at regular intervals would be adversely affected.

     In May 1996 the Synopsys Board authorized a program to repurchase up to two million shares of Synopsys Common Stock over two years, subject to a maximum expenditure of $80 million. In January 1997 the Synopsys Board suspended the stock repurchase program in order to comply with pooling of interests accounting restrictions in connection with the Merger and will terminate such program if necessary to comply with such restrictions. Although Synopsys' purchases have been insignificant as a proportion of trading in Synopsys Common Stock since May 1996, suspension or termination of the repurchase program could have an adverse effect on the price of Synopsys Common Stock.

     Volatility of Stock Prices. Synopsys' stock price, like that of other technology companies, is subject to significant volatility. Past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. If revenues or earnings in any quarter fail to meet expectations of the investment community, there could be an immediate and significant impact on Synopsys' stock price. In addition, Synopsys' stock price may be affected by broader market trends that may be unrelated to Synopsys' performance. See "Synopsys, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATING TO EPIC

     The following factors relate to EPIC as a stand-alone company without giving effect to the Merger.

     EPIC'S Quarterly Operating Results May Fluctuate. EPIC's quarterly results have in the past and may in the future vary significantly due to a number of factors, including the timing of customer design and development projects; the timing of significant orders; the timing of expenditures in anticipation of product releases or increased revenue; the timing of new product announcements by EPIC and its competitors; competition and pricing in the semiconductor industry; customer acceptance of new and enhanced versions of EPIC's products; variations in the mix of products EPIC licenses; and variations in product development or operating expenditures. Any unfavorable changes in these or other factors could have a material adverse effect on EPIC's business, financial condition and results of operations. A substantial portion of EPIC's revenue in each quarter results from orders booked in that quarter. In addition, as is typical in the software industry, many of EPIC's customers order on an as-needed basis and often place orders near the end of fiscal quarters. Quarterly revenue and operating results will therefore depend on the volume and timing of orders received during the quarter which are often difficult to forecast. EPIC's expense levels are based, in part, on its expectations of future revenues. As a result, if anticipated revenue in any quarter does not occur or is delayed, expenditure levels could be disproportionately high as a percentage of revenues, and EPIC's operating results for that quarter would be adversely affected. Further, it is possible that in some future quarter EPIC's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of EPIC Common Stock would be materially adversely affected. See "EPIC Design Technology, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The EDA Industry is Highly Competitive. In general, competition in the EDA industry comes from major EDA vendors, each of which has a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and larger installed customer bases than EPIC. These companies also have established relationships with current and potential customers of EPIC. In addition, there have been several recent consolidations in the EDA industry involving medium to large EDA companies acquiring small technology companies. For example, Avant! has recently acquired Anagram, Inc., Meta-Software, Inc. and Frontline Design Automation and Cadence has recently acquired High Level Design Systems, Inc. ("HLDS") and has recently announced an agreement to acquire Cooper & Chyan Technology, Inc. providing additional sales distribution channels and customer base access to these smaller companies and improving their ability to compete effectively. EPIC believes that this consolidation will result in increased competition from the larger, more diversified EDA companies. In addition, a variety of small companies develop and introduce new products, and any of these companies could become a significant competitor in the EDA industry in the future. EPIC also competes with the internal design groups of its existing and potential customers, many of whom design and develop customized simulation and analysis tools for their particular needs and therefore may be reluctant to purchase products offered by independent vendors. In addition, increased competition could result from vendors of SPICE simulation products which increase the performance of their existing products to match that of EPIC's products. There can be no assurance that EPIC will be able to continue to compete successfully against current and future competitors or that competitive pressures faced by EPIC will not materially adversely affect its business, financial condition and results of operations. In particular, increased competition could result in price reductions, reduced margins and loss of sales, all of which could materially adversely affect EPIC. In addition, there can be no assurance that current competitors or other entities will not develop similar products that have significant advantages over EPIC's core technology which could have a material adverse effect on EPIC's business, financial condition and results of operations. See "EPIC Design Technology, Inc. -- Business -- Competition" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertainty of Continued Customer Acceptance of EPIC's Products. EPIC's future success is dependent upon the continued development and expansion of the use of deep submicron ICs in electronic products. Because the field of deep submicron ICs is new and evolving, there can be no assurance that the need for simulation and analysis tools that aid in the design of deep submicron ICs will continue to expand. There can be no assurance that the applications for which EPIC's products are best suited will continue to develop or that EPIC's products will achieve the continued customer acceptance required to maintain revenue growth and continued profitability in the future. Continued acceptance of EPIC's products will require that IC designers continue to adopt modified methods of design simulation and analysis. Designers have historically relied on other methodologies implemented through products supplied by the major EDA vendors, and there can be no assurance that they will be willing to change these established methods of design simulation and analysis. If the need for EPIC's products continues to develop, EPIC expects competition from the major

EDA vendors to increase. See "EPIC Design Technology,
Inc. -- Business -- Industry Background" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     EPIC is Dependent on Semiconductor Industry. EPIC is dependent upon the semiconductor industry and, in particular, new IC design projects. The semiconductor industry is highly volatile due to rapid technological change, short product life cycles, fluctuations in manufacturing capacity, and pricing and gross margin pressures. The semiconductor industry periodically has experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions during which the number of new design projects often decreases. Purchases of new licenses from EPIC are largely dependent upon the commencement of new design projects, and factors negatively affecting the semiconductor industry could have a material adverse effect on EPIC's business, financial condition and results of operations. EPIC's business, financial condition and results of operations may in the future reflect substantial fluctuations from period-to-period as a consequence of semiconductor industry patterns and general economic conditions. See "EPIC Design Technology, Inc. -- Business -- Industry Background" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     EPIC is Dependent on Distributors for International Sales. EPIC has no direct sales force and relies on a single distributor for licensing and support of its products in each of Japan, Korea and the ASEAN countries and India. Accordingly, EPIC is dependent upon the continued viability and financial stability of its distributors. In particular, license and service revenue from Marubeni, the Company's exclusive distributor in Japan, accounted for 15.6%, 16.6%, 21.9% and 19.2% of total revenue in fiscal 1994, 1995 and 1996 and in the first quarter of fiscal 1997, respectively. Since EPIC's products are used by highly skilled professional engineers, effective distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, EPIC's distributors generally offer products of several different companies, including in some cases products that are competitive with EPIC's products. There can be no assurance that EPIC's current distributors will be able to continue to market or service and support EPIC's products effectively, that economic conditions or industry demand will not adversely affect these or other distributors, that any distributor that licenses EPIC's products will choose to continue to license such products or that these distributors will not devote greater resources to licensing products of other companies. The loss of, or a significant reduction in revenue from, one of EPIC's distributors could have a material adverse effect on EPIC's business, financial condition and results of operations. See "EPIC Design Technology, Inc. -- Business -- Sales, Marketing and Customers" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with International Licensing. International license and service revenue accounted for 48.5%, 44.3%, 39.7% and 39.0% of the total revenue in fiscal 1994, 1995 and 1996 and in the first quarter of fiscal 1997, respectively. EPIC expects that international license and service revenue will continue to account for a significant portion of its revenues in the future. These revenues involve a number of inherent risks, including the impact of recessionary environments in economies outside the United States, generally longer receivable collection periods, unexpected changes in regulatory requirements, reduced protection for intellectual property rights in some countries, and tariffs and other trade barriers. There can be no assurance that such factors will not have a material adverse effect on EPIC's future international license and service revenue and, consequently, on EPIC's business, financial condition and results of operations. Although EPIC has attempted to reduce the risk of fluctuations in exchange rates associated with international revenues by licensing its products for United States currency, EPIC pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. Currency exchange fluctuations in countries in which EPIC licenses its products could have a material adverse effect on EPIC by resulting in pricing that is not competitive with prices denominated in local currencies. See "EPIC Design Technology, Inc. -- Business -- Sales, Marketing and Customers" and " -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Fields in which EPIC Competes are Subject to Rapid Technological Change; EPIC is Dependent on New Products. The EDA industry is characterized by extremely rapid technological change, frequent new product introductions, evolving industry standards and changing customer requirements. EPIC's future success will depend upon its ability to enhance its current products and to develop and introduce new products on a timely and a cost-effective basis that keep pace with technological developments and evolving industry standards and methodologies, as well as address the increasingly sophisticated needs of EPIC's customers. There can be no assurance that EPIC will be successful in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements, that EPIC will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve customer acceptance. Failure of EPIC, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-efficient manner would have a material adverse effect on EPIC's business, financial condition and results of operations. In addition, EPIC or its competitors may announce new products or technologies that have the potential to replace EPIC's existing product offerings. The introduction of products embodying new technologies or changes in industry standards or customer requirements could render existing products obsolete and unmarketable. In addition, there can be no assurance that the announcement of new product offerings by EPIC or its competitors will not cause customers to defer purchases of existing EPIC products, which could have a material adverse effect on EPIC's business, financial condition and results of operations. See "EPIC Design Technology, Inc. -- Business -- Product Development" and " -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     EPIC is Dependent on Proprietary Technology; Risk of Third Party Claims of Infringement. EPIC relies primarily upon a combination of copyright and trademark laws to establish and protect proprietary rights in its products. EPIC seeks to protect the source code for its products as an unpublished copyrighted work. EPIC generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. EPIC does not license or release the source code for its proprietary software to its customers, except in connection with source code escrow arrangements. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use EPIC's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Because the EDA industry is characterized by rapid technological change, EPIC believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are also important to establishing and maintaining a technology leadership position. Although EPIC has one issued United States patent, it does not anticipate that it will rely on this or other patents to protect its proprietary rights. Although EPIC does not believe its products infringe the proprietary rights of any third parties, there can be no assurance that infringement claims will not be asserted against EPIC or its customers in the future. EPIC could incur substantial costs and diversion of management resources in defending itself and its customers against any such claims. Furthermore, parties making such claims could secure substantial damages, as well as injunctive or other equitable relief which could effectively block EPIC's ability to sell its products in the United States and abroad. Such a judgment could have a material adverse effect on EPIC's business, financial condition and results of operations. If it appears necessary or desirable, EPIC may seek licenses under intellectual property that it is allegedly infringing. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to EPIC. The failure to obtain the necessary licenses or other rights could have a material adverse effect on EPIC's business, financial condition and results of operations. See "EPIC Design Technology, Inc. -- Business -- Proprietary Technology" and " -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     EPIC Must Continue to Manage Growth. As of September 30, 1994, 1995 and 1996 and December 31, 1996, EPIC had 79 employees, 127 employees, 195 employees and 204 employees, respectively. The growth in EPIC's business has placed, and is expected to continue to place, a significant strain on EPIC's management, operational and financial resources. In order to manage its growth, EPIC must continue to implement and improve its operational, financial and management information systems, hire, train and manage its employees and develop additional management expertise. EPIC's failure to manage growth effectively could have a material adverse effect on its business, financial condition and results of operations.

     EPIC is Dependent on Key Personnel. EPIC is highly dependent upon the continued service of, and on its ability to attract and retain, qualified technical, sales, marketing and managerial personnel. The competition for qualified personnel is intense, and the loss of any such persons, as well as the failure to recruit additional key personnel in a timely manner, would have a material adverse effect on EPIC's business, financial condition and results of operations. In particular, there are only a limited number of qualified EDA engineers, and the competition for such individuals is especially intense. There can be no assurance that EPIC will be able to continue to attract and retain the qualified technical and other personnel necessary for the continued development and growth of its business. See "EPIC Design Technology, Inc. -- Business -- Employees."

     Risk of Future EPIC Acquisitions. During each fiscal of 1995 and 1996, EPIC entered into acquisitions of other companies. EPIC's management frequently evaluates the strategic opportunities available to it and may in the near-term or long-term pursue acquisitions of complimentary businesses, products or technologies. Future acquisitions by EPIC may result in the diversion of management's attention from the day-to-day operation of EPIC's business and may include numerous other risks, including difficulties in the integration of the operations, products and personnel of the acquired companies. Future acquisitions by EPIC have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets. See "EPIC Design Technology, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Issuance of Preferred Stock Could Adversely Affect Holders of EPIC Common Stock. Pursuant to EPIC's Restated Articles of Incorporation, the EPIC Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any unissued series of undesignated Preferred Stock and affix the number of shares constituting any series in the designation of such series, without any further vote or action by EPIC's shareholders. The EPIC Preferred Stock could be issued with voting, liquidation, dividend or other rights superior to the rights of the EPIC Common Stock. The issuance of EPIC Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of EPIC and may affect the market price of, and the voting and other rights of the holders of EPIC Common Stock.

     Substantial Price Volatility of the EPIC Common Stock. The market price of shares of EPIC Common Stock has in the past, and is likely to continue in the future, to be highly volatile and significantly affected by factors such as actual or anticipated fluctuations in EPIC's operating results, announcements of technological innovations, new products or new licenses by EPIC or its competitors, developments with respect to copyrights or proprietary rights, conditions and trends in the EDA and semiconductor industries, adoption of new accounting standards affecting the software industry, general market conditions, the impact of relatively low trading float on the market price of the EPIC Common Stock and other factors. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations have in the past and may in the future also adversely affect the market price of the EPIC Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to EPIC. Such litigation could result in substantial costs and diversion and management's attention and resources, which could have a material adverse effect on EPIC's business, financial condition and results of operations. Any adverse determination in any such litigation could also subject EPIC to significant liabilities.

      SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following selected historical financial information of Synopsys and EPIC has been derived from their respective historical consolidated financial statements, and should be read in conjunction with such consolidated financial statements and the notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus. The selected pro forma combined financial information is derived from the unaudited pro forma combined condensed financial statements, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such unaudited pro forma combined condensed financial statements and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. For pro forma purposes, Synopsys' consolidated statements of income for the three fiscal years ended September 30, 1994, 1995 and 1996, and for the three months ended December 31, 1995 and 1996, have been combined with EPIC's consolidated statements of operations for the three fiscal years ended September 30, 1994, 1995 and 1996, and for the three months ended December 31, 1995 and 1996, giving effect to the Merger as if it had occurred on October 1, 1993. For pro forma purposes, Synopsys' consolidated balance sheet as of December 31, 1996 has been combined with the consolidated balance sheet of EPIC as of December 31, 1996, giving effect to the Merger as if it had occurred on December 31, 1996. No cash dividends have been declared or paid on Synopsys Common Stock or EPIC Common Stock. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

               SYNOPSYS SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      THREE MONTHS
                                                                                         ENDED
                                          YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                             ---------------------------------------------------   ------------------
                              1992       1993       1994       1995       1996      1995       1996
                             -------   --------   --------   --------   --------   -------   --------
HISTORICAL CONSOLIDATED STATEMENT OF INCOME
DATA:
Revenue....................  $91,689   $142,703   $199,200   $265,500   $353,500   $79,000   $102,500
Merger-related costs.......    1,374         --      7,400         --         --        --         --
In-process research and
  development..............       --         --      5,900      9,200     39,700        --         --
Operating income...........    7,935     22,493     21,600     42,800     28,900    15,800     20,400
Net income.................    4,598     15,001     14,205     30,300     23,700    11,650     16,150
Earnings per share.........  $  0.13   $   0.41   $   0.36   $   0.75   $   0.57   $  0.28   $   0.38
Shares used in per share
  computation..............   34,508     36,854     39,038     40,416     41,553    41,632     42,993

                                             AS OF SEPTEMBER 30,                         AS OF
                             ---------------------------------------------------      DECEMBER 31,
                              1992       1993       1994       1995       1996            1996
                             -------   --------   --------   --------   --------   ------------------
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
Cash and short-term
  investments..............  $49,814   $ 95,013   $141,213   $209,984   $236,567        $231,540
Working capital............   41,260     64,098     94,756    147,259    157,377        174,046
Total assets...............  101,536    144,389    211,949    297,571    408,967        426,277
Long-term debt.............      778         --         --         --     15,970         14,122
Total stockholders'
  equity...................   63,061     89,364    123,728    182,302    232,747        264,280

                 EPIC SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       THREE MONTHS
                                                                                          ENDED
                                               YEAR ENDED SEPTEMBER 30,                DECEMBER 31,
                                     ---------------------------------------------   ----------------
                                      1992     1993     1994      1995      1996      1995     1996
                                     ------   ------   -------   -------   -------   ------   -------
HISTORICAL CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Revenue............................  $2,702   $5,532   $11,339   $25,003   $43,919   $9,439   $14,210
Purchased in-process technology....      --       --        --     3,261    18,806       --        --
Operating income (loss)............      27      809     1,830     2,458    (5,470)   2,681     4,291
Net income (loss)..................     (25)     603     1,238       990    (9,678)   1,867     2,926
Net income (loss) per share........  $(0.01)  $ 0.06   $  0.13   $  0.08   $ (0.77)  $ 0.14   $  0.20
Shares used in per share
  computation......................   4,922    9,520     9,864    13,198    12,625   13,656    14,735

                                                  AS OF SEPTEMBER 30,                     AS OF
                                     ---------------------------------------------     DECEMBER 31,
                                      1992     1993     1994      1995      1996           1996
                                     ------   ------   -------   -------   -------   ----------------
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Cash and short-term investments....  $  965   $  872   $ 3,974   $27,918   $39,527       $39,321
Working capital....................   1,335    1,521     1,862    23,584    30,763        34,724
Total assets.......................   2,257    3,345     7,907    35,781    54,791        58,519
Total shareholders' equity.........   1,545    2,163     3,637    26,925    37,054        41,185

               SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                            YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                       ----------------------------------     --------------------
                                         1994         1995         1996        1995         1996
                                       --------     --------     --------     -------     --------
PRO FORMA COMBINED CONDENSED
  STATEMENT OF INCOME DATA:
Revenue..............................  $210,539     $290,503     $397,419     $88,439     $116,710
Merger-related costs.................     7,400           --           --          --           --
In-process research and
  development........................     5,900       12,461       58,506          --           --
Operating income.....................    23,430       45,258       23,430      18,481       24,691
Net income...........................    15,443       31,290       14,022      13,517       19,076
Earnings per share...................  $   0.33     $   0.62     $   0.27     $  0.26     $   0.35
Shares used in per share
  computation........................    46,421       50,295       51,933      51,854       54,022

                                                                                     AS OF
                                                                                  DECEMBER 31,
                                                                                      1996
                                                                                  ------------
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
Cash and short-term investments.................................................    $270,861
Working capital.................................................................     204,170
Total assets....................................................................     484,796
Long-term debt..................................................................      14,122
Total stockholders' equity......................................................     300,865

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of Synopsys and EPIC and combined per share data on an unaudited pro forma basis after giving effect to the Merger as a pooling of interests. This data should be read in conjunction with the selected historical and unaudited pro forma combined financial data and the unaudited pro forma combined condensed financial statements of Synopsys and EPIC and notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma combined per share data are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                                          THREE
                                                                                          MONTHS
                                                         YEAR ENDED SEPTEMBER 30,         ENDED
                                                         -------------------------     DECEMBER 31,
                                                         1994      1995      1996          1996
                                                         -----     -----     -----     ------------
HISTORICAL -- SYNOPSYS
Earnings per share.....................................  $0.36     $0.75     $0.57        $ 0.38
Book value per share(1)................................   3.34      4.68      5.76          6.48
HISTORICAL -- EPIC
Net income (loss) per share............................   0.13      0.08     (0.77)         0.20
Book value per share(1)................................   0.43      2.22      2.72          3.00
PRO FORMA COMBINED EARNINGS PER SHARE(2)
Per Synopsys share.....................................   0.33      0.62      0.27          0.35
Equivalent per EPIC share(3)...........................   0.25      0.46      0.20          0.26
PRO FORMA COMBINED BOOK VALUE PER SHARE(2)(4)
Per Synopsys share.....................................                       5.24          5.89
Equivalent per EPIC share(3)...........................                       3.92          4.41

---------------

(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock and preferred stock, on an as if converted basis, outstanding at the end of each period.

(2) Synopsys and EPIC estimate they will incur direct transaction costs of approximately $4.6 million associated with the Merger, which will be charged to operations upon consummation of the Merger. In addition, it is expected that after the Merger, the combined company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. The pro forma combined book value per share data gives effect to the estimated direct transaction costs, as if such costs had been incurred as of the respective balance sheet date. The pro forma combined book value per share data does not include the additional significant charge relating to integrating the two companies. The direct transaction costs and integration-related charges are not included in the pro forma combined earnings per share data. See "Unaudited Pro Forma Combined Condensed Financial Statements" and accompanying notes thereto.

(3) The EPIC equivalent pro forma combined per share amounts are calculated by multiplying the Synopsys combined pro forma share amounts by the Exchange Ratio of 0.7485 of a share of Synopsys Common Stock for each share of EPIC Common Stock.

(4) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

                     MARKET PRICE AND DIVIDEND INFORMATION

     Synopsys. As of January 31, 1997, there were approximately 271 holders of record of the Synopsys Common Stock. The Synopsys Common Stock is traded on The Nasdaq National Market under the symbol "SNPS". The following table sets forth for the periods indicated the range of high and low sale prices reported on The Nasdaq National Market for the Synopsys Common Stock:

                                                                          HIGH       LOW
                                                                         ------     ------
    Fiscal Year Ended September 30, 1995:
      First Quarter....................................................  $24.25     $19.75
      Second Quarter...................................................   27.38      21.38
      Third Quarter....................................................   31.38      23.50
      Fourth Quarter...................................................   34.50      28.13
    Fiscal Year Ended September 30, 1996:
      First Quarter....................................................  $38.50     $23.00
      Second Quarter...................................................   37.75      27.50
      Third Quarter....................................................   46.75      29.75
      Fourth Quarter...................................................   50.50      30.75
    Fiscal Year Ending September 30, 1997:
      First Quarter....................................................  $48.50     $42.25
      Second Quarter (through February 3, 1997)........................   46.25      38.63

     EPIC. As of January 31, 1997, there were approximately 86 holders of record of the EPIC Common Stock. The EPIC Common Stock is traded on The Nasdaq National Market under the symbol "EPIC". The following table sets forth for the periods indicated the range of high and low sale prices reported on The Nasdaq National Market for the EPIC Common Stock:

                                                                          HIGH       LOW
                                                                         ------     ------
    Fiscal Year Ended September 30, 1995:
      First Quarter (from October 26, 1994)............................  $12.37     $ 9.37
      Second Quarter...................................................   13.62       9.00
      Third Quarter....................................................   18.12      12.63
      Fourth Quarter...................................................   24.25      15.75
    Fiscal Year Ended September 30, 1996:
      First Quarter....................................................  $24.25     $19.00
      Second Quarter...................................................   36.75      20.50
      Third Quarter....................................................   36.00      24.00
      Fourth Quarter...................................................   26.75      17.50
    Fiscal Year Ending September 30, 1997:
      First Quarter....................................................  $27.00     $22.63
      Second Quarter (through February 3, 1997)........................   33.50      24.25

     Neither Synopsys nor EPIC have paid cash dividends in the past. Following the Merger, Synopsys does not anticipate paying cash dividends in the foreseeable future. Pursuant to the Merger Agreement, EPIC and Synopsys have agreed not to pay cash dividends pending the consummation of the Merger. If the Merger is not completed, the EPIC Board presently intends to continue a policy of retaining all earnings to finance the expansion of its business.

     The following table sets forth the closing prices per share of Synopsys Common Stock and EPIC Common Stock on The Nasdaq National Market on January 15, 1997, the last full trading date prior to the execution and delivery of the Merger Agreement and the public announcement thereof, and on February 3, 1997, the latest practicable trading day before the printing of this Joint Proxy Statement/Prospectus; and the equivalent per share prices for EPIC Common Stock as of such dates based on the Synopsys Common Stock prices multiplied by the Exchange Ratio of 0.7485:

                                                     SYNOPSYS           EPIC            EPIC
                                                   COMMON STOCK     COMMON STOCK     EQUIVALENT
                                                   ------------     ------------     ----------
    January 15, 1997.............................     $41.75           $31.25          $31.25
    February 3, 1997.............................     $41.75           $29.75          $31.25

     No assurance can be given as to the market prices of Synopsys Common Stock or EPIC Common Stock at any time before the Effective Time or as to the market price of Synopsys Common Stock at any time thereafter. The Exchange Ratio is fixed and will not be adjusted to compensate EPIC shareholders for decreases in the market price of Synopsys Common Stock which could occur before the Merger becomes effective. In the event the market price of Synopsys Common Stock decreases or increases prior to the Effective Time, the market value at the Effective Time of the Synopsys Common Stock to be received in the Merger in exchange for EPIC Common Stock would correspondingly decrease or increase. EPIC shareholders are urged to obtain a current market quotation of the EPIC Common Stock and the Synopsys Common Stock.

     Following the Merger, all EPIC Common Stock will be owned by Synopsys and, as a result, EPIC Common Stock will no longer be listed on The Nasdaq National Market.

                                  THE MEETINGS

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of Synopsys Common Stock in connection with the solicitation of proxies by the Synopsys Board for use at the Synopsys Special Meeting to be held on Friday, February 28, 1997, at Synopsys' principal executive offices at 700 East Middlefield Road, Mountain View, California 94043, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus is also being furnished to holders of EPIC Common Stock in connection with the solicitation of proxies by the EPIC Board for use at the EPIC Special Meeting to be held on Friday, February 28, 1997 at the offices of EPIC located at 310 North Mary Avenue, Sunnyvale, California 94086, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Synopsys and shareholders of EPIC on or about February 7, 1997.

MATTERS TO BE CONSIDERED AT THE MEETINGS

     Synopsys Special Meeting. At the Synopsys Special Meeting, holders of Synopsys Common Stock will consider and vote upon (i) the issuance of shares of Synopsys Common Stock in exchange for shares of EPIC Common Stock pursuant to the Merger Agreement and (ii) such other matters as may properly be brought before the Synopsys Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or any postponements or adjournments thereof.

     EPIC Special Meeting. At the EPIC Special Meeting, holders of EPIC Common Stock will consider and vote upon (i) a proposal to approve and adopt the Merger Agreement, and (ii) such other matters as may properly be brought before the EPIC Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any adjournments thereof.

     Board of Directors' Recommendations. The Synopsys Board has unanimously approved the Merger Agreement and the issuance of shares of Synopsys Common Stock in connection with the Merger and believes that the Merger is fair to, and in the best interests of, Synopsys and its stockholders and, therefore, unanimously recommends a vote FOR the issuance of Synopsys Common Stock in connection with the Merger.

     The EPIC Board has unanimously approved the Merger Agreement and the Merger and believes that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, EPIC and its shareholders and, therefore, unanimously recommends that the holders of EPIC Common Stock vote FOR approval and adoption of the Merger Agreement.

VOTING AT THE MEETINGS; RECORD DATES

     Synopsys. Holders of record of Synopsys Common Stock on January 31, 1997 will be entitled to notice of and to vote at the Synopsys Special Meeting. As of January 31, 1997 there were 40,930,373 shares of Synopsys Common Stock outstanding and entitled to vote, which shares were held by approximately 271 holders of record. Each holder of record of shares of Synopsys Common Stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, at the Synopsys Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Synopsys Common Stock entitled to vote at the Synopsys Special Meeting is necessary to constitute a quorum at the Synopsys Special Meeting.

     The approval of the issuance of Synopsys Common Stock in connection with the Merger will require the affirmative vote of the holders of a majority of the shares of Synopsys Common Stock present in person or represented by proxy at the Synopsys Special Meeting. The approval of the issuance of Synopsys Common

Stock in connection with the Merger is required by the rules of Nasdaq governing corporations with securities listed on The Nasdaq National Market.

     As of January 31, 1997, directors and executive officers of Synopsys and their affiliates may be deemed to be beneficial owners of approximately 1.3% of the outstanding shares (excluding shares subject to stock options) of Synopsys Common Stock. Each of the directors and executive officers of Synopsys has advised Synopsys that he or she intends to vote or direct the vote of all shares of Synopsys Common Stock over which he or she has voting control for approval of the issuance of Synopsys Common Stock in connection with the Merger.

     As of January 31, 1997, the directors and executive officers of EPIC and their affiliates owned less than 1% of the outstanding shares of Synopsys Common Stock and EPIC owned no shares of Synopsys Common Stock.

     EPIC. Holders of record of shares of EPIC Common Stock on January 31, 1997 will be entitled to notice of and to vote at the EPIC Special Meeting. As of January 31, 1997 there were 13,795,179 shares of EPIC Common Stock outstanding and entitled to vote, which shares were held by approximately 86 holders of record. Each holder of record of shares of EPIC Common Stock on the EPIC Record Date is entitled to cast one vote per share on each proposal submitted for the vote of the EPIC shareholders, exercisable in person or by properly executed proxy, at the EPIC Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of EPIC Common Stock entitled to vote is necessary to constitute a quorum at the EPIC Special Meeting.

     The approval and adoption of the Merger Agreement by EPIC shareholders will require the affirmative vote of the holders of a majority of the outstanding shares of EPIC Common Stock entitled to vote.

     In accordance with the terms of the Merger Agreement, directors and officers of EPIC have executed and delivered agreements and irrevocable proxies to Synopsys (the "Voting Agreements") obligating them, among other things, to vote their shares of EPIC Common Stock in favor of approval of the Merger Agreement. As a result, all of the 835,457 shares of EPIC Common Stock (which excludes shares subject to EPIC Options) beneficially owned by directors and executive officers of EPIC and their respective affiliates at the EPIC Record Date (representing approximately 6.1% of the total number of shares of EPIC Common Stock outstanding at such date) will be voted for approval of and adoption of the Merger Agreement.

     As of January 31, 1997, the directors and executive officers of Synopsys and their affiliates owned less than 1% of the outstanding shares of EPIC Common Stock and Synopsys owned no shares of EPIC Common Stock.

     Effects of Abstentions and "Broker Non-Votes." At the Synopsys Special Meeting, in determining whether the issuance of Synopsys Common Stock in connection with the Merger has received the requisite number of affirmative votes, (i) abstentions will be counted and will have the same effect as a vote against the issuance of Synopsys Common Stock in connection with the Merger and
(ii) broker non-votes will have no effect on the outcome of the vote on the issuance of Synopsys Common Stock in connection with the Merger. At the EPIC Special Meeting, in determining whether the proposal to approve and adopt the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against such proposal. At both the Synopsys Special Meeting and the EPIC Special Meeting, abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because, for such proposal, the nominee does not have discretionary voting power and has not received instructions from such beneficial owner.

ADJOURNMENT OF THE EPIC SPECIAL MEETING OR THE SYNOPSYS SPECIAL MEETING

     In the event that there are not sufficient votes to approve and adopt the Merger Agreement at the time of the EPIC Special Meeting, such proposal could not be approved unless the EPIC Special Meeting was adjourned in order to permit further solicitation of proxies from EPIC shareholders. Proxies that are being solicited by the EPIC Board grant the discretionary authority to vote for any such adjournment, if necessary. If it is necessary to adjourn the EPIC Special Meeting, and the adjournment is for a period of less than 45 days, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of such time and place at the EPIC Special Meeting. A majority of the voting power represented and voting at the EPIC Special Meeting is required to approve any such adjournment, whether or not a quorum is present at the EPIC Special Meeting.

     In the event that there are not sufficient votes to approve the issuance of shares of Synopsys Common Stock in connection with the Merger at the time of the Synopsys Special Meeting, such proposal could not be approved unless the Synopsys Special Meeting was adjourned to permit further solicitation of proxies from Synopsys stockholders. Proxies that are being solicited by the Synopsys Board grant the discretionary authority to vote for any such adjournment, if necessary. If it is necessary to adjourn the Synopsys Special Meeting, and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than the announcement of such time and place at the Synopsys Special Meeting. A majority of the voting power represented and voting at the Synopsys Special Meeting is required to approve such adjournment whether or not a quorum is present at the Synopsys Special Meeting.

     An adjournment of either the Synopsys Special Meeting or EPIC Special Meeting, or both, may be necessary because the short time between the mailing of the Joint Proxy Statement/Prospectus and the Special Meetings may result in the lack of a quorum at either or both Special Meetings. In addition, an absolute majority of all outstanding shares of EPIC Common Stock is required to approve the Merger, and not merely a majority of the shares present and voting in person or by proxy.

PROXIES

     This Joint Proxy Statement/Prospectus is being furnished to Synopsys stockholders and EPIC shareholders in connection with the solicitation of proxies by and on behalf of the Synopsys and EPIC Boards for use at the Synopsys Special Meeting and the EPIC Special Meeting, respectively.

     All shares of Synopsys Common Stock and EPIC Common Stock which are entitled to vote and are represented at the relevant Special Meeting by properly executed proxies received prior to or at the relevant Special Meeting, and are not revoked, will be voted at such Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted:

          (i) in the case of the Synopsys Special Meeting, FOR approval of the issuance of Synopsys Common Stock in connection with the Merger; and

          (ii) in the case of the EPIC Special Meeting, FOR approval and adoption of the Merger Agreement.

     If any other matters are properly presented at the Special Meetings for consideration, including, among other things, consideration of a motion to adjourn a Special Meeting (including, without limitation, for purposes of soliciting additional votes for approval of the issuance of shares of Synopsys Common Stock in connection with the Merger or for approval and adoption of the Merger Agreement, as applicable) to another time and/or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.


     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Synopsys or EPIC, as the case may be, at or before the taking of the vote at the relevant Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Synopsys or EPIC, as the case may be, before the taking of the vote at the relevant Special Meeting or (iii) attending the relevant Special Meeting and voting in person (although attendance at a Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to, in the case of Synopsys stockholders, to Synopsys, Inc., 700 East Middlefield Road, Mountain View, California, 94043-4033, Attention: Secretary, and in the case of EPIC shareholders, to EPIC Design Technology, Inc., 310 North Mary Avenue, Sunnyvale,

California 94086, Attention: Secretary, or hand delivered to the Secretary of Synopsys or EPIC, as the case may be, at or before the taking of the vote at the relevant Special Meeting.

     All expenses of this solicitation, including the cost of preparing and mailing this Joint Proxy Statement/ Prospectus, will be borne by Synopsys and EPIC. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Synopsys and EPIC in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. EPIC may retain a proxy solicitation firm for assistance in connection with its Special Meeting at a cost of not more than $15,000, plus reasonable out-of-pocket expenses. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Synopsys and EPIC will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

            EPIC SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES
                            WITH THEIR PROXY CARDS.

                                   THE MERGER

GENERAL

     Synopsys offers a wide range of high-level design automation products for designers of ICs and electronic systems, including design tools, verification systems and design reuse tools, and related services. EPIC develops, markets and supports a family of simulation, analysis, extraction and physical verification software tools. EPIC's timing, power and reliability analysis tools are widely recognized as the leading tools in their fields.

     As semiconductor design geometries continue to shrink and vendors increasingly demand the integration of complex systems on a single chip, the design automation industry must provide customers with a more effective software solution integrating gate-level and transistor-level design and analysis capabilities. EPIC's tools operate at the physical, or transistor, level of IC design, while Synopsys' design and verification tools operate at the earlier logic, or gate, level of IC design. The Merger offers Synopsys and EPIC an opportunity to combine industry leading technologies to provide their customers with a better integrated solution to meet these challenges.

BACKGROUND OF THE MERGER

     The electronic design automation software industry is highly competitive. In their efforts to enhance their market positions and grow their businesses in an increasingly competitive environment, each of Synopsys and EPIC has continually evaluated strategic relationships of various forms with various third parties.

     Over time, representatives of Synopsys and EPIC became familiar with each others' products through informal contacts at industry trade shows and through interaction with various industry participants.

     In early December 1996, Sang S. Wang, Chairman of the Board of Directors and Chief Executive Officer of EPIC, phoned Chi-Foon Chan, Executive Vice President of Synopsys, to express interest in exploring the potential of a commercial relationship between EPIC and Synopsys. On December 18, 1996, Dr. Wang met with Dr. Chan and reviewed with Dr. Chan EPIC's overall business, product offerings, strategic plan and organization. During the meeting, the possibility of a commercial relationship between the two companies was discussed.

     On December 20, 1996, Dr. Chan met with Dr. Wang and Bernard Aronson, President and a member of the Board of Directors of EPIC. They discussed each company's views of the EDA industry as well as certain aspects of each company's business and operations. At the meeting, the representatives of Synopsys and EPIC again discussed a possible commercial relationship between Synopsys and EPIC and also discussed the potential advantages of a strategic combination of the two companies.

     On January 7, 1997, Dr. Chan phoned Dr. Wang and expressed continued interest on the part of Synopsys in further exploring the synergistic aspects of the two companies' products. During this call, Dr. Chan suggested a formal meeting between Dr. Wang and Mr. Aronson and Aart de Geus, President, Chief Executive Officer and a member of the Board of Directors of Synopsys.

     As described in the following paragraphs, between January 9, 1997 and January 16, 1997, representatives of EPIC and Synopsys held numerous intensive meetings and discussions to explore a possible business combination, conduct due diligence and negotiate the terms of the Merger. These meetings and discussions culminated with the signing and announcement of the Merger Agreement on January 16, 1997.

     On January 9, 1997 Dr. Chan and Dr. de Geus met with Dr. Wang and Mr. Aronson to discuss many aspects of the businesses, products, operations and personnel of the two companies, focusing on EPIC's products, the strategic fit with Synopsys' products and the potential benefits of a strategic combination.

     On January 10, 1997, Dr. Chan conveyed to Dr. Wang by phone a positive feeling about the potential strategic benefits of combining the two companies. During this call Dr. Chan and Dr. Wang scheduled a meeting to further explore the potential for a strategic business combination between Synopsys and EPIC.

     On January 11, 1997, Dr. de Geus and Dr. Chan met with Dr. Wang and Mr. Aronson and discussed in detail various aspects of each company's business, including their technology and product development strategies and sales and marketing operations and strategies. In addition, the parties again discussed the possibility of a transaction combining the two companies. In the course of these discussions, the parties discussed advantages and benefits of a potential strategic merger and explored the synergies that could be realized from such a transaction. At the conclusion of this meeting, the representatives of Synopsys and EPIC agreed to meet again the following day to perform due diligence regarding each other's business and to continue to discuss the potential for a strategic combination.

     During the morning and early afternoon of January 12, 1997, Synopsys and EPIC negotiated a letter agreement (the "Confidentiality Agreement"), which provided for, among other things, the parties' exchange of certain non-public information regarding their businesses on a confidential basis. Thereafter, during the afternoon and into the evening of January 12, representatives of Synopsys and EPIC met to exchange information, to conduct due diligence as to the business of the other company, including financial due diligence, to discuss the advantages and benefits of a potential combination and to explore the potential synergies between the two companies and the operational issues associated with any business combination. At the conclusion of this meeting, Synopsys provided a term sheet to EPIC setting forth certain proposed terms of a possible strategic combination with EPIC for purposes of determining the utility of continuing discussions concerning such a transaction. This preliminary, non-binding term sheet provided for a tax-free reorganization qualifying for pooling of interests accounting treatment. The terms included a fixed exchange ratio based on the relative last sale prices of Synopsys Common Stock and EPIC Common Stock on January 10, 1997. The term sheet did not provide for a representative of EPIC to be added to the Synopsys Board after the transaction. At the conclusion of this meeting, the representatives of EPIC indicated that they were supportive of the economic terms of the proposal and that they would inform the EPIC Board of the status of discussions and the terms set forth in the term sheet.

     Late in the evening of January 12, EPIC senior management contacted Morgan Stanley and WSG&R to discuss the Synopsys proposal and to arrange a meeting for the following day. Morgan Stanley had provided financial advisory services to EPIC in the past and was familiar with EPIC, the EDA industry in which EPIC competes and the key players in the EDA industry, including Synopsys.

     On January 13, 1997, Dr. Wang, Mr. Aronson and Tammy S. Liu, EPIC's Chief Financial Officer, met with representatives of Morgan Stanley and WSG&R. At this meeting, EPIC reviewed with Morgan Stanley and WSG&R the proposed terms of the transaction as well as the information exchanged during the due diligence discussions.

     On the evening of January 13, 1997, the EPIC Board convened a meeting with EPIC's senior management and financial and legal advisors regarding Synopsys' proposal. At this meeting, Dr. Wang, Mr. Aronson and Ms. Liu reviewed with the EPIC Board the discussions between senior management of the two companies and the results of their due diligence investigations to date of Synopsys. Members of the Board and management of EPIC discussed the factors that supported a possible combination of the respective product lines, technologies and industry positions of EPIC and Synopsys and the strategic factors associated with a possible strategic business combination with Synopsys. In addition, the EPIC Board and senior management discussed, as they had at several meetings over the preceding year, alternative steps that could be taken to enhance EPIC's long-term strategic position. During this meeting, representatives of WSG&R reviewed the EPIC Board's fiduciary duties and powers in considering a strategic business combination and discussed the possible terms of the transaction. In addition, Morgan Stanley discussed with the EPIC Board Synopsys' preliminary proposal. The EPIC Board authorized management to negotiate the engagement of Morgan Stanley to act as EPIC's financial advisor in connection with discussions with Synopsys regarding a potential business combination. The EPIC Board also authorized management and EPIC's advisors to negotiate with Synopsys in order to determine whether acceptable terms could be reached. Following the meeting, EPIC's representatives informed Synopsys' representatives that EPIC was interested in pursuing the merger transaction proposed by Synopsys, but that the exchange ratio and certain other terms and conditions, including the composition of the board of directors of the combined company, were issues requiring further negotiation.

     On January 14, 1997, Synopsys provided to EPIC's financial and legal advisors a proposed form of merger agreement. On the afternoon of January 14, Dr. de Geus and Dr. Chan again met with Dr. Wang and Mr. Aronson to discuss the business, operations and technology of each company and of the combined company that would result from a business combination. The representatives of the companies again discussed the strategic benefits to each company of a possible combination and various structural and operational alternatives. In addition, Dr. Wang and Mr. Aronson reviewed with the representatives of Synopsys the EPIC Board's concerns regarding the proposed exchange ratio and certain other proposed terms and conditions of the merger. Morgan Stanley also reviewed with certain representatives of Synopsys concerns regarding valuation issues relevant to the negotiation of a mutually acceptable exchange ratio.

     On the morning of January 15, 1997, representatives of EPIC and Synopsys met to perform technical due diligence and review. At the same time, EPIC's legal and financial advisors met with EPIC senior management to review the terms of the draft merger agreement presented by Synopsys. During this period of negotiation and due diligence, Synopsys and EPIC became concerned that the market was anticipating a potential transaction between the two companies. Both Synopsys and EPIC and their respective advisors determined that it would be prudent to accelerate negotiations in order to attempt to reach an agreement on the terms of a strategic business combination and announce such agreement.

     In the afternoon of January 15, senior management and financial and legal advisors of EPIC negotiated with senior management of Synopsys regarding certain of the terms and conditions of the possible combination. Morgan Stanley communicated to Synopsys' senior management certain valuation issues believed by EPIC to be relevant to the negotiation of a mutually acceptable exchange ratio and other terms and conditions of a potential business combination. During the negotiations and discussions, the representatives for EPIC suggested to Synopsys' representatives that an exchange ratio based upon the last sale prices of Synopsys Common Stock and EPIC Common Stock on January 15 (which represented a premium to EPIC's recent stock price) and the addition of a member of the EPIC Board to the Synopsys Board following the combination were the minimum terms under which the EPIC Board would consider a strategic combination.

     During the evening of January 15, the Board of Directors of Synopsys held a special meeting to discuss the proposed transaction with EPIC. The meeting began with a review of Synopsys' business strategy by Dr. de Geus. Dr. de Geus and other members of Synopsys senior management then described EPIC's business, products and personnel, the strategic fit between the two companies and the proposed transaction terms. Senior management also described the technical and financial due diligence that had been conducted and the results of these investigations. Several Synopsys Board members were already familiar with EPIC. After discussion, the Synopsys Board approved the Merger Agreement and authorized senior management to proceed with the transaction, subject to final negotiation of an acceptable exchange ratio by Dr. de Geus and Dr. Chan.

     While the Synopsys Board met, Dr. Wang, Mr. Aronson and Ms. Liu contacted the members of the EPIC Board individually to update them on the status of the discussions and negotiations with Synopsys. In addition, EPIC senior management met with its financial and legal advisors to review the terms of the draft merger agreement and to receive reports regarding the financial and legal due diligence performed by the advisors.

     In the late evening of January 15, representatives of EPIC and Synopsys met again to discuss the proposed combination. Based on the discussion at the Synopsys Board meeting, Synopsys' representatives proposed an alternative exchange ratio which would be based initially on the two companies' stock prices on January 15, 1997, but would be subject to adjustment downward, within certain limitations, based on the two companies' relative average stock prices between January 15, 1997 and the closing date.

     After conferring with EPIC's financial and legal advisors, Dr. Wang and Mr. Aronson advised Synopsys that in EPIC's view, a fixed exchange ratio based on the then current trading prices for the Synopsys Common Stock and the EPIC Common Stock (which represented a premium to EPIC's recent stock price) was more consistent with a strategic combination of the companies than was the alternative exchange ratio proposed by Synopsys' representatives. There then ensued discussions and negotiations between the senior management of Synopsys and the senior management and financial and legal advisors of EPIC. At the conclusion of these discussions, the parties reached agreement on the key terms of the proposed combination, including a fixed exchange ratio of 0.7485 and that Dr. Wang would be added to the Synopsys Board following the Merger.

     Late in the evening of January 15, the EPIC Board met by telephone conference call and senior management reported that agreement had been reached with respect to the exchange ratio and other key business terms of the merger. The EPIC Board discussed the structure of the proposed merger and the composition of the board of directors of the combined company. In addition, the senior management and advisors to EPIC reported on the results of the due diligence investigation of Synopsys and the potential benefits and risks of the Merger and responded to questions from members of the EPIC Board regarding EPIC's due diligence and management's views on the business and operations of Synopsys. At the conclusion of this meeting, the EPIC Board approved the Merger and the draft of the Merger Agreement, subject to the receipt of an opinion of Morgan Stanley regarding the exchange ratio, the completion of financial due diligence and the finalization by EPIC's management and advisors of the definitive Merger Agreement.

     Early in the morning of January 16, Synopsys' and EPIC's legal counsel and executive officers had discussions regarding the terms of the Merger Agreement and related documents, including the terms of the EPIC Affiliate Agreements and EPIC Voting Agreements, the representations, warranties and covenants to be made, the termination rights relating to the Merger Agreement and the conditions upon which breakup fees would be payable. In addition, senior management of Synopsys and EPIC and EPIC's financial advisors conducted additional financial due diligence on Synopsys.

     Early in the morning of January 16, at a meeting of the EPIC Board, EPIC senior management and EPIC's financial and legal advisors reported to the EPIC Board that the parties had negotiated a definitive Merger Agreement and related agreements, reviewed the terms of those agreements with the EPIC Board and responded to questions regarding the proposed terms of the transaction. Morgan Stanley discussed with the Board various analyses relating to the Merger and responded to questions regarding such analyses. At the conclusion of its presentation, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, that, as of such date, the Exchange Ratio was fair to the holders of shares of EPIC Common Stock from a financial point of view. At this point, the EPIC Board approved the Merger Agreement and related agreements.

     Thereafter, Synopsys and EPIC entered into the Merger Agreement and the execution of the Merger Agreement was announced in a joint press release on January 16, 1997.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     Certain statements made in the following paragraphs regarding the potential benefits that could result from the Merger are forward-looking statements based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth under "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus.

  JOINT REASONS FOR THE MERGER

     In reaching their decision to approve the Merger Agreement and the Merger, the Synopsys and EPIC Boards consulted with their respective management teams and advisors and independently considered the proposed Merger Agreement and the transactions contemplated thereunder. Based upon their respective independent reviews of the proposed transaction and the business and operations of the other party, the Synopsys Board and the EPIC Board each approved the Merger Agreement and the transactions contemplated thereby. The Board of each company concluded that (i) the goals and philosophies of the two companies are consistent, (ii) the products of the two companies are complementary, (iii) the combined company has the opportunity to offer customers a more comprehensive IC design flow than either could offer independently, by integrating Synopsys' expertise in high level design with EPIC's expertise in transistor level physical design, (iv) the Merger would be positively received by customers and (v) the companies' shareholders would benefit by the enhanced ability of the combined company to compete in the rapidly-changing EDA industry. There can be no assurance, however, that these results or any of the efficiencies or opportunities described in the following sections on Synopsys' Reasons for the Merger and EPIC's Reasons for the Merger will be achieved through the consummation of the Merger. See "Risk Factors -- Risks Relating to the Merger."

  SYNOPSYS' REASONS FOR THE MERGER

     The Synopsys Board has unanimously approved the Merger Agreement, has determined that the Merger is advisable, fair to and in the best interests of Synopsys and its stockholders, and recommends that holders of shares of Synopsys Common Stock vote FOR approval and adoption of the Merger Agreement and the Merger.

     In addition to the anticipated joint reasons described above, the Synopsys Board believes that the Merger will be beneficial to Synopsys and Synopsys' stockholders for the following additional reasons:

     - EPIC's products are complementary to Synopsys' products, giving Synopsys an opportunity to offer a more complete IC design solution to its customers and to compete more successfully against its principal competitors in the face of changing industry requirements.

     - EPIC's technical management, research and development, and applications teams have significant expertise in the development of physical design tools, which may enhance Synopsys' efforts to accelerate the integration of its current high-level design tools with physical design tools.

     - Synopsys' sales and marketing efforts may be enhanced by the addition of EPIC's sales force of over 90 people, many of whom have extensive experience and understanding of the sales channel for physical design tools.

     - Synopsys has identified power and timing analysis as fundamental issues facing IC designers in deep submicron IC design, and believes that EPIC maintains a leading position in the power and timing analysis tools at the transistor level.

     - Merging with EPIC enhances Synopsys' ability to develop products addressing the physical design process.

     - Access to EPIC's expertise in transistor level analysis tools may help Synopsys enhance its current range of design and verification tools.

     - EPIC's strong financial position, growth rate and operating margin may have long-term positive effects on the overall performance of the combined company.

     - In an increasingly competitive and consolidating industry, Synopsys must continue to invest in industry-leading technology, and the combined company may be in an improved competitive position to effectively meet the industry's technological challenges and customer demands.

     In reaching its decision to approve the Merger Agreement and the issuance of shares of Synopsys Common Stock in connection with the Merger, the Synopsys Board also considered, among other things, the following factors, both positive and potentially negative:

          (i) The Synopsys Board considered the effect on stockholder value of a combination with EPIC, in light of the financial condition and prospects of Synopsys and the current economic and industry environment, including, but not limited to, (A) other possible strategic alternatives for Synopsys and
     (B) the possibility of synergies from combining Synopsys' and EPIC's product lines, research and development programs and sales and marketing organizations;

          (ii) The Synopsys Board considered the reports and opinions of Synopsys' management, including those resulting from management's due diligence investigations concerning the business, technology, products, operations, financial condition and prospects of EPIC;

          (iii) The Synopsys Board considered its knowledge of the business operations, properties, assets, financial condition and operating results of Synopsys;

          (iv) The Synopsys Board considered Synopsys' future prospects and that such prospects were likely to be enhanced as a result of the Merger;

          (v) The Synopsys Board considered the terms and conditions of the Merger Agreement, which were the product of extensive arm's-length negotiations (see "The Merger Agreement");

          (vi) The Synopsys Board considered the compatibility of the respective business philosophies and corporate cultures of EPIC and Synopsys, which the Synopsys Board believed was important for the successful integration of the companies;

          (vii) The Synopsys Board considered the impact of the Merger on the interests of Synopsys' customers, suppliers, employees and the communities in which Synopsys has operated;

          (viii) The Synopsys Board considered the risk that the operations of the two companies would not be successfully integrated; and

          (ix) The Synopsys Board considered the other risks associated with Synopsys' and EPIC's businesses described under "Risk Factors."

     The foregoing discussion of the information and factors considered by the Synopsys Board is not intended to be exhaustive but is believed to include all material factors considered by the Synopsys Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Synopsys Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Synopsys Board may have given different weight to different factors.

  RECOMMENDATION OF SYNOPSYS' BOARD OF DIRECTORS

     The Synopsys Board has unanimously approved the Merger Agreement and the issuance of shares of Synopsys Common Stock in connection with the Merger and believes that the Merger is fair to, and in the best interests of, Synopsys and its stockholders, and therefore, unanimously recommends that the stockholders of Synopsys vote FOR the issuance of such shares.

  EPIC'S REASONS FOR THE MERGER

     In addition to the anticipated joint reasons described above, the EPIC Board believes that the Merger will be beneficial to EPIC and EPIC's shareholders for the following additional reasons:

     - The EDA industry in which EPIC competes is extremely competitive. In addition, over the last twelve months, the EDA industry has seen a number of transactions involving medium to larger EDA companies acquiring smaller companies. The EPIC Board recognized that substantial technical, financial and other resources will be necessary to compete with these larger, more diversified EDA companies. The Merger may allow EPIC, through participation in the combined company, to realize its strategic objective of achieving greater scale and greater presence in the EDA industry, resulting in a stronger competitive position from which to compete more effectively against larger EDA companies. The combined experience, financial resources, size and breadth of product offerings of the combined company may allow the combined company to respond more quickly and effectively to technological change, increased competition and customer demands in an industry experiencing rapid innovation and change.

     - The EPIC Board recognized that Synopsys has built a larger and more diverse customer base, particularly in the application specific integrated circuit (ASIC) industry, has achieved greater visibility and has a deeper sales penetration of the larger semiconductor manufacturers and designers. The Merger may therefore provide new opportunities to sell EPIC's products to a larger group of IC designers, resulting in expanded distribution of EPIC's products. Synopsys also possesses the customer service and technical support resources necessary to provide high levels of customer support to a large and diverse customer base. The Merger may therefore result in more efficient and higher levels of support to EPIC's customers.

     - EPIC currently derives substantially all of its revenue from the license and support of products that meet the requirements of deep submicron IC designers. EPIC believes that its continued future success is dependent upon its ability to develop or acquire new products and expand its product offerings. Because Synopsys specializes in high level design automation and EPIC specializes in deep submicron design automation, the companies' product offerings are complementary. Therefore, Synopsys' and EPIC's products together may provide a more comprehensive, fully integrated design solution to IC designers.

     - The combined research and development and technology resources resulting from the Merger may allow the combined company to compete more effectively by developing more advanced products in a shorter time period than could be developed by either company independently. Because achieving a rapid rate of technical innovation in the EDA industry is critical, increasing the critical mass of the technical personnel may permit the combined company to respond more quickly and effectively to technological changes and to anticipate more readily the advancements in the IC design industry.

     - Because the Merger Agreement provides for Dr. Wang to be elected to the board of directors of the combined company after the Merger, a member of the EPIC Board will continue to participate in the deliberations and decisions made by the board of directors of the combined company. In addition, because the consideration to be received in the Merger is the common stock of the combined company, EPIC's shareholders will have an opportunity to benefit from any synergies achieved by the combination of EPIC and Synopsys. The synergies identified by the EPIC management are described above under "-- Joint Reasons for the Merger" and in the preceding paragraphs. Such assessments of potential synergies are necessarily preliminary in nature and based on incomplete information, and there can be assurance that such synergies will actually be achieved.

     In reaching its decision to approve the Merger Agreement and the Merger and to recommend that EPIC's shareholders vote to approve and adopt the Merger Agreement, the EPIC Board also considered, among other things, the following factors, both positive and potentially negative:

          (i) The EPIC Board considered its knowledge of the business, operations, properties, assets, financial condition and operating results of EPIC;

          (ii) The EPIC Board considered the reports and opinions of EPIC's management and Morgan Stanley, including those resulting from management's due diligence investigations concerning the business, technology, products, operations, financial condition and prospects of Synopsys;

          (iii) The EPIC Board considered EPIC's future prospects and that such prospects were likely to be enhanced as a result of the Merger;

          (iv) The EPIC Board considered the detailed financial analyses, pro forma and other information with respect to EPIC and Synopsys presented by Morgan Stanley in its presentations (see "-- Opinion of EPIC's Financial Advisors");

          (v) The EPIC Board considered the effect on shareholder value of EPIC continuing as an independent entity, compared to the effect of a combination with Synopsys, in the light of the financial condition and prospects of EPIC and the current economic and industry environment, including, but not limited to, (A) other possible strategic alternatives for EPIC which the EPIC Board had examined, including continuing to execute its stand-alone business plan, (B) the potential for increased value in the combined EPIC/Synopsys enterprise, as compared to either EPIC or Synopsys alone, and (C) the possibility of synergies from combining EPIC's and Synopsys' product lines, research and development programs and sales and marketing organizations;

          (vi) The EPIC Board considered the opinion of Morgan Stanley dated January 16, 1997 that, as of such date and based upon and subject to certain matters stated therein, the Exchange Ratio was fair from a financial point of view to the holders of EPIC Common Stock (see
     "-- Opinion of EPIC's Financial Advisors");

          (vii) The EPIC Board, with the assistance of EPIC's financial advisors, also considered recent and current market prices of Synopsys Common Stock, and concluded that the Synopsys Common Stock was trading in a reasonable range;

          (viii) The EPIC Board considered the terms and conditions of the Merger Agreement, which were the product of extensive arm's-length negotiations (see "The Merger Agreement");

          (ix) The EPIC Board considered the relationship between the market value of the Synopsys Common Stock to be issued in exchange for each share of EPIC Common Stock and a comparison of comparable merger transactions;

          (x) The EPIC Board considered the compatibility of the respective business philosophies of EPIC and Synopsys;

          (xi) The EPIC Board considered the opportunity for EPIC shareholders to participate, as holders of Synopsys Common Stock, in a larger company of which former EPIC shareholders would hold approximately 20.2% of the equity of the combined company following the Merger, and to do so by means of a transaction which is designed to be tax-free to EPIC's shareholders;

          (xii) The EPIC Board considered EPIC management's view as to the potential for other third parties to enter into strategic relationships with or to enter into strategic business combinations with EPIC;

          (xiii) The EPIC Board considered that the Merger is conditioned upon approval of the Merger Agreement by the holders of a majority of the outstanding voting power of the EPIC Common Stock and that the issuance of Synopsys Common Stock in the Merger is conditioned upon the vote of a majority of the Synopsys Common Stock voting thereon;

          (xiv) The EPIC Board considered the compatibility of the corporate cultures of EPIC and Synopsys which the EPIC Board believed was important for the successful integration of the companies;

          (xv) The EPIC Board considered the impact of the Merger on the interests of EPIC's customers, suppliers, employees and the communities in which EPIC has operated;

          (xvi) The EPIC Board considered the risks that the synergies and cost savings anticipated to be achieved in the Merger would not be achieved;

          (xvii) The EPIC Board considered the risk that the operations of the two companies would not be successfully integrated;

          (xviii) The EPIC Board considered the potential disruption of EPIC's business that might result from employee uncertainty and lack of focus following announcement of the Merger;

          (xix) The EPIC Board considered the risk that despite the intentions and efforts of the parties to support their respective products, the announcement of the Merger could result in decisions by customers to defer purchases of licenses for EPIC's products;

          (xx) The EPIC Board considered the risk that despite the intentions and efforts of the parties, key technical and management personnel might not remain employed by the combined company after the Merger;

          (xxi) The EPIC Board considered the adverse effects on EPIC's business, operations and financial condition, including the effect on EPIC's sales and operating results, the effect on EPIC's ability to attract and retain key management, marketing and technical personnel and the effect on the progress of certain development projects, in the event the Merger was unable to be consummated following public announcement that the Merger Agreement had been entered into; and

          (xxii) The EPIC Board considered the other risks associated with EPIC's and Synopsys' businesses described under "Risk Factors."

     The foregoing discussion of the information and factors considered by the EPIC Board is not intended to be exhaustive but is believed to include all material factors considered by the EPIC Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the EPIC Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the EPIC Board may have given different weight to different factors. In the course of its deliberations, the EPIC Board did not establish a range of values for EPIC; however, based on the factors outlined above and on the opinion of its financial advisor, Morgan Stanley, referred to in (vi) above, the EPIC Board determined that the Merger is advisable and fair to, and in the best interests of, EPIC and its shareholders. The directors unanimously voted to recommend to the holders of EPIC Common Stock that the Merger Agreement be approved and adopted.

  RECOMMENDATION OF EPIC'S BOARD OF DIRECTORS

     The EPIC Board has unanimously approved the Merger Agreement and the Merger and believes that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, EPIC and its shareholders and therefore unanimously recommends that holders of EPIC Common Stock vote FOR approval and adoption of the Merger Agreement.

OPINION OF EPIC'S FINANCIAL ADVISOR

     Pursuant to a letter agreement dated as of January 13, 1997 (the "Engagement Letter"), Morgan Stanley provided a financial fairness opinion in connection with the Merger. Morgan Stanley was selected by the EPIC Board to act as EPIC's financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of EPIC. At the meeting of the EPIC Board on January 16, 1997, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, based upon and subject to the various considerations set forth in the opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of EPIC Common Stock.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY, DATED JANUARY 16, 1997, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS. EPIC SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY IN CONJUNCTION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. MORGAN STANLEY'S OPINION IS DIRECTED TO THE EPIC BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF SHARES OF EPIC COMMON STOCK AS OF THE DATE OF THE OPINION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF EPIC COMMON STOCK AS TO HOW TO VOTE AT THE EPIC SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of Synopsys and EPIC, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning EPIC and Synopsys prepared by the managements of EPIC and Synopsys, respectively; (iii) discussed the past and current operations and financial condition and the prospects of Synopsys, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Synopsys; (iv) discussed the past and current operations and financial condition and the prospects of EPIC, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of EPIC; (v) reviewed the pro forma impact of the Merger on the earnings per share and consolidated capitalization of Synopsys and EPIC, respectively; (vi) reviewed the reported prices and trading activity for the Synopsys Common Stock and the EPIC Common Stock; (vii) compared the financial performance of Synopsys and EPIC and the prices and trading activity of the Synopsys Common Stock and the EPIC Common Stock with that of certain other comparable publicly-traded companies and their securities; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (ix) reviewed and discussed with the senior managements of Synopsys and EPIC (a) the strategic rationale for the Merger and
(b) certain alternatives to the Merger; (x) participated in discussions and negotiations among representatives of Synopsys and EPIC and their legal advisors; (xi) reviewed the Merger Agreement and certain related agreements; and (xii) considered such other factors as it deemed appropriate.

     Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. With respect to the internal financial statements and other financial and operating data provided by EPIC and Synopsys, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the prospects of Synopsys and EPIC, respectively. Morgan Stanley relied upon the assessment by the management of Synopsys and EPIC of their ability to retain key employees of both Synopsys and EPIC. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of Synopsys and EPIC of the strategic and other benefits expected to result from the Merger. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of Synopsys and EPIC of Synopsys' and EPIC's technologies and products, the timing and risks associated with the integration of EPIC with Synopsys, and the validity of, and risks associated with Synopsys' and EPIC's existing and future products and technologies. Morgan Stanley did not make any independent valuation or appraisal of the assets, liabilities or technology of Synopsys or EPIC, respectively, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley assumed that the Merger would be accounted for as a pooling of interests business combination in accordance with U.S. generally accepted accounting principles and would be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of EPIC or any of its assets.

     The following is a brief summary of the analysis performed by Morgan Stanley in preparation of its opinion letter dated January 16, 1997.

     Certain analyses performed by Morgan Stanley utilized earnings per share estimates for EPIC and Synopsys. Such estimates were based on estimates published by securities research analysts in the investment community.

  COMPARATIVE STOCK PRICE PERFORMANCE

     As part of its analysis, Morgan Stanley reviewed the recent stock price performance of EPIC and Synopsys and compared such performance with that of a group of six design software companies (collectively, the "Design Software Companies"). Morgan Stanley observed that over the period from January 1, 1996 to January 10, 1997, the market price of EPIC Common Stock appreciated approximately 37%, compared with an approximate appreciation of 13% for Synopsys and 40% for an index of the Design Software Companies.

  PEER GROUP COMPARISON

     Morgan Stanley compared certain financial information of EPIC and Synopsys with that of the Design Software Companies. Such financial information included, among other things, market valuation, stock price as a multiple of earnings per share, and the ratio of calendar year 1997 price earnings multiple to projected growth rate. Such analysis showed that as of January 10, 1997, based on earnings per share and growth rate projections by securities research analysts, EPIC traded at a multiple of 32.9 times forecasted earnings per share for the calendar year 1997 (representing a multiple of 0.77 times its forecasted growth rate), compared to multiples of 26.0 times (representing a multiple of 0.87 times its forecasted growth rate) for Synopsys, and a high of 36.5 times (representing a multiple of 1.04 times forecasted growth rate) and a low of 13.3 times (representing a multiple of 0.89 times forecasted growth rate) for the peer group based on securities research analyst forecasts. No company used in the peer group comparison is identical to EPIC or Synopsys.

  ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS

     As part of this analysis, Morgan Stanley reviewed six design and simulation software transactions (collectively the "Design and Simulation Software Transactions"). Morgan Stanley compared certain statistics for the Design and Simulation Software Transactions to the relevant financial statistics for EPIC based on the value of EPIC assuming the closing stock price for Synopsys as of January 10, 1997 and the Exchange Ratio. The analysis showed multiples of earnings ranging from 17.9 times to 67.3 times one year forward earnings and multiples of latest twelve months revenues ranging from 1.3 times to 17.5 times. These compared to multiples of 37.1 times one year forward earnings and 9.3 times latest twelve months revenues for EPIC based on the Exchange Ratio and the closing stock price of the Synopsys Common Stock as of January 10, 1997. No transaction used in the analysis of precedent transactions is identical to the Merger.

  DISCOUNTED EQUITY VALUE

     Morgan Stanley performed an analysis of the present value per share of EPIC's future trading price based on a range of earnings per share estimates for EPIC for calendar years 1998 and 1999, illustrative multiples of earnings per share ranging from 25.0 times to 32.9 times next calendar year's earnings per share and an illustrative discount rate of 16.0% based on Morgan Stanley estimates of the theoretical return required by shareholders to hold shares of EPIC. Based on this analysis, Morgan Stanley estimated a present value of the potential future trading price per share ranging from $34.55 to $42.44 for the EPIC Common Stock based on a 32.9 times multiple of next calendar year's earnings per share (the current one year forward multiple of EPIC) and an illustrative discount rate of 16.0%. Morgan Stanley also estimated a present value of the potential future trading price per share ranging from $27.31 to $33.55 for the EPIC Common Stock based on a 26.0 times multiple of next calendar year's earnings per share (the median multiple of the Design Software Companies including Synopsys) and an illustrative discount rate of 16.0%. Additionally, Morgan Stanley compared the present value per share of the EPIC Common Stock to the pro forma present value per share to the EPIC shareholders assuming consummation of the Merger. This analysis showed per share values ranging from $36.41 to $41.43 (assuming no synergies) and $39.01 to $44.21 (with synergies) for EPIC assuming consummation of the Merger based on a multiple of next calendar year's earnings per share of 27.7 times (the combined company's then current weighted average multiple of next calendar year's earnings per share) and an illustrative discount rate of 16.0%. This analysis suggested that, based on the aforementioned earnings per share estimates, multiples of earnings and discount rate, the range of present values of the potential future trading prices per share for the combined company, adjusted for the Exchange Ratio, could be higher than for EPIC as a stand-alone entity.

  RELATIVE CONTRIBUTION ANALYSIS

     Morgan Stanley analyzed the pro forma contribution of each of EPIC and Synopsys to the combined company assuming consummation of the Merger and based on securities research analyst forecasts. This analysis showed, among other things, that in terms of revenue, operating income and net income, EPIC would contribute 12.1%, 16.6% and 15.7%, respectively, in the forecasted fiscal year ended September 30, 1997 and 12.4%, 16.7% and 15.8%, respectively, in the forecasted fiscal year ended September 30, 1998. These figures, adjusted to reflect each company's respective capital structure, were compared to the pro forma ownership of the combined company by EPIC shareholders of 19.6% on a fully converted basis based on the Exchange Ratio.

  EXCHANGE RATIO ANALYSIS

     Morgan Stanley compared the exchange ratios implied by average historical exchange ratios over various periods during the twelve month period ending January 10, 1997 and computed the premiums represented by the Exchange Ratio over the averages of these daily ratios over various periods. The averages of the daily ratios of the closing stock prices of EPIC and Synopsys were 0.597 for the previous 10 trading days, 0.581 for the previous 20 trading days, 0.554 for the previous 60 trading days and 0.705 for the period beginning January 11, 1996. The Exchange Ratio represented premiums of 25.4%, 28.8%, 35.2% and 6.2%, respectively, over the aforementioned average ratios of the EPIC and Synopsys stock prices.

  PRO FORMA ANALYSIS OF THE MERGER

     Morgan Stanley analyzed the pro forma impact of the Merger on EPIC's estimated earnings per share for the fiscal years ending September 30, 1997 and 1998. Such analysis was based on earnings estimates for EPIC and Synopsys based on securities research analyst forecasts for the corresponding periods. Morgan Stanley observed that, assuming that the Merger was treated as a pooling of interests for accounting purposes and before taking into account any one-time restructuring charges or any synergies resulting from the combination, the Merger would result in earnings per share accretion for EPIC shareholders of 30.3% and 28.6% for the estimated fiscal years ending September 30, 1997 and 1998, respectively, based on the Exchange Ratio. Morgan Stanley also observed, based on the foregoing assumptions, that the Merger would result in earnings per share accretion for EPIC shareholders of 33.3% and 38.0% for the estimated fiscal years ending September 30, 1997 and 1998, respectively, assuming synergies.


     In connection with the review of the Merger by the EPIC Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. While the foregoing summary describes the analyses and factors reviewed by Morgan Stanley in connection with its opinion, it does not purport to be a complete description of all the analyses performed by Morgan Stanley in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from particular analyses described above should not be taken to be Morgan Stanley's view of the actual value of EPIC. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions of other matters, many of which are beyond the control of EPIC or Synopsys. Any estimates contained herein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the Exchange Ratio in the Merger to the holders of shares of EPIC Common Stock and were conducted in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which EPIC might actually be sold. Morgan Stanley did not recommend any specific exchange ratio to EPIC or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.



     The EPIC Board retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley makes a market in Synopsys Common Stock. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers, in the equity securities of EPIC or Synopsys.



     Pursuant to the Engagement Letter, Morgan Stanley provided advisory services and a financial opinion in connection with the Merger and EPIC has agreed to pay Morgan Stanley a transaction fee based on the aggregate value of the transaction if the Merger is consummated and to reimburse Morgan Stanley for its out-of-pocket expenses. The exact amount of such fee and expenses cannot be calculated at present, but may be in excess of $3.7 million. In the event the Merger is not consummated, EPIC has agreed to pay Morgan Stanley an advisory fee not to exceed $100,000 and to reimburse Morgan Stanley for its out-of-pocket expenses. In addition, EPIC has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to Morgan Stanley's engagement. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Synopsys and have received fees for the rendering of these services.



INTERESTS OF CERTAIN PERSONS IN THE MERGER



  Interests in EPIC Common Stock and Options



     As of January 31, 1997, the executive officers and directors of EPIC beneficially owned an aggregate of 1,070,620 shares of EPIC Common Stock (including 235,163 shares of EPIC Common Stock subject to

EPIC Options exercisable within 60 days of January 31, 1997). Based upon the closing sale price of Synopsys Common Stock on January 31, 1997 of $44.16, and assuming the exercise of outstanding EPIC Options exercisable within 60 days of the EPIC Record Date, the aggregate dollar value of Synopsys Common Stock to be received in the Merger by the executive officers and directors of EPIC is approximately $47,278,579.

  Acceleration of Vesting of Certain EPIC Options

     Two officers of EPIC have outstanding EPIC Options which by their terms provide that the vesting of such EPIC Options shall be accelerated as set forth below in the event of a merger of EPIC in which the officer is terminated or is offered a position with responsibilities substantially inferior to those of his or her present position. Synopsys' acquisition of EPIC may trigger these acceleration provisions.

     Tammy S. Liu. On February 22, 1994, Tammy S. Liu, EPIC's Chief Financial Officer and Secretary, received an option to purchase shares of EPIC Common Stock at an exercise price of $0.165 per share, and in connection with the related Incentive Stock Option Agreement (the "ISO Agreement"), the vesting of Ms. Liu's EPIC Option may accelerate as a result of the Merger if certain conditions occur. Ms. Liu's ISO Agreement provides that in the event of a merger of EPIC with another company in which Ms. Liu is subsequently terminated without cause, or is offered a position substantially inferior to her position as Chief Financial Officer of EPIC, 12 months of vesting pursuant to the EPIC Option will accelerate (the "Acceleration"), and Ms. Liu may purchase any or all of the unexercised shares subject to Acceleration upon her termination. Thus, if following the Merger Ms. Liu's employment is terminated without cause or she is offered a position substantially inferior to her current position, 35,344 shares (as of January 31, 1997) of Ms. Liu's EPIC Option will be subject to the Acceleration. In order to receive such Acceleration, Ms. Liu has agreed pursuant to the ISO Agreement, to perform consulting services for EPIC after her termination. The scope of and payment for such consulting activities will be determined by the mutual agreement of Ms. Liu and EPIC within two weeks of her termination. The ISO Agreement provides that the payment terms of the consulting relationship will be at a level that is competitive and appropriate for comparable work by independent consultants of similar skill. Ms. Liu's engagement as a consultant is at the discretion of EPIC, and if the consulting relationship is terminated without reason of performance, Ms. Liu will be deemed to have satisfied the consulting requirement for the Acceleration. If Ms. Liu fails to complete the full term of her consulting agreement, EPIC may repurchase, on a pro-rata basis, any of the 35,344 shares subject to the Acceleration, with the number of shares eligible for repurchase declining by 1/12 for each month of the consulting agreement Ms. Liu has performed. If during the twelve months after her termination, Ms. Liu accepts a full-time position that would result in a conflict of interest, she would be entitled only to the vesting of the shares subject to Acceleration that are not still subject to repurchase or six months of vesting, whichever is greater.

     Gary A. Larsen. On August 3, 1994, Gary A. Larsen, EPIC's Vice President of Worldwide Sales, received an option to purchase shares of EPIC Common Stock at an exercise price of $4.50 per share. In connection with Mr. Larsen's August 3, 1994 offer letter from EPIC and the September 21, 1994 amendment thereto (the "Offer Letter"), the vesting of Mr. Larsen's EPIC Option may accelerate as a result of the Merger if certain conditions occur. Mr. Larsen's Offer Letter provides that in the event of a merger of EPIC with another company in which Mr. Larsen's employment is subsequently terminated without cause or if he is offered a position substantially inferior to his position of Vice President of Worldwide Sales of EPIC, Mr. Larsen's EPIC Option is subject to acceleration of 12 months of vesting, and Mr. Larsen may purchase any or all of the unexercised shares subject to acceleration upon his termination. As a result, if following the Merger Mr. Larsen's employment is terminated without cause or he is offered a position substantially inferior to his current position, 25,000 shares (as of January 31, 1997) of Mr. Larsen's EPIC Option will be subject to acceleration.

  Indemnification and Insurance

     Pursuant to the Merger Agreement, Synopsys has agreed to indemnify each person who was an officer, director or employee of EPIC against certain liabilities. In addition, Synopsys has agreed to maintain, with certain limitations, the policies of directors' and officers' liability insurance maintained by EPIC or to provide comparable coverage. See "The Merger Agreement -- Indemnification and Insurance."

     The foregoing interests of the directors and certain members of management of EPIC in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of other EPIC shareholders.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. It is a condition to the Merger that Synopsys and EPIC shall have received letters from KPMG Peat Marwick LLP and Deloitte & Touche LLP, their respective independent accountants, regarding the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement. Under this method of accounting, the recorded assets and liabilities of Synopsys and EPIC will be carried forward to the combined company at their recorded amounts, income of the combined company will include income of Synopsys and EPIC for the entire fiscal year in which the combination occurs and the reported income or loss of the separate companies for prior periods will be combined and restated as income of the combined company. See "The Merger Agreement -- Conditions" and "Unaudited Pro Forma Combined Condensed Financial Statements."

     To help ensure that the parties meet the prerequisites for pooling of interests accounting treatment, the affiliates of Synopsys and EPIC have each executed a letter agreement to the effect that such person will not sell, transfer or otherwise dispose of, or reduce such person's interest in or risk relating to, any shares of Synopsys Common Stock or EPIC Common Stock from the date of the Merger Agreement until the Effective Time (or the termination of the Merger Agreement), and thereafter will not sell any shares of Synopsys Common Stock received in the Merger or otherwise beneficially owned by such person, except in each case for amounts of EPIC Common Stock and Synopsys Common Stock not more than the de minimis amount permitted by the rules and releases of the Commission relating to pooling of interests accounting treatment until Synopsys publishes financial statements which reflect 30 days of combined operations of Synopsys and EPIC. See "-- Restrictions on Resale of Synopsys Common Stock."

VOTING AGREEMENTS

     In accordance with the terms of the Merger Agreement, directors and officers of EPIC have executed and delivered voting agreements and irrevocable proxies to Synopsys (the "Voting Agreements") obligating them, among other things, to vote their shares of EPIC Common Stock in favor of approval of the Merger Agreement and the Merger. As of the date of this Joint Proxy Statement/Prospectus, Voting Agreements had been executed and delivered to Synopsys covering an aggregate of approximately 835,457 shares of EPIC Common Stock, representing approximately 6.1% of the shares of EPIC Common Stock outstanding as of January 31, 1997.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion addresses the material federal income tax considerations of the Merger that are generally applicable to holders of EPIC Common Stock. This discussion reflects the opinions of counsel attached as Exhibits 8.1 and 8.2 to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part (the "Tax Opinions"). The Tax Opinions each include an opinion to the effect that the Merger will constitute a reorganization (a "Reorganization") within the meaning of Section 368(a) of the Code. The Tax Opinions, which are based on certain assumptions and subject to certain limitations and qualifications as noted in the opinions, were delivered by Gray Cary Ware & Freidenrich, A Professional Corporation, and WSG&R.

     EPIC shareholders should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to particular EPIC shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, who are foreign persons or who acquired their EPIC Common Stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the foreign, state or local tax laws or tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options or rights to purchase EPIC Common Stock in anticipation of the Merger. ACCORDINGLY, EPIC SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

     The following discussion is based on the interpretation by the companies' respective counsel of the Code, applicable Treasury Regulations, judicial authority and administrative ruling and practice, all as of the date hereof. The Internal Revenue Service (the "IRS") is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Synopsys, EPIC and/or their respective shareholders.

     Subject to the limitations and qualifications referred to herein, and as a result of the Merger's qualifying as a Reorganization, the companies' respective counsel are of the opinion that:

          (a) No gain or loss will be recognized by the holders of EPIC Common Stock upon the receipt of Synopsys Common Stock solely in exchange for such EPIC Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

          (b) The aggregate tax basis of the Synopsys Common Stock so received by EPIC shareholders in the Merger (including any fractional share of Synopsys Common Stock not actually received) will be the same as the aggregate tax basis of the EPIC Common Stock surrendered in exchange therefor;

          (c) The holding period of the Synopsys Common Stock so received by each EPIC shareholder in the Merger will include the period for which the EPIC Common Stock surrendered in exchange therefor was considered to be held, provided that the EPIC Common Stock so surrendered is held as a capital asset at the Effective Time;

          (d) Cash payments received by holders of EPIC Common Stock in lieu of receipt of a fractional share of Synopsys Common Stock will be treated as if such fractional share of Synopsys Common Stock had been issued in the Merger and then redeemed by Synopsys and an EPIC shareholder receiving such cash will generally recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share;

          (e) An EPIC shareholder who exercises appraisal or dissenters' rights with respect to all of such holder's shares of EPIC Common Stock will generally recognize capital gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such shares and the amount of cash received; provided that the EPIC Common Stock is held as a capital asset at the time of the Merger, and the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively a "Dividend Equivalent Transaction"). A sale of EPIC Common Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of Synopsys Common Stock or EPIC Common Stock (either actually or constructively within the meaning of Section 318 of the Code). If, however, a shareholder's sale for cash of EPIC Common Stock pursuant to an exercise of dissenters' rights is a Dividend Equivalent Transaction, then such shareholder will generally recognize ordinary income for federal income tax purposes in an amount up to the entire amount of cash so received; and

          (f) None of Synopsys, Sub or EPIC will recognize gain or loss solely as a result of the Merger.

     Neither Synopsys nor EPIC has requested a ruling from the IRS in connection with the Merger. The Tax Opinions neither bind the IRS nor preclude the IRS from adopting a contrary position. The Tax Opinions are subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of Synopsys, EPIC and Sub, including representations in certain certificates of the respective managements of Synopsys, EPIC and Sub, as well as representations from certain EPIC shareholders.

     A successful IRS challenge to the Reorganization status of the Merger would result in an EPIC shareholder recognizing gain or loss with respect to each share of EPIC Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time, of the Synopsys Common Stock received in exchange therefor. In such event, an EPIC shareholder's aggregate basis in the Synopsys Common Stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the Merger.

     Even if the Merger qualifies as a Reorganization, a recipient of shares of Synopsys Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely EPIC Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that an EPIC shareholder was treated as receiving (directly or indirectly) consideration other than Synopsys Common Stock in exchange for the EPIC Common Stock.

REGULATORY APPROVALS


     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Synopsys and EPIC have filed notification and report forms under the HSR Act with the FTC and Antitrust Division. These filings commenced a 30-day waiting period under the HSR Act which is scheduled to expire prior to the Special Meetings. If, prior to the expiration of such period the FTC or the Antitrust Division should request additional information or documentary material under the HSR Act, consummation of the Merger could be delayed until after the companies have substantially complied with the request. At any time before or after the Effective Time of the Merger, the Antitrust Division, the FTC or any state or foreign government may take such action under the federal or state antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger, seeking divestiture of substantial assets of Synopsys or EPIC or seeking to impose conditions on Synopsys with respect to the business operations of the combined company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.


     Based on information available to them, Synopsys and EPIC believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Synopsys and EPIC would prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to consummate the Merger. In this regard, the Merger Agreement requires Synopsys and EPIC to use all reasonable efforts to defeat any challenge to the Merger under the HSR Act or to settle such challenge on terms that permit the consummation of the Merger. However, the Merger Agreement provides that neither party will be required to agree to divest or hold separate any portion of its business or to take other action that could reasonably be expected to have a material adverse effect on such party.

RESTRICTIONS ON RESALE OF SYNOPSYS COMMON STOCK

     The shares of Synopsys Common Stock issuable to shareholders of EPIC upon consummation of the Merger have been registered under the Securities Act. Such shares may be freely traded without restriction by those shareholders who are not deemed to be "affiliates" of Synopsys or EPIC, as that term is defined in the rules under the Securities Act.

     Shares of Synopsys Common Stock received by those shareholders of EPIC who are deemed to be affiliates of EPIC may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Each affiliate of EPIC has agreed not to offer, sell, pledge, transfer or otherwise dispose of any shares of Synopsys Common Stock distributed to them pursuant to the Merger, except in compliance with Rule 145 under the Securities Act, or in a transaction that is otherwise exempt from the registration requirements of the Securities Act and an opinion of counsel, satisfactory to Synopsys, has been provided to Synopsys to the effect that no such registration is required in connection with the proposed transaction, or in an offering that is registered under the Securities Act. In addition, each affiliate of Synopsys and EPIC has agreed not to sell, transfer or otherwise dispose of, or reduce such person's interest in or risk relating to, (i) any shares of Synopsys Common Stock or EPIC Common Stock from the date of the Merger Agreement until the Effective Time (or the termination of the Merger Agreement) and (ii) any shares of Synopsys Common Stock issued to such person in the Merger or otherwise beneficially owned by such person, except in each case for amounts of EPIC Common Stock and Synopsys Common Stock not more than the de minimis amount permitted by the rules and releases of the Commission relating to pooling of interests accounting treatment, until Synopsys publicly releases combined financial results of Synopsys and EPIC for a period of at least 30 days of combined operations.

     This Joint Proxy Statement/Prospectus does not cover any resales of Synopsys Common Stock received by persons who are deemed to be affiliates of EPIC.

NASDAQ NATIONAL MARKET QUOTATION

     It is a condition to the Merger that the shares of Synopsys Common Stock to be issued pursuant to the Merger Agreement and required to be reserved for issuance in connection with the Merger be approved for quotation on The Nasdaq National Market. An application has been filed for listing such shares of Synopsys Common Stock on The Nasdaq National Market.

DISSENTERS' RIGHTS

     Pursuant to the terms of the Merger Agreement, if holders of at least 5% of the outstanding shares of EPIC Common Stock have exercised dissenters' rights in connection with the Merger under Section 1300, any holder of EPIC Common Stock may exercise dissenters' rights by voting against the Merger and following the procedures set forth in Section 1300. If the holders of shares representing at least 5% of the outstanding shares of EPIC Common Stock do not exercise dissenters' rights, then only a holder of EPIC Common Stock with respect to which there exists a restriction on transfer imposed by EPIC or by any law or regulation will be so entitled.

     AN EPIC SHAREHOLDER WISHING TO EXERCISE DISSENTERS' RIGHTS MUST VOTE AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE EPIC SPECIAL MEETING. HOWEVER, VOTING AGAINST APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WILL NOT, IN AND OF ITSELF, BE SUFFICIENT NOTICE OF SUCH SHAREHOLDERS' INTENTION TO DISSENT. RATHER, ANY EPIC SHAREHOLDER WISHING TO EXERCISE DISSENTERS' RIGHTS MUST COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 1300. THE FOLLOWING SUMMARY OF THE PROVISIONS OF SECTION 1300 IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 1300, A COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE.

     An EPIC shareholder wishing to exercise dissenters' rights must, not later than the date of the EPIC Special Meeting (currently scheduled for February 28, 1997), demand in writing from EPIC, the purchase of his or her shares and payment to the shareholder of such shares fair market value. A holder of EPIC Common Stock who elects to exercise dissenters' rights should mail or deliver his or her written demand to EPIC at 310 North Mary Avenue, Sunnyvale, California 94086, directed to the attention of EPIC's Secretary. The demand should specify the holder's name and mailing address, the number of shares owned by such shareholder and state that such holder is demanding a purchase of his or her shares, and must also contain a statement as to what the shareholder claims to be the fair market value of such shares, determined in accordance with the provisions of Section 1300. The fair market value of the shares of EPIC Common Stock will be determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a consequence of the proposed Merger. Such statement of the fair market value constitutes an offer by the EPIC shareholder to sell the shares to EPIC at that price. If the Merger is approved by the required vote of EPIC's shareholders and is not abandoned or terminated and the holders of shares representing at least 5% of the outstanding shares of EPIC Common Stock exercise dissenters' rights with respect to the Merger, each holder of shares of EPIC Common Stock who has given timely notice and who votes against the Merger and follows the procedures set forth in Section 1300 will be entitled to have his or her shares of EPIC Common Stock purchased by EPIC for cash at their fair market value. If the holders of shares representing at least 5% of the outstanding shares of EPIC Common Stock do not exercise dissenters' rights, then only a holder of EPIC Common Stock with respect to which there exists a restriction on transfer imposed by EPIC or by any law or regulation will be so entitled. The shares of EPIC Common Stock with respect to which holders have perfected their purchase demand in accordance with Section 1300 and have not effectively withdrawn or lost such rights are referred to herein as "Dissenting Shares." If an EPIC shareholder has a beneficial interest in shares of EPIC Common Stock that are held of record in the name of another person, such as a trustee or nominee, and such shareholder desires to perfect any dissenters' rights such beneficial shareholder may have, such beneficial shareholder must act promptly to cause the holder of record to timely and properly to follow the steps summarized above.

     Within ten days after approval of the Merger by EPIC's shareholders, EPIC must mail a notice of such approval (the "Approval Notice") to all of its shareholders who have voted against the Merger, together with a statement of the price determined by EPIC to represent the fair market value of the applicable Dissenting Shares (determined in accordance with the immediately preceding paragraph), a brief description of the procedures to be followed in order for the shareholder to pursue his dissenters' rights, and a copy of Sections 1300-1304 of the CGCL. The statement of price made in the Approval Notice constitutes an offer to purchase all Dissenting Shares at the stated amount. Only a holder of record of shares of EPIC Common Stock on the EPIC Record Date (or his or her duly appointed representative) is entitled to assert a purchase demand for the shares registered in that holder's name.

     Within 30 days following the mailing of EPIC's Approval Notice, EPIC shareholders exercising dissenters' rights must submit the certificate(s) representing the Dissenting Shares to EPIC for endorsement as Dissenting Shares.

     If EPIC and the shareholder agree that the shares are Dissenting Shares and agree upon the purchase price of the shares, the dissenting shareholder is entitled to the agreed upon price with interest thereon at the legal rate on judgments from the date of such agreement. Payment for the Dissenting Shares must be made within thirty (30) days after the later of the date of such agreement or the date on which all statutory and contractual conditions to the Merger are satisfied, and is subject to the surrender by the shareholder of the certificate(s) representing the Dissenting Shares.

     If EPIC denies that the shares are Dissenting Shares, or if EPIC and the shareholder fail to agree upon the fair market value of the shares, then within six months after the date the Approval Notice was mailed to shareholders, any shareholder who has made a valid written purchase demand may file a complaint in the Superior Court of Santa Clara County, California (the "Court") requesting a determination as to whether the shares are Dissenting Shares or as to the fair market value of such holder's shares, or both, or may intervene in any pending action brought by any other shareholder.

     Any holder of Dissenting Shares who has duly demanded the purchase of his or her shares under Section 1300 will not, after the Effective Time, be entitled to the payment of dividends or other distributions on such Dissenting Shares (except dividends or other distributions payable to shareholders of record as of a date prior to the Effective Time).

     If any holder of shares of EPIC Common Stock who demands the purchase of his or her shares under Section 1300 fails to perfect, or effectively withdraws or loses his or her right to such purchase, the shares of such holder will be converted into a right to receive that number of shares of Synopsys Common Stock equal to the Exchange Ratio times the number of shares of EPIC Common Stock held by such person, in accordance with the Merger Agreement. Dissenting Shares lose their status as Dissenting Shares if (a) the Merger is abandoned; (b) the shares are transferred prior to their submission for the required endorsement or are surrendered for conversion into shares of another class in accordance with the Restated Articles of Incorporation of EPIC; (c) the dissenting shareholder fails to make a timely written demand for purchase, along with a statement of fair market value; (d) the dissenting shareholder votes for the approval and adoption of the Merger Agreement; (e) the dissenting shareholder and EPIC do not agree upon the status of the shares as Dissenting Shares or do not agree on the purchase price, but neither EPIC nor the shareholder files a complaint or intervenes in a pending action within six months after mailing of the Approval Notice or (f) with EPIC's consent, the holder delivers a written withdrawal of such holder's demand for purchase of his or her shares.

     Pursuant to the Merger Agreement, EPIC will give Synopsys prompt notice of any demands received by EPIC, and Synopsys will have the right to participate in all negotiations and proceedings with respect to the demands. EPIC will not, except with the prior written consent of Synopsys, make any payment with respect to, or settle or offer to settle, any such demands.

                              THE MERGER AGREEMENT


     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Shareholders of EPIC and stockholders of Synopsys are urged to read the Merger Agreement in its entirety for a more complete description of the Merger. In case of any conflict between the Merger Agreement and the summary set forth herein, the Merger Agreement will control.


THE MERGER

     The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the shareholders of EPIC, the approval of the issuance of shares of Synopsys Common Stock in connection with the Merger by the stockholders of Synopsys, and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged with and into EPIC, with EPIC continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Synopsys.

     If all such conditions to the Merger are satisfied or waived, the Merger will become effective upon the latest of: (a) the date and time of the filing of a statutory Agreement of Merger and related Officers' Certificates with the Secretary of State of the State of California, (b) the date and time of the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, or (c) such other date and time as is provided in the Agreement of Merger.

CONVERSION OF SECURITIES

     Upon consummation of the Merger, pursuant to the Merger Agreement, each issued and outstanding share of EPIC Common Stock (other than shares owned by EPIC as treasury stock or by Synopsys, Sub or any other wholly-owned subsidiary of Synopsys, all of which will be canceled, and shares which qualify as "dissenting shares" as defined in Section 1300(b) of the CGCL, which will receive the consideration prescribed by the CGCL) will be converted into the right to receive 0.7485 of a share of Synopsys Common Stock. Based upon the number of shares of Synopsys Common Stock and EPIC Common Stock outstanding at January 31, 1997, an aggregate of approximately 10,325,691 shares of Synopsys Common Stock would be issued in connection with the Merger, representing approximately 20.2% of the total number of shares of Synopsys Common Stock outstanding after giving effect to such issuance. In lieu of fractional shares (after taking account of all certificates delivered by a given holder), holders of EPIC Common Stock will receive cash in an amount equal to the fractional amount of the Synopsys Common Stock multiplied by the average of the last reported sale price of Synopsys Common Stock, as reported on The Nasdaq National Market, on each of the ten trading days immediately preceding the date of the Effective Time. Each share of Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

     As soon as reasonably practicable after the Effective Time, the exchange agent designated by Synopsys and reasonably acceptable to EPIC (the "Exchange Agent") will mail transmittal forms and exchange instructions to be used to surrender and exchange certificates formerly evidencing shares of EPIC Common Stock for certificates evidencing the shares of Synopsys Common Stock to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of EPIC Common Stock (the "EPIC Certificates"). After receipt of such transmittal forms, each holder of EPIC Common Stock will be able to surrender his or her EPIC Certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates evidencing the number of whole shares of Synopsys Common Stock to which such holder is entitled and any cash which may be payable in lieu of a fractional share. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. EPIC SHAREHOLDERS SHOULD NOT SURRENDER THEIR EPIC CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

     After the Effective Time, EPIC Certificates, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of whole shares of Synopsys Common Stock which the holder of the EPIC Certificates is entitled to receive and the right to receive any cash payment in lieu of a fractional share. The holder of any unexchanged EPIC Certificate will not be entitled to receive any dividends or other distributions payable by Synopsys until the EPIC Certificate has been surrendered. Subject to applicable laws, such dividends and distributions, together with any cash payment in lieu of a fractional share of Synopsys Common Stock, will be paid without interest.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains statements that various representations and warranties contained therein are true and correct, except (i) as disclosed in the filings with the Commission by either Synopsys or EPIC, as the case may be or (ii) where the failure of such a representation or warranty to be true and correct would not have a Material Adverse Effect (as defined below) on either Synopsys or EPIC and their respective subsidiaries in the aggregate, as the case may be, with respect to items a, d to o, q, and u listed below. In particular, both EPIC and Synopsys provided representations and warranties relating to, among other things, (a) the due organization, valid existence and good standing of each of Synopsys, EPIC and each of their respective subsidiaries; (b) the capital structure of each of Synopsys and EPIC; (c) each party's authorization to execute and deliver the Merger Agreement and that the Merger Agreement constitutes a valid and binding obligation of each party enforceable in accordance with its terms, and each party's authority to consummate the transactions contemplated by the Merger Agreement; (d) the absence of conflicts under charters or bylaws, required consents or approvals (other than (i) the filing of a pre-merger notification under the HSR; (ii) the filing by Synopsys of its Registration Statement; (iii) the filing of the required merger documents with the Secretaries of State of California and Delaware; and (iv) the filing of proxy statements with the Commission by EPIC and Synopsys), and violations of any instruments or law; (e) the accuracy and completeness of documents and financial statements filed by each of Synopsys and EPIC with the Commission; (f) the absence of undisclosed liabilities; (g) the absence of certain material adverse changes or events; (h) the accurate preparation and timely filing of all returns and payment of taxes owed and the absence of any material liability for unpaid taxes that have not been accrued or reserved for by the respective parties; (i) title to properties; (j) title to intellectual property; (k) the absence of a breach or the cancellation of material agreements, contracts and commitments; (l) the absence of litigation; (m) compliance with environmental regulations, the absence of conduct of activities involving hazardous materials and absence of any actions against either party regarding environmental matters or hazardous materials; (n) certain employment tax, labor and employee benefit matters; (o) compliance with laws; (p) the absence of circumstances adversely affecting the availability of pooling of interests accounting; (q) the absence of material interested party transactions; (r) the accuracy of information supplied by each of Synopsys and EPIC in connection with the Registration Statement and this Joint Proxy Statement/Prospectus. In addition, the Merger Agreement contains a representation and warranty by Synopsys as to the interim operations of Sub, and representations and warranties by EPIC as to (s) the absence of payments resulting from the Merger, (t) receipt of an opinion of EPIC's financial advisor as to the fairness of the Merger, from a financial standpoint, to EPIC's shareholders, and (u) the status of purchases and orders by substantial distributors and customers of EPIC.

     A Material Adverse Effect means any change, event or effect that is materially adverse to the business, operations or results of operations of EPIC or Synopsys, as the case may be, and such party's subsidiaries taken as a whole; provided, however that any of the following are not deemed to constitute a Material Adverse Effect: (i) adverse changes in or effects on revenues or gross margins of the party to the extent attributable to a delay of, reduction in or cancellation or change in the terms of product licenses by the party's customers to the extent attributable directly and primarily to the transactions contemplated by the Merger Agreement; (ii) adverse changes in the market prices for the party's common stock between the date of the Merger Agreement and the Effective Time, or (iii) the failure of the party's quarterly results of operations for any quarter ending during the period starting on the date of the Merger Agreement and ending at the Effective Time to meet generally analysts' expectations as reflected in the "First Call Consensus" estimate.

CERTAIN COVENANTS AND AGREEMENTS

     Pursuant to the Merger Agreement, EPIC has agreed that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as otherwise consented to in writing by Synopsys or as contemplated by the Merger Agreement, EPIC and its subsidiaries have agreed to: (a) carry on EPIC's business in the ordinary course in substantially the same manner as previously conducted, including the use of reasonable efforts consistent with past practices and policies of EPIC to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it; (b) not accelerate, amend or change the period of exercisability of EPIC Options, except as required pursuant to the plan or any related agreement; (c) not transfer or license or otherwise extend, amend or modify any rights to its intellectual property, other than in the ordinary course of business consistent with past practices; (d) not declare or pay any dividends on or make other distributions in respect of any of its capital stock, not effect certain other changes in its capitalization, and not purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except under certain circumstances; (e) not issue, or authorize or propose the issuance of, any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants, or options to acquire, or other agreements obligating it to issue any such shares or other convertible securities, subject to certain exceptions; (f) not agree to engage or engage in material acquisitions; (g) not sell, lease, license or otherwise dispose of material properties or assets, except in the ordinary course of business; (h) not increase the compensation or severance payable to its officers or employees (except for increases in accordance with agreements entered into prior to the Merger Agreement and increases consistent with past practices), enter into any collective bargaining agreement or establish, adopt, enter into or amend in any material respect any plan for the benefit of its directors, officers, or employees, subject to certain exceptions; (i) not amend EPIC's Restated Articles of Incorporation or Bylaws, except as contemplated by the Merger Agreement; and (j) not take any action that would or is reasonably likely to result in any of its representations and warranties becoming untrue. In addition EPIC has agreed to confer on a regular basis with Synopsys on material operational matters.

     Pursuant to the Merger Agreement, Synopsys has agreed that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as otherwise consented to in writing by EPIC or as contemplated by the Merger Agreement, Synopsys will not: (a) declare or pay any dividends on or make any other distributions in respect of any of its capital stock, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than stock splits of Synopsys Common Stock or stock dividends payable in shares of Synopsys Common Stock), or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants under certain circumstances; (b) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, subject to certain exceptions; (c) amend or propose to amend its Certificate of Incorporation or Bylaws, except as contemplated by the Merger Agreement; (d) acquire or agree to acquire by merger or consolidation with, or by purchase of a substantial equity interest in or substantial portion of the assets of any business or any corporation, partnership or other business organization or division, for consideration having a fair market value (at the time of the public announcement of such acquisition or agreement) in excess of $100,000,000; and (e) sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Synopsys and its Subsidiaries, taken as a whole, except for transactions entered into in the ordinary course of business. In addition, Synopsys has agreed to confer on a regular basis with EPIC on material operational matters.

NO SOLICITATION

     The Merger Agreement provides that EPIC will not, directly or indirectly, through any officer, director, employee, representative or agent (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation pursuant to a tender offer) or similar transactions or series of transactions involving EPIC, other than the transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent EPIC or the EPIC Board from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by EPIC after the execution of the Merger Agreement from a person or entity whose initial contact with EPIC may have been solicited by EPIC prior to the execution of the Merger Agreement) or recommending such an unsolicited bona fide written Acquisition Proposal to the shareholders of EPIC, if and only to the extent that (1) the EPIC Board believes in good faith (after consultation with and based upon the advice of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to EPIC's shareholders from a financial point of view than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal") and the EPIC Board determines in good faith after consultation with and based upon the advice of outside legal counsel that such action is necessary for EPIC to comply with its fiduciary duties to shareholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the EPIC Board receives from such person or entity an executed confidentiality agreement with terms no more favorable to such party than those contained in the Confidentiality Agreement dated January 12, 1997 between Synopsys and EPIC; or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     Upon compliance with the foregoing, following receipt of a Superior Proposal, EPIC shall be entitled to (i) withdraw, modify or refrain from making its recommendation in favor of the Merger Agreement and the Merger and approve and recommend to the shareholders of EPIC a Superior Proposal and (ii) enter into an agreement with such third party concerning a Superior Proposal provided that EPIC shall concurrently make payment in full to Synopsys of certain termination fees. See "-- Termination Fees."

     EPIC is required to notify Synopsys (orally and in writing) within 24 hours after receiving any Acquisition Proposal, learning of a third party's intent to make an Acquisition Proposal, or receiving any request for non-public information or access to its properties, books or records in connection with an Acquisition Proposal.

RELATED MATTERS AFTER THE MERGER

     At the Effective Time, Sub will be merged with and into EPIC, and EPIC will be the surviving corporation and a wholly-owned subsidiary of Synopsys. Each share of Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of EPIC Common Stock. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of EPIC Common Stock.

     At the Effective Time the Restated Articles of Incorporation and Bylaws of EPIC, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and Bylaws of the Surviving Corporation.

     The directors and officers of Sub immediately prior to the Effective Time will be the initial officers and directors of the Surviving Corporation.

     Immediately after the Effective Time, the Synopsys Board will elect Dr. Sang S. Wang to the Synopsys Board.

     After the Effective Time, all shares of EPIC Common Stock will cease to be quoted on The Nasdaq National Market, and the Surviving Corporation will undertake to terminate registration of EPIC Common Stock under the Exchange Act.

INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that EPIC shall and, from and after the Effective Time, Synopsys and the Surviving Corporation shall, indemnify, defend and hold harmless each person who was an officer, director or employee of EPIC or any of its subsidiaries as of the date of the Merger Agreement or has been at any time prior to the date thereof (or who becomes a director, officer or employee of EPIC or any of its subsidiaries prior to the Effective Time) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of EPIC or any EPIC subsidiary, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including, without limitation, all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent that a corporation is permitted under the CGCL to indemnify its own directors, officers or employees, as the case may be. After the Effective Time, Synopsys and the Surviving Corporation will fulfill, assume and honor in all respects the obligations of EPIC pursuant to EPIC's Restated Articles of Incorporation and any indemnification agreements existing and in force as of the date of the Merger Agreement with EPIC's directors and officers.

     Synopsys and the Surviving Corporation shall, until the sixth anniversary of the Effective Time or such earlier date as may be mutually agreed upon by the interested parties, cause to be maintained in effect, to the extent available, the policies of directors' and officers' liability insurance maintained by EPIC and its subsidiaries as of the date of the Merger Agreement (or policies of at least the same coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time. In lieu of the purchase of such insurance by Synopsys or the Surviving Corporation, EPIC may purchase a six-year extended reporting period endorsement under its existing directors' and liability insurance coverage. In no event shall Synopsys or the Surviving Corporation be obligated to expend any amount per year in excess of 150% of the aggregate premiums paid by EPIC and its subsidiaries in the fiscal year ended September 30, 1996 for directors' and officers' liability insurance in order to maintain or procure such insurance coverage.

CONDITIONS

     The respective obligations of Synopsys, Sub and EPIC to effect the Merger are subject to the following conditions: (a) the Merger Agreement shall have been approved and adopted by the shareholders of EPIC and the issuance of Synopsys Common Stock in connection with the Merger shall have been approved by the Synopsys stockholders; (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Antitrust Division or FTC challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated; (c) all authorizations, consents, orders or approvals of any governmental entity required to consummate the Merger shall have been obtained and be in effect, the absence of which would be reasonably likely to have a Material Adverse Effect on either Synopsys or EPIC, as the case may be; (d) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of a stop order or proceedings seeking a stop order; (e) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting Synopsys' conduct or operation of the business of Synopsys or EPIC after the Merger shall have been issued and be in effect, nor shall there be any proceeding brought by any governmental entity seeking any of the foregoing be pending; (f) no action shall be taken, nor any statute, rule, regulation, or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal or prevents or prohibits the Merger; (g) the receipt of letters, in form and substance reasonably acceptable to EPIC and Synopsys, of independent accountants by Synopsys and EPIC, respectively, dated the closing date stating that the Merger will qualify as a pooling of interests transaction under Accounting Principles Board Opinion No. 16 and applicable regulations of the Commission, if the Merger is consummated in accordance with the Merger Agreement; (h) the Synopsys Common Stock to be issued in the Merger, or reserved for future issuance, shall have been approved for quotation on The Nasdaq National Market;
(i) receipt by Synopsys of a written opinion from Gray Cary Ware & Freidenrich, A Professional Corporation, counsel to Synopsys, and receipt by EPIC of an opinion of WSG&R, counsel to EPIC, both to the effect that the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code; (j) the accuracy in all material respects of the representations and warranties of the other party set forth in the Merger Agreement, except for changes contemplated by the Merger Agreement or where the failure to be true and correct would not be reasonably likely to have a Material Adverse Effect on EPIC or Synopsys, as the case may be; (k) the performance by the other party in all material respects of all obligations required to be performed by such party under the Merger Agreement; and (l) no Material Adverse Effect with respect to the other party shall have occurred since the date of the Merger Agreement. In addition, it is a condition to the obligations of Synopsys and Sub that Affiliate Agreements in the form attached to the Merger Agreement as Exhibit C shall have been executed and delivered to Synopsys by each director, officer and applicable affiliate of EPIC, and that each Affiliate Agreement shall be in full force and effect.

STOCK OPTION AND BENEFIT PLANS

     At the Effective Time, each outstanding option to purchase EPIC Common Stock issued under the EPIC 1990 Stock Option Plan or the EPIC 1994 Director Option Plan (together the "EPIC Option Plans"), or issued in connection with the assumption of options to purchase common stock of CIDA Technology, Inc. ("CIDA") in connection with EPIC's acquisition of CIDA, whether vested or unvested, will be assumed by Synopsys. Accordingly, each EPIC Option shall be deemed to constitute a Synopsys Option to acquire, on the same terms and conditions as were applicable under such EPIC Option, the same number of shares of Synopsys Common Stock as the holder of such EPIC Option would have been entitled to receive pursuant to the Merger had such holder exercised the EPIC Option in full including as to unvested shares, immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate purchase price for the shares of EPIC Common Stock otherwise purchasable pursuant to such EPIC Option divided by (ii) the number of shares of Synopsys Common Stock deemed purchasable pursuant to such Synopsys Option as determined by the method described in the preceding sentence. However, with respect to any EPIC Option to which Section 422 of the Code applies ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. As of January 31, 1997, options to acquire 2,115,673 shares of EPIC Common Stock were outstanding under the EPIC Option Plans or issued in connection with EPIC's acquisition of CIDA.

     Synopsys has agreed to reserve for issuance a sufficient number of shares of Synopsys Common Stock for delivery under the EPIC Options assumed as described above. As soon as practicable after the Effective Time, Synopsys shall file a registration statement on Form S-3, or Form S-8 or another appropriate form, as the case may be, with respect to the shares of Synopsys Common Stock subject to such EPIC Options and shall use its best efforts to maintain the effectiveness of such registration statement(s)(and the current status of the prospectus(es) contained therein) for so long as such EPIC Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Synopsys has agreed to administer the EPIC Option Plans assumed in the Merger in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

     On the last trading day on which EPIC Common Stock is traded in The Nasdaq National Market immediately prior to the Effective Time, all then outstanding rights to acquire shares of EPIC Common Stock under EPIC's 1994 Employee Stock Purchase Plan (the "EPIC Purchase Plan") will be exercised for the

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

purchase of shares of EPIC Common Stock; provided, however, that the purchase of shares on that date is conditioned upon consummation of the Merger. Any shares of EPIC Common Stock so purchased shall be automatically converted into shares of Synopsys Common Stock on the same basis as all other shares of EPIC Common Stock without the issuance of the certificates representing EPIC Common Stock. Employees of EPIC as of the Effective Time will be permitted to participate in the Synopsys Employee Stock Purchase Plan commencing on the first enrollment date of such plan following the Effective Time, subject to the terms and conditions of such plan. Employees of EPIC will each receive credit, for purposes of such eligibility provisions, for prior service with EPIC or Synopsys.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Synopsys or the shareholders of EPIC:

          (a) by mutual written consent of Synopsys and EPIC; or

          (b) by either Synopsys or EPIC if the Merger shall not have been consummated by June 30, 1997, provided that if the Merger shall not have been consummated due to the waiting period (or any extension thereof) under the HSR Act not having expired or been terminated, or due to an action having been instituted by the Antitrust Division or the FTC challenging or seeking to enjoin the consummation of the Merger, then such date shall be extended to September 30, 1997, and provided further that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

          (c) by either Synopsys or EPIC if a court of competent jurisdiction or other Governmental Entity (as defined in the Merger Agreement) shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.7 of the Merger Agreement (Legal Conditions to Merger); or

          (d) by either Synopsys or EPIC if the required approvals of the stockholders of Synopsys or shareholders of EPIC contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of such stockholders or shareholders duly convened therefor or at any adjournment thereof (provided that the right to terminate the Merger Agreement under this provision is not available to any party where the failure to obtain approval of such party's stockholders or shareholders shall have been caused by the action or failure to act of such party in breach of the Merger Agreement); or

          (e) by Synopsys, if (i) the EPIC Board shall have withdrawn or modified its recommendation of the Merger Agreement in a manner adverse to Synopsys or shall have publicly announced its intention to do any of the foregoing; (ii) an Alternative Transaction (as defined in the Merger Agreement) shall have taken place (including execution of an agreement to engage in the same) or the EPIC Board shall have recommended to the shareholders of EPIC an Alternative Transaction; (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of EPIC Common Stock is commenced (other than by Synopsys or an Affiliate of Synopsys) and the EPIC Board has not recommended that the shareholders of EPIC not tender their shares in such tender or exchange offer within the time period prescribed by Rule 14e-2 promulgated under the Exchange Act; or

          (f) by Synopsys or EPIC, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach causes the conditions set forth in Sections 7.2(a) or 7.2(b) of the Merger Agreement (in the case of termination by Synopsys) or 7.3(a) or 7.3(b) (in the case of termination by EPIC) not to be satisfied as of the time of such breach, provided that if such breach by such party is curable by such party through the exercise of

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

     its reasonable efforts and for so long as such party continues to exercise such reasonable efforts, the other party may not terminate the Merger Agreement under this provision.

     In the event of any termination of the Merger Agreement by either Synopsys or EPIC pursuant to clause (a) above, there will be no liability or obligation on the part of any party to the Merger Agreement or its officers, directors, stockholders (or shareholders as the case may be) or affiliates, except as set forth in Section 8.3 of the Merger Agreement (Fees and Expenses), provided that the provisions of Sections 6.14 (Brokers and Finders), 8.3 (Fees and Expenses) and Article IX (Miscellaneous) and the Confidentiality Agreement shall survive any such termination. In the event of any termination of the Merger Agreement pursuant to Sections 8.1(b) to 8.1(f), the Merger Agreement shall be of no further force and effect, except that Sections 8.2 and 8.3 and Article IX of the Merger Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of the Merger Agreement and nothing in the Merger Agreement shall relieve any party from liability for any breach of the Merger Agreement.

     Except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except Synopsys and EPIC shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of this Proxy Statement/Prospectus and the Registration Statement and any preliminary materials, documents or supplements thereto.

TERMINATION FEES

     Section 8.3 of Merger Agreement provides for EPIC to pay to Synopsys a cash termination fee of $10,700,000 upon the earliest to occur of the following events:

          (i) the termination of the Merger Agreement by Synopsys pursuant to
     Section 8.1(e) of the Merger Agreement; or

          (ii) the termination of the Merger Agreement by Synopsys pursuant to
     Section 8.1(d) of the Merger Agreement as a result of the failure to receive the requisite vote for approval of the Merger Agreement and the Merger by the shareholders of EPIC at the EPIC Special Meeting if, at the time of such failure,

             (A) there shall have been announced or commenced an Alternative Transaction (as defined in clauses (i), (ii) or (iii) of Section 8.3(d) but excluding clause (iv) contained in such definition) or EPIC shall have executed an agreement to engage in the same and the EPIC Board shall not have recommended against such Alternative Transaction affirmatively or, if the EPIC Board has recommended against such Alternative Transaction, the EPIC Board shall have withdrawn such recommendation against such Alternative Transaction or modified such recommendation in a manner adverse to Synopsys, or

             (B) there shall have been announced an Alternative Transaction (including, but not limited to, the definition contained in clause (iv) of Section 8.3(d)) and EPIC shall have engaged in any merger, consolidation, share exchange, business combination, or similar transaction with, or shall have sold, leased, exchanged, or otherwise transferred Material Assets (as defined in Section 8.3(d)(iii)) to the Third Party (as defined in Section 8.3(d)) or any affiliate thereof proposing such Alternative Transaction (or entered into an agreement with such Third Party or any affiliate thereof to engage in the same) within six months after the date of the EPIC Special Meeting or the EPIC Board shall have recommended an Alternative Transaction (as defined clause (i) in Section 8.3(d)) with the Third Party proposing such Alternative Transaction or any affiliate thereof within six months after the date of the EPIC Special Meeting.

     As used in the Merger Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than Synopsys or its Affiliates (a "Third Party"), acquires more than 20% of the outstanding shares of EPIC Common Stock, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving EPIC pursuant to which any Third Party

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

acquires more than 20% of the outstanding equity securities of EPIC or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of EPIC, and the entity surviving any merger or business combination including any of them) of EPIC having a fair market value (as determined by the EPIC Board in good faith) equal to more than 20% of the fair market value of all the assets of EPIC immediately prior to such transaction ("Material Assets"), or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Notwithstanding the foregoing, in no event is EPIC required to pay any termination fees to Synopsys if, immediately prior to the termination of the Merger Agreement, Synopsys was in breach of any of its material obligations under the Merger Agreement. Payment of the fees described above shall not be in lieu of damages incurred in the event of breach of the Merger Agreement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by action taken or authorized by the respective Boards of Directors of Synopsys and EPIC, at any time before or after approval by the shareholders of EPIC and the stockholders Synopsys of the matters presented in connection with the Merger to them, but, after such approvals, no amendment shall be made which by law requires further approval by the EPIC shareholders or the Synopsys stockholders, without such further approval. At any time prior to the Effective Time, Synopsys and EPIC, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for performance of the obligations or other acts of the other parties to the Merger Agreement, (ii) waive any inaccuracies in the representations or warranties contained in the Merger Agreement and (iii) waive compliance with any agreements or conditions contained in the Merger Agreement.

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

                                 SYNOPSYS, INC.

BUSINESS

  INTRODUCTION

     Synopsys develops, markets, and supports high-level design automation
(HLDA) products for designers of integrated circuits (ICs) and electronic systems. Synopsys offers a range of design tools, verification systems and design reuse tools that significantly improve designers' productivity by offering improved time to market, reduced development and manufacturing costs, and enhanced design quality of results when compared to earlier generations of electronic design automation (EDA) products. Synopsys also provides training, support and consulting services for its customers.

     The foundation of Synopsys' HLDA methodology is logic synthesis. Synopsys pioneered the commercial development of logic synthesis technology in the late 1980s and is currently the leading provider of synthesis software. Synopsys offers both logic and behavioral synthesis products. Logic synthesis allows designers to use a high-level language to describe a chip, then automatically converts and optimizes this high-level description into a gate-level format that can be manufactured by a semiconductor company. Behavioral synthesis allows designers to specify their designs at the behavioral level, which is a higher level of abstraction than is permitted by logic synthesis.

     Synopsys' verification systems products are used by IC designers in several stages of system design to help ensure that their ICs will work before they are manufactured. Synopsys is a leading provider of software and hardware models, which are used to test IC designs within the context of the system into which they will be designed or to simulate the performance of an entire system or subset of a system before manufacturing. Synopsys' simulation products permit engineers to simulate their designs at various stages of the design process (behavioral, register-transfer and gate-levels).

     Synopsys' design reuse products are intended to reduce design time by permitting the straight-forward reuse of previously-proven circuit "blocks." Synopsys believes design reuse will be a key to increased productivity of IC designers as the density and complexity of ICs increases. Synopsys' design reuse products include its DesignWare(R) library of synthesizable standard parts and its proprietary Cell-Based Array (CBA) IC architecture, libraries and compilers, which are licensed to semiconductor manufacturers.

     Synopsys markets its products on a worldwide basis and offers comprehensive customer service, education, consulting, and support as integral components of its product offerings. Products primarily are marketed through its direct sales force. Synopsys has license agreements with many of the world's leading semiconductor, computer, communications and electronics companies.

  INDUSTRY BACKGROUND

     EDA products have played a critical role in accelerating the dramatic advances in the electronics industry over the past two decades.

     For the past 26 years, IC complexity (as measured by the number of transistors on a chip) has increased by a factor of 10 every six years, a formula known in the semiconductor industry as Moore's Law (for the founder of Intel Corporation). The need for EDA resulted from this increasing complexity, as well as increased complexity of the electronic systems in which ICs are used and the scarcity of skilled IC design engineers. Increased IC complexity lengthened the product design and development cycles while, at the same time, competition shortened product life cycles. The objectives of EDA are to (a) reduce time to market, (b) reduce the costs associated with product design and development, (c) improve the performance and density of complex IC designs, and
(d) improve the predictability of IC manufacture and testing.

     The electronic design process encompasses five basic stages:

     - determine the architecture of the system (system design);

     - develop behavioral descriptions of various system elements (behavioral design);

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

     - specify the desired architecture of an IC (functional design);

     - develop schematic diagrams of logic gates that implement this functionality (logic or gate-level design); and

     - layout the individual transistors and interconnect wires that implement the logic, which results in mask sets used to manufacture the IC (layout or device design).

     Prior to EDA, this entire process was manual, time-consuming, prone to error, and costly, thus limiting design complexity. In the 1960s and early 1970s, "complex" IC designs consisted of a few hundred logic gates (one logic gate is equal to approximately four transistors). The EDA industry has evolved over the past twenty years to automate a significant portion of the design process, resulting in dramatic productivity increases. Each new generation of design methods has been based on an enabling technology that provided an automated linkage between design stages and raised the level of design abstraction at which designers worked, thus facilitating the design of more complex ICs by a broader range of designers.

     The first generation of EDA, computer-aided design (CAD), automated the layout process using dedicated mainframe or high-powered minicomputer systems, allowing circuit designers to create ICs of several thousand logic gates. In the late 1970s and early 1980s, computer-aided engineering (CAE) emerged as the second generation of EDA, with electronic design capture at the logic gate-level instead of the layout or device level. By the mid-1980s, most IC design was accomplished using workstation-based CAE tools for schematic capture, gate-level simulation, and automated placement and routing. In the late 1980s, as semiconductor process technology advanced, it became possible to manufacture ICs with hundreds of thousands of gates. Consequently, a new generation of EDA tools was required that let designers work at even higher levels of abstraction.

     The first successful step towards high-level design was the introduction of hardware description languages (HDLs) that permitted the expression of design ideas and functionality at a level independent of silicon implementation. Initial HDL modeling and system simulation found only limited application because there was no enabling technology that could translate the functional-level HDL specifications into gate-level designs.

     Logic synthesis provided the enabling technology that permitted designers to translate HDL specifications into gate-level designs. Logic synthesis employs a number of advanced computational algorithms for Boolean logic manipulation and optimization, timing analysis, and technology mapping. By raising the level of abstraction at which IC designers work from the gate-level to the functional-level, logic synthesis has become the focal point of the third generation of EDA.

     Semiconductor process technology has continued to advance into the 1990s. Chip complexity and density have continued to increase accordingly. At the same time, the competitive pressures faced by computer, telecommunications, electronics, automotive and appliance companies and other designers and consumers of ICs have made design productivity and time-to-market even more critical factors in selecting IC design methods and tools.

  STRATEGY

     Synopsys' strategy is to lead the evolution of electronic design by providing methodologies, products and services that maximize the productivity of its customers. In order to execute this strategy, Synopsys seeks to develop a balanced portfolio of design tools that continue to raise the level of abstraction at which IC developers work and perform superior optimization of IC design for speed, size and power, provide superior tools to assist in the verification of IC designs early in the design cycle, enable the large-scale reuse of intellectual property and provide high quality support, education and consulting services that meet the needs of its customers.

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

  PRODUCT GROUPS

     Design Tools

     Synopsys' design tools consist principally of its core synthesis product, Design Compiler(TM), and a suite of high-level design products that are tightly linked to it. Synopsys is currently the leading provider of logic synthesis tools. Design Compiler was introduced in 1988 and has been updated regularly. It is currently used by a broad range of companies engaged in the design of ICs and field programmable gate arrays (FPGAs) to optimize their designs for performance and chip area. In fiscal year 1996, Synopsys introduced Power Compiler(TM), which permits IC designers to optimize their designs for power consumption. Optimizing ICs for power consumption is especially important for portable, battery-powered devices such as laptop computers and cellular telephones.

     In fiscal year 1996, Synopsys introduced FPGA Express(TM), a new synthesis tool for high-density FPGAs and complex programmable logic devices (CPLDs). FPGA Express is Synopsys' first product to run on the Windows 95 and Windows NT operating systems, reflecting the fact that personal computers are the predominant platform for FPGA and CPLD designs.

     Synopsys believes that behavioral synthesis is a key enabling technology for the next advance in electronic design productivity. During fiscal year 1996, Behavioral Compiler(TM), Synopsys' behavioral synthesis product, continued to gain customer acceptance. Behavioral synthesis permits engineers to create complex circuits in a high-level shorthand; the designer specifies the algorithm and the software then helps the designer pick the best architecture. Early adopters of Behavioral Compiler (which was introduced in 1994) have reported significant reductions in architecture design time (an important component of overall design time), while achieving improvements in performance and area.

     Synopsys' other design tools are integrated with Design Compiler to offer a comprehensive design environment. HDL Advisor(TM) lets IC designers analyze and improve their source code before synthesis and simulation runs. Synopsys' test synthesis software permits designers to generate high-quality test patterns and moves IC design testing from the final stages of the design process to the high-level design process, thus permitting earlier detection of design defects. Synopsys' power analysis product lets designers measure and analyze power consumption earlier in the design cycle than layout-oriented tools and Power Compiler automatically optimizes for power. Synopsys' floorplanning management product acts as a high-level link to the layout process by taking physical design data into consideration during synthesis.

     Synopsys' design tools offer a number of benefits to customers. Its synthesis products typically reduce circuit area up to 25% and improve critical-path timing by approximately 30% when compared to the results achieved by designers using traditional CAE tools. Logic synthesis supports technology independent design, giving designers a wide array of options in choosing semiconductor suppliers and, due to the automated nature of the process, allows them to efficiently explore architectural alternatives by merely changing the high-level description or reusing high-level descriptions from one design to another. Synthesis also can be used to migrate designs from one technology to another (e.g., CMOS 0.5-micron to CMOS 0.25-micron technology) or retarget from one implementation approach to another (e.g., FPGA to ASIC (application specific
IC)).

     In order to address the challenges posed by increasing IC complexity and advances in IC technology, in fiscal year 1996 Synopsys formed a number of important strategic relationships. In February 1996, Synopsys and International Business Machines Corporation (IBM) formed an alliance to jointly develop products in the areas of design planning, timing, test and synthesis, and Synopsys acquired a license to use certain IBM technology. In addition, Synopsys was selected by SEMATECH, a consortium of the leading U.S. semiconductor manufacturers, as the prime contractor on a $6 million contract to deliver next generation tools for designing complex ICs at 0.25-micron and below. In May 1996, Synopsys entered into a strategic relationship with Cooper & Chyan Technology (CCT), Inc. to link Synopsys' synthesis tools with CCT's routing technologies. CCT recently announced an agreement to merge with Cadence Design Systems, Inc., a competitor of Synopsys. Synopsys is currently evaluating its relationship with CCT in light of the proposed merger.

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

     Verification Systems

     Verification is the process of ensuring that an IC meets the functional specifications and timing requirements of its design, and that it will work with the other components of a system, before it is manufactured. As IC complexity grows, the importance of verification to the chip design process also grows. Without adequate verification tools, verification can be a serious bottleneck in the design process.

     Synopsys offers a range of verification products, including simulation and emulation tools and hardware and software models, integrated into its synthesis-based design flow, that help customers verify their designs before committing them to silicon.

     In September 1996, Synopsys introduced two new products that help address the verification demands of designing increasingly complex ICs. Cyclone(TM), Synopsys' new "cycle-based" simulation software, permits IC designers to simulate their designs using high-level algorithms at the register-transfer level, which is faster and requires less memory than current tools. Synopsys' ARKOS(TM) hardware emulator emulates the behavior of an ASIC with up to 4 million gates and can operate as an execution engine for Cyclone, providing accelerated simulation. Together, Cyclone and the ARKOS hardware emulator permit designers to use emulation and simulation early in the design process.

     Cyclone and the ARKOS hardware emulator complement Synopsys' VHDL System Simulator(TM) (VSS). VSS is used at various stages in the high-level design process to simulate a system or subsystem to simulate the performance of an IC within a system. During fiscal 1996, Synopsys added VSS support for "VITAL," the industry signoff gate-level modeling standard. VSS, Cyclone and the ARKOS emulator are all tightly linked to Synopsys' synthesis products.

     Since Synopsys' February 1994 merger with Logic Modeling Corporation, Synopsys has offered a full range of hardware and software modeling solutions. Synopsys currently offers models for more than 13,000 commercially available ICs, including a wide range of microprocessors, DSPs, CPLDs, memories and standard logic. In addition, Synopsys offers modeling technologies to allow designers to create models of both standard and proprietary devices. These models support all major EDA simulation environments and a wide range of EDA platforms, giving designers access to a broad range of models to assist them with verification of their designs.

     Success in the modeling business depends, in part, upon making a wide range of models and model types. Synopsys continues to focus its modeling development efforts on enhancing its ability to quickly and efficiently produce and distribute new models. Synopsys seeks to maintain close relationships with leading semiconductor vendors to ensure model accuracy and the earliest possible availability. Synopsys believes that future design verification methodologies will require models of even more complex components, subsystems, and systems as customers engage in ever larger and more sophisticated designs.

     Design Reuse

     As the number of logic gates on ICs continues to grow, and as ICs themselves become capable of hosting entire systems rather than single functions, the reuse of proven design modules will become increasingly important to IC designers. Synopsys' design reuse products are intended to enable such reuse.

     Since Synopsys' acquisition of Silicon Architects(TM) in May 1995, it has offered a proprietary IC architecture, known as Cell-Based Array (CBA), and compilers for high-level memories and data path elements. The CBA architecture consists of optimized libraries of low level elements in an IC. Synopsys licenses these libraries to ASIC manufacturers and adapts the libraries for use in the manufacturer's particular production process. The CBA libraries are then used in lieu of the manufacturer's proprietary library. Replacing vendor-specific libraries with optimized CBA libraries can provide cost benefits to ASIC vendors by reducing the silicon area required for a given design and can provide improved performance and power consumption levels compared to other IC architectures. The CBA architecture also offers Synopsys' customers a link between synthesis-based high-level design and the physical implementation of designs. Synopsys has entered into CBA license agreements with many of the world's leading ASIC vendors.

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

     DesignWare, introduced in 1992, provides IC designers with libraries of pre-designed and pre-verified off-the-shelf design modules to incorporate into their own designs. By providing these building blocks and making them synthesizable (i.e., usable by Synopsys' design tools in optimizing a design), DesignWare helps reduce the overall design time for complex ICs. The reuse of these building blocks represents a significant shift from traditional IC design, in which designs have been intimately tied to a particular process technology or design methodology and not easily transferred from one chip design to the next. By the end of fiscal year 1996, over 100 design modules were available in DesignWare libraries. Synopsys intends to make more modules available and to increase the size and functions of the available modules. DesignWare Developer(TM) is used in conjunction with DesignWare and permits designers to create their own proprietary reusable DesignWare components.

  PRODUCTS

     Synopsys' products include design tools, verification systems and design reuse tools, as summarized below. In addition, Synopsys offers interface products that permit the sharing of data with other EDA systems and library tools that assist semiconductor vendors in developing technology libraries.

     Design Tools

     Behavioral Compiler. Behavioral Compiler provides a direct link from the functional descriptions of a design to HDL Compiler(TM) and Design Compiler for implementation. By permitting IC designers to work at a higher level of abstraction than permitted by other tools, Behavioral Compiler simplifies IC design and, in the process, makes the design more reliable and predictable.

     HDL Compiler Family. The HDL Compiler family includes VHDL Compiler and HDL Compiler (for Verilog). The HDL Compiler family synthesizes HDL descriptions into optimized, technology independent netlists for the Design Compiler family.

     Design Compiler Family. The Design Compiler family consists of products that synthesize hierarchical descriptions of circuits in any combination of equations, state tables, and netlists from external CAE systems or the Synopsys HDL Compiler family and optimizes such designs to meet timing and area requirements given a particular technology library.

     Power Family. Includes DesignPower(R) and Power Compiler, offering a complete methodology for power. DesignPower analyzes power consumption early in the design process, helping to avoid surprises late in the design process that could force designers to use more expensive packaging, "re-spin" designs, and/or add cooling devices to meet power consumption requirements. Power Compiler offers "push button" power optimization on top of designs developed with DesignPower. When used in conjunction with Design Compiler, Power Compiler enables simultaneous optimization for size, timing and power.

     FPGA Compiler(TM). FPGA Compiler works with the Design Compiler to synthesize designs for implementation in Field Programmable Gate Arrays (FPGAs) from a number of manufacturers, including Actel, Altera, Lucent Technologies and Xilinx.

     FPGA Express. FPGA Express offers synthesis and optimization for FPGAs and complex programmable logic devices on Windows 95 or Windows NT-based PCs.

     Test Compiler(TM). Test Compiler works with the Design Compiler family to integrate testability analysis and design-for-test capabilities into the design process. Test Compiler lets designers explore testability trade-offs early in the design process and automatically generates vectors needed to test the design.

     HDL Advisor. HDL Advisor helps designers reduce the number of design iterations by providing a source-level performance analysis tool for use either before or after synthesis or simulation.

     DesignTime(TM). DesignTime delivers full static timing analysis within Synopsys' high-level design environment, permitting a designer to perform point-to-point timing analysis using the same vendor-certified libraries, timing algorithms, and interfaces used to create the design.

     Floorplan Manager(TM). Floorplan Manager takes into account physical design information from a commercial floorplanner early in the design process, promoting convergence between synthesis and layout and reducing design time by reducing post-layout timing violations.

     COSSAP. COSSAP(R) is a second-generation DSP design system that can simulate large, complex, high-level systems that would be hard to model with standard cycle-based or event-driven simulators. COSSAP includes a library of DSP building blocks.

     Verification Systems

     VHDL System Simulator (VSS) Family. The VSS family provides a single simulation environment for the three major stages of IC design -- behavioral, logic, and gate -- letting designers capture and verify high-level specifications and detect design inconsistencies before and after committing designs to synthesis. It also includes a source-level debugging tool and post-processing utilities, including statistical analysis.

     Cyclone. Cyclone, Synopsys' new "cycle-based" simulation software, permits IC designers to simulate their designs using cycle-based algorithms at the register-transfer level, which is faster and requires less memory than current tools.

     ARKOS Emulator. Synopsys' ARKOS hardware emulator emulates the behavior of an ASIC with up to 4 million gates and can operate as an execution engine for Cyclone, providing accelerated simulation.

     ModelSource(TM) 3000 Hardware Modeling Products. The ModelSource 3000 series is a family of hardware modeling systems for ASIC and board level design which provide a flexible means for designers to model complex devices. ModelSource 3000 systems use the actual integrated circuit to model its own behavior.

     SmartModel(R) Library and SourceModel Library(R). These two libraries include models of more than 13,500 devices, representing all major device types and semiconductor manufacturers. The SmartModel Library features models of complex devices -- microprocessors, controllers, peripherals, FPGAs and logic devices -- that engineers would not typically model themselves. The SourceModel Library offers designers models of commonly-used standard logic and memory devices. Models are furnished in either Verilog or VHDL source code.

     Bus Interface Models. Bus interface models are used to verify that designs comply with established industry standards. Models are available for popular standards including: Peripheral Component Interface (PCI), Personal Computer Memory Card International Association (PCMCIA), MicroChannel Architecture (MCA), Industry Standard Interface (ISA), Extended Industry Standard Interface (EISA), Small Computer Systems Interface-2 (SCSI-2), and Versa Module Eurocard (VME) standards.

     Design Reuse

     DesignWare. DesignWare provides libraries of flexible, ready-to-use digital components that are technology-independent, parameterizable and synthesizable. DesignWare libraries include commonly used functions ranging from simple modules, such as multipliers, to more complex functions. DesignWare libraries are tightly coupled to Synopsys' high-level design environment.

     DesignWare Developer(TM). DesignWare Developer helps customers develop their own DesignWare components from which they can build an inventory of design knowledge that can be leveraged across multiple development teams or in subsequent design cycles.

     Cell-Based Array (CBA) Architecture and Macrocell Libraries. Synopsys' CBA architecture offers semiconductor vendors the customization advantages of gate array architecture with the density and performance and power advantages of standard cell design. Macrocell libraries contain circuit elements used by the CBA Design System(TM) and Synopsys synthesis tools. Compilers for complex datapath and memory blocks based on CBA are also available.

     Memory and Datapath Compilers. Compilers are used to quickly generate optimized general purpose functions for an IC, and are parameterized to allow the designer to generate a function of optimal size, performance and power.

     CBA Design System. The CBA Design System provides several Silicon Architect-developed tools with integration of commercial EDA tools to facilitate design of complex ICs based on the CBA Architecture.

  CUSTOMER SERVICE AND SUPPORT

     Synopsys devotes substantial resources to providing customers with technical support, customer education, and consulting services. Synopsys believes that a high level of customer service and support is critical to the adoption and successful utilization of its high-level design automation methodology.

     As a result of the continued growth of Synopsys' installed base, as well as customer requests for education, support and consulting services, Synopsys' service revenue has increased as a percentage of total revenue, representing 31%, 32%, 34% and 35% of total revenue in fiscal 1994, 1995, 1996 and the first quarter of fiscal 1997, respectively.

     Technical Support

     Technical support is provided through both field- and corporate-based technical application engineering groups. Synopsys provides customers with software updates and a formal problem identification and resolution process through the Synopsys Technical Support Center. Synopsys' central entry point of all customer inquiries is SOLV-IT!(R), a direct-access service available worldwide, 24 hours per day, through electronic mail and the World Wide Web that lets customers quickly seek answers to design questions or more insight into design problems. SOLV-IT! combines Synopsys' complete design knowledge database with sophisticated information retrieval technology. Updated daily, it includes documentation, design tips, and answers to user questions.

     Customer Education Services

     Synopsys offers a number of workshops focused on high-level design, simulation, behavioral synthesis, logic synthesis, and test. Regularly scheduled workshops are offered in Mountain View, California; Austin, Texas; Burlington, Massachusetts; Reading, England; Rungis, France; Munich, Germany; Tokyo and Osaka, Japan; and Seoul, Korea. On-site workshops are available on a worldwide basis at customers' facilities. To date, over 15,000 design engineers have been trained in the use of Synopsys' products through participation in Synopsys workshops.

     Consulting

     Synopsys provides consulting services through its Professional Services Group, which offers customized high-level design support for IC and systems designs. Synopsys consultants are experienced designers who provide customers with in-depth technical expertise in the use of Synopsys' HLDA methodology and tools. Synopsys offers both methodology and project consulting. Methodology consulting is aimed at increasing customer productivity, promoting the adoption of Synopsys' HLDA methodology and solving immediate needs of customers' design teams. Project consulting involves Synopsys experts working with customer design teams from design implementation through simulation, synthesis and tapeout.

  PRODUCT WARRANTIES

     Synopsys generally warrants its products to be free from defects in media and to substantially conform to material specifications for a period of 90 days. Synopsys has not experienced significant returns to date.

  SUPPORT FOR INDUSTRY STANDARDS

     Synopsys actively supports standards that it believes will help its customers increase productivity and solve design problems, including support for key standards that promote system-on-chip design and allow tool interoperability. Synopsys' products support the two most commonly used hardware description languages, VHDL and Verilog HDL. The Company's de facto standard register-transfer-level subsets of the VHDL and Verilog languages were donated to the EDA Industry Council for its project to create a formal standard RTL subset. Netlist and schematic input/output are supported through the Electronic Data Interchange Format. The products support simulation modeling with the VHDL Initiative Towards ASIC Libraries (VITAL) standard. Ties to physical design tools are provided by Synopsys' support of Standard Delay Format and Physical Design Exchange Format. The latter was donated to the industry for standardization as part of a Delay Calculation System for deep submicron design. Synopsys contributes to this Delay Calculation System standardization effort which includes, in addition to PDEF, the Delay Calculation Language (DCL), donated by International Business Machines Corporation, and the Standard Parasitic Extended Format, donated by Cadence Design Systems, Inc. Synopsys donated its SWIFT modeling interface to the Open Modeling Forum for a common simulator interface from models written in various formats.

     Synopsys is on the Board of Directors of the standards groups Open Verilog International, VHDL International, Open Modeling Forum (OMF), and CAD Framework Initiative. As a member of SEMI/SEMATECH and the EDA Industry Council, Synopsys is participating in the EDA Industry Standards Roadmap and the active projects that are implementing the Roadmap. Synopsys is the prime contractor for SEMATECH's Chip Hierarchical Design System, which is predicated on open standards. Synopsys also contributes to the efforts of the Design Automation Standards Committee of the IEEE. Synopsys' software is chiefly written in C language and utilizes the Motif and X11 standards for graphical user interfaces. Synopsys' software runs principally under the UNIX operating system and is offered on the most widely used workstation platforms, including those from Sun Microsystems, Hewlett-Packard, IBM, Digital Equipment Corporation and Sony. Certain of Synopsys' software modeling products and FPGA Express run on the Windows '95 and Windows NT operating system and are available for IBM-compatible PCs.

  SALES, DISTRIBUTION AND BACKLOG

     Synopsys markets its products and services primarily through its direct sales and service force in over 30 offices in the United States and principal international markets. Synopsys employs highly skilled engineers and technically proficient sales persons capable of serving the sophisticated needs of the customers' engineering and management staffs.

     For fiscal 1994, 1995, 1996 and the first quarter of fiscal 1997, international sales represented 48%, 52%, 49% and 45%, respectively, of Synopsys' total revenue. Additional information relating to domestic and foreign operations is contained in Note 8 of Note to Consolidated Financial Statements.

     As of September 30, 1996, Synopsys' direct sales and service force consisted of 600 management, technical, and administrative employees. Synopsys has nineteen sales/support centers throughout the United States. Internationally, Synopsys has sales/support offices in Canada, Finland, France, Germany, Hong Kong, Israel, Italy, Japan, Korea, the People's Republic of China, Singapore, Sweden, Taiwan, and the United Kingdom, including regional headquarters offices in Germany, Japan and Singapore. On a limited basis, Synopsys also utilizes manufacturer's representatives and distributors. Synopsys has established such relationships in Australia, Brazil, Hong Kong, India, Korea, Malaysia and Singapore.


     Synopsys' backlog was approximately $171.9 million on February 1, 1997, as compared to $114.5 million on February 3, 1996. In fiscal years 1995 and 1996, Synopsys' backlog included orders for customer training and consulting services which were expected to be completed within one year, orders for systems and software products sold under long-term licenses with customer requested ship dates within twelve months, and time-based licenses, subscription services, maintenance and support which are expected to be recognized as revenue within fifteen months. Effective at the beginning of fiscal year 1997, Synopsys amended its order acceptance policy relative to systems and software products sold under long-term licenses, and currently includes in backlog only those orders with customer requested ship dates within three months rather than twelve months. This amendment to the order acceptance policy was implemented prospectively and the portion of backlog attributable to orders received prior to the change in policy have not been recalculated, except that in connection with the change in policy, Synopsys reviewed the backlog as of September 30, 1996 and removed from the February 1, 1997 backlog calculation certain items that it determined no longer met the criteria for accepted orders. Synopsys has not historically experienced significant cancellations of orders. Customers frequently reschedule or revise the requested ship dates of orders, however, which can have the effect of deferring recognition of revenue for these orders beyond the expected time period.

  RESEARCH AND DEVELOPMENT

     Synopsys believes that its future performance will depend in large part on its ability to maintain and enhance its current product lines, develop new products, maintain technological competitiveness, and meet an expanding range of customer requirements. In addition to product development teams, Synopsys maintains an advanced research group that is responsible for exploring new directions and applications of the core technologies, migrating new technologies into the existing product lines, and maintaining strong research relationships outside Synopsys both within industry and academia. Relationships are maintained with third-party software and hardware vendors to broaden the product lines without direct investment and with all major hardware vendors on whose platforms Synopsys' products operate.

     During fiscal 1994, 1995, 1996 and the first quarter of fiscal 1997, research and development expenses were $41.3 million, $58.7 million, $84.2 million and $24.9 million, respectively, excluding capitalized software development costs. Capitalized software development costs for these periods were $1.5 million, $1.0 million, $1.0 million and $250,000, respectively. Synopsys anticipates that it will continue to commit substantial resources to research and development in the future.

  MANUFACTURING

     Synopsys' manufacturing operations consist of assembling, testing, packaging and shipping its hardware and software products and documentation needed to fulfill each order. All manufacturing is currently performed in Synopsys' Mountain View, California and Beaverton, Oregon facilities. Outside vendors provide tape and CD-ROM duplication, printing of documentation and manufacturing of packaging materials. The manufacturing and test of hardware products is done by Synopsys employees, with some sub-assembly performed by outside vendors. Synopsys typically ships its software products, with either a permanent or temporary access key, within 10 days of acceptance of customer purchase orders and execution of software license agreements, unless the customer has requested otherwise. For its hardware products, Synopsys buys components in anticipation of orders and builds units to match orders, typically shipping within four to twelve weeks of order acceptance, unless the customer has requested otherwise.

  COMPETITION

     The EDA industry is highly competitive. The other principal companies in the EDA industry are Cadence Design Systems, Inc., Mentor Graphics Corp., Viewlogic Corporation, Avant! Corporation and Quickturn Design Systems Inc. There are many other companies in the EDA industry and frequent new entrants, including businesses targeted at Synopsys' product areas.

     Synopsys' products compete with similar products from other vendors and compete with other EDA products and services for a share of the EDA budgets of their customers. Synopsys believes that the principal competitive factors in the EDA industry are product performance, technology leadership, methodology support, technical support, support of industry standards, price, and reputation. Synopsys believes that it currently competes favorably with respect to these factors.

     To date, the majority of Synopsys' revenue has resulted from sales of synthesis and synthesis-related HLDA tools, and modeling products, both areas in which Synopsys is currently the leading provider. As Synopsys' business evolves, it expects to continue to face competition in the core product areas of synthesis and modeling and to face competition both in new product areas and from competing alternatives for its customers' EDA dollars (e.g., internal spending, services, out-sourcing of design or other tools). Although Synopsys has maintained its leadership in synthesis and modeling, a loss of market share or price/margin reduction resulting from increased competition could have a significant adverse effect on Synopsys.

     More generally, the EDA industry as a whole is experiencing rapid change. Technology advances and industry requirements are fueling a change in the nature of competition among EDA vendors. Advances in semiconductor technology are expected to create a need for tighter integration between logic design and physical design, and companies will increasingly compete over "design flows" involving a broad range of products and services rather than individual design tools.

     No single EDA company currently offers its customers industry leading products for a complete design flow. Presently, Synopsys does not offer physical design tools, a field which is currently dominated by Cadence and Avant!, and trails Cadence in its capacity to offer design services. In May 1996, Synopsys entered into a strategic relationship with Cooper & Chyan Technology, Inc. (CCT) involving the acquisition of 9.9% of CCT's stock and a link between Synopsys' existing synthesis products and its design planning products under development and CCT's routing technology. Cadence and CCT have announced their intention to merge. Synopsys has sold a portion of its holdings of CCT stock and is evaluating the effect of such a merger on its overall relationship with CCT.

     To counter competition, Synopsys will continue to enhance its product line and promote the adoption of new products and methodologies. However, there can be no assurance that Synopsys will be able to compete successfully against current and future competitors or that competitive pressure faced by Synopsys will not materially adversely affect its business, operating results and financial condition.

  PRODUCT SALES AND LICENSING AGREEMENTS

     Synopsys offers its hardware products for sale or lease. Synopsys typically licenses its software to customers under non-exclusive license agreements that transfer title to the media only and that restrict use of the software to internal purposes at specified sites. Synopsys currently licenses the majority of its software as a network license that allows a number of individual users to access the software on a defined network. License fees are dependent on the type of license, product mix and number of copies of each product required. On certain software products Synopsys will collect royalty payments in addition to license fees.

  PROPRIETARY RIGHTS

     Synopsys primarily relies upon a combination of copyright, patent, trademark and trade secret laws and license and nondisclosure agreements to establish and protect proprietary rights in its products. The source code for Synopsys' products is protected both as a trade secret and as an unpublished copyrighted work. However, it may be possible for third parties to develop similar technology independently, provided they have not violated any contractual agreements or intellectual property laws. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Because the EDA industry is characterized by rapid technological change, Synopsys believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance, coupled with the various forms of legal protection that are available for its technology, provide an effective means for Synopsys to establish and maintain a technology leadership position. Synopsys currently holds several U.S. and foreign patents on some of the technologies included in its products and will continue to pursue additional patents in the future.

     Although Synopsys believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties, and although to date Synopsys has received no communications from third parties alleging the infringement of the proprietary rights of such parties, there can be no assurance that infringement claims will not be asserted against Synopsys in the future or that any such claims will not require Synopsys to enter into royalty arrangements or result in costly and time-consuming litigation.

  EMPLOYEES

     As of September 30, 1996, Synopsys had a total of 1,716 employees, of whom 1,333 were based in the United States and 383 were based internationally. Of the total, 762 were engaged in marketing, sales and related customer support services, 548 were in research and development, 123 were in operations and 283 were in administration and finance. Synopsys' future financial results depend, in part, upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that Synopsys can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. None of Synopsys' employees is represented by a labor union. Synopsys has not experienced any work stoppages and considers its relations with its employees to be good.

PROPERTIES

     Synopsys' principal administrative, sales, marketing, research and development facilities are located in five adjacent buildings in Mountain View, California, which together provide approximately 415,000 square feet of available space. These buildings are leased through February 28, 2003.

     On January 2, 1996 Synopsys entered into a build-to-suit lease arrangement for two buildings in Sunnyvale, California, within one-half mile from its principal offices. The buildings will provide approximately 200,000 square feet of additional space, and are expected to be available for occupancy in mid-1997. The lease term is ten years from the date of occupancy.

     Synopsys leases approximately 53,000 square feet in Beaverton, Oregon for administrative, marketing, research and development and support activities. This facility is leased through December 31, 1998.

     Synopsys currently leases nineteen other domestic sales offices throughout the United States. Synopsys currently leases international sales and/or service offices in Canada, Finland, France, Germany, Hong Kong, Israel, Italy, Japan, Korea, the People's Republic of China, Singapore, Sweden, Taiwan, and the United Kingdom. Synopsys also leases a research and development facility in India.

     Synopsys believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

LEGAL PROCEEDINGS

     There are no material legal proceedings pending against Synopsys.

SELECTED UNAUDITED QUARTERLY FINANCIAL DATA(A)

                                                                                                                  THREE MONTHS
                                      YEAR ENDED SEPTEMBER 30, 1995           YEAR ENDED SEPTEMBER 30, 1996          ENDED
                                  -------------------------------------   --------------------------------------  DECEMBER 31,
                                    Q1        Q2        Q3        Q4        Q1         Q2        Q3        Q4         1996
                                  -------   -------   -------   -------   -------   --------   -------   -------  ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Product........................ $40,009   $43,707   $47,088   $50,069   $53,749   $ 56,980   $58,612   $63,342    $ 66,160
  Service........................  19,891    20,293    21,012    23,431    25,251     28,020    32,388    35,158      36,340
                                  -------   -------   -------   -------   -------    -------   -------   --------
        Total revenue............  59,900    64,000    68,100    73,500    79,000     85,000    91,000    98,500     102,500
                                  -------   -------   -------   -------   -------    -------   -------   --------
Cost of revenue:
  Product........................   3,190     5,190     3,364     3,826     3,593      3,930     4,302     4,685       5,811
  Service........................   3,408     3,081     3,994     4,556     4,741      5,263     6,240     6,139       6,391
                                  -------   -------   -------   -------   -------    -------   -------   --------
        Total cost of revenue....   6,598     8,271     7,358     8,382     8,334      9,193    10,542    10,824      12,202
                                  -------   -------   -------   -------   -------    -------   -------   --------
Gross margin.....................  53,302    55,729    60,742    65,118    70,666     75,807    80,458    87,676      90,298
                                  -------   -------   -------   -------   -------    -------   -------   --------
Operating expenses:
  Research and development.......  13,232    13,505    15,261    16,675    18,202     20,441    21,921    23,684      24,882
  Sales and marketing............  23,447    24,632    26,202    27,699    30,323     32,599    34,032    37,132      37,048
  General and administrative.....   4,923     5,492     5,779     6,044     6,341      6,467     7,005     7,860       7,968
  In-process research and
    development..................      --        --     9,200        --        --     39,700        --        --          --
                                  -------   -------   -------   -------   -------    -------   -------   --------
        Total operating
          expenses...............  41,602    43,629    56,442    50,418    54,866     99,207    62,958    68,676      69,898
                                  -------   -------   -------   -------   -------    -------   -------   --------
Operating income (loss)..........  11,700    12,100     4,300    14,700    15,800    (23,400)   17,500    19,000      20,400
Other income, net................     639     1,169     1,500     1,600     1,850      1,700     1,700     1,700       3,700
                                  -------   -------   -------   -------   -------    -------   -------   --------
Income (loss) before income
  taxes..........................  12,339    13,269     5,800    16,300    17,650    (21,700)   19,200    20,700      24,100
Income tax provision (benefit)...   4,533     4,951     2,088     5,836     6,000     (7,400)    6,528     7,022       7,950
                                  -------   -------   -------   -------   -------    -------   -------   --------
Net income (loss)................ $ 7,806   $ 8,318   $ 3,712   $10,464   $11,650   $(14,300)  $12,672   $13,678    $ 16,150
                                  =======   =======   =======   =======   =======    =======   =======   ========
Earnings (loss) per share(B)..... $  0.20   $  0.21   $  0.09   $  0.25   $  0.28   $  (0.36)  $  0.30   $  0.32    $   0.38
                                  =======   =======   =======   =======   =======    =======   =======   ========
Weighted average common shares
  and equivalents where
  dilutive(B)....................  39,554    40,050    40,760    41,299    41,632     39,494    42,556    42,530      42,993
                                  =======   =======   =======   =======   =======    =======   =======   ========

---------------
(A) See Note 3 of Notes to Consolidated Financial Statements regarding Synopsys' merger with Silicon Architects.

(B) Synopsys Common Stock is traded in the over-the-counter market on The Nasdaq National Market System under the symbol "SNPS." At January 31, 1997, there were approximately 271 owners of record of Synopsys Common Stock. Synopsys has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. Share and per share amounts have been restated for all periods presented to reflect the two-for-one stock split effective September 8, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  RESULTS OF OPERATIONS

     The following table sets forth operating results as a percentage of total revenue for fiscal 1994, 1995, and 1996 and the percentage change of such results compared to the prior year.

                                               PERCENTAGE OF TOTAL
                                                     REVENUE                     PERCENTAGE CHANGE
                                            --------------------------       -------------------------
                                            1994       1995       1996       1994-1995       1995-1996
                                            ----       ----       ----       ---------       ---------
Revenue:
  Product.............................       69%        68%        66%            33%           29%
  Service.............................       31         32         34             35             43
                                            ---        ---        ---
     Total revenue....................      100        100        100             33             33
                                            ---        ---        ---
Cost of revenue:
  Product.............................        7          6          5              8              6
  Service.............................        7          6          6             12             49
                                            ---        ---        ---
     Total cost of revenue............       14         12         11             10             27
                                            ---        ---        ---
Gross margin..........................       86         88         89             37             34
Operating expenses:
  Research and development............       21         22         24             42             44
  Sales and marketing.................       39         38         38             30             31
  General and administrative..........        8          8          8             30             24
  Merger-related costs................        4         --         --           (100)            --
  In-process research and
     development......................        3          4         11             56            332
                                            ---        ---        ---
     Total operating expenses.........       75         72         81             28             49
                                            ---        ---        ---
Operating income......................       11         16          8             98            (32)
Other income, net.....................        1          2          2            139             42
                                            ---        ---        ---
Income before income taxes............       12         18         10            102            (25)
Income tax provision..................        5          7          3             84            (30)
                                            ---        ---        ---
Net income............................        7%        11%         7%           113%           (22)%
                                            ===        ===        ===

     Except for the historical information presented, the following discussion contains forward-looking statements that involve risks and uncertainties. Synopsys' actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors -- Risks Relating to the Merger" and "-- Risks Relating to Synopsys".

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

     Corporate agreements, relationships, and acquisitions of complementary businesses are part of Synopsys' overall business strategy. Technical relationships and acquisitions accommodate Synopsys' focused strategic requirements by filling gaps in existing products or technologies and providing Synopsys with an avenue into new lines of business. Synopsys will continue to evaluate potential alliances which could result in additional business combinations and corporate relationships in the future. There can be no assurance that Synopsys will be successful in these efforts.

  CORPORATE AGREEMENTS AND RELATIONSHIPS

     On February 1, 1996, Synopsys and IBM entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the "Agreement"). Pursuant to the Agreement, Synopsys acquired certain in-process research and development technology and a non-exclusive license to sublicense and to use certain existing IBM EDA technology and the underlying intellectual property, and licensed certain of its EDA-related intellectual property to IBM. In addition, Synopsys and IBM are jointly developing new EDA products in the areas of synthesis, test methodology, design planning, and static timing sign-off. Synopsys will have sole ownership of synthesis products and the exclusive right to market test, design planning, and static timing products (subject to certain rights of IBM upon termination of the Agreement). In accordance with the Agreement, Synopsys paid IBM $11.0 million in cash and issued $30.0 million in notes, which bear interest at three percent, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28.5 million, using a discount rate commensurate with the risks involved. Synopsys will also pay royalties on revenues from the sale of new products developed pursuant to the Agreement. As a result of the transaction, Synopsys incurred an in-process research and development charge of $39.7 million in the second quarter of fiscal 1996.

     On May 7, 1996, Synopsys and Cooper and Chyan Technology, Inc. (CCT), a developer of routing technology for printed circuit boards and integrated circuits, entered into a strategic relationship. As part of this strategic relationship, Synopsys purchased 1.2 million shares, approximately 9.9 percent of the outstanding shares of CCT, for $14.50 per share. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment has been classified as "available for sale," and an unrealized gain of $8.3 million, net of taxes, was recorded as a separate component of stockholders' equity during fiscal year 1996. CCT and Cadence Design Systems, Inc. recently announced that they had reached an agreement to merge. Synopsys has sold a portion of its holdings of CCT stock and is evaluating the effect of such a merger on its overall relationship with CCT.

  MERGERS AND ACQUISITIONS

     On February 16, 1994, Synopsys issued approximately 5.2 million shares of its common stock in exchange for all the outstanding shares of capital stock, vested stock options, and warrants of Logic Modeling Corporation (LMC), a developer of simulation models and modeling technologies for the verification of electronic designs. The merger was accounted for as a pooling of interests and, accordingly, Synopsys' consolidated financial statements have been restated for all periods.

     On May 31, 1994, Synopsys acquired all the outstanding stock of Cadis GmbH (Cadis) for approximately $3.6 million in cash and notes. Cadis was a software developer specializing in digital signal processing design. On September 30, 1994, Synopsys acquired all the outstanding stock of Arcad SA (Arcad) for approximately $1.5 million in cash and notes. Arcad was a software developer of VHDL models specializing in telecommunications standards. These acquisitions were accounted for by the purchase method of accounting, and the results of operations of Cadis and Arcad are included in Synopsys' consolidated results of operations since the dates of the acquisitions. The purchase price, acquisition costs, and net liabilities assumed total $7.3 million, of which $5.9 million was allocated to in-process research and development expense.

     On May 10, 1995, Synopsys issued approximately 1.4 million shares of its common stock in exchange for all the outstanding shares of capital stock and warrants of Silicon Architects, a developer of design technology for complex application specific integrated circuits (ASICs) and application specific standard products (ASSPs). Additionally, options to acquire shares of Silicon Architects' common stock were exchanged for options to acquire approximately 148,000 shares of Synopsys' common stock. The merger was accounted for as a pooling of interests and, accordingly, Synopsys' consolidated financial statements have been restated for all periods.

     On June 28, 1995, Synopsys acquired all the outstanding securities of ARKOS Design, Inc. (ARKOS) for approximately $9.3 million in cash and notes. The notes had a balance of $3.1 million at September 30, 1996, mature at various dates through 2005, contain certain provisions that could accelerate maturity, and are included in current liabilities. Synopsys recently introduced a product based on ARKOS technology that supports high-speed validation of ICs. The acquisition was accounted for by the purchase method of accounting, and the results of operations of ARKOS are included in Synopsys' consolidated results since the date of the acquisition. The purchase price, acquisition costs, and net liabilities assumed total $9.7 million, of which $9.2 million was allocated to in-process research and development expense.

  YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
     Revenue

     Synopsys' revenue increased by 33% from $199.2 million in fiscal 1994 to $265.5 million in fiscal 1995 and by 33% from fiscal 1995 to $353.5 million in fiscal 1996. The percentage of Synopsys' total revenue attributable to software and systems products decreased from 69% in fiscal 1994 to 68% in fiscal 1995 and to 66% in fiscal 1996, primarily due to an increase in Synopsys' base of installed software and the associated increase in maintenance and support, customer training, and consulting revenue. To date, price increases have not been a material factor in Synopsys' revenue growth.

     Product revenue increased by 33% from $136.5 million in fiscal 1994 to $180.9 million in fiscal 1995 and by 29% from fiscal 1995 to $232.7 million in fiscal 1996. These increases were primarily due to increased worldwide licensing and sales of Synopsys' software and systems products.

     Service revenue increased by 35% from $62.7 million in fiscal 1994 to $84.6 million in fiscal 1995 and by 43% from fiscal 1995 to $120.8 million in fiscal 1996. These increases were primarily attributable to continued growth of the installed customer base and the renewal of maintenance and support contracts.

     Revenue from international operations was $94.5 million, $138.0 million, and $173.2 million or 48%, 52%, and 49% of total revenue in fiscal 1994, 1995, and 1996, respectively. The 1996 decrease in international revenue as a percentage of total revenue was primarily due to decreased revenue in Japan as a percentage of total revenue, which was attributable to a decline in the value of the yen versus the dollar.

     Revenue consists of fees for licenses and subscriptions of Synopsys' software products, sales of systems products, maintenance and support, customer training, and consulting. License revenue is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. When Synopsys receives advance payment for software products, such payments are recorded as advances and recognized as revenue when products are actually shipped. Synopsys has fulfilled certain orders by shipping the product and providing a temporary access key for software usage. Revenue is deferred until Synopsys provides a production key and collectability is reasonably assured. Revenue from systems products is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. Revenue from subscriptions is deferred and recognized ratably over the term that subscription services are provided, generally twelve months. Maintenance and support revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training and consulting is recognized as the service is performed.

     Cost of Revenue

     Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of Synopsys' systems products. The cost of internally developed capitalized software is amortized based on the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Cost of product revenue was 7%, 6%, and 5% of total revenue in fiscal 1994, 1995, and 1996, respectively. Cost of service revenue includes personnel and the related costs associated with providing such service. Although service revenue increased as a percentage of total revenue in each fiscal year presented, cost of service revenue as a percentage of total revenue was 7% of total revenue in fiscal 1994 and declined to 6% of total revenue in fiscal 1995 and 1996. Cost of product revenue and cost of service revenue as a percentage of total revenue both decreased because personnel and related costs increased at a slower rate than revenue.

     Research and Development

     Synopsys believes that significant investment for product research and development is essential to product and technical leadership. Research and development expenses increased by 42% from $41.3 million in fiscal 1994 to $58.7 million in fiscal 1995 and by 44% from fiscal 1995 to $84.2 million in fiscal 1996, net of capitalized software development costs. These increases were primarily attributable to increases in personnel and personnel-related costs associated with the development of new products and enhancement of existing products. In addition, during fiscal 1996, Synopsys incurred hardware prototype expenses associated with the development of the ARKOS emulation product. Research and development expenses represented 21%, 22%, and 24% of total revenue in fiscal 1994, 1995, and 1996, respectively, representing Synopsys' ongoing commitment to invest substantial resources in research and development. Synopsys expects continued growth in research and development expenses, provided that Synopsys is able to continue to hire a sufficient number of qualified personnel. Synopsys expects that for fiscal 1997, research and development expenses as a percentage of total revenue will remain approximately at the fiscal 1996 level.

     Synopsys capitalizes software development costs after technological feasibility of the product has been established in accordance with SFAS No. 86. Synopsys capitalized software development costs of $1.5 million in fiscal 1994 and $1.0 million in fiscal years 1995 and 1996, which represented approximately 4%, 2%, and 1 % of total research and development expenses, in fiscal 1994, 1995, and 1996, respectively. See Note 1 of Notes to Consolidated Financial Statements.

     Sales and Marketing

     Sales and marketing expenses increased by 30% from $78.2 million in fiscal 1994 to $102.0 million in fiscal 1995 and by 31% from fiscal 1995 to $134.1 million in fiscal 1996. Sales and marketing expenses represented 39% of total revenue in 1994 and 38% of total revenue in both fiscal years 1995 and 1996. Total expenses increased in each fiscal year due to the expansion of Synopsys' worldwide sales and marketing organizations, higher incentive compensation associated with increased revenue, and participation in domestic and international conferences and trade shows. Synopsys expects that for fiscal 1997, sales and marketing expenses as a percentage of total revenue will be at or slightly lower than the fiscal 1996 level.

     General and Administrative

     General and administrative expenses increased by 30% from $17.0 million in fiscal 1994 to $22.2 million in fiscal 1995 and by 24% from fiscal 1995 to $27.7 million in fiscal 1996. General and administrative expenses represented 8% of total revenue in each of the three years presented. Expenses increased primarily due to an increase in personnel and the investment associated with the implementation of an enterprise-wide database and management information system, based principally on software from SAP AG. Synopsys expects that for fiscal 1997, general and administrative expenses as a percentage of total revenue will be at or slightly lower than the fiscal 1996 level.

     Merger-Related Costs

     In fiscal 1994, in connection with the LMC merger, Synopsys recorded related costs of approximately $7.4 million, primarily for transaction costs and elimination of duplicate facilities and equipment. These estimated costs were reduced by $900,000 in fiscal 1995.

     In fiscal 1995, in connection with the Silicon Architects merger, Synopsys recorded related costs of approximately $900,000. These nonrecurring costs primarily consisted of contract cancellation charges, transaction fees, and the elimination of duplicate facilities and equipment.

     Other Income

     Other income consists of interest income, interest expense, and miscellaneous income and expense items. Other income was $2.1 million, $4.9 million, and $7.0 million in fiscal 1994, 1995, and 1996, respectively. Other income increased in each fiscal year primarily as a result of earnings on higher cash and short-term investment balances. In fiscal 1996, interest expense increased due primarily to the notes associated with the IBM Agreement.

     Income Tax Provision

     The provision for income taxes was $9.4 million, $17.4 million, and $12.2 million in fiscal 1994, 1995, and 1996, respectively. The provision for income taxes as a percentage of pretax income was 40%, 36%, and 34% in fiscal 1994, 1995, and 1996, respectively. The tax rate in fiscal 1994 was higher than the rates in fiscal 1995 and 1996 primarily due to items related to mergers and acquisitions.

     Net Income

     Synopsys reported net income of $14.2 million, $30.3 million, and $23.7 million, or 7%, 11%, and 7% of total revenue in fiscal 1994, 1995, and 1996, respectively.

     Liquidity and Capital Resources

     As of September 30, 1996, Synopsys had $236.6 million of cash and short-term investments available to finance future growth. In fiscal 1996, cash and short-term investments increased by $26.6 million primarily attributable to cash flows from operations of $88.3 million, and proceeds from the sale of common stock of $28.0 million. These positive cash flows were partially off-set by capital expenditures of $39.2 million, the investment in Cooper and Chyan Technology of $17.5 million, cash paid in relation to the IBM Agreement of $11.5 million, and the repurchase of common stock of $14.8 million.

     In May 1996, Synopsys announced that its Board of Directors had authorized the repurchase of up to 2.0 million shares of its outstanding common stock in the open market over the next 24 months. During fiscal 1996, Synopsys purchased 361,494 shares at an average price of approximately $41.00 per share. The repurchased shares are available for use under Synopsys' employee stock plans and for other corporate purposes. All shares repurchased during fiscal 1996 were reissued by the end of the year.

     Synopsys also had available three foreign exchange lines of credit totaling $169.0 million to facilitate foreign currency transactions. Synopsys enters into forward exchange contracts to hedge foreign currency denominated intercompany balances. Gains and losses on contracts to hedge foreign currency commitments are recognized during the periods in which the related instruments are outstanding. At September 30, 1996, Synopsys had outstanding forward contracts in yen and European currencies totaling approximately $4.1 million. The forward exchange contracts are valued at prevailing market rates.

     Synopsys believes that its current cash balances, anticipated cash flows from operations and the existing credit facilities will be sufficient to fund Synopsys' cash needs for at least the next twelve months.

  THREE MONTHS ENDED DECEMBER 31, 1995 AND 1996

     Revenue

     Revenue increased 30% from $79.0 million in the first quarter of fiscal 1996 to $102.5 million in the first quarter of fiscal 1997. This increase in revenue was primarily attributable to increased worldwide licensing and sales of Synopsys' software and systems products. Product revenue as a percentage of total revenue decreased from 68% in the first quarter of fiscal 1996 to 65% in the first quarter of fiscal 1997. This decrease was due in part to an increase in service revenue from training and consulting services during the first quarter of fiscal 1997. In addition, Synopsys recognized revenue of $4.0 million during the first quarter of fiscal 1997 related to an amended license agreement which eliminated a further support obligation.

     International revenue as a percentage of total revenue decreased from 46% in the first quarter of fiscal 1996 to 45% in the first quarter of fiscal 1997, due to decreased revenue in Europe and the Pacific Rim as a percent of total revenue.

     Cost of Revenue

     Cost of revenue as a percentage of total revenue increased from 11% in the first quarter of fiscal 1996 to 12% in the first quarter of fiscal 1997. Cost of revenue includes personnel and related costs, production costs, product packaging, documentation, amortization of capitalized software development and purchased software costs, and costs of Synopsys' system products.

     Research and Development

     Research and development expenses as a percentage of total revenue increased from 23% in the first quarter of fiscal 1996 to 24% in the first quarter of fiscal 1997, and increased in absolute dollars from $18.2 million to $24.9 million. Increased research and development expenses were primarily attributable to increases in personnel and personnel-related costs associated with the development of new products and enhancement of existing products.

     Sales and Marketing

     Sales and marketing expenses as a percentage of total revenue decreased from 38% in the first quarter of fiscal 1996 to 36% in the first quarter of fiscal 1997, but increased in absolute dollars from $30.3 million to $37.0 million. Total sales and marketing expenses increased as a result of continued expansion of Synopsys' worldwide sales and marketing organizations and higher incentive compensation associated with increased revenue.

     General and Administrative

     General and administrative expenses as a percentage of total revenue remained constant at 8% in the first quarter of fiscal 1996 and in the first quarter of fiscal 1997, but increased in absolute dollars from $6.3 million to $8.0 million. The increase in total expenses was due principally to increases in personnel and facilities costs.

     Income Tax Provision

     The provision for income taxes, as a percentage of income decreased from 34% in the first quarter of fiscal 1996 to 33% in the first quarter of fiscal 1997. The decrease in Synopsys' tax rate was primarily due to the reinstatement of the U.S. federal research tax credit.

     Net Income

     Net income increased from $11.7 million in the first quarter of fiscal 1996 to $16.2 million in the first quarter of 1997. As a percentage of total revenue, net income increased from 15% in the first quarter of fiscal 1996 to 16% in the first quarter of fiscal 1997.

     Synopsys' book-to-bill ratio for the first quarter of fiscal 1997 was slightly lower than one-to-one. The book-to-bill ratio measures the ratio of accepted orders to revenue.

     Liquidity and Capital Resources

     For the first three months of fiscal 1997, cash and short-term investments decreased $5.0 million to $231.5 million. The decrease in cash and short-term investments is due primarily to payments of payables and accruals, capital expenditures and the repurchase of common stock, partially offset by cash generated from operations and proceeds from the sale of common stock.

     Synopsys believes that the existing cash and short-term investments balance of $231.5 million and anticipated cash flow from operations will be sufficient to meet its currently anticipated liquidity and capital expenditure requirements for at least the next twelve months.

MANAGEMENT

     The executive officers and directors of Synopsys and their ages, as of January 31, 1997, are as follows:

              NAME                 AGE                      POSITION
---------------------------------  ---   ----------------------------------------------
Harvey C. Jones, Jr. ............  43    Chairman of the Board of Directors
Aart J. de Geus..................  42    President, Chief Executive Officer, Acting
                                         Chief Financial Officer* and Director
Chi-Foon Chan....................  47    Executive Vice President, Office of the
                                         President, Senior Vice President, Design Tools
                                         Group and Design Reuse Group
William W. Lattin................  56    Executive Vice President and Director
David C. Bullis..................  44    Senior Vice President, Verification Systems
                                         Group
Sally A. DeStefano...............  49    Senior Vice President, Human Resources and
                                         Facilities
Alain J. Labat...................  41    Senior Vice President, Worldwide Field
                                         Operations
Paul Lippe.......................  38    Senior Vice President, Business Development &
                                         Legal, Secretary
Deborah A. Coleman...............  43    Director
A. Richard Newton................  45    Director
Steven C. Walske.................  44    Director

---------------

* Dr. de Geus serves as Acting Chief Financial Officer as a result of Brooke Seawell's resignation as Senior Vice President, Finance and Operations, and Chief Financial Officer effective as of January 20, 1997. Mr. Seawell has agreed to continue to provide services to Synopsys on a part-time basis until April 30, 1997.

     Harvey C. Jones, Jr. joined Synopsys in December 1987 and has been serving as Chairman of the Board since December 1992. He was first elected as a Director in 1988. He served as Chief Executive Officer from December 1987 until January 1994. Prior to joining Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a CAE company he co-founded in 1981. From 1974 to 1981, Mr. Jones was employed by Calma Company, a CAD company, where his last position was Vice President, Business Development. Mr. Jones holds a B.S. in mathematics and computer sciences from Georgetown University, and an M.S. in management from the Massachusetts Institute of Technology. Mr. Jones is a director of Remedy Corporation, a developer of client/server software.

     Dr. Aart J. de Geus co-founded Synopsys in December 1986 and currently serves as President, Chief Executive Officer and Acting Chief Financial Officer. He has served as a Director since 1986. He served as President from December 1992 until January 1994. Prior to December 1992, Dr. de Geus served as Chairman of the Board and Senior Vice President, Marketing of Synopsys. Prior to his appointment as Senior Vice President, Marketing, Dr. de Geus served as Synopsys' Senior Vice President, Engineering. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland, and a Ph.D. in electrical engineering from Southern Methodist University.

     Dr. Chi-Foon Chan joined Synopsys in May 1990 and currently serves as Executive Vice President, Office of the President. He also serves as Senior Vice President, Design Tools Group (since February 1994) and Design Reuse Group (since October 1996). Prior to February 1994, Dr. Chan served as Vice President, Engineering and General Manager, DesignWare Operations, and prior to October 1993, he served as Vice President, Application Engineering and Services. From March 1987 to May 1990, Dr. Chan was employed by NEC Electronics, a diversified electronics company, where his last position was General Manager of the Microprocessor Division. Dr. Chan holds an M.S. and a Ph.D. in computer engineering from Case Western Reserve University.

     Dr. William W. Lattin is an Executive Vice President of Synopsys and has been a Director of Synopsys since July 28, 1995. Dr. Lattin joined Synopsys in February 1994 in connection with Synopsys' merger with

Logic Modeling Corporation ("LMC"). From October 1994 to July 1995 he served as Synopsys' Senior Vice President, Corporate Marketing, and from February 1994 until October 1994 Dr. Lattin served as Senior Vice President, Logic Modeling Group. From December 1992 to February 1994, Dr. Lattin served as President, Chief Executive Officer and Director of LMC, and from May 1992 to December 1992 he served as Chairman of the Board and Chief Executive Officer of LMC. From 1986 to May 1992, Dr. Lattin served as Chairman of the Board of Directors, President and Chief Executive Officer of Logic Automation Incorporated, a predecessor of LMC. Dr. Lattin holds a B.S.E.E. and an M.S.E.E. from the University of California at Berkeley, and a Ph.D. in Electrical Engineering from Arizona State. Dr. Lattin is also a Director of RadiSys Corporation, a supplier of embedded computers as well as a Trustee of The Oregon Graduate Institute.

     David C. Bullis joined Synopsys in February 1994 in conjunction with the merger of Synopsys and LMC, and currently serves as Senior Vice President, Verification Systems Group. Prior to October 1994, Mr. Bullis served as Vice President, SmartModel Division. From May 1993 to February 1994, Mr. Bullis served as Vice President and General Manager, SmartModel Division of LMC and from May 1992 to May 1993, he served as Vice President, Sales of LMC. From 1991 to May 1992, Mr. Bullis served as Vice President, Sales of Logic Automation Incorporated. From 1984 to 1991, Mr. Bullis was employed by Summation Inc., a manufacturer of systems for board testing, most recently as Chief Executive Officer. Mr. Bullis holds a B.S.E.E. from Iowa State University and an M.S.E.E. from Colorado State University.


     Sally A. DeStefano joined Synopsys in June 1995 and currently serves as Senior Vice President, Human Resources and Facilities. From June 1989 until June 1995, Ms. DeStefano was Vice President of Human Resources of Sybase, Inc., a vendor of client/server software and services for building enterprise-wide information systems. From April 1986 to May 1989, Ms. DeStefano served as Director, then Vice President of Human Resources for Ungermann-Bass, a manufacturer of computer network software and equipment. Prior to 1986, she spent two years at VLSI Technology, Inc., a semiconductor manufacturer, as human resources manager. Ms. DeStefano holds a B.A. in Education from the University of Florida.


     Alain J. Labat joined Synopsys in December 1990 and currently serves as Senior Vice President, Worldwide Field Operations. Prior to February 1994, Mr. Labat served as Vice President, International Operations. From 1986 to 1990, Mr. Labat was employed by Valid Logic Systems, Inc., a CAE company, serving in a variety of positions, most recently as Vice President of International Operations. Mr. Labat holds a Master's degree in International Management from the American Graduate School of International Management, Glendale, Arizona, and an M.B.A. from INSEEC, Bordeaux, France.

     Paul Lippe joined Synopsys in October 1992 and currently serves as Senior Vice President, Business Development & Legal, and as Secretary. Mr. Lippe was previously employed by Solbourne Computer as Vice President, Corporate Development, General Counsel and Secretary and served as Chairman of the Colorado Air Quality Control Commission. Mr. Lippe holds a B.A. from Yale College and a J.D. from Harvard Law School.

     Deborah A. Coleman has been a Director of Synopsys since November 1, 1995. Ms. Coleman has been Chairman and Chief Executive Officer of Merix Corporation, a manufacturer of printed circuit boards, since May 1994, when it was spun off from Tektronix, Inc. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operations. Prior to joining Tektronix in November 1992, Ms. Coleman was with Apple Computer, Inc. for eleven years, where she held several executive positions, including Chief Financial Officer, Chief Information Officer and Vice President of Operations. She is a director of Octel Communications, a manufacturer of voice messaging systems.

     Dr. A. Richard Newton has been a Director of Synopsys since January 5, 1995. Previously, Dr. Newton was a Director of Synopsys from January 1987 to June 1991. Dr. Newton has been a Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1979. Since 1988, Dr. Newton has acted as a Venture Partner with the Mayfield Fund, a venture capital partnership, and has contributed to the evaluation and development of over a dozen new companies. From November 1994 to July 1995 he was acting President and Chief Executive Officer of Silicon Light Machines, a private company which is developing display systems based on the application of micromachined silicon light-valves.

     Steven C. Walske has been a Director of Synopsys since December 1991. Mr. Walske has been Chairman and Chief Executive Officer and a director of Parametric Technology Corporation ("Parametric"), a supplier of software products for mechanical computer-aided engineering, since August 1994. From December 1986 to July 1994 Mr. Walske was President and Chief Executive Officer of Parametric. Mr. Walske is also a director of Videoserver, Inc., a supplier of network conference servers, Cascade Communications Corp., which makes broadband data communications equipment, and Object Design Inc., which makes object data management software.

     There are no family relationships among any executive officers or directors of Synopsys.

EXECUTIVE COMPENSATION AND OTHER MATTERS

  EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by Synopsys' Chief Executive Officer and each of the other four most highly compensated executive officers who will serve as executive officers of Synopsys after the Merger and whose compensation for fiscal year 1996 exceeded $100,000 (the "Named Executive Officers"), for services rendered in all capacities to Synopsys during the last three fiscal years.

                           SUMMARY COMPENSATION TABLE


                                                                        LONG-TERM
                                                                        COMPENSATION
                                                                        SECURITIES
                                  ANNUAL COMPENSATION    OTHER ANNUAL     AWARDS      ALL OTHER
                                  --------------------   COMPENSATION   UNDERLYING   COMPENSATION
    NAME AND POSITION      YEAR   SALARY($)   BONUS($)      (1)($)      OPTIONS($)      (2)($)
-------------------------  ----   ---------   --------   ------------   ----------   ------------
Aart J. de Geus..........  1996    260,000    240,000            --       120,000        2,517
  President and Chief      1995    230,000    190,277            --            --        1,488
  Executive Officer        1994    229,423     81,075            --       120,000           --
Alain J. Labat...........  1996    165,000    183,618        97,196        25,000        2,700
  Sr. Vice President,      1995    155,000     72,050       260,130        30,000        1,603
  Worldwide Field          1994    149,808     92,702        74,660        40,000           --
  Operations
Chi-Foon Chan............  1996    224,138    153,930            --        35,000        3,122
  Executive Vice
     President;            1995    200,000    146,199            --        24,000        2,082
  Sr. Vice President,      1994    174,521     61,863            --        40,000           --
  Design Tools Group and
  Design Reuse Group(3)
David C. Bullis..........  1996    187,000    127,134            --        25,000        2,719
  Sr. Vice President,      1995    175,000    105,402            --        40,000        1,678
  Verification Systems     1994    149,792     80,807            --        18,928           --
  Group
Sally A. DeStefano.......  1996    192,043    111,621            --        20,000        2,457
  Sr. Vice President,      1995     58,462    157,911            --        40,000          294
  Human Resources          1994         --         --            --            --           --
  and Facilities


---------------
(1) "Other Annual Compensation" includes the following: (i) commissions of $97,196, $252,930, and $67,460 earned by Mr. Labat for fiscal years 1996, 1995 and 1994, respectively; (ii) car allowances of $7,200 for Mr. Labat for fiscal years 1995 and 1994.

(2) Amounts in this column reflect premiums paid for group term life insurance and Synopsys 401(k) contributions.

(3) Dr. Chan was appointed Sr. Vice President of the Design Reuse Group effective October 1, 1996.

  OPTION GRANTS

     The following table sets forth further information regarding individual grants of options for Synopsys' Common Stock during fiscal year 1996 for each of the Named Executive Officers. All grants for each of the

Named Executive Officers were made pursuant to Synopsys' 1992 Stock Option Plan (the "1992 Plan"). In accordance with the rules of the Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 0%, 5%, and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of Synopsys Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

     No stock appreciation rights were granted to such officers during the 1996 fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                      POTENTIAL REALIZABLE VALUE
                            NUMBER OF      PERCENT OF                                  AT ASSUMED ANNUAL RATES
                            SECURITIES   TOTAL OPTIONS                               OF STOCK PRICE APPRECIATION
                            UNDERLYING     GRANTED TO     EXERCISE OR                     FOR OPTION TERM($)
                             OPTIONS       EMPLOYEES      BASE PRICE    EXPIRATION   ----------------------------
           NAME             GRANTED(1)   FISCAL 1996(%)    ($/SHARE)       DATE      0%        5%         10%
--------------------------  ----------   --------------   -----------   ----------   ---   ----------  ----------
Aart J. de Geus...........    120,000         5.47           35.50        11/1/05      0    2,679,091   6,789,343
Alain J. Labat............     25,000         1.14           35.50        11/1/05      0      558,144   1,414,446
Chi-Foon Chan.............     35,000         1.60           35.50        11/1/05      0      781,402   1,980,225
David C. Bullis...........     25,000         1.14           35.50        11/1/05      0      558,144   1,414,446
Sally A. DeStefano........     20,000         0.91           35.50        11/1/05      0      446,515   1,131,557


---------------
(1) These options become exercisable ratably in a series of monthly installments over a four-year period from the grant date, assuming continued service to Synopsys, subject to acceleration under certain circumstances involving change in control of Synopsys. Each option has a maximum term of 10 years, subject to earlier termination upon the optionee's cessation of service.

  OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth, for each of the Named Executive Officers, each exercise of stock options during fiscal year 1996 and the year-end value of unexercised options.

     No stock appreciation rights were exercised during such fiscal year by the Named Executive Officers, and except for limited stock appreciation rights granted to certain executive officers prior to fiscal year 1996 which form part of the outstanding stock options held by those officers, no stock appreciation rights were outstanding at the end of that fiscal year.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES


                                                              NUMBER OF UNEXERCISED         VALUE OF IN-THE-MONEY
                              SHARES                           OPTIONS AT FY-END:         OPTIONS AT FY-END:($)(2)
                             ACQUIRED         VALUE        ---------------------------   ---------------------------
           NAME             ON EXERCISE   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  -----------   --------------   -----------   -------------   -----------   -------------
Aart J. de Geus...........     20,000          537,250        58,500        147,500        1,195,266     2,459,297
Alain J. Labat............      4,000          152,750        70,000         52,918        2,113,040       958,727
Chi-Foon Chan.............     17,500          669,281       123,790         53,710        4,330,165       933,129
David C. Bullis...........     28,206          556,478        11,458         53,006          197,418     1,015,014
Sally A. DeStefano........         --               --        16,666         43,334          246,087       611,413


---------------
(1) Market value at exercise less exercise price.

(2) Market value of underlying securities at year-end ($46.00) minus the exercise price.

  DIRECTORS' COMPENSATION

     Each non-employee Synopsys Board member is paid $3,000 ($2,500 prior to May 1, 1996) plus certain expenses for each Synopsys Board meeting attended. Synopsys Board members receive no compensation for attending meetings of Synopsys Board Committees.

     In addition, non-employee Synopsys Board members receive automatic option grants under the 1994 Non-Employee Directors Stock Option Plan (the "Directors Plan"). As of the date of this Joint Proxy Statement/Prospectus there were three non-employee Synopsys Board members eligible to participate in the Directors Plan. Under the Directors Plan each eligible non-employee Synopsys Board member will automatically be granted, at the time of his or her initial election or appointment to the Synopsys Board, a non-statutory option to purchase 20,000 shares of Synopsys Common Stock (unless such member was previously an employee of Synopsys). On the date of each annual stockholders meeting each individual re-elected as a non-employee Synopsys Board member at the annual meeting will automatically be granted a non-statutory option to purchase 5,000 shares of Common Stock. Synopsys' proxy statement relating to the 1997 Annual Meeting of Stockholders to be held on February 28, 1997 contains a proposal to amend the Directors Plan to increase the annual option grant to 8,000 shares.

     A total of 225,000 shares has been reserved for issuance under the Directors Plan. The exercise price per share of Synopsys Common Stock subject to each automatic option grant is equal to one hundred percent (100%) of the fair market value per share on the automatic grant date. The options have a maximum term of 10 years, measured from the grant date, subject to earlier termination upon cessation of service as a director.

     Options granted under the Directors Plan are immediately exercisable for shares, but any shares purchased are subject to repurchase by Synopsys at the exercise price until the recipient's right in such shares vests. The initial automatic grant for 20,000 shares made to each non-employee Synopsys Board member vests, and Synopsys' repurchase right relating thereto lapses, in a series of four successive equal installments on the date immediately prior to each of the first four annual meetings of stockholders following the grant date of that option, provided the optionee continues in Board service through each such vesting date. Each annual automatic grant vests in full, and Synopsys' repurchase right relating thereto lapses, on the date immediately prior to the fourth annual meeting of stockholders following the grant date of that option, provided the optionee continues in Synopsys Board service through such vesting date.

     Notwithstanding the preceding paragraph, options granted under the Directors Plan shall automatically vest upon the occurrence of certain corporate transactions, including certain mergers or changes in control of Synopsys or the sale of all or substantially all of Synopsys' assets. In the event of a hostile tender offer for securities possessing more than 50% of Synopsys' outstanding voting power, options granted under the Directors Plan and held for more than six months may be surrendered for a cash distribution equal to the excess of the tender offer price over the exercise price of the options.

     During fiscal year 1996, an automatic grant of options to purchase 20,000 shares of Synopsys Common Stock was made to Ms. Coleman on November 1, 1995, at an exercise price of $35.50 per share. Mr. Walske, Dr. Newton and Ms. Coleman each received automatic grants of options to purchase 5,000 shares of Synopsys Common Stock on March 1, 1996, at an exercise price of $33.75. In connection with the 1997 Annual Stockholders Meeting and subject to stockholder approval of a proposal to amend the Directors Plan to increase the annual option grant to 8,000 shares, Mr. Walske, Dr. Newton and Ms. Coleman each will receive automatic grants of options to purchase 8,000 shares of Synopsys Common Stock.

     During fiscal year 1996, Dr. Newton earned $17,000 for consulting services provided to Synopsys. Under Synopsys' agreement with Dr. Newton, at Synopsys' request, Dr. Newton provides advice as to industry and competitive developments and market conditions.

  EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT ARRANGEMENTS AND CHANGE OF CONTROL AGREEMENTS

     Under the 1992 Plan, in the event of certain changes in the ownership or control of Synopsys involving a "Corporate Transaction," which includes an acquisition of Synopsys by merger or asset sale, all outstanding options under the 1992 Plan will automatically become exercisable, unless the option is assumed by the successor corporation (or parent thereof) or replaced by a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof).

     In addition, in the event of a successful hostile tender offer for more than 50% of Synopsys' outstanding Common Stock or a change in the majority of the Synopsys Board as a result of one or more contested elections for Board membership, the Compensation Committee has the authority to provide for the acceleration of vesting of the shares of Common Stock subject to outstanding options under the 1992 Plan.

  COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee or the Plan Administrators Committee, which was consolidated into the Compensation Committee on November 1, 1996, was at any time during the 1996 fiscal year or at any other time an officer or employee of Synopsys. As described in "-- Directors' Compensation," Dr. Newton served as a consultant to Synopsys during fiscal year 1996.

     No executive officer of Synopsys serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as members of the Synopsys Board or the Compensation Committee or the Plan Administrators Committee.

  SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Synopsys' directors, officers and ten percent stockholders to file reports of ownership and changes in ownership with the Commission. Directors, officers and greater than ten percent stockholders are required by Commission regulations to furnish Synopsys with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of the Forms 3, 4 and 5 received by Synopsys and/or written representations from certain reporting persons that no Form 5s were required for such persons, Synopsys believes that each of its directors, officers and greater than ten percent beneficial owners during the fiscal year ended September 28, 1996 have complied with all filing requirements applicable to such person, except that in July 1996, Dr. Newton filed an amended Form 4 to reflect 78 shares he held in July 1995 but did not report on his Form 4 filed at that time.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of Synopsys' Common Stock as of January 31, 1997 by (i) each person known by Synopsys to own beneficially more than five percent of the outstanding shares of Synopsys Common Stock of 40,930,373 shares, (ii) each director of Synopsys, (iii) each of the Named Executive Officers and (iv) all directors and current executive officers as a group.


                                                                         SHARES OF COMMON STOCK
                                                                           BENEFICIALLY OWNED
                                                                        ------------------------
                                                                                      PERCENTAGE
     DIRECTORS, EXECUTIVE OFFICERS AND FIVE PERCENT STOCKHOLDERS         NUMBER       OWNERSHIP
----------------------------------------------------------------------  ---------     ----------
Putnam Investment Management
  Boston, MA 02109-2137...............................................  3,864,616(1)     9.44%
T. Rowe Price Associates, Inc.
  Baltimore, MD 21202-1008............................................  3,366,200(2)     8.22%
Warburg, Pincus Counsellors, Inc.
  New York, NY 10017-3147.............................................  3,291,174(3)     8.04%
J. & W. Seligman & Co., Inc.
  New York, NY 10017-5598.............................................  2,861,562(4)     6.99%
Aart J. de Geus.......................................................    421,847(5)     1.03%
William W. Lattin.....................................................    169,540(6)        *
Chi-Foon Chan.........................................................    148,575(7)        *
Harvey C. Jones Jr. ..................................................    109,818(8)        *
Alain J. Labat........................................................     79,001(9)        *
David C. Bullis.......................................................     41,249(10)       *
Sally A. DeStefano....................................................     14,586(11)       *
A. Richard Newton.....................................................     25,078(12)       *
Deborah A. Coleman....................................................     25,000(13)       *
Steven C. Walske......................................................     16,033(14)       *
All directors and executive officers as a group (12 persons)..........  1,117,649(15)    2.73%


---------------
  * Less than 1%

 (1) Based on information obtained from a Schedule 13G filed with the Commission on January 31, 1997.

 (2) Based on information obtained from publicly available filings with the Commission as of September 1996.

 (3) Based on information obtained from a Schedule 13G filed with the Commission on January 14, 1997.

 (4) Based on information obtained from publicly available filings with the Commission as of September 1996.

 (5) Includes options to purchase 96,163 shares of Common Stock exercisable by Dr. de Geus within 60 days of January 31, 1997. Excludes 11,000 shares held by Dr. de Geus' spouse and for which he disclaims beneficial ownership.

 (6) Includes options to purchase 76,042 shares of Common Stock exercisable by Dr. Lattin within 60 days of January 31, 1997.

 (7) Includes options to purchase 142,691 shares of Common Stock exercisable by Dr. Chan within 60 days of January 31, 1997.

 (8) Includes options to purchase 57,260 shares of Common Stock exercisable by Mr. Jones within 60 days of January 31, 1997.

 (9) Includes options to purchase 74,947 shares of Common Stock exercisable by Mr. Labat within 60 days of January 31, 1997.

(10) Includes options to purchase 24,451 shares of Common Stock exercisable by Mr. Bullis within 60 days of January 31, 1997.

(11) Includes options to purchase 14,166 shares of Common Stock exercisable by Ms. DeStefano within 60 days of January 31, 1997.

(12) Includes options to purchase 25,000 shares of Common Stock exercisable by Dr. Newton within 60 days of January 31, 1997.

(13) Includes options to purchase 25,000 shares of Common Stock exercisable by Ms. Coleman within 60 days of January 31, 1997.

(14) Includes options to purchase 15,833 shares of Common Stock exercisable by Mr. Walske within 60 days of January 31, 1997.

(15) Includes options to purchase 591,326 shares of Common Stock exercisable by directors and executive officers within 60 days of January 31, 1997. Excludes 11,000 shares held by Dr. de Geus' spouse, and for which he disclaims beneficial ownership.

                          EPIC DESIGN TECHNOLOGY, INC.

BUSINESS

  INTRODUCTION

     EPIC develops, markets and supports a family of simulation, analysis, extraction and physical verification software tools that help IC designers better manage the timing, power and reliability characteristics of IC designs. EPIC also develops, markets, and supports a set of technical services intended for the characterization of transistors and interconnects fabricated on silicon wafers. EPIC's tools and services can be used by designers at different stages of IC development to help identify flaws, enhance speed, reduce power consumption and detect the causes of reliability failure. EPIC believes that by using EPIC products, IC designers can reduce development time, lower the risk of design failure, avoid lengthy refabrication cycles and improve an IC's performance and value. EPIC's tools and services are particularly focused on meeting deep submicron and nanometer IC designers' requirements for (i) static and dynamic timing simulation, analysis, optimization and verification, (ii) power simulation, analysis, optimization and verification, (iii) physical layout extraction, analysis and verification and (iv) simulation, analysis and correction of potential causes of reliability failure in complex ICs.

     Certain statements in this Joint Proxy Statement/Prospectus are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth under "Risk Factors -- Risks Related to EPIC," in the second and fourth paragraphs under "-- Sales, Marketing and Customers," under "-- Product Development," "-- Competition," "-- Proprietary Technology," "-- Employees," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview," "-- Liquidity and Capital Resources,"
"-- Factors Affecting Future Operating Results" and elsewhere in this Joint Proxy Statement/Prospectus.

  INDUSTRY BACKGROUND

     There has been substantial growth in the need for sophisticated, portable electronic products such as cellular telephones, laptop computers, camcorders and pagers. Rapid growth in the Internet and multimedia arenas has also fueled growth in the electronic systems necessary to support them. These products have been enabled, in significant part, by improvements in silicon process technologies which have made possible the design and manufacture of increasingly complex, high performance and highly integrated ICs. In the 1970s, a typical IC consisted of a few thousand transistors implemented in five-micron technology. Today, designers are creating ICs consisting of millions of transistors implemented in less than 0.6 micron (deep submicron) technology, and the most advanced designers are creating ICs consisting of tens of millions of transistors implemented in less than 0.35 micron (nanometer) technology. The trends toward portability, multimedia and increased utilization of nanometer technology have placed increasing demands on IC designers to develop ICs that are low cost, low power, high speed and highly reliable. At the same time, competitive pressures are forcing designers to shorten development cycles in order to bring products to market more rapidly.

     Since the early 1970s, designers have used electronic design automation
(EDA) tools to assist in the IC development process. EDA vendors have provided designers with methods, tools and services to develop, simulate and verify ICs.

     The IC development cycle has five stages:

     - Architectural Design.  Exploration of design alternatives;

     - Functional Design.  Specification of the desired functionality of the IC;

     - Logic Implementation. Development of gate and transistor level descriptions that implement this functionality;

     - Layout and Verification. Geometric layout of the individual components that implement the logic design and verification of the correctness of the design; and

     - Production.  Fabrication of the IC.

     While EDA products have brought greater efficiency and productivity to the IC development process, advances in EDA software technology have not kept pace with advances in semiconductor process technology. For example, an IC can be described at different levels of detail or hierarchy, ranging from transistors, to gates (which are comprised of several transistors), to functional (i.e., behavioral) blocks (which can represent a large number of gates). Existing EDA tools are primarily focused on providing simulation and analysis capabilities at the gate or behavioral levels and generally do not extend these capabilities down to the transistor level. However, deep submicron and nanometer technologies each introduce new classes of problems in modeling speed, power and other physical circuit behavior along with new problems in managing the integration characteristics of an IC. These problems cannot be addressed as efficiently or effectively at the gate and behavioral levels.

     - Speed. Advanced technology enables an IC to operate at high speed, but also introduces new challenges in modeling its behavior. At deep submicron and nanometer levels, the physics of silicon leads to complicated electrical phenomena (e.g., short channel effect, mobility saturation and cross-coupling) that make transistor and interconnect behavior difficult to predict. These phenomena cause significant problems in accurately modeling the timing delays inherent in the interconnections between transistors (interconnect delay) and the non-digital behavior of individual transistors on an IC.

     - Power. Industry demands for portability, higher speed and increased levels of integration have placed greater importance on minimizing the power consumed by an IC. Portable applications, which represent a significant opportunity for advanced silicon technology, require that IC power consumption be minimized in order to increase battery life and decrease the cost, size and weight of the system. Reducing power also contributes to increased life and reliability for an IC.

     - Integration. The dramatic increase in the number of transistors and complexity of IC designs, along with the pressure to reduce design time, create new problems in tracking the interaction between elements. For example, a design group will generally work concurrently on different blocks at different levels of hierarchy, after which the various blocks must be integrated. This integration is more difficult in advanced IC design because of the large number of blocks, gates and transistors and because interconnect delay has a greater impact on the performance of the IC. Highly integrated, advanced silicon ICs also create new problems in ensuring both their manufacturability and their reliability. For example, constraints imposed by the physics involved in characterizing and fabricating nanometer ICs require new solutions to achieve satisfactory chip yields at process corners and to build in dependability by identifying and correcting possible points of metal failure.

     These design challenges have exposed certain limitations in established EDA methods and tools. For example, traditional design tools do not accurately analyze the power consumption characteristics of an IC prior to fabrication. Therefore, while the designer may have certain power utilization objectives, the power behavior of an IC is not accurately known until after fabrication. This uncertainty may require redesign and refabrication, thereby increasing costs and delaying time-to-market. Furthermore, existing gate level and circuit level (e.g., SPICE) simulators have been used by designers to model the functionality and timing characteristics of an IC. Gate level simulators are fast and have the capacity to simulate an IC with a large number of gates, while SPICE provides accurate results for small transistor level blocks. However, gate level simulators cannot accurately simulate the non-digital behavior and complex interconnect timing inherent in advanced silicon circuits, and SPICE cannot meet the simulation speed and capacity requirements of most IC designers. Finally, existing gate and circuit level EDA design tools do not allow designers to track and manage effectively the interaction between blocks of complex ICs. Consequently, designers need solutions that enable them to optimize speed and power and manage integration in an efficient and accurate manner.

  EPIC SOLUTIONS

     EPIC provides IC designers with a family of characterization, simulation, analysis, extraction and physical verification software tools and services to assist in meeting the design challenges created by deep submicron and nanometer technology. EPIC's six principal products -- AMPS, Arcadia, PathMill, PowerMill, RailMill and TimeMill -- utilize EPIC's core technologies to enable a designer to address timing, power and reliability requirements of an IC. In addition, Vertue, a seventh product, enables PowerMill or TimeMill to co-simulate with Verilog-XL, a widely used gate and behavioral level simulation tool in the EDA industry.

     EPIC believes that its products can provide the following benefits:

     - Shorten time-to-market. EPIC's tools have been shown to provide accuracy to within five percent of the accuracy of SPICE, to be significantly faster than SPICE in modeling ICs and to possess the capacity to model circuits in excess of four million transistors. These attributes of accuracy, speed and capacity can shorten time-to-market by reducing the risk of redesign and allowing designers to complete their tasks more rapidly.

     - Reduce power consumption. EPIC believes that PowerMill is uniquely able to detect and highlight design elements that cause excessive power dissipation, thereby permitting designers to modify the circuit to reduce overall power consumption. EPIC also believes that AMPS enables designers to produce lower power ICs by handling the complex tradeoffs between power, speed and area in advanced circuits.

     - Increase levels of design integration. EPIC believes that the accuracy of its tools reduces design risk in developing more highly integrated ICs. PathMill provides both critical path analysis and full chip static timing verification. Arcadia provides the capacitance and resistance information necessary to model interconnect between blocks and between individual elements. The ability for PowerMill and TimeMill to simulate with Verilog-XL enables a designer to track the interaction between blocks of a complex IC and to manage them more effectively.

     - Extend product life and enhance reliability. EPIC believes that the analysis capabilities of its products allow designers to detect more causes of circuit failure than existing gate level tools, resulting in improved IC reliability. RailMill enables the designer to detect the potential causes of voltage drop and electromigration (metal migration) which can lead to unreliable operation and early device failure.

     - Reduce development costs. In addition to development cost savings that may result from decreased design time and fewer prototype iterations, EPIC believes that interfaces developed to run between EPIC's products and the frameworks from EDA suppliers can streamline the design flow and potentially reduce the complexity and cost of IC design.

  EPIC STRATEGY

     EPIC's strategy is to become the leading supplier of timing, power and reliability management tools for the design of deep submicron and nanometer ICs. The key elements of this strategy are to:

        Capitalize On and Maintain Technological Leadership in Advanced IC Design Analysis. EPIC intends to continue to invest significant resources to expand its set of core technologies and to enhance and support its products. During fiscal 1996, EPIC unveiled several new capabilities reflecting this strategy. EPIC introduced AMPS which enables designers to optimize circuit performance by automating the complex simultaneous tradeoff of power, delay and area in the design space. EPIC announced Synchronous Matrix Solver technology, a third-generation dynamic simulation technology targeted to provide the underlying "nanometer-ready" capability for all of EPIC's next-generation dynamic simulation tools. EPIC also announced Direct Silicon Access, a service that generates technology files (characterized transistor and interconnect data) directly from laboratory measurements of a silicon test chip, enabling the EPIC tools to provide results closer to actual silicon than when SPICE is used. In September 1996, EPIC also acquired CIDA. EPIC believes that technology from this acquisition will form the foundation of EPIC's next-generation hierarchical physical verification tools. In addition, EPIC plans to develop new technologies to address future generations of silicon process technology.

        Provide Comprehensive Tools for Low Power Design. EPIC expects increasing demand for portable electronic products to require designers to minimize IC power consumption. EPIC has devoted significant effort to meet the requirements of low power IC design. PowerMill provides power analysis and diagnostics enabling designers to identify and reduce IC power consumption. AMPS enables the development of circuits that are optimized for low power performance. EPIC intends to enhance its PowerMill and AMPS technology base and to continue to develop tools targeted at the low power IC design field.

        Provide Open Architecture Design Tools and Support Industry
Standards. EPIC has entered into major EDA supplier programs to provide more integrated design solutions. EPIC is a member of Cadence Design Systems' Connections Program, Synopsys' in-Sync Program and Mentor Graphics Corporation's OpenDoor program. EPIC offers interfaces to these and other vendor environments and designs its products to support various widely used EDA formats such as SDF (Standard Delay Format), SPF (Standard Parasitic Format), Verilog and EDIF (Electronic Data Interchange Format). EPIC believes that this strategy will facilitate integration of EPIC tools into designers' preferred development environments.

        Establish Long-Term Customer Relationships with Major Accounts. EPIC will continue to focus its sales and marketing efforts on key accounts worldwide in the consumer electronics, computer, communications and semiconductor industries. EPIC provides direct interaction of certain key personnel with these key accounts to ensure successful adoption of EPIC's products. These strategic relationships act as highly visible references and provide ongoing technical input into the development of future products and enhancements to existing products.

        Provide Products which Address the Needs of ASIC Designers. ASIC designers have traditionally used gate level tools to meet their design needs. EPIC believes that existing gate level tools, particularly with respect to power consumption and timing calculation, will become increasingly inadequate as IC designs are implemented in nanometer technology and will need to be supplemented with more accurate tools. EPIC is currently developing tools, expected to be introduced prior to the end of fiscal 1997, that it believes will provide accurate power analysis and diagnostics and also delay calculation for ASIC designs. EPIC believes that the ASIC design field, although much more competitive, presents a significant opportunity for EPIC.

        Provide Products which Address the Requirements of Physical Verification. Once a design is completed, it must be verified to assure that no design rules have been broken. This process is called physical verification and includes several procedures, including Design Rule Checking (DRC), Electrical Rule Checking (ERC), Layout Versus Schematic (LVS) which determines whether the circuit laid out actually matches the netlist (schematic), and Layout Parasitic Extraction (LPE) to provide resistance, capacitance and inductance data. EPIC believes that existing physical verification tools will become increasingly inadequate as IC designs are implemented in nanometer technology and will need to more fully accommodate hierarchical design methods. Based on the CIDA technology, EPIC is presently developing tools, expected to be introduced prior to the end of fiscal 1997, that it believes will provide faster operation, true hierarchy and lower memory requirements for physical verification. Although the physical verification field is highly competitive, EPIC believes that it presents a significant opportunity for EPIC.

  TECHNOLOGY AND PRODUCTS

     EPIC's AMPS, PathMill, PowerMill, RailMill and TimeMill products all use the same input files, including netlist, control and technology files. Arcadia uses compatible netlist and back annotation formats but has its own technology file. These technology files can be generated based on data measured directly from silicon using the Direct Silicon Access Laboratory, a new service laboratory established by EPIC in fiscal 1996. EPIC's products provide a breadth of timing, power and reliability analysis capabilities and are enhanced by the availability of optional features for such specialty needs as analog blocks.

     Technology

     EPIC's products are based upon the following internally developed and acquired proprietary technologies and innovative software algorithms.

     - Event driven transistor level simulation. EPIC has developed innovative algorithms that effectively partition the design and accurately simulate the non-digital behavior of transistor level circuits common in advanced IC designs.

     - Mixed transistor models. EPIC's products use complex algorithms that analyze a circuit and automatically select the appropriate transistor model in each instance in order to maximize performance of the simulation while maintaining the desired accuracy.

     - Efficient creation, storage and retrieval of table look-up MOSFET models. This proprietary method utilizes Direct Silicon Access Laboratory data (or the output of SPICE) with user-defined MOSFET models to efficiently create, store and retrieve tabular device characteristics that are referenced during the simulation process.

     - Synchronous Matrix Solver and high-performance sparse matrix circuit solver. EPIC has developed innovative methods for solving circuit equations to provide detailed and numerically reliable circuit behavior modeling in complex ICs.

     - Optimum transistor width solver. EPIC has developed a unique approach for determining optimum transistor widths in order to meet power, delay and area constraints.

     - Quasi-3D capacitance analysis. EPIC has acquired innovative topology analysis for parasitic capacitance analysis that provides enhanced accuracy with minimized performance degradation.

     - Accurate resistance topology analysis. EPIC has acquired a unique approach to breaking down polygons to ensure accurate parasitic resistance calculation.

     - Interconnect and transistor characterization from silicon. EPIC has invested in a laboratory furnished with state-of-the-art measurement and test equipment which is combined with advanced software technologies to create a semi-automated characterization process.

     Products

     EPIC's products can be utilized at various stages of the advanced silicon IC development process and provide designers with the following functions and capabilities to address speed, power and integration requirements:

                                  SPEED                  POWER               INTEGRATION
                           -------------------    -------------------    -------------------
-----------------------
 ARCHITECTURAL DESIGN                                                    Vertue enables
                                                                         TimeMill and
                                                                         Verilog-XL co-
                                                                         simulation to
                                                                         explore
                                                                         architecture
                                                                         options
-----------------------
-----------------------
 FUNCTIONAL DESIGN         PathMill identifies    PowerMill or           PathMill ensures
                           critical timing        PowerMill with         timing budgets for
                           paths that drive       Vertue explores low    each block are
                           the design planning    power alternatives     consistent with
                                                  for key design         initial goals
                                                  blocks
-----------------------
-----------------------
 LOGIC IMPLEMENTATION      PathMill and           PowerMill verifies     PathMill and
                           TimeMill analyze       that pre-layout        TimeMill help
                           and improve timing     power meets power      designers optimize
                           constraints            goals                  transistor level
                                                                         blocks
-----------------------
-----------------------
 LAYOUT & VERIFICATION     Arcadia provides       PowerMill              PathMill enables
                           accurate post          prioritizes            designers to
                           layout parasitics      critical power         perform full chip
                           to help ensure the     areas                  static timing
                           accuracy of                                   verification
                           analysis results
                           PathMill               AMPS obtains lowest    PathMill and
                           prioritizes            power while            TimeMill verify
                           critical timing        maintaining timing     post- layout timing
                           areas                  specifications
                           PathMill and           PowerMill verifies     Vertue enables
                           TimeMill validate      and helps designers    PowerMill or
                           post-layout timing     minimize power         TimeMill and
                                                  consumption            Verilog-XL co-
                                                                         simulation to
                                                                         verify the
                                                                         completed IC
-----------------------
-----------------------
 PRODUCTION                RailMill identifies    RailMill identifies    Arcadia provides
                           voltage drop           high currents that     selective net
                           problems that          cause                  extraction that
                           reduce performance     electromigration       increases accuracy
                                                  problems. It can       and reduces runtime
                                                  help designers         to improve the
                                                  select the best        design validation
                                                  network strategy       cycle
                                                  for optimized
                                                  performance
-----------------------

     AMPS. AMPS simultaneously optimizes power, delay and area in digital CMOS circuits. AMPS automatically resizes transistors, making them larger and/or smaller to find the combination that will best meet user-defined power, speed and area goals without changing the functionality of the design. EPIC believes that AMPS helps a designer manage the complex relationships between power, speed and area in such a way as to meet or exceed design goals and thereby add value to the design. AMPS can be used on full custom and standard cell designs, and it runs on blocks of 100 to 30,000 transistors. At the back end, AMPS serves as a verification tool, using parasitics extracted from layout to determine whether design performance goals have actually been met and allowing the designer to make further improvements if necessary. AMPS also enables a designer to reuse blocks by automatically resizing the circuits to make them run faster, consume less power and/or minimize area. AMPS carries a list price in the United States of $90,000 for a floating license and was first shipped to customers in January 1996. A floating license allows one use of the product at any given time on any one computer on the customer's network.

     Arcadia. Arcadia provides full chip and net-by-net RC extraction. EPIC believes that Arcadia achieves a greater combination of accuracy and fast run time than other existing tools. Arcadia is also easy to use and supports a variety of formats that enable simple integration into existing design flows. Arcadia provides the user with multiple extraction modes and allows net-by-net extraction, so that designers can invest analysis time on critical paths and spend less time on the segments that do not require in-depth analysis. Arcadia is specifically designed for the advanced silicon designer working on complex, high-performance custom, structured custom or ASIC projects. Arcadia carries a list price in the United States ranging from $30,500 to $109,500 for a floating license depending on features and functionality and was first shipped to customers in March 1995.

     PathMill. PathMill is a static timing tool that provides a detailed critical path analysis and static timing verification capability. EPIC believes that PathMill provides accurate and flexible modeling for mixed level static timing analysis. PathMill's behavioral, gate and transistor level models allow accurate analysis at each level of the design hierarchy, allowing the user to mix top-down design and bottom-up implementation. PathMill has the capability of generating netlists of selected paths for several versions of SPICE. The user can use the netlists directly to run SPICE simulations on the critical paths to fine tune the paths or to verify the results from PathMill. PathMill carries a list price in the United States ranging from $45,500 to $96,750 for a floating license depending on features and was first shipped to customers in June 1989.

     PowerMill. PowerMill simulates block and full chip current and power behavior, providing fast and accurate current and power analysis and power diagnostics. PowerMill offers static and dynamic diagnostics to identify design flaws that cause unnecessary power consumption. PowerMill also allows the designer to accurately predict the power consumption of a block and explore different alternatives for minimizing the power consumed by the block. In addition, PowerMill helps to ensure that power problems are caught early in the design cycle and to verify the design prior to layout. The results can then be used to help modify the layout to facilitate minimum power dissipation and optimal power bus sizing. After layout, PowerMill helps designers confirm that power consumption is acceptable before committing the design to silicon. PowerMill carries a list price in the United States ranging from $75,100 to $101,350 for a floating license depending on features and was first shipped to customers in March 1992.

     RailMill. RailMill is an IC reliability analysis tool to detect electromigration and voltage drop problems before silicon. Leveraging EPIC's expertise in power and extraction, RailMill addresses problems related to reliability in IC design and verification. RailMill is used during the physical design phase and allows designers to detect and eliminate the causes of intermittent failure and reduced lifetime due to voltage drop and electromigration problems. RailMill brings reliability detection into the design phase, eliminating silicon turns and reducing very expensive and time-consuming post-silicon analysis. RailMill carries a list price in the United States ranging from $166,000 to $236,250 for a floating license depending on features and was first shipped to customers in May 1995.

     TimeMill. TimeMill is a transistor level simulator and dynamic timing analyzer that provides results significantly faster and with greater capacity than SPICE and with more accuracy than gate level simulators. Used interactively in the pre-layout phase, TimeMill helps designers optimize the performance of transistor level blocks, memories and datapaths. TimeMill allows the designer to quickly explore changes in voltage levels, temperature or process parameters to improve design quality. After layout, TimeMill detects problems such as charge sharing and race conditions which are more prevalent in advanced silicon IC design. These problems may be missed by a logic simulator and are generally impractical to find with SPICE. TimeMill provides an extra level of verification which can detect errors or insufficient detail in the gate level library. TimeMill's dynamic timing checks allow designers to specify design margin and automatically flag violations which can be used to check the impact of layout on the critical timing areas. TimeMill carries a list price in the United States ranging from $55,800 to $103,050 for a floating license depending on features and was first shipped to customers in August 1987.

     Vertue. Vertue uses technology developed by EPIC with SimMatrix developed by Precedence Incorporated ("Precedence") to enable co-simulation of TimeMill or PowerMill with Verilog-XL. EPIC has been granted a license to use, market and distribute the interface developed by Precedence in return for certain development fees and royalties. Vertue enables the concurrent use of Verilog-XL and TimeMill or PowerMill allowing the designer to mix behavioral, gate and transistor level blocks as needed. With the use of top-down design, the creation of test sets ("test benches") and system level simulation vectors is performed at the top level. Vertue enables the designer to use the Verilog test benches to drive TimeMill or PowerMill directly, and therefore reduces the need to create additional test vectors. Vertue extends the value of the Verilog environment by enabling accurate timing, non-digital behavior and power to be simulated from within the Verilog environment. Vertue carries a list price in the United States of $24,000 for a floating license and was first shipped to customers in March 1994.

     Options. EPIC offers a variety of product options. PowerMill and TimeMill have extensions (ACE, BCX and MSX) that allow designers to directly simulate mixed-signal and BiCMOS ICs. PathMill has options for dynamic analysis of clock trees (DSX), writing custom routines for tailoring PathMill results directly
(PFX), and for writing and reading constraints and models within a Synopsys design flow (SFX). BDC (Block Delay Calculator) works with TimeMill and extracts the timing and drive loading information necessary for pin-to-pin block timing characterization. SNX (Signal Net eXtension) works with RailMill to provide signal net analysis in addition to power and ground nets. Arcadia has a range of configuration options that allow the designer flexibility in using the tool at various places in the design flow.

     Interfaces. EPIC supports certain platforms available from Sun Microsystems, Inc., Hewlett-Packard Company and IBM. EPIC has developed graphical interfaces for Arcadia, PathMill, PowerMill and RailMill and intends to develop other interfaces during fiscal 1997. EPIC's OEMs support several products that ease the integration of EPIC's products to other environments. The following tables list the interfaces and tools supported by EPIC:

                                   INTERFACES

                                                    CADENCE DESIGN       VIEWLOGIC       MENTOR GRAPHICS
                                                     SYSTEMS, INC.     SYSTEMS, INC.       CORPORATION
---------------------------------------------------------------------------------------------------------
Framework Integration.............................         X                 X                  X
Schematic Capture Interface.......................         X                 X                  X
Waveform Display..................................         X                 X                  X
Co-simulation with Verilog-XL.....................         X
---------------------------------------------------------------------------------------------------------

                                     TOOLS

          NETLIST INTEGRATION        VECTOR INTEGRATION        WAVEFORM INTEGRATION
        -----------------------    -----------------------    -----------------------
        SPICE                      SPICE                      TurboWave
        EDIF                       Verilog                    SimWave
        LSIM                       Proprietary formats
        Verilog

  SALES, MARKETING AND CUSTOMERS

     EPIC markets its products in North America and Europe primarily through a direct sales organization. EPIC uses a team of sales personnel and field applications engineers working together from EPIC's sales and support offices to provide commercial and technical solutions for each customer. Additionally, EPIC has a team of product experts based at EPIC's headquarters to assist the applications engineers in certain situations where an advanced level of product expertise is required. EPIC has domestic sales and support offices in Sunnyvale and Irvine, California, Austin and Dallas, Texas, Framingham, Massachusetts, Upper Saddle River, New Jersey, Research Triangle, North Carolina, Arvada, Colorado, Phoenix, Arizona, Vancouver, Washington and Baltimore, Maryland. Internationally, EPIC has sales and support offices in Taipei, Taiwan, Grenoble, France, Munich, Germany and London, England. As of December 31, 1996, EPIC employed 35 sales personnel and 47 applications engineers. EPIC participates in industry trade shows and organizes seminars to promote and further expand the adoption of its products and technologies.

     In Asia, EPIC markets its products primarily through a limited number of independent distributors who license and service EPIC's products in this area. EPIC also supports these distributors and their customers with technical, sales and management personnel. Marubeni is EPIC's exclusive distributor in Japan. C&G Technology distributed EPIC's products on a nonexclusive basis in Korea until June 30, 1996. Beginning July 1, 1996, EPIC Associates, Inc. became EPIC's nonexclusive distributor in Korea. EPIC is currently negotiating with C&G Technology for a new nonexclusive distributor agreement intended to be effective January 1, 1997 and intends to employ some of the employees of EPIC Associates, Inc. to directly support EPIC's Korean customers starting January 1, 1997. Future Techno Design distributes EPIC's products on a nonexclusive basis in the ASEAN countries (Singapore, Malaysia, Indonesia, Thailand and the Philippines) and in India. EPIC has no direct sales force and relies on a single distributor for licensing and support of its products in each of Japan, Korea and the ASEAN countries and India. Accordingly, EPIC is dependent upon the continued viability and financial stability of its distributors, and in particular, of Marubeni. Since EPIC's products are used by highly skilled professional engineers, effective distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, EPIC's distributors generally offer products of several different companies, including in some cases products that are competitive with EPIC's products. There can be no assurance that EPIC's current distributors will be able to continue to market or service and support EPIC's products effectively, that economic conditions or industry demand will not adversely affect these or other distributors, that any distributor that licenses EPIC's products will choose to continue to license such products or that these distributors will not devote greater resources to licensing products of other companies. The loss of, or a significant reduction in revenue from, one of EPIC's distributors could have a material adverse effect on EPIC's business, financial condition and results of operations.

     In June 1996, EPIC entered into a nonexclusive OEM agreement with Cascade Design Automation Corp. ("Cascade"). Under such agreement, Cascade is granted the nonexclusive right of distributing EPIC's Arcadia product by bundling it with Cascade's own product.

     International license and service revenue accounted for 48.5%, 44.3%, 39.7% and 39.0% of the total revenue in fiscal 1994, 1995 and 1996 and in the first quarter of fiscal 1997, respectively. EPIC expects that international license and service revenue will continue to account for a significant portion of its revenues in the future. These revenues involve a number of inherent risks, including the impact of recessionary environments in economies outside the United States, generally longer receivable collection periods, unexpected changes in regulatory requirements, reduced protection for intellectual property rights in some countries, and tariffs and other trade barriers. There can be no assurance that such factors will not have a material adverse effect on EPIC's future international license and service revenue and, consequently, on EPIC's business, financial condition and results of operations. Although EPIC has attempted to reduce the risk of fluctuations in exchange rates associated with international revenues by licensing its products for United States currency, EPIC pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. Currency exchange fluctuations in countries in which EPIC licenses its products could have a material adverse effect on EPIC by resulting in pricing that is not competitive with prices denominated in local currencies.

     In fiscal 1994, 1995 and 1996 and in the first quarter of fiscal 1997, licensing and service revenue from Marubeni accounted for 15.6%, 16.6%, 21.9% and 19.2%, respectively, of total revenue. Licensing and service revenue from the C&G Technology, EPIC's distributor in Korea, accounted for 11.0% of total revenue in fiscal 1995. Advanced Micro Devices, Inc. accounted for 10.7% of licensing and service revenue in fiscal 1996. No other customer of EPIC accounted for greater than 10% of total revenue during fiscal 1994, 1995 or 1996 or during the first quarter of fiscal 1997.

  CUSTOMER SERVICE AND SUPPORT

     EPIC provides its customers with a wide range of support services, including a support hot-line, on-site support and on-site and in-house training for all products. EPIC's customer service and support is provided by application engineers who understand the design methodologies of EPIC's customers and generally have IC design backgrounds. Pre-sales support is supplied in executing benchmarks, training and providing integration analysis as needed. Post-sales support is provided pursuant to renewable annual maintenance contracts. In addition, customers with maintenance agreements have access to a hot-line and receive periodic product enhancement releases at no additional cost. Initial training is currently included in the license fees, however, customers are charged for specialist consulting or on-site training. Most of EPIC's customers currently have maintenance agreements.

  PRODUCT DEVELOPMENT

     EPIC's future success is dependent in part upon its ability to enhance its current products and to develop and introduce new products on a timely and a cost-effective basis that keep pace with technological developments and evolving industry standards, as well as address the increasingly sophisticated needs of EPIC's customers. EPIC's research and development staff focuses on the development, enhancement and support of a particular product of EPIC or the development and support of product integration and graphical user interfaces. These groups also focus on releasing improved versions of EPIC's existing products and developing new products and product options.

     EPIC's product development efforts are currently focused on several new products, that EPIC currently expects to introduce in fiscal 1997 in the timing, power and reliability areas. With its recent acquisition of CIDA, EPIC is continuing the development efforts in the layout verification area. In addition, EPIC is modifying its products for the ASIC design industry. EPIC is working with ASIC vendors and designers to develop a tool designed to provide accurate power analysis and diagnostics for ASIC applications. The EDA industry is characterized by extremely rapid technological change, frequent new product introductions, evolving industry standards and changing customer requirements. EPIC's future success will depend upon its ability to enhance its current products and to develop and introduce new products on a timely and a cost-effective basis that keep pace with technological developments and evolving industry standards and methodologies, as well as address the increasingly sophisticated needs of EPIC's customers. There can be no assurance that EPIC will be successful in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements, that EPIC will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve customer acceptance. Failure of EPIC, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-efficient manner would have a material adverse effect on EPIC's business, financial condition and results of operations.

  COMPETITION

     The EDA industry is highly competitive. In general, competition in the EDA industry comes from major EDA vendors, each of which has a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and larger installed customer bases than EPIC. These companies also have established relationships with current and potential customers of EPIC. Customer acceptance of EPIC's products will require that IC designers adopt modified methods of design simulation and analysis, for example simulating and analyzing at the transistor level as opposed to the gate level. Designers have historically relied on other methodologies implemented through products supplied by the major EDA vendors, and there can be no assurance that they will be willing to change these established methods of design simulation and analysis. If the customer demand for EPIC's products develops, EPIC expects competition from the major EDA vendors to increase. In addition, a variety of small companies develop and introduce new products, and any of these companies could become a significant competitor in the future. EPIC also competes with the internal design groups of its existing and potential customers, many of whom design and develop customized simulation and analysis tools for their particular needs and therefore may be reluctant to purchase products offered by independent vendors. In addition, increased competition could result from vendors of SPICE simulation products which increase the performance of their existing products to match that of EPIC's products.

     Each of EPIC's products addresses a different aspect of IC performance optimization and has different competitors. AMPS competes with a tool that Cadence has licensed from Lucent Technology, Inc. Arcadia competes with extraction tools offered by Cadence, Avant! Corp. ("Avant!") and High Level Design Systems, Inc. ("HLDS"). PathMill competes with a static timing analysis product offered by Cadence at the transistor level and there are several gate level analyzers which have historically been used for static timing analysis. Among the leading EDA vendors that currently offer gate level static timing analyzers are Viewlogic, Synopsys, Cadence and Mentor Graphics Corporation ("Mentor"). In addition, EPIC is aware of certain transistor level products competitive with PathMill which are offered by smaller EDA companies. PowerMill competes with transistor level products including those offered by Mentor and Avant! and TimeMill experiences competition from product offerings of Avant!, Mentor and certain smaller EDA companies. To date, EPIC has faced little direct competition for RailMill and Vertue. EPIC has also recently established a silicon characterization service laboratory which is competing with a similar service laboratory at Avant!. With EPIC beginning to sell physical verification tools through its acquisition of CIDA, EPIC will also be competing with layout verification tools from Cadence, Mentor and Avant!.

     Several recent consolidations in the EDA industry involving medium to large EDA companies acquiring small technology companies have provided the additional sales distribution channels and customer base access to these smaller companies that otherwise would not have had such resources. For example, as a result of Avant!'s acquisitions of Anagram, Inc., Meta-Software, Inc. and Frontline Design Automation and Cadence's recent acquisition of HLDS and recent announcement of an agreement to acquire Cooper & Chyan Technology, Inc., EPIC believes that its competitive environment has moved toward a small number of competitors with increased competition coming from larger, more diversified EDA companies that possess significantly greater financial, technical and marketing resources and greater name recognition and larger installed customer bases than EPIC.

     EPIC competes on the basis of certain factors, including first-to-market product capabilities, product performance, price, support of industry standards, ease of use and customer technical support and service. EPIC believes that it currently competes favorably overall with respect to these factors, particularly time-to-market product features, technical support and customer service. However, there can be no assurance that EPIC will be able to continue to compete successfully against current and future competitors or that competitive pressures faced by EPIC will not materially adversely affect its business, financial condition and results of operations. In particular, increased competition could result in price reductions, reduced margins and loss of its competitive position, all of which could materially adversely affect EPIC. In addition, there can be no assurance that current competitors or other entities will not develop similar products that have significant advantages over EPIC's core technology which could have a material adverse effect on EPIC's business, financial condition and results of operations.

  PROPRIETARY TECHNOLOGY

     EPIC relies primarily upon a combination of copyright and trademark laws to establish and protect proprietary rights in its products. EPIC seeks to protect the source code for its products as an unpublished copyrighted work. EPIC generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. EPIC does not license or release the source code for its proprietary software to its customers, except in connection with source code escrow arrangements. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use EPIC's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Because the EDA industry is characterized by rapid technological change, EPIC believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are also important to establishing and maintaining a technology leadership position. EPIC does not hold any patents and does not anticipate that it will rely in the future on patents to protect its proprietary rights.

     Although EPIC does not believe its products infringe the proprietary rights of any third parties, there can be no assurance that infringement claims will not be asserted against EPIC or its customers in the future. Although there are no such pending lawsuits against EPIC or notices that EPIC is infringing intellectual property rights of others, there can be no assurance that litigation or infringement claims will not occur in the future. EPIC could incur substantial costs and diversion of management resources in defending itself and its customers against any such claims. Furthermore, parties making such claims could secure substantial damages, as well as injunctive or other equitable relief which could effectively block EPIC's ability to sell its products in the United States and abroad. Such a judgment could have a material adverse effect on EPIC's business, financial condition and results of operations. If it appears necessary or desirable, EPIC may seek licenses under intellectual property that it is allegedly infringing. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to EPIC. The failure to obtain the necessary licenses or other rights could have a material adverse effect on EPIC's business, financial condition and results of operations.

  EMPLOYEES

     As of December 31, 1996, EPIC had a total of 204 employees, including 95 in research and development, 91 in sales, marketing and related customer support services, and 18 in administration. Over thirty of EPIC's employees hold Ph.D. degrees. None of EPIC's employees is represented by a collective bargaining agreement, nor has EPIC experienced any work stoppage. EPIC considers its relations with its employees to be good. EPIC is highly dependent upon the continued service of, and on its ability to attract and retain, qualified technical, sales, marketing and managerial personnel. The competition for qualified personnel is intense, and the loss of any such persons, as well as the failure to recruit additional key personnel in a timely manner, would have a material adverse effect on EPIC's business, financial condition and results of operations. In particular, there are only a limited number of qualified EDA engineers, and the competition for such individuals is especially intense. There can be no assurance that EPIC will be able to continue to attract and retain the qualified technical and other personnel necessary for the development of its business.

PROPERTIES

     In December 1995, EPIC relocated its principal administration, sales, marketing and research and development operations to a facility occupying approximately 53,000 square feet in Sunnyvale, California. The facility is leased through November 2000, at which time EPIC has two options to extend the lease for additional periods of two and one-half years each. EPIC's lease on its former principal facility expired in February 1996. In addition, EPIC also leases sales offices in Irvine, California, Austin and Dallas, Texas, Framingham, Massachusetts, Upper Saddle River, New Jersey, Vancouver, Washington, Taipei, Taiwan, Grenoble, France, Munich, Germany and London, England. EPIC also leases an approximately 3,000 square feet facility in Santa Clara, California, pursuant to a lease assumed in connection with the acquisition of Archer Systems, Inc. ("Archer"). EPIC subleases this facility to a third-party. Additionally, pursuant to a lease assumed in connection with the acquisition of CIDA, EPIC leases approximately 2,500 square feet facility in Sunnyvale, California and such lease expired on December 31, 1996. EPIC believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     EPIC is not a party to any legal proceeding.

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

SELECTED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to EPIC's statements of operations for each of the three years in the period ended September 30, 1996, and with respect to the balance sheets as of September 30, 1995 and 1996, are derived from the Consolidated Financial Statements that have been audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this Joint Proxy Statement/Prospectus. The statement of operations data for the years ended September 30, 1992 and 1993, and the balance sheet data as of September 30, 1992, 1993 and 1994, are derived from audited consolidated financial statements not included herein. The selected consolidated financial data as of December 31, 1996 and for the three months ended December 31, 1995 and 1996 are unaudited but have been prepared on a basis substantially consistent with the applicable financial data included in the audited consolidated financial statements and, in the opinion of management, contain all such adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position and results of operations of EPIC as of such date and for such periods. Operating results for the three months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1997 or any future period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included herein.

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                     YEARS ENDED SEPTEMBER 30,                  DECEMBER 31,
                                          -----------------------------------------------     -----------------
                                           1992      1993      1994      1995      1996        1995      1996
                                          -------   -------   -------   -------   -------     -------   -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Revenue:
  License...............................  $ 2,250   $ 4,808   $ 9,694   $20,732   $34,548     $ 7,288   $11,240
  Service...............................      452       724     1,645     4,271     9,371       2,151     2,970
                                          -------   -------   -------    ------    ------
         Total revenue..................    2,702     5,532    11,339    25,003    43,919       9,439    14,210
                                          -------   -------   -------    ------    ------
Cost and expenses:
  Cost of license.......................       68       161       572     1,315     1,671         454       337
  Cost of service.......................       94       235       454       987     1,681         370       548
  Sales and marketing...................      899     2,114     4,548     8,771    13,285       3,125     4,299
  Research and development..............    1,252     1,668     2,908     5,886    10,566       2,065     3,630
  General and administrative............      362       545     1,027     2,325     3,380         744     1,105
  Purchased in-process technology.......       --        --        --     3,261    18,806          --        --
                                          -------   -------   -------    ------    ------
         Total operating expenses.......    2,675     4,723     9,509    22,545    49,389       6,758     9,919
                                          -------   -------   -------    ------    ------
Income (loss) from operations...........       27       809     1,830     2,458    (5,470)      2,681     4,291
Interest income, net....................       13        24        82       822     1,153         282       354
                                          -------   -------   -------    ------    ------
Income (loss) before income taxes.......       40       833     1,912     3,280    (4,317)      2,963     4,645
Provision for income taxes..............       65       230       674     2,290     5,361       1,096     1,719
                                          -------   -------   -------    ------    ------
Net income (loss).......................  $   (25)  $   603   $ 1,238   $   990   $(9,678)    $ 1,867   $ 2,926
                                          =======   =======   =======    ======    ======
Net income (loss) per share(1)..........  $ (0.01)  $  0.06   $  0.13   $  0.08   $ (0.77)    $  0.14   $  0.20
                                          =======   =======   =======    ======    ======
Shares used in per share computation....    4,922     9,520     9,864    13,198    12,625      13,656    14,735
                                          =======   =======   =======    ======    ======

                                                           SEPTEMBER 30,
                                          -----------------------------------------------      DECEMBER 31,
                                           1992      1993      1994      1995      1996            1996
                                          -------   -------   -------   -------   -------     ---------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:

Cash, cash equivalents and short term
  investments...........................  $   965   $   872   $ 3,974   $27,918   $39,527         $39,321
Working capital.........................    1,335     1,521     1,862    23,584    30,763          34,724
Total assets............................    2,257     3,345     7,907    35,781    54,791          58,519
Total shareholders' equity..............    1,545     2,163     3,637    26,925    37,054          41,185

---------------
(1) See Note 1 of Notes to EPIC's Consolidated Financial Statements for an explanation of the determination of shares used in computing net income
    (loss) per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  CERTAIN FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Joint Proxy Statement/Prospectus are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth under "Risk
Factors -- Risks Relating to EPIC" and below in the second paragraph under "Overview," under "Liquidity and Capital Resources" and under "Factors Affecting Future Operating Results." These forward-looking statements include the last sentence of the first paragraph under "Overview," the statement relating to future international license and service revenue in the fourth paragraph under "Revenue," the last sentence under "Research and Development," the last sentence of the second paragraph under "Liquidity and Capital Resources" and the statement relating to the period of time through which EPIC's resources will be adequate to finance its operations in the last paragraph under "Liquidity and Capital Resources."

  OVERVIEW

     EPIC develops, markets and supports a family of simulation and analysis software tools that helps IC designers better manage the timing, reliability and power characteristics of IC designs. EPIC was founded in 1986 and licensed its first product, TimeMill, in August 1987. EPIC began licensing PathMill in June 1989, PowerMill in March 1992, Vertue in March 1994, RailMill in May 1995, AMPS in January 1996 and its latest options, TimeMill ACE and PowerMill ACE, which are based on newly developed technology, in December 1996. With the acquisition of Archer in June 1995, EPIC also began licensing Arcadia in November 1995. Substantially all of EPIC's license revenue to date has been derived from the licensing of Arcadia, PathMill, PowerMill and TimeMill. EPIC also derives service revenue primarily from maintenance agreements which provide customers access to product enhancements, training and customer support. Most of EPIC's customers have purchased annual maintenance contracts on initial licenses and have renewed such contracts upon expiration. EPIC has recently acquired CIDA which is developing a new technology in the area of layout verification. EPIC does not expect to generate any substantial revenue from these products until they are formally released and receive customer acceptance.

     Most of EPIC's products are based upon a single set of core software technologies, and the licensing and support of all products are expected to account for substantially all of EPIC's revenue for the foreseeable future. Acceptance of EPIC's products by existing and new customers and the competitiveness of the products in an ever increasing competitive environment are critical to EPIC's future success. There can be no assurance that the industries for which EPIC's products are best suited will continue to develop or, if such industries do continue to develop, that EPIC's products will continue to achieve the acceptance required to maintain revenue growth and continued profitability in the future.

  PROPOSED MERGER WITH SYNOPSYS, INC.

     On January 16, 1997, EPIC entered into the Merger Agreement, whereby EPIC will survive and become a wholly-owned subsidiary of Synopsys. In connection with the Merger, (i) each share of EPIC Common Stock issued and outstanding at the effective time of the Merger will be converted into 0.7485 of a share of Synopsys Common Stock and (ii) each stock option to purchase shares of EPIC Common Stock will be assumed by Synopsys and converted into an option to purchase Synopsys Common Stock based upon the Exchange Ratio. Consummation of the Merger is subject to customary conditions to closing including the approval of the shareholders of EPIC and the stockholders of Synopsys and certain regulatory approvals. The Merger is intended to be treated as a pooling of interest for accounting purposes and is intended to qualify as a tax-free reorganization for federal income tax purposes.

  RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of operations data of EPIC expressed as a percentage of total revenue.

                                                                                 THREE MONTHS
                                                      YEARS ENDED SEPTEMBER         ENDED
                                                               30,               DECEMBER 31,
                                                     -----------------------    --------------
                                                     1994     1995     1996     1995     1996
                                                     -----    -----    -----    -----    -----
    Revenue:
      License......................................   85.5%    82.9%    78.7%    77.2%    79.1%
      Service......................................   14.5     17.1     21.3     22.8     20.9
                                                     -----    -----    -----    -----    -----
              Total revenue........................  100.0    100.0    100.0    100.0    100.0
                                                     -----    -----    -----    -----    -----
    Costs and expenses:
      Cost of license..............................    5.0      5.3      3.8      4.8      2.4
      Cost of service..............................    4.1      3.9      3.8      3.9      3.8
      Sales and marketing..........................   40.1     35.1     30.2     33.1     30.3
      Research and development.....................   25.6     23.6     24.1     21.9     25.5
      General and administrative...................    9.1      9.3      7.7      7.9      7.8
      Purchased in-process technology..............     --     13.0     42.8       --       --
                                                     -----    -----    -----    -----    -----
              Total operating expenses.............   83.9     90.2    112.4     71.6     69.8
                                                     -----    -----    -----    -----    -----
    Income (loss) from operations..................   16.1      9.8    (12.4)    28.4     30.2
    Interest income, net...........................    0.8      3.3      2.6      3.0      2.5
                                                     -----    -----    -----    -----    -----
    Income (loss) before income taxes..............   16.9     13.1     (9.8)    31.4     32.7
    Provision for income taxes.....................    6.0      9.1     12.2     11.6     12.1
                                                     -----    -----    -----    -----    -----
    Net income (loss)..............................   10.9%     4.0%    22.0%    19.8%    20.6%
                                                     =====    =====    =====    =====    =====

  YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

     Revenue

     Revenue consists primarily of fees for licenses of EPIC's software products, maintenance and customer support. EPIC recognizes revenue from software licenses after shipment of the products and fulfillment of acceptance terms, if any, and when no significant contractual obligations remain outstanding. When EPIC receives payment prior to shipment or fulfillment of significant vendor obligations, such payments are recorded as deferred revenue and customer deposits and are recognized as revenue upon shipment or fulfillment of significant vendor obligations. Costs related to insignificant vendor obligations for post-contract customer support are accrued upon recognition of the license revenue. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically one year. Revenue from customer training, support and other services is recognized as the service is performed. Total revenue increased by 75.7% to $43.9 million in fiscal 1996 from $25.0 million in fiscal 1995 and increased by 120.5% in fiscal 1995 from $11.3 million in fiscal 1994. The percentage of EPIC's total revenue attributable to license fees decreased to 78.7% in fiscal 1996 from 82.9% and 85.5% in fiscal 1995 and 1994, respectively.

     License revenue increased by 66.6% to $34.5 million in fiscal 1996 from $20.7 million in fiscal 1995 and increased by 113.9% in fiscal 1995 from $9.7 million in fiscal 1994. The increase in revenue in fiscal 1996 was primarily due to increases in the number of licenses of Arcadia, PathMill, PowerMill, RailMill and various options for such products. The increase in revenue in fiscal 1995 was primarily due to increases in the number of licenses of PathMill, PowerMill, TimeMill and to a lesser extent, various options and third party software products. In May 1995, EPIC began licensing its reliability product, RailMill. In July 1995, with the acquisition of Archer, EPIC started licensing Arcadia. To date, price increases have not been a material factor in EPIC's revenue growth.

     Service revenue increased by 119.4% to $9.4 million in fiscal 1996 from $4.3 million in fiscal 1995 and increased by 159.6% in fiscal 1995 from $1.6 million in fiscal 1994. The increases in service revenue in each fiscal year were primarily attributable to maintenance contracts in connection with the continued growth of the installed base of customers licensing EPIC's products. Most of EPIC's customers have purchased annual maintenance contracts on initial licenses and have renewed such contracts upon expiration. The percentage of EPIC's total revenue attributable to service revenue increased to 21.3% in fiscal 1996 from 17.1% in fiscal 1995 and from 14.5% in fiscal 1994. Service revenue as a percentage of total revenue increased in fiscal 1996 as a result of EPIC generating $1.8 million or 19.1% of service revenue from consulting and training revenues, which had historically been minimal. Service revenue as a percentage of total revenue increased in fiscal 1995 primarily due to the faster growth of maintenance customer base compared to the growth rate of total revenue.

     International license and service revenue accounted for 39.7%, 44.3% and 48.5% of total revenue in fiscal 1996, 1995 and 1994, respectively. The decreases of international license and service revenue as a percentage of total revenue were primarily due to the increases of volume purchase agreements with major domestic customers. EPIC expects that international license and service revenues will continue to account for a significant portion of its revenues in the future. License and service revenue from Marubeni, EPIC's exclusive distributor in Japan, accounted for 21.9%, 16.6% and 15.6% of total revenue in fiscal 1996, 1995 and 1994, respectively. License and service revenue from Advanced Micro Devices, Inc. accounted for 10.7% of total revenue in fiscal 1996. License and service revenue from C&G Technology, EPIC's distributor in Korea, accounted for 11.0% of total revenue in fiscal 1995. No other customer or distributor accounted for more than 10% of total revenue during any of these periods.

     Cost of Revenue

     Cost of license revenue includes third party software license royalties, documentation and other production costs related to the licensing of EPIC's products. Cost of license revenue as a percentage of total revenue decreased to 3.8% in fiscal 1996 from 5.3% in fiscal 1995 and from 5.0% in fiscal 1994. The decreases in cost of license revenue as a percentage of total revenue were primarily due to the cost of license revenue increasing at a slower rate than the growth in total revenue.

     Cost of service revenue includes personnel and related operating costs allocated to maintenance and other customer support services. Cost of service revenue as a percentage of total revenue remained relatively constant at 3.8%, 3.9% and 4.1% in fiscal 1996, 1995 and 1994, respectively.

     Sales and Marketing

     Sales and marketing expenses consist of salaries, commissions paid to internal sales and marketing personnel and certain distributors, promotional costs and related operating expenses. Sales and marketing expenses increased by 51.5% to $13.3 million in fiscal 1996 from $8.8 million in fiscal 1995 and increased by 92.9% in fiscal 1995 from $4.5 million in fiscal 1994. Sales and marketing expenses increased in each period due to the expansion of EPIC's worldwide direct sales and marketing organization, increased commissions associated with increased revenue and, to a lesser extent, participation in domestic and international conferences and trade shows. During the periods, EPIC established direct sales and support offices in the United States, Europe and Asia. The number of sales and marketing personnel also increased to 84 persons at the end of fiscal 1996 from 57 and 34 persons at the end of fiscal 1995 and 1994, respectively. As a percentage of total revenue, sales and marketing expenses were 30.2%, 35.1% and 40.1% of total revenue in fiscal 1996, 1995 and 1994, respectively. The decrease of sales and marketing expenses as a percentage of total revenue in fiscal 1996 from fiscal 1995 and 1994 was primarily due to total revenues increasing at a rate faster than the increases in sales and marketing expenses.

     Research and Development

     Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Research and development expenses increased by 79.5% to $10.6 million in fiscal 1996 from $5.9 million in fiscal 1995 and increased by 102.4% in fiscal 1995 from $2.9 million in fiscal 1994. The increases in research and development expenses in each period resulted primarily from the continued investment in the number of research and development personnel, which grew to 92 persons at the end of fiscal 1996 from 58 and 33 persons at the end of fiscal 1995 and 1994, respectively, for the continued development of new software products, as well as enhancements to existing products. As a percentage of total revenue, these expenses were 24.1%, 23.6% and 25.6% of total revenues in fiscal 1996, 1995 and 1994, respectively. To maintain a competitive position in the EDA industry, EPIC expects to increase its investment in research and development, although such expenses as a percentage of total revenue may fluctuate.

     General and Administrative

     General and administrative expenses increased by 45.4% to $3.4 million in fiscal 1996 from $2.3 million in fiscal 1995 and increased by 126.4% in fiscal 1995 from $1.0 million in fiscal 1994. The increases were primarily attributable to costs associated with new administrative personnel, professional fees such as legal and accounting, and increases in operating expenses associated with being a public company. As a percentage of total revenue, general and administrative expenses were 7.7%, 9.3% and 9.1% of total revenues in fiscal 1996, 1995 and 1994, respectively. The decrease of general and administrative expenses as a percentage of total revenue in fiscal 1996 was a result of total revenue increasing at a rate faster than the increases in general and administrative expenses.

     Purchased In-Process Technology

     As of September 30, 1996, EPIC substantially completed its acquisition of CIDA, through a merger of CIDA with and into a wholly-owned subsidiary of EPIC. EPIC exchanged a total of 729,454 shares of EPIC Common Stock, options to purchase 101,000 shares of EPIC Common Stock and cash of $3.4 million for all of the outstanding shares of the common stock and options to purchase common stock of CIDA. The acquisition was accounted for as a purchase. The purchase price of $17.9 million, as well as costs directly attributable to the acquisition, have been allocated to the assets acquired and liabilities assumed. Approximately $18.8 million of the total purchase price represented the value of in-process technology that had not reached technological feasibility and that had no alternative future use and was charged to EPIC's operations in the fourth quarter of fiscal 1996.

     As of June 30, 1995, EPIC substantially completed its acquisition of Archer, through a merger of Archer with and into a wholly-owned subsidiary of EPIC. EPIC exchanged a total of 260,484 shares of EPIC Common Stock and options to purchase EPIC Common Stock for all of the outstanding shares of the common stock and options to purchase common stock of Archer. The acquisition was accounted for as a purchase. The purchase price of $3.6 million, as well as costs directly attributable to the acquisition, have been allocated to the assets acquired and liabilities assumed. Approximately $3.3 million of the total purchase price represented the value of in-process technology that had not reached technological feasibility and that had no alternative future use and was charged to EPIC's operations in the third quarter of fiscal 1995.

     Income Taxes

     EPIC accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provision of income taxes as a percentage of pre-tax income, excluding purchased in-process technology which is not tax deductible since the mergers with CIDA and Archer were tax-free reorganizations was 37.0%, 35.0% and 35.3% for fiscal 1996, 1995 and 1994, respectively. These percentages are less than the federal and state combined statutory rate of approximately 40.0% due primarily to tax exempt interest income, the utilization of research and experimentation credits and the establishment of a Foreign Sales Corporation (FSC). See Note 9 of Notes to Consolidated Financial Statements.

  THREE MONTHS ENDED DECEMBER 31, 1995 AND 1996

     Revenue

     Total revenue for the first quarter of fiscal 1997 increased by 50.5% to $14.2 million from $9.4 million in the first quarter of fiscal 1996.

     License revenue for the first quarter of fiscal 1997 increased by 54.2% to $11.2 million from $7.3 million in the first quarter of fiscal 1996. The increase in license revenue was primarily due to increases in the licensing of AMPS, Arcadia, RailMil, TimeMill and various options for such products. To date, price increases have not been a material factor in EPIC's revenue growth.

     Service revenue for the first quarter of fiscal 1997 increased by 38.1% to $3.0 million from $2.2 million in the first quarter of fiscal 1996. The increase in service revenue was primarily attributable to maintenance contracts in connection with the continued growth of the installed base of customers licensing EPIC's products. Most of EPIC's customers have purchased annual maintenance contracts on initial licenses and have renewed such contracts upon expiration. The percentage of EPIC's total revenue attributable to service revenue decreased to 20.9% in the first quarter of fiscal 1997 from 22.8% in the first quarter of fiscal 1996. Service revenue as a percentage of total revenue decreased primarily due to the faster growth of license revenue compared to the growth rate of service revenue.

     International license and service revenue accounted for 39.0% and 44.9% of total revenue in the first quarter of fiscal 1997 and 1996, respectively. The decrease in international license and service revenue as a percentage of total revenue was primarily attributable to the increases of volume purchase agreements with major domestic customers. EPIC expects that international license and service revenues will continue to account for a significant portion of its revenues in the future. License and service revenue from Marubeni, EPIC's exclusive distributor in Japan, accounted for 19.2% and 24.9% of the total revenue in the first quarter of fiscal 1997 and 1996, respectively. No other customer or distributor accounted for more than 10% of total revenue during any of these periods.

     Cost of Revenue

     Cost of license revenue as a percentage of total revenue decreased to 2.4% in the first quarter of fiscal 1997 from 4.8% in the first quarter of fiscal 1996. The decrease in cost of license revenue as a percentage of total revenue was due to lower third party software licensing royalties and expenses increasing at a slower rate than the total revenue.

     Cost of service revenue as a percentage of total revenue remained relatively constant at 3.8% for the first quarter of fiscal 1997 compared to 3.9% for the first quarter of fiscal 1996 as personnel and related operating costs allocated to maintenance and other customer support services increased at a similar rate as the total revenue.

     Sales and Marketing

     Sales and marketing expenses increased by 37.6% to $4.3 million in the first quarter of fiscal 1997 from $3.1 million in the first quarter of fiscal 1996. Sales and marketing expenses increased as EPIC continued to expand its worldwide direct sales and support organization, incurred higher commissions associated with increased revenue and, to a lesser extent, increased participation in domestic and international trade shows, conferences and seminars. The number of sales and marketing personnel increased from 65 at the end of the first quarter of fiscal 1996 to 91 at the end of the first quarter of fiscal 1997. As a percentage of total revenue, sales and marketing expenses decreased to 30.3% in the first quarter of fiscal 1997 from 33.1% in the first quarter of fiscal 1996. The decrease was due to total revenues increasing at a rate faster than the increases in sales and marketing expenses.

     Research and Development

     Research and development expenses increased by 75.8% to $3.6 million in the first quarter of fiscal 1997 from $2.1 million in the first quarter of fiscal 1996. The increase in expenses resulted from the continued investment in the number of research and development personnel, which grew from 61 at the end of the first quarter of fiscal 1996 to 95 at the end of the first quarter of fiscal 1997, and for the continued development of new software products, as well as enhancements to existing products. These increased expenses include the additional headcount and costs relating to the CIDA business acquired in the fourth quarter of fiscal 1996. As a percentage of total revenue, these expenses increased to 25.5% in the first quarter of fiscal 1997 from 21.9% in the first quarter of fiscal 1996. To maintain a competitive position in the EDA industry, EPIC expects to continue to increase its investment in research and development, although such expenses as a percentage of total revenue may fluctuate.

     General and Administrative

     General and administrative expenses increased by 48.5% to $1.1 million in the first quarter of fiscal 1997 from $744,000 in the first quarter of fiscal 1996. The increase was primarily attributable to costs associated with new administrative personnel, professional fees in connection with legal and accounting services, and increases in operating expenses associated with the continued growth of EPIC. As a percentage of total revenue, general and administrative expenses remained relatively flat at 7.8% for the first quarter of fiscal 1997 compared to 7.9% for the first quarter of fiscal 1996.

     Income Taxes

     The provision for income taxes as a percentage of income remained at 37.0% in the first quarter of fiscal 1997 as in the first quarter fiscal 1996. These percentages are less than the federal and state combined statutory rate of approximately 40.0% primarily due to tax exempt interest income and the benefits of EPIC's Foreign Sales Corporation (FSC).

  LIQUIDITY AND CAPITAL RESOURCES

     EPIC has financed its operations to date through private and public sales of equity securities and with cash from operations. Private sales of equity securities have yielded approximately $2.1 million. In addition, in October 1994, EPIC completed its initial public offering raising approximately $17.4 million of cash, net of expenses. Net cash provided by operating activities was $13.3 million, $7.6 million and $4.4 million in fiscal 1996, 1995 and 1994, respectively, and resulted primarily from net income, adjusted by non-cash activities, and increases in accrued liabilities and income taxes payable. Accrued liabilities increased by approximately $6.8 million as of September 30, 1996 from the previous fiscal year end primarily due to increases in accrued compensation and accruals of various operating expenses as a result of increased level of operations. Deferred revenue and customer deposits increased to $3.8 million at September 30, 1996 from $3.0 million at September 30, 1995 as a result of an increase in the number of maintenance and service contracts, the revenue from which is deferred and recognized ratably over the term of the contract.

     Cash used in investing activities resulted primarily from the net purchases of short-term investments, additions to property and equipment and increases in other assets. Purchases of short-term investments, net of proceeds from maturity of short term investments, were $9.6 million and $15.4 million in fiscal 1996 and 1995, respectively, and additions to property and equipment, consisting primarily of computer equipment, were $3.9 million, $1.8 million and $1.1 million in fiscal 1996, 1995 and 1994, respectively. As a result of the acquisition of CIDA and Archer, which were accounted for as purchases, EPIC recorded a total of $1.1 million and $1.0 million, respectively, in other assets for technology and goodwill which are being amortized over the estimated useful lives of the assets ranging from three to five years. EPIC expects to make capital expenditures of approximately $8.0 million in fiscal 1997.

     Net cash used by operating activities was $525,000 in the three months ended December 31, 1996, which resulted from an increase in accounts receivable and a decrease in accrued liabilities, offset by net income, adjusted by non-cash activities, and an increase in deferred revenue and customer deposits. The increase in accounts receivable was primarily due to extended payment terms on certain volume purchase agreements with major domestic customers and the large number of products shipped late in the quarter. Cash payments related to the acquisition of CIDA was the primary cause for the decrease in accrued liabilities. The increase in deferred revenue and customer deposits resulted from continued increase in the number of maintenance and service contracts and a large advance payment from a major domestic customer.

     Cash provided by investing activities resulted primarily from the net maturities of short-term investments, offset by additions to property and equipment.

     Although EPIC does not believe its products infringe the proprietary rights of any third parties, there can be no assurance that infringement claims will not be asserted against EPIC or its customers in the future. EPIC could incur substantial costs and diversion of management resources with respect to the defense of such claims and parties making such claims could secure substantial damages, each of which could have a material adverse effect on EPIC's financial condition and results of operations.

     As of December 31, 1996, EPIC had working capital of $34.7 million including cash, cash equivalents and short-term investments of $39.3 million. As of December 31, 1996, EPIC had no bank indebtedness and no long term commitments other than minimum operating lease obligations. EPIC believes that the existing cash, cash equivalents and short-term investments along with funds generated from operations will provide EPIC with sufficient funds to finance its operations through at least the next 12 months. Thereafter, EPIC may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to EPIC or its shareholders.

  FACTORS AFFECTING FUTURE OPERATING RESULTS

     Quarterly Operating Results May Fluctuate; Dependence on Semiconductor Industry. EPIC's quarterly results have in the past and may in the future vary significantly due to a number of factors, including the timing of customer design and development projects; the timing of significant orders; the timing of expenditures in anticipation of product releases or increased revenue; the timing of new product announcements by EPIC and its competitors; competition and pricing in the semiconductor industry; customer acceptance of new and enhanced versions of EPIC's products; variations in the mix of products EPIC licenses; and variations in product development or operating expenditures. Any unfavorable changes in these or other factors could have a material adverse effect on EPIC's business, financial condition and results of operations. EPIC's expense levels are based, in part, on its expectations of future revenues. As a result, if anticipated revenue in any quarter does not occur or is delayed, expenditure levels could be disproportionately high as a percentage of revenues, and EPIC's operating results for that quarter would be adversely affected.

     EPIC is dependent upon the semiconductor industry and, in particular, new IC design projects. The semiconductor industry is highly volatile due to rapid technological change, short product life cycles, fluctuations in manufacturing capacity, and pricing and gross margin pressures. The semiconductor industry periodically has experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions during which the number of new design projects often decreases. EPIC's business, financial condition and results of operations may in the future reflect substantial fluctuations from period-to-period as a consequence of semiconductor industry patterns and general economic conditions.

     The EDA Industry is Highly Competitive. The EDA industry is highly competitive. In general, competition in the EDA industry comes from major EDA vendors, each of which has a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and larger installed customer bases than EPIC. In addition, a variety of small companies develop and introduce new products, and any of these companies could become a significant competitor in the EDA industry in the future. EPIC also competes with the internal design groups of its existing and potential customers, many of whom design and develop customized simulation and analysis tools for their particular needs and therefore may be reluctant to purchase products offered by independent vendors. There can be no assurance that EPIC will be able to compete successfully against current and future competitors or that competitive pressures faced by EPIC will not materially adversely affect its business, financial condition and results of operations. In particular, increased competition could result in price reductions, reduced margins and loss of its competitive position, all of which could materially adversely affect EPIC. In addition, there can be no assurance that current competitors or other entities will not develop similar products that have significant advantages over EPIC's core technology which could have a material adverse affect on EPIC's business, financial condition and results of operations.

     EPIC's Industry is Subject to Rapid Technological Change. The EDA industry is characterized by extremely rapid technological change, frequent new product introductions, evolving industry standards and changing customer requirements. EPIC's future success will depend upon its ability to enhance its current products and to develop and introduce new products on a timely and a cost-effective basis that keep pace with technological development and evolving industry standards and methodologies, as well as address the increasingly sophisticated needs of EPIC's customers. There can be no assurance that EPIC will be successful in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements, that EPIC will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve customer acceptance. Failure of EPIC, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-efficient manner, would have a material and adverse effect on EPIC's business, financial conditions and results of operations.

     Reliance Upon International Distributors. A substantial portion of EPIC's international license and service revenue results from a limited number of distributors. EPIC has no direct sales force, and relies on a single distributor for licensing and support of its products, in each of Japan, Korea and the ASEAN countries and in India. Accordingly, EPIC is dependent upon the continued viability and financial stability of its distributors and in particular of Marubeni. Since EPIC's products are used by highly skilled professional engineers, effective distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sale cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, EPIC's distributors generally offer products of several different companies, including in some cases products that are competitive with EPIC's products. There can be no assurance that EPIC's current distributors will be able to continue to market or service and support EPIC's products effectively, that economic conditions or industry demand will not adversely affect these or other distributors, that any distributor that licenses EPIC's products will choose to continue to license such products or that these distributors will not devote greater resources to licensing products of other companies. The loss of, or a significant reduction in revenue from, one of EPIC's distributors could have a material adverse effect on EPIC's business, financial conditions and results of operations.

     Risks Associated with International Licensing. International license and service revenue accounted for 39.7% and 39.0% of total revenue in fiscal 1996 and the first quarter of fiscal 1997, respectively. EPIC expects that international license and service revenue will continue to account for a significant portion of its revenues in the future. These revenues involve a number of inherit risks, including the impact of recessionary environments in economies outside the United States, generally longer receivable collection periods, unexpected changes in regulatory requirements, reduced protection of intellectual property rights in some countries, and tariffs and other trade barriers. There can be no assurance that such factors will not have a material adverse affect on EPIC's future international license and service revenue and, consequently, on EPIC's business, financial conditions and results of operations.

     EPIC is Dependent Upon Proprietary Technology. Despite precautions by EPIC, it may be possible for a third party to copy or otherwise obtain and use EPIC's products or technology without authorization, or to develop similar technology independently. In addition, effective intellectual property protection may be unavailable or limited in certain foreign countries. In addition, although EPIC does not believe its products infringe the proprietary rights of any third parties, there can be no assurance that infringement claims will not be asserted against EPIC or its customers in the future. EPIC could incur substantial costs and diversion of management resources with respect to the defense of such claims which could have a material adverse effect on EPIC's business, financial condition and results of operations. Furthermore, parties making such claims could secure substantial damages, as well as injunctive or other equitable relief which could effectively block EPIC's ability to license its products in the United States or abroad. Such a judgment could have a material adverse affect upon EPIC's business, financial condition and results of operations.

     Future Acquisitions. During each fiscal 1996 and 1995, EPIC completed acquisitions of other companies. EPIC's management frequently evaluates the strategic opportunities available to it and may in the near-term or long-term pursue acquisitions of complimentary businesses, products or technologies. Future acquisitions by EPIC may result in the diversion of management's attention from the day-to-day operation of EPIC's business and may include numerous other risks, including difficulties in the integration of the operations, products and personnel of the acquired companies. Future acquisitions by EPIC have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets.

MANAGEMENT

     The directors and executive officers of EPIC and their ages as of January 31, 1997 are as follows:

               NAME                    AGE                           POSITION
-----------------------------------    ---     -----------------------------------------------------
Sang S. Wang, Ph.D.................    51      Chief Executive Officer and Chairman of the
                                               Board of Directors
Bernard Aronson....................    66      President and Director
Yen-Son Huang, Ph.D................    51      Director
Joseph A. Prang....................    40      Director
Gary A. Larsen.....................    63      Vice President, Worldwide Sales
Tammy S. Liu.......................    40      Chief Financial Officer and Secretary

     Dr. Wang, a co-founder of EPIC, has served as Chief Executive Officer since August 1991 and as Chairman of the Board of Directors since September 1993. From EPIC's inception in October 1986, he served as President until August 1991 and as Chief Financial Officer until March 1993. Prior to founding EPIC, Dr. Wang was a Manager of Computer Aided Design at AMD, a manufacturer of integrated circuits, responsible for the development of AMD's internal bipolar circuit simulation environment.

     Mr. Aronson has served as President of EPIC since August 1991 and as a Director since March 1992. From March 1990 to August 1991, Mr. Aronson served as Executive Vice President of Zoran Corporation, a semiconductor company. From 1987 to January 1990, he served as President of ICI Array Technology, Inc., a contract assembly company. From 1976 to 1987, Mr. Aronson served as President of Pico Design, Inc., a semiconductor chip design company that he founded and which became a wholly-owned subsidiary of Motorola in 1979.

     Dr. Huang has served as a Director of EPIC since January 1992. He has served as Executive Vice President, Product Development and a director of Quickturn Design Systems, Inc., a manufacturer of system level verification tools ("Quickturn"), since June 1993. From January 1990 to June 1993, he served as President of PiE Design Systems, Inc. ("PiE"), a company which he co-founded. From 1982 to January 1990, he served as Executive Vice President of Research and Development at Cadence Design Systems, Inc., a developer of electronic design automation software.

     Mr. Prang has served as a Director of EPIC since April 1995. Since May 1994, Mr. Prang has been President and a Director of Aspect Development, Inc., a developer of component information systems. From January 1992 to May 1994, he served as President of the Systems Division of Cadence Design Systems, Inc. From 1988 to December 1991, he served as President of Marketing of Valid Logic Systems, Incorporated, a developer of electronic design automation software.

     Mr. Larsen has served as Vice President, Worldwide Sales since joining EPIC in August 1994. From 1984 to April 1994, he served in a variety of managerial positions at Cadence, most recently as Vice President of the ASIC Solution Group.

     Ms. Liu has served as Chief Financial Officer since joining EPIC in January 1994 and as Secretary since August 1994. From January 1990 to September 1993, she served as Chief Financial Officer at PiE Design Systems, Inc., a manufacturer of system level verification tools. From 1988 to December 1989, she served as Corporate Controller of Plexus Computers, Inc., a manufacturer of image processing computers. Prior to that time, she served in a variety of financial management positions at Cadence and Finnigan Corporation, a manufacturer of mass spectrometers.

EXECUTIVE COMPENSATION AND OTHER MATTERS

  EXECUTIVE COMPENSATION

     The following table sets forth total compensation for the fiscal years ended September 30, 1996, 1995 and 1994 for the Chief Executive Officer and each of the next four most highly compensated executive officers of EPIC (the "EPIC Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                                            ------------
                                             ANNUAL COMPENSATION(1)          NUMBER OF
                                        ---------------------------------    SECURITIES
                               FISCAL                        OTHER ANNUAL    UNDERLYING        ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR     SALARY     BONUS    COMPENSATION     OPTIONS       COMPENSATION(2)
-----------------------------  ------   --------   -------   ------------   ------------    ---------------
Sang S. Wang, Ph.D. .........   1996    $218,898   $20,900       $ --          140,000(3)       $ 3,600
  Chief Executive Officer and   1995     182,748    50,700         --           50,000            3,600
  Chairman of the Board of      1994     156,594        --         --               --            3,600
     Directors

Bernard Aronson..............   1996     217,800    20,800         --          140,000(3)         3,600
  President and Director        1995     181,500    50,250         --           50,000            3,600
                                1994     155,188        --         --               --               --

Gary A. Larsen(4)............   1996     268,056     6,961         --           12,000            6,000
  Vice President, Worldwide     1995     251,085    17,250         --               --            6,000
     Sales
                                1994      35,641        --         --               --              750

Simon G. Napper(5)...........   1996     124,108        --         --           29,000            5,000
  Vice President, Marketing     1995     131,972    39,020         --               --            6,000
                                1994     122,000        --         --               --            6,000

John A. Yelinek..............   1996     256,896     1,000         --           40,000(6)         6,000
  Vice President, North         1995     222,287     9,750         --               --            6,000
  American Sales                1994     153,599    35,500         --               --            6,000

---------------
(1) Other than salary and bonus described herein, EPIC did not pay the persons named in the Summary Compensation Table any compensation, including incidental personal benefits, in excess of 10% of such executive officer's salary.

(2) Represents car allowance paid during fiscal 1994, 1995 and 1996 to each of the EPIC Named Executive Officers.

(3) Includes options to purchase 70,000 shares of EPIC Common Stock granted in March 1996 that were canceled upon the simultaneous grant of an option to purchase a like number of shares in July 1996.

(4) Mr. Larsen joined the Company in August 1994.

(5) Mr. Napper resigned in August 1996.

(6) Includes options to purchase 15,000 shares of EPIC Common Stock granted in March 1996 that were canceled upon the simultaneous grant of an option to purchase a like number of shares in July 1996.

  OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning each grant of options to purchase EPIC's Common Stock made during the fiscal year ended September 30, 1996 to the EPIC Named Executive Officers:

                                                                                     POTENTIAL REALIZABLE
                                                                                             VALUE
                                                INDIVIDUAL GRANTS                    MINUS EXERCISE PRICE
                                --------------------------------------------------     AT ASSUMED ANNUAL
                                NUMBER OF     % OF TOTAL    EXERCISE                 RATES OF STOCK PRICE
                                SECURITIES     OPTIONS        PRICE                    APPRECIATION FOR
                                UNDERLYING    GRANTED TO    PER SHARE                   OPTION TERM(1)
                                 OPTIONS     EMPLOYEES IN    ($/SH)     EXPIRATION   ---------------------
             NAME               GRANTED(#)   FISCAL YEAR    (2)(3)(4)      DATE         5%         10%
------------------------------  ----------   ------------   ---------   ----------   --------   ----------
Sang S. Wang, Ph.D. ..........    70,000(5)       4.6%       $ 33.00    03/14/2006   $     --   $       --
                                  70,000          4.6%         19.50    07/18/2006    858,442    2,175,458
Bernard Aronson...............    70,000(5)       4.6%         33.00    03/14/2006         --           --
                                  70,000          4.6%         19.50    07/18/2006    858,442    2,175,458
Gary A. Larsen................    12,000            *          22.50    09/18/2006    169,802      430,310
Simon G. Napper...............    14,000            *          22.75    10/15/2005    200,303      507,607
                                  15,000            *          33.00    03/14/2006    311,303      788,902
John A. Yelinek...............    10,000            *          22.75    10/15/2005    143,074      362,576
                                  15,000(5)         *          33.00    03/14/2006         --           --
                                  15,000            *          19.50    07/18/2006    183,952      466,170

---------------
 *  Less than 1%.

(1) Potential realizable value is based on the assumption that the EPIC Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the 10 year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect EPIC's estimate of future stock price growth.

(2) All options shown granted in fiscal 1996 become exercisable as to 1/12th of 15% of the shares subject to the option exercisable per month during the first year, 1/12th of 20% of the shares subject to the option exercisable per month during the second year, 1/12th of 30% of shares subject to the option exercisable per month during the third year and 1/12th of 35% of the shares subject to the option exercisable per month during the fourth year. Under the EPIC 1990 Stock Option Plan, the EPIC Board retains the discretion to modify the terms, including the price, of outstanding options.

(3) Options were granted at an exercise price equal to the fair market value of the EPIC's Common Stock, as determined by reference to the closing sale price of EPIC's Common Stock on the Nasdaq National Market on the day immediately preceding the date of grant.

(4) Exercise price may be paid in cash, promissory note, by delivery of already-owned shares subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to EPIC, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(5) This option was canceled upon the simultaneous grant of an option to purchase a like number of shares in July 1996.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding the exercise of stock options by the EPIC Named Executive Officers in the fiscal year ended September 30, 1996 and the value of stock options held as of September 30, 1996 by such individuals.

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                               SHARES                           OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              ACQUIRED       VALUE         SEPTEMBER 30, 1996(#)       SEPTEMBER 30, 1996($)(1)
                                 ON         REALIZED    ---------------------------   ---------------------------
           NAME             EXERCISE (#)     ($)(1)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  ------------   ----------   -----------   -------------   -----------   -------------
Sang S. Wang, Ph.D. ......          --     $       --      96,749        109,363      $ 2,222,336     $ 918,714
Bernard Aronson...........     229,471      4,501,332      48,137        110,058        1,016,307       936,016
Gary A. Larsen............      35,414        973,465      18,738         57,848          384,129       969,884
Simon G. Napper...........      66,672      1,597,019       2,324             --            3,544            --
John A. Yelinek...........          --             --      69,249         23,251        1,681,513        99,849

---------------
(1) Fair market value of EPIC Common Stock as of the date of exercise or September 30, 1996, as the case may be, minus the exercise price.

  TEN YEAR OPTION REPRICINGS

     The following table identifies stock options to purchase shares of EPIC's Common Stock held by the EPIC Named Executive Officers which were granted at a lower exercise price during the last fiscal year in exchange for options previously granted to the EPIC Named Executive Officers.

     On July 18, 1996, all employees of EPIC, including the Chief Executive Officer and EPIC Named Executive Officers, were given the opportunity to exchange existing, higher priced options granted under the 1990 Plan, for new options with an exercise price of $19.50 per share, which price was equal to the closing price of EPIC's Common Stock on that date. Vesting was restarted as of the date of the repricing.

                                                                                                  LENGTH OF
                                          NUMBER OF                                                ORIGINAL
                                          SECURITIES    MARKET PRICE     EXERCISE                OPTION TERM
                                          UNDERLYING    OF STOCK AT      PRICE AT       NEW      REMAINING AT
                                           OPTIONS        TIME OF        TIME OF      EXERCISE     DATE OF
            NAME                DATE     REPRICED (#)   REPRICING($)   REPRICING($)   PRICE($)    REPRICING
----------------------------  --------   ------------   ------------   ------------   --------   ------------
Sang S. Wang................  03/14/96      70,000         $19.50         $33.00       $19.50      116 months
Bernard Aronson.............  03/14/96      70,000          19.50          33.00        19.50      116 months
Gary A. Larson..............        --          --             --             --           --              --
Simon G. Napper.............        --          --             --             --           --              --
John A. Yelinek.............  03/14/96      15,000          19.50          33.00        19.50      116 months

  EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     See "The Merger -- Interests of Certain Persons in the
Merger -- Acceleration of Vesting of Certain EPIC Options" for a discussion of certain change in control arrangements. EPIC currently has no other employment contracts with any of the EPIC Named Executive Officers, and EPIC has no compensatory plan or arrangement with such EPIC Named Executive Officers where the amounts to be paid exceed $100,000 and which are activated upon resignation, termination or retirement of any such executive officer upon a change in control of EPIC.

  COMPENSATION OF DIRECTORS

     EPIC's non-employee directors receive $2,000 for each meeting of the EPIC Board attended in person. EPIC's 1994 Director Option Plan provides for the non-discretionary automatic grant of options to each non-employee director of EPIC who does not represent shareholders holding more than 1% of the EPIC's outstanding EPIC Common Stock ("EPIC Outside Director"). Each new EPIC Outside Director is automatically granted an option to purchase 20,000 shares upon the date on which such person first becomes a director which vests at a rate of 25% on the first anniversary of the date of grant and at a rate of 1/48th of the shares per month thereafter. Subsequently, each EPIC Outside Director is granted an additional option to purchase 6,666 shares of EPIC Common Stock at the next meeting of the EPIC Board following the Annual Meeting of Shareholders if, on such date, he or she has served as a director for at least six months, which vests at a rate of 1/12th of the shares per month from the date of grant. The exercise price of options granted to EPIC Outside Directors must be 100% of the fair market value of EPIC's Common Stock on the date of grant. On February 15, 1996, Henri A. Jarrat was granted an option to purchase 20,000 shares of EPIC's Common Stock at an exercise price of $36.00 per share. On March 14, 1996, Messrs. Yen-Son Huang and Joseph A. Prang were each granted an option to purchase 6,666 shares of EPIC's Common Stock at an exercise price of $33.00 per share.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of EPIC Common Stock as of January 31, 1997 as to (i) each person who is known by EPIC to own beneficially more than 5% of the outstanding shares of EPIC Common Stock, (ii) each director and nominee for director of EPIC, (iii) each of the persons named in the Summary Compensation Table above and (iv) all directors and executive officers as a group.

                                                                          COMMON
                                                                          STOCK         APPROXIMATE
                FIVE PERCENT SHAREHOLDERS, DIRECTORS                   BENEFICIALLY     PERCENTAGE
                   AND CERTAIN EXECUTIVE OFFICERS                         OWNED          OWNED(1)
---------------------------------------------------------------------  ------------     -----------
Warburg, Pincus Counsellors, Inc(2)..................................     1,842,956         13.4%
  466 Lexington Avenue, 10th Floor
  New York, NY 10017
T. Rowe Price Associates, Inc.(3)....................................     1,255,300          9.1%
  100 East Pratt Street
  Baltimore, MD 21202
FMR Corp.(4).........................................................       844,700          6.1%
  82 Devonshire Street
  Boston, MA 02109
Sang S. Wang(5)......................................................       618,654          4.5%
Bernard Aronson(6)...................................................       126,820            *
Yen-Son Huang, Ph.D.(7)..............................................       127,785            *
Joseph A. Prang(8)...................................................        16,249            *
Glen M. Antle........................................................            --           --
Gary A. Larsen(9)....................................................        57,674            *
John A. Yelinek(10)..................................................       126,501            *
Henri A. Jarrat(11)..................................................        10,000            *
Simon G. Napper......................................................         2,774            *
All current directors and executive officers as a group (7
  persons)(12).......................................................     1,070,620          7.6%

---------------

  *  Less than 1%

 (1) Applicable percentage of ownership is based on 13,795,179 shares of EPIC Common Stock outstanding as of January 31, 1997 together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of EPIC Common Stock subject to options currently exercisable or exercisable within 60 days after January 31, 1997 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

 (2) Reflects ownership as reported on Schedule 13G dated January 9, 1997 filed with the Securities and Exchange Commission by Warburg Pincus Counsellors, Inc. ("Warburg"). Such Schedule 13G indicates that Warburg has sole dispositive power with respect to 1,839,956 of such shares, sole voting power with respect to 925,600 of such shares and shared voting power with respect to 597,484 of such shares.

 (3) Reflects ownership as reported on Schedule 13G dated July 8, 1996 filed with the Securities and Exchange Commission by T. Rowe Price Associates, Inc. ("Price"). Such Schedule 13G indicates that these securities are owned by various individual and institutional investors which Price serves as investment adviser with power to direct investments and/or sole power to vote the securities. Such Schedule 13G indicates that for purposes of the reporting requirements of the Securities Exchange Act of 1934, Price is deemed to be a beneficial owner of such securities; however, Price expressly disclaims that it is, in fact, the beneficial owner of such securities.

 (4) Reflects ownership as reported on Schedule 13G/A dated February 15, 1996 filed with the Securities and Exchange Commission by FMR Corp. ("FMR"). Represents shares beneficially owned by (i) FMR Corp. through its wholly-owned subsidiaries Fidelity Management & Research Company, a registered investment Advisor ("Fidelity"), and Fidelity Management Trust Company, a "bank" under the Securities Exchange Act of 1934 ("FMTC"); (ii) certain investment companies (including the Fidelity American Special Situations Trust ("FASST") for which Fidelity serves as an investment sub-advisor) for which Fidelity serves as an investment advisor (the "Funds");
     (iii) certain institutional accounts for which FMTC serves as investment manager (the "Institutional Accounts"); (iv) Fidelity International Limited ("FIL"), a Bermudian joint stock company that was formerly a wholly owned subsidiary of Fidelity and whose shares were distributed to the FMR shareholders on June 30, 1980 and certain investment companies, including FASST, for which FIL serves as an investment advisor; and (v) Edward C. Johnson 3d, as Chairman of FMR Corp. and through certain members of his family by virtue of their controlling interest as a group of the voting stock of FMR Corp. and of FIL. Fidelity is the beneficial owner of 382,900 shares of EPIC Common Stock. Mr. Johnson and FMR Corp., through control of Fidelity and the Funds, each has sole dispositive power over 356,100 shares of EPIC Common Stock. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned by the Funds, which power resides with the Funds trustees. Fidelity carries out the voting of these shares under written guidelines established by the Funds' Boards of Trustees. FMTC is the beneficial owner of 461,800 shares of EPIC Common Stock. Mr. Johnson and FMR Corp., through control of FMTC, each has sole dispositive power over 461,800 shares of EPIC Common Stock and sole power to vote or to direct the voting of 455,500 shares of EPIC Common Stock. FASST is the beneficial owner and has sole dispositive and voting power over 26,800 shares of EPIC Common Stock. FIL, FMR through Fidelity, and FASST each has sole power to vote and to dispose of the 26,800 shares held by FASST.

 (5) Includes 110,142 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997, and 73,334 shares held by Sang S. Wang, Janet Wang and Virginia Chen as co-trustees of the Wang family Trust dated May 27, 1994 over which Dr. Wang exercises voting and investment powers.

 (6) Includes 62,225 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997, and 64,595 shares held by Bernard and Mindel Aronson, Trustees of the Aronson Family Trust over which Mr. Aronson exercises voting and investment powers.

 (7) Includes 93,952 shares of EPIC Common Stock held by Yen-Son Huang, Trustee of the Yen-Son Huang and Daisy Ku Huang Revocable Trust and 6,666 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997.

 (8) Includes 8,749 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997.

 (9) Includes 22,222 shares of EPIC Common Stock held by Gary A. Larsen, Trustee of the Gary A. Larsen Living Trust over which Mr. Larsen exercises voting and investment power, and 9,973 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997. No adjustment has been made to reflect the acceleration of vesting of certain Stock Options upon consummation of the Merger.

(10) Includes 71,410 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997.

(11) Includes 10,000 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997.

(12) Includes 235,163 shares of EPIC Common Stock which may be acquired upon exercise of Stock Options which are presently exercisable or will become exercisable within 60 days of January 31, 1997.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the Merger, using the pooling of interests method of accounting. The unaudited pro forma combined condensed financial statements reflect certain assumptions deemed probable by management regarding the Merger (e.g., that share information used in the unaudited pro forma information approximates actual share information at the effective date.) No adjustments to the unaudited pro forma combined condensed financial statements have been made to account for different possible results in connection with the foregoing, as management believes that the impact on such information of varying outcomes, individually or in the aggregate, would not be materially different.

     The unaudited pro forma combined condensed balance sheet as of December 31, 1996 gives effect to the Merger as if it had occurred on December 31, 1996, and combines the historical consolidated balance sheet of Synopsys and the historical consolidated balance sheet of EPIC as of December 31, 1996.

     The unaudited pro forma combined condensed statements of income combine the historical consolidated statements of income and statements of operations of Synopsys and EPIC, respectively, for each of the years in the three-year period ended September 30, 1996 and the three months ended December 31, 1995 and 1996, in each case as if the Merger had occurred at the beginning of the earliest period presented.

     Synopsys and EPIC estimate that they will incur direct transaction costs of approximately $4.6 million associated with the Merger, which will be charged to operations upon consummation of the Merger. In addition, it is expected that following the Merger, the combined company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

     Unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Synopsys and EPIC and notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus. These unaudited pro forma combined condensed financial statements do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the combined company.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                              PRO            PRO
                                                                             FORMA          FORMA
                                                 SYNOPSYS      EPIC       ADJUSTMENTS      COMBINED
                                                 --------     -------     -----------      --------
ASSETS
Current assets:
  Cash and cash equivalents....................  $ 33,499     $18,579                      $ 52,078
  Short-term investments.......................   198,041      20,742                       218,783
                                                 --------     -------       --------       --------
     Cash and short-term investments...........   231,540      39,321                       270,861
  Accounts receivable, net.....................    64,879       9,949                        74,828
  Prepaid expenses, deferred taxes and other...    23,918       2,788                        26,706
                                                 --------     -------       --------       --------
          Total current assets.................   320,337      52,058                       372,395
Property and equipment, net....................    55,938       4,801                        60,739
Capitalized software development costs, net....     1,125          --                         1,125
Long-term investments..........................    38,305          --                        38,305
Other assets...................................    10,572       1,660                        12,232
                                                 --------     -------       --------       --------
          Total assets.........................  $426,277     $58,519      $      --       $484,796
                                                 ========     =======       ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.....  $ 58,301     $10,068                      $ 68,369
  Current portion of long-term debt............    10,962          --                        10,962
  Accrued transaction costs....................        --          --      $   4,6002(a)      4,600
  Income taxes payable.........................    12,881       1,909                        14,790
  Deferred revenue.............................    64,147       5,357                        69,504
                                                 --------     -------       --------       --------
          Total current liabilities............   146,291      17,334          4,600        168,225
Long-term debt.................................    14,122          --                        14,122
Deferred compensation..........................     1,584          --                         1,584
Stockholders' equity:
  Common stock.................................       408      45,746        (45,644)2(c)       510
  Additional paid-in capital...................   172,165          --         45,6442(c)    217,809
  Retained earnings (accumulated deficit)......    87,398      (4,498)        (4,600)2(a)    78,300
  Cumulative translation adjustment............      (353)         --                          (353)
  Net unrealized gain on investments...........    12,401          24                        12,425
  Treasury stock, at cost......................    (7,739)         --                        (7,739)
  Deferred stock compensation..................        --         (87)                          (87)
                                                 --------     -------       --------       --------
          Total stockholders' equity...........   264,280      41,185         (4,600)       300,865
                                                 --------     -------       --------       --------
          Total liabilities and stockholders'
            equity.............................  $426,277     $58,519      $      --       $484,796
                                                 ========     =======       ========       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 THREE MONTHS
                                                                                     ENDED
                                           YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1995         1996
                                      --------     --------     --------     --------     --------
Revenue:
  Product...........................  $146,169     $201,605     $267,231     $ 61,037     $ 77,400
  Service...........................    64,370       88,898      130,188       27,402       39,310
                                      --------     --------     --------     --------     --------
          Total revenue.............   210,539      290,503      397,419       88,439      116,710
                                      --------     --------     --------     --------     --------
Cost of revenue:
  Product...........................    14,946       16,885       18,181        4,047        6,148
  Service...........................    13,852       16,026       24,064        5,111        6,939
                                      --------     --------     --------     --------     --------
          Total cost of revenue.....    28,798       32,911       42,245        9,158       13,087
                                      --------     --------     --------     --------     --------
  Gross margin......................   181,741      257,592      355,174       79,281      103,623
Operating expenses:
  Research and development..........    44,209       64,559       94,814       20,267       28,512
  Sales and marketing...............    82,729      110,751      147,371       33,448       41,347
  General and administrative........    18,073       24,563       31,053        7,085        9,073
  Merger-related costs..............     7,400           --           --           --           --
  In-process research and
     development....................     5,900       12,461       58,506           --           --
                                      --------     --------     --------     --------     --------
          Total operating
            expenses................   158,311      212,334      331,744       60,800       78,932
                                      --------     --------     --------     --------     --------
Operating income....................    23,430       45,258       23,430       18,481       24,691
Other income, net...................     2,136        5,730        8,103        2,132        4,054
                                      --------     --------     --------     --------     --------
Income before income taxes..........    25,566       50,988       31,533       20,613       28,745
Provision for income taxes..........    10,123       19,698       17,511        7,096        9,669
                                      --------     --------     --------     --------     --------
Net income..........................  $ 15,443     $ 31,290     $ 14,022     $ 13,517     $ 19,076
                                      ========     ========     ========     ========     ========
Earnings per share..................  $   0.33     $   0.62     $   0.27     $   0.26     $   0.35
                                      ========     ========     ========     ========     ========
Shares used in per share
  computations......................    46,421       50,295       51,933       51,854       54,022
                                      ========     ========     ========     ========     ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

 1. PRO FORMA BASIS OF PRESENTATION

     These unaudited pro forma combined condensed financial statements reflect the issuance of 10,267,388 shares of Synopsys Common Stock in exchange for the aggregate of 13,717,285 shares of EPIC Common Stock (outstanding as of December 31, 1996) in connection with the Merger, based on the Exchange Ratio of 0.7485 set forth in the following table.

        EPIC Common Stock outstanding as of December 31, 1996............  13,717,285
        Exchange Ratio...................................................      0.7485
                                                                           ----------
        Number of shares of Synopsys Common Stock exchanged..............  10,267,388
        Number of shares of Synopsys Common Stock as of December 31,
          1996...........................................................  40,779,853
                                                                           ----------
        Number of shares of combined company Common Stock outstanding after completion of the Merger.................................  51,047,241
                                                                           ==========

     Additionally at the Effective Time, all outstanding options to purchase EPIC Common Stock will be exchanged for options to purchase Synopsys Common Stock, based on the Exchange Ratio of 0.7485. As of December 31, 1996, 2,148,717 options to purchase EPIC Common Stock were outstanding.

     The actual number of shares of Synopsys Common Stock and Synopsys Common Stock options to be exchanged will be determined at the Effective Time based on the number of shares of EPIC Common Stock and EPIC Common Stock options outstanding on that date.

 2. PRO FORMA COMBINED CONDENSED BALANCE SHEET

     (a) Synopsys and EPIC estimated they will incur direct transaction costs of approximately $4.6 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger.

     (b) It is expected that following the Merger, the combined company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. This charge has not been reflected in the pro forma combined balance sheet. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

     (c) Reflects the reclassification of additional paid-in capital associated with the Synopsys Common Stock issued in the combination.

 3. PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

     The direct transaction costs and additional significant charge discussed in Notes 2a and 2b are not reflected in the pro forma combined condensed statements of income because they are non-recurring.

     The following is a summary of the historical results of operations of Synopsys and EPIC and their pro forma combined amounts to reflect the Merger as if it were effected for all periods presented below (in thousands):

                                                                               THREE MONTHS ENDED
                                            YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                       ----------------------------------     --------------------
                                         1994         1995         1996        1995         1996
                                       --------     --------     --------     -------     --------
Product revenue:
  Synopsys...........................  $136,475     $180,873     $232,683     $53,749     $ 66,160
  EPIC...............................     9,694       20,732       34,548       7,288       11,240
                                       --------     --------     --------     --------     -------
                                        146,169      201,605      267,231      61,037       77,400
                                       ========     ========     ========     ========     =======
Service revenue:
  Synopsys...........................  $ 62,725     $ 84,627     $120,817     $25,251     $ 36,340
  EPIC...............................     1,645        4,271        9,371       2,151        2,970
                                       --------     --------     --------     --------     -------
                                         64,370       88,898      130,188      27,402       39,310
                                       ========     ========     ========     ========     =======
Cost of product revenue:
  Synopsys...........................  $ 14,374     $ 15,570     $ 16,510     $ 3,593     $  5,811
  EPIC...............................       572        1,315        1,671         454          337
                                       --------     --------     --------     --------     -------
                                         14,946       16,885       18,181       4,047        6,148
                                       ========     ========     ========     ========     =======
Cost of service revenue:
  Synopsys...........................  $ 13,398     $ 15,039     $ 22,383     $ 4,741     $  6,391
  EPIC...............................       454          987        1,681         370          548
                                       --------     --------     --------     --------     -------
                                         13,852       16,026       24,064       5,111        6,939
                                       ========     ========     ========     ========     =======
Research and development:
  Synopsys...........................  $ 41,301     $ 58,673     $ 84,248     $18,202     $ 24,882
  EPIC...............................     2,908        5,886       10,566       2,065        3,630
                                       --------     --------     --------     --------     -------
                                         44,209       64,559       94,814      20,267       28,512
                                       ========     ========     ========     ========     =======
Sales and marketing:
  Synopsys...........................  $ 78,181     $101,980     $134,086     $30,323     $ 37,048
  EPIC...............................     4,548        8,771       13,285       3,125        4,299
                                       --------     --------     --------     --------     -------
                                         82,729      110,751      147,371      33,448       41,347
                                       ========     ========     ========     ========     =======
General and administrative:
  Synopsys...........................  $ 17,046     $ 22,238     $ 27,673     $ 6,341     $  7,968
  EPIC...............................     1,027        2,325        3,380         744        1,105
                                       --------     --------     --------     --------     -------
                                         18,073       24,563       31,053       7,085        9,073
                                       ========     ========     ========     ========     =======

                                                                               THREE MONTHS ENDED
                                            YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                       ----------------------------------     --------------------
                                         1994         1995         1996        1995         1996
                                       --------     --------     --------     -------     --------
Merger-related costs:
  Synopsys...........................  $  7,400     $     --     $     --     $    --     $     --
  EPIC...............................        --           --           --          --           --
                                       --------     --------     --------     --------     -------
                                          7,400           --           --          --           --
                                       ========     ========     ========     ========     =======
In-process research and development:
  Synopsys...........................  $  5,900     $  9,200     $ 39,700     $    --     $     --
  EPIC...............................        --        3,261       18,806          --           --
                                       --------     --------     --------     --------     -------
                                          5,900       12,461       58,506          --           --
                                       ========     ========     ========     ========     =======
Other income:
  Synopsys...........................  $  2,054     $  4,908     $  6,950     $ 1,850     $  3,700
  EPIC...............................        82          822        1,153         282          354
                                       --------     --------     --------     --------     -------
                                          2,136        5,730        8,103       2,132        4,054
                                       ========     ========     ========     ========     =======
Income tax provision:
  Synopsys...........................  $  9,449     $ 17,408     $ 12,150     $ 6,000     $  7,950
  EPIC...............................       674        2,290        5,361       1,096        1,719
                                       --------     --------     --------     --------     -------
                                         10,123       19,698       17,511       7,096        9,669
                                       ========     ========     ========     ========     =======
Net income (loss):
  Synopsys...........................  $ 14,205     $ 30,300     $ 23,700     $11,650     $ 16,150
  EPIC...............................     1,238          990       (9,678)      1,867        2,926
                                       --------     --------     --------     --------     -------
                                         15,443       31,290       14,022      13,517       19,076
                                       ========     ========     ========     ========     =======

4. PRO FORMA EARNINGS (LOSS) PER SHARE

     The following table reconciles the number of shares used in the pro forma per share computations to the numbers set forth in Synopsys' and EPIC's historical statements of income (in thousands except the Exchange Ratio and per share amounts):

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                  YEAR ENDED SEPTEMBER 30,         DECEMBER 31,
                                                ----------------------------     -----------------
                                                 1994       1995       1996       1995       1996
                                                ------     ------     ------     ------     ------
Shares used in per share calculation:
Historical Synopsys...........................  39,038     40,416     41,553     41,632     42,993
                                                ------     ------     ------     ------     ------
Historical EPIC...............................   9,864     13,198     12,625     13,656     14,735
Options to purchase common stock (1)..........      --         --      1,243         --         --
                                                ------     ------     ------     ------     ------
                                                 9,864     13,198     13,868     13,656     14,735
Exchange Ratio................................  0.7485     0.7485     0.7485     0.7485     0.7485
                                                ------     ------     ------     ------     ------
                                                 7,383      9,879     10,380     10,222     11,029
                                                ------     ------     ------     ------     ------
Pro forma combined............................  46,421     50,295     51,933     51,854     54,022
                                                ======     ======     ======     ======     ======

---------------

(1) To include common stock equivalents arising from options to purchase EPIC Common Stock during periods where they were antidilutive on a historical basis.

                    COMPARISON OF RIGHTS OF HOLDERS OF EPIC
               COMMON STOCK AND HOLDERS OF SYNOPSYS COMMON STOCK

     EPIC is incorporated under the laws of California, and Synopsys is incorporated under the laws of Delaware. The following summarizes the chief differences between (i) the Delaware General Corporation Law ("DGCL") and the California General Corporation Law ("CGCL") and (ii) between the charter documents of EPIC and Synopsys, that could materially affect the rights of shareholders of EPIC after consummation of the Merger. After consummation of the Merger, former shareholders of EPIC, whose rights as shareholders of a California corporation were governed by the CGCL, will become stockholders of Synopsys, and their rights as stockholders of a Delaware corporation will be governed by the DGCL.

     Annual Meeting. Both the EPIC Bylaws and the Synopsys Bylaws require that an annual shareholder meeting be held each year at a time designated by the respective Boards of Directors.

     Number of Directors. Under the CGCL, as long as a California corporation has more than three (3) or more shareholders of record, the number of directors of the corporation cannot be reduced below three (3). Subject to this three-director minimum, a bylaw or amendment of the articles of incorporation specifying or changing a fixed number of directors or the maximum or minimum number of directors or changing from a fixed to a variable board or vice versa may only be adopted by the approval of a majority of the outstanding shares; provided, however, that a bylaw or amendment of the articles of incorporation reducing the fixed number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote. Under the DGCL, by contrast, a Delaware corporation may have a board of directors consisting of one or more members, and the exact number of directors, which is not subject under the DGCL to any limits analogous to the CGCL, is set in the corporation's certificate of incorporation or bylaws. The Synopsys Bylaws provide that (i) the authorized number of Synopsys directors shall be not less than five (5) nor more than eight (8) (the "Synopsys Range") and (ii) the exact number of directors within the Synopsys Range shall be determined by the Synopsys Board. The EPIC Bylaws, by comparison, provide that (i) the authorized number of EPIC directors shall not be less than five (5) nor more than nine (9) (the "EPIC Range"), (ii) the exact number of EPIC directors shall be five (5), until changed within the EPIC Range, by an amendment of the Bylaws, adopted by the EPIC shareholders or by the EPIC Board, and (iii) that the EPIC Range may be changed, or a definite number of authorized EPIC directors may be substituted for the EPIC Range, by an amendment of the EPIC Articles of Incorporation or the EPIC Bylaws, subject to the provisions of the CGCL described in the proviso of the second sentence of this paragraph and provided that an amendment reducing the fixed number or the minimum number of directors to a number less than five
(5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon.

     Cumulative Voting for Directors. Under the DGCL, stockholders of a Delaware corporation do not have the right to cumulate their votes in elections of directors unless such corporation's certificate of incorporation expressly provides for cumulative voting. Under California law, by contrast, shareholders of a California corporation have the right to cumulate their votes in elections of directors unless such corporation's articles of incorporation expressly eliminates the right to cumulative voting. The Synopsys Certificate of Incorporation does not provide for cumulative voting. Accordingly, Synopsys stockholders do not have the right to cumulate their votes in elections of directors. The EPIC Articles of Incorporation do not eliminate cumulative voting. Accordingly, EPIC shareholders have the right to cumulate their votes in elections of directors, subject to giving notice of the intent to cumulate votes prior to the voting as required by EPIC's Bylaws.

     Board of Directors Meetings. Under the CGCL, meetings of the board of directors of a California corporation, unless otherwise provided in such corporation's articles of incorporation or bylaws, may be called by the chairman of the board, the president, any vice president, the secretary or any two (2) directors. The DGCL imposes no requirements as to calling board of directors meetings, and so such requirements are as set forth in a Delaware corporation's certificate of incorporation or bylaws. The EPIC Bylaws (i) provide for the organizational meetings of the board of directors to be held immediately after the annual meeting of shareholders, (ii) do not impose any frequency requirements as to regular meetings of the EPIC Board, and (iii) do not contain, nor do the EPIC Articles of Incorporation contain, any provision inconsistent with the provisions of the CGCL described in the first sentence of this paragraph. Similarly, the Synopsys Bylaws (i) do not provide for any organizational meetings of the Synopsys Board,
(ii) do not impose any frequency requirements as to regular meetings of the Synopsys Board, and (iii) provide that special meetings of the Synopsys Board may be called by the chairman, the president, the secretary, any two (2) directors or, if applicable, the sole director.

     Director Voting. Under the CGCL, a quorum of a California corporation's board of directors is equal to a majority of the authorized number of such corporation's directors unless such corporation's articles of incorporation or bylaws provide for a lesser number, provided, however, that such less number cannot be less than the larger of (i) one-third ( 1/3) of the authorized number of directors or (ii) two (2). A California corporation's articles of incorporation may require more than a majority of the authorized number of directors (up to and including all of the directors) for a quorum. Under the DGCL, a quorum of a Delaware corporation's board of directors is equal to a majority of the total number of directors unless such corporation's certificate of incorporation provides for a lesser number, which in no case can be less than one-third ( 1/3) of the total number of directors (unless the total number of directors is one (1), in which case one (1) director shall constitute a quorum). A Delaware corporation's certificate of incorporation or bylaws may impose a quorum requirement equal to more than the majority of the total number of directors (up to and including all of the directors). The respective boards of directors of either a California corporation under the CGCL, or a Delaware corporation under the DGCL, may act by unanimous written consent without a meeting. The EPIC Articles of Incorporation are silent with respect to what constitutes a quorum of the EPIC Board. The EPIC Bylaws expressly state that a majority of the authorized number of EPIC directors shall constitute a quorum and that the action of a majority of EPIC directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act. Similarly, the Synopsys Certificate of Incorporation is silent with respect to what constitutes a quorum of the Synopsys Board, and the Synopsys Bylaws provide that the action or decision of a majority of Synopsys directors present at a duly held meeting at which a quorum is present shall be regarded as a valid act of the Synopsys Board.

     Removal of Directors. Under CGCL, a director of a California corporation may be removed without cause by a majority of the outstanding shares; provided, however, that no such director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected. Under the DGCL, unless a Delaware corporation's certificate of incorporation provides otherwise, a director may be removed with or without cause by a majority of the outstanding shares then entitled to vote at an election of directors. Neither the EPIC Articles of Incorporation or Bylaws nor the Synopsys Certificate of Incorporation or Bylaws contain any provision inconsistent with the CGCL or the DGCL provisions, respectively, set forth in the first two sentences of this paragraph.

     Power of Directors. The respective Bylaws of EPIC and Synopsys expressly provide that the business and affairs of each of the respective companies will be managed and all corporate powers will be exercised by or under the direction of the companies' respective boards of directors. Neither the EPIC Articles of Incorporation nor the Synopsys Certificate of Incorporation provides for any limits on such delegation except as provided under the CGCL and the DGCL respectively.

     Elimination of Stockholders Ability to Act by Written Consent Without A Meeting. The DGCL, unlike the CGCL, allows a corporation to eliminate its stockholders' ability to act by written consent without a meeting by so providing in its certificate of incorporation, and the Synopsys Certificate of Incorporation eliminates its stockholders' ability to act by written consent without a meeting.

     Record Date. Under the CGCL, a California corporation may provide in its bylaws procedures for establishing a record date to determine which shareholders are entitled to notice of a meeting or to vote thereat or entitled to give consent to corporate action without a meeting; provided, however, that such record date shall not be more than 60 nor less than 10 days prior to the date of such meeting nor more than 60 days prior to such action without a meeting. The DGCL contains a similar provision. Neither the EPIC Bylaws nor the Synopsys Bylaws contain any provision regarding the establishment of a record date which is inconsistent with the CGCL or DGCL, respectively.

     Advance Notice to Shareholder Proposals. The CGCL does not specify whether a shareholder of a California corporation needs to provide such corporation's board of directors with advance notice of a shareholder proposal at an annual meeting of shareholders. The DGCL, by contrast, allows a Delaware corporation to provide in its bylaws that a stockholder must provide notice of a stockholder proposal to such corporation's board of directors up to one hundred twenty (120) days in advance of the anniversary of the date that the previous year's proxy statement was sent to such corporation's stockholders. Neither the EPIC Bylaws nor the Synopsys Bylaws imposes any advance notice requirements of shareholder proposals at such corporations' respective annual meetings of shareholders.

     Special Meetings of Shareholders. Unlike the CGCL, the DGCL allows a corporation to eliminate in its certificate of incorporation or bylaws the ability of its stockholders to call a special meeting. The effect of such a prohibition would be to limit the stockholders' ability to act at other than an annual meeting. Neither the Synopsys Certificate of Incorporation nor the Synopsys Bylaws contain such a prohibition. The EPIC Bylaws require that any person entitled to call a special meeting of shareholders upon proper written request and who receives such request, provide notice to the shareholders entitled to vote not less than 35 nor more than 60 days after receipt of such request and not less than 10 nor more than 60 days before such meeting. The Synopsys Bylaws require that notice of special meetings of stockholders be provided to all stockholders entitled to vote not less than 10 nor more than 60 days before such meeting.

     Amendment of Charter Documents. Under the CGCL approval of shareholders holding at least a majority of the voting shares of EPIC is required to amend the EPIC Articles of Incorporation. Similarly, under the DGCL, a majority of the stockholders of Synopsys can amend any or all of the provisions of the Synopsys Certificate of Incorporation.

     Amendment of Bylaws. The EPIC Bylaws may be amended by holders of a majority of voting shares entitled to vote or by a majority of the directors except that a majority of directors may not change the EPIC Range. Similarly, the Synopsys Bylaws may be amended by holders of a majority of voting shares entitled to vote or by a majority of the directors.

     Director Liability and Indemnification. The DGCL is generally more favorable to directors than the CGCL. The significant differences in directors' protection between the CGCL and the DGCL law today deal with limitation of liability and indemnification.

     The CGCL and the DGCL both permit a corporation to adopt provisions eliminating personal monetary liability of directors, and both impose certain restrictions on the corporation's right to eliminate such liability. The CGCL prohibits elimination of liability for a broader class of acts than does the DGCL, including: reckless disregard of duty in the face of a serious risk of injury to the corporation or its shareholders and acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's liability to the corporation. Elimination of liability for such acts would be permitted under the DGCL, unless a court concluded that such exculpation was void as contrary to public policy. As a result, directors of a California corporation have a greater likelihood of a possible shareholder challenge to the elimination of their monetary liability.

     Both the CGCL and the DGCL now allow corporations to authorize in their charter documents and bylaws broader indemnification of officers and directors than is provided to such persons by statute. Both states also allow corporations to expand indemnification of their directors and officers through written agreements. However, a California corporation may not indemnify as to the following matters for which the DGCL permits indemnification, at least in some circumstances: (i) matters as to which a person is adjudged liable to the corporation in the performance of his or her duties (unless the court expressly authorizes indemnity); (ii) amounts paid in settlements of pending derivative actions if the court has not approved the settlement; (iii) expenses incurred in defending a pending derivative action if the court has not approved the settlement;

(iv) matters for which indemnification is inconsistent with provisions in the corporation's articles of incorporation or bylaws, agreement, resolution of the shareholders, or condition expressly imposed by a court in approving a settlement; and (v) any acts for which elimination of liability is prohibited, including those described above.

     Further, the standard of care required to be met prior to allowing director indemnification under the CGCL is higher than under the DGCL, and the procedures required to obtain such indemnification are more restrictive. Accordingly, a director's right of indemnification is broader and more certain under the DGCL.

     Restriction on Sales of Stock. Neither the Synopsys Certificate of Incorporation and Bylaws nor the EPIC Articles of Incorporation and Bylaws provide for any restrictions on the transfer of outstanding shares, other, than those imposed by federal securities laws for shares offered under certain exempt transactions.

                     DESCRIPTION OF SYNOPSYS CAPITAL STOCK

     The authorized capital stock of Synopsys consists of 100,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

     As of January 31, 1997, there were approximately 40,930,373 shares of Synopsys Common Stock outstanding held of record by approximately 271 stockholders.

     Subject to preferences that may be applicable to any outstanding Preferred Stock (no shares of which are outstanding as of the date of this Joint Proxy Statement/Prospectus), holders of Synopsys Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Synopsys has not paid any cash dividends on its Common Stock and is prohibited by certain of its borrowing arrangements from paying cash dividends without prior approval from the lender. Each holder of Synopsys Common Stock is entitled to one vote for each share held of record by him or her and may not cumulate votes for the election of directors. In the event of a liquidation, dissolution or winding up of Synopsys, holders of Synopsys Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock (no shares of which are outstanding as of the date of this Joint Proxy Statement/Prospectus). Holders of Synopsys Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Synopsys Common Stock are fully paid and non-assessable.

     The transfer agent for Synopsys Common Stock is Boston EquiServe.

CERTAIN CHARTER PROVISIONS

     The Synopsys Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of Synopsys. See "Comparison of Rights of Holders of EPIC Common Stock and Holders of Synopsys Common Stock."

PREFERRED STOCK

     As of January 31, 1997, there were no shares of Synopsys Preferred Stock outstanding. The Synopsys Preferred Stock may be issued from time to time in one or more series. The Synopsys Board has authority to fix the designation, preferences, and rights of each such series and the qualifications, limitations and restrictions thereon and to increase or decrease the number of shares of such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders.

                                 LEGAL MATTERS


     The validity of the shares of Synopsys Common Stock to be issued in connection with the Merger will be passed upon for Synopsys by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California. Certain legal matters in connection with the Merger will be passed upon for EPIC by Wilson Sonsini Goodrich & Rosati, PC, Palo Alto, California.


                                    EXPERTS

     The Consolidated Financial Statements and Schedule of Synopsys, Inc. as of September 30, 1995 and 1996, and for each of the years in the three-year period ended September 30, 1996, have been included in the Registration Statement and Joint Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of EPIC as of September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 included elsewhere in this Joint Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   DATE FOR RECEIPT OF STOCKHOLDER PROPOSALS

     Synopsys. Proposals of stockholders of Synopsys that are intended to be presented by such stockholders at Synopsys' 1998 Annual Meeting of Stockholders must be received by Synopsys no later than September 16, 1997 in order that they may be included in the proxy statement and proxy relating to that meeting.

     EPIC. If the Merger is not consummated, EPIC will continue as an independent entity. In such case, proposals of shareholders of EPIC Common Stock that are intended to be presented by such shareholders at the EPIC 1998 Annual Meeting of Shareholders must be received by EPIC no later than September 12, 1997 in order that they may be considered for inclusion in the proxy statements and form of proxy related to that meeting.

           INDEX TO SYNOPSYS, INC. CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
  Report of Independent Auditors.....................................................   F-2
  Consolidated Statements of Income for the years ended September 30, 1994, 1995,
     1996............................................................................   F-3
  Consolidated Balance Sheets at September 30, 1995 and 1996.........................   F-4
  Consolidated Statements of Stockholders' Equity for the years ended September 30,
     1994, 1995 and 1996.............................................................   F-5
  Consolidated Statements of Cash Flows for the years ended September 30, 1994, 1995
     and 1996........................................................................   F-6
  Notes to Consolidated Financial Statements.........................................   F-7
  Condensed Consolidated Statements of Income for the three months ended December 31,
     1995 and 1996 (unaudited).......................................................  F-17
  Condensed Consolidated Balance Sheets at September 30, 1996 and December 31, 1996
     (unaudited).....................................................................  F-18
  Condensed Consolidated Statements of Cash Flows for the three months ended December
     31, 1995 and 1996 (unaudited)...................................................  F-19
  Notes to Condensed Consolidated Financial Statements (unaudited)...................  F-20

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Synopsys, Inc.:

     We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Palo Alto, California
October 18, 1996

                                 SYNOPSYS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Revenue:
  Product..................................................  $136,475     $180,873     $232,683
  Service..................................................    62,725       84,627      120,817
                                                             --------     --------     --------
          Total revenue....................................   199,200      265,500      353,500
                                                             --------     --------     --------
Cost of revenue:
  Product..................................................    14,374       15,570       16,510
  Service..................................................    13,398       15,039       22,383
                                                             --------     --------     --------
          Total cost of revenue............................    27,772       30,609       38,893
                                                             --------     --------     --------
Gross margin...............................................   171,428      234,891      314,607
Operating expenses:
  Research and development.................................    41,301       58,673       84,248
  Sales and marketing......................................    78,181      101,980      134,086
  General and administrative...............................    17,046       22,238       27,673
  Merger-related costs.....................................     7,400           --           --
  In-process research and development......................     5,900        9,200       39,700
                                                             --------     --------     --------
          Total operating expenses.........................   149,828      192,091      285,707
                                                             --------     --------     --------
Operating income...........................................    21,600       42,800       28,900
                                                             --------     --------     --------
Other income (expense):
  Interest income..........................................     3,035        6,282        8,509
  Interest and other expense...............................      (981)      (1,374)      (1,559)
                                                             --------     --------     --------
          Total other income...............................     2,054        4,908        6,950
                                                             --------     --------     --------
Income before income taxes.................................    23,654       47,708       35,850
Income tax provision.......................................     9,449       17,408       12,150
                                                             --------     --------     --------
Net income.................................................  $ 14,205     $ 30,300     $ 23,700
                                                             ========     ========     ========
Earnings per share.........................................  $    .36     $    .75     $    .57
                                                             ========     ========     ========
Weighted average common shares and equivalents where
  dilutive.................................................    39,038       40,416       41,553

                            See accompanying notes.

                                 SYNOPSYS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 91,193     $ 33,904
  Short-term investments...............................................   118,791      202,663
                                                                         --------     --------
     Cash and short-term investments...................................   209,984      236,567
  Accounts receivable, net of allowances of $2,813 and $3,661,
     respectively......................................................    42,863       61,085
  Prepaid expenses, deferred taxes and other...........................     9,681       19,975
                                                                         --------     --------
          Total current assets.........................................   262,528      317,627
                                                                         --------     --------
Property and equipment, net............................................    28,720       51,537
Capitalized software development costs, net of accumulated amortization
  of $1,680 and $2,805, respectively...................................     1,271        1,146
Long-term investment...................................................        --       30,495
Other assets...........................................................     5,052        8,162
                                                                         --------     --------
          Total assets.................................................  $297,571     $408,967
                                                                         ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $  8,563     $ 11,509
  Accrued liabilities..................................................    40,181       59,072
  Current portion of long-term debt....................................     4,061       11,580
  Income taxes payable.................................................     9,908       12,091
  Deferred revenue.....................................................    52,556       65,998
                                                                         --------     --------
          Total current liabilities....................................   115,269      160,250
                                                                         --------     --------
Long-term debt.........................................................        --       15,970
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares authorized and no
     shares outstanding................................................        --           --
  Common stock, $.01 par value; 100,000,000 shares authorized;
     38,970,504 and 40,434,563 shares outstanding, respectively........       390          404
  Additional paid-in capital...........................................   124,322      152,187
  Retained earnings....................................................    57,838       72,257
  Cumulative translation adjustment....................................      (248)        (402)
  Net unrealized gain on investment....................................        --        8,301
                                                                         --------     --------
     Total stockholders' equity........................................   182,302      232,747
                                                                         --------     --------
          Total liabilities and stockholders' equity...................  $297,571     $408,967
                                                                         ========     ========

                            See accompanying notes.

                                 SYNOPSYS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         COMMON STOCK       ADDITIONAL           CUMULATIVE    UNREALIZED
                                      -------------------   PAID-IN    RETAINED  TRANSLATION    GAIN ON     TREASURY
                                        SHARES     AMOUNT   CAPITAL    EARNINGS  ADJUSTMENT    INVESTMENT    STOCK      TOTAL
                                      ----------   ------   --------   -------   -----------   ----------   --------   --------
Balance at September 30, 1993.......  33,667,696    $337    $ 77,001   $12,786      $(760)       $   --     $     --   $ 89,364
Merger with Silicon Architects......   1,095,995      11         602       547         --            --           --      1,160
Issuance of Silicon Architects'
  common stock prior to the
  merger............................     247,476       3       2,981        --         --            --           --      2,984
Net exercise of warrants............      39,398      --         173        --         --            --           --        173
Stock issued under stock option and
  stock purchase plans..............   2,019,334      20       8,974        --         --            --           --      8,994
Tax benefit associated with exercise
  of stock options..................          --      --       6,700        --         --            --           --      6,700
Translation adjustment..............          --      --          --        --        148            --           --        148
Net income..........................          --      --          --    14,205         --            --           --     14,205
                                      ----------    ----    --------   -------      -----        ------     --------   --------
Balance at September 30, 1994.......  37,069,899     371      96,431    27,538       (612)           --           --    123,728
Net exercise of warrants............       7,432      --          90        --         --            --           --         90
Stock issued under stock option and
  stock purchase plans..............   1,893,173      19      19,701        --         --            --           --     19,720
Tax benefit associated with exercise
  of stock options..................          --      --       8,100        --         --            --           --      8,100
Translation adjustment..............          --      --          --        --        364            --           --        364
Net income..........................          --      --          --    30,300         --            --           --     30,300
                                      ----------    ----    --------   -------      -----        ------     --------   --------
Balance at September 30, 1995.......  38,970,504     390     124,322    57,838       (248)           --           --    182,302
Acquisition of treasury stock.......    (361,494)     --          --        --         --            --      (14,817)   (14,817)
Stock issued under stock option and
  stock purchase plans..............   1,825,553      14      22,424    (9,281)        --            --       14,817     27,974
Tax benefit associated with exercise
  of stock options..................          --      --       5,441        --         --            --           --      5,441
Translation adjustment..............          --      --          --        --       (154)           --           --       (154)
Net unrealized gain on investment...          --      --          --        --         --         8,301           --      8,301
Net income..........................          --      --          --    23,700         --            --           --     23,700
                                      ----------    ----    --------   -------      -----        ------     --------   --------
Balance at September 30, 1996.......  40,434,563    $404    $152,187   $72,257      $(402)       $8,301     $     --   $232,747
                                      ==========    ====    ========   =======      =====        ======     ========   ========

                            See accompanying notes.

                                 SYNOPSYS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                      -----------------------------------
                                                                        1994         1995         1996
                                                                      --------     --------     ---------
Cash flows from operating activities:
  Net income........................................................  $ 14,205     $ 30,300     $  23,700
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..................................    12,213       15,548        18,721
     Interest accretion on notes payable............................        --           --           470
     Provision for doubtful accounts and sales returns..............       443          913           848
     Tax benefit associated with stock options......................     6,700        8,100         5,441
     Deferred revenue...............................................    16,635       10,731        13,442
     Deferred taxes.................................................      (900)      (1,725)      (11,944)
     Merger-related costs...........................................     3,724           --            --
     In-process research and development............................     5,900        9,200        39,700
     Net changes in operating assets and liabilities:
       Accounts receivable..........................................   (13,343)      (9,078)      (19,070)
       Prepaid expenses and other...................................    (2,148)        (105)       (3,019)
       Other assets.................................................    (1,967)         793        (3,129)
       Accounts payable.............................................      (594)         927         2,946
       Accrued liabilities..........................................    12,290        4,156        17,993
       Income taxes payable.........................................       624        6,960         2,183
                                                                      --------     --------     ---------
          Net cash provided by operating activities.................    53,782       76,720        88,282
                                                                      --------     --------     ---------
Cash flows from investing activities:
  Change in short-term investments..................................   (30,761)     (29,519)      (83,872)
  Purchases of property and equipment...............................   (13,444)     (20,858)      (39,221)
  Purchase of technology and related costs..........................        --           --       (11,500)
  Purchase of long-term investment..................................        --           --       (17,500)
  Capitalization of software development costs......................    (1,539)      (1,000)       (1,000)
  Purchase of businesses, net of cash acquired......................    (4,512)      (6,265)           --
                                                                      --------     --------     ---------
          Net cash used in investing activities.....................   (50,256)     (57,642)     (153,093)
                                                                      --------     --------     ---------
Cash flows from financing activities:
  Principal payments under capital lease obligations................      (386)          --            --
  Principal payments under debt obligations.........................        --           --        (5,481)
  Proceeds from sale of common stock, net...........................    12,151       19,810        27,974
  Purchases of treasury stock.......................................        --           --       (14,817)
                                                                      --------     --------     ---------
          Net cash provided by financing activities.................    11,765       19,810         7,676
                                                                      --------     --------     ---------
Effect of exchange rate changes on cash.............................       148          364          (154)
                                                                      --------     --------     ---------
Net increase (decrease) in cash and cash equivalents................    15,439       39,252       (57,289)
Cash and cash equivalents, beginning of year........................    36,502       51,941        91,193
                                                                      --------     --------     ---------
Cash and cash equivalents, end of year..............................  $ 51,941     $ 91,193     $  33,904
                                                                      ========     ========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest.......................................................  $     --     $     --     $     685
     Income taxes...................................................  $  1,218     $  1,946     $  16,400
  Non-cash transactions:
     Purchase of technology for notes...............................  $     --     $     --     $  28,500

                            See accompanying notes.

                                 SYNOPSYS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year End -- Synopsys, Inc. (Synopsys or the Company), has a fiscal year end that ends on the Saturday nearest September 30. Fiscal 1994, 1995, and 1996 were 52-week years. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Foreign Currencies -- The functional currency of Synopsys' foreign subsidiaries is the local currency. Synopsys translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity. The net gains and losses resulting from hedging intercompany balances were not significant.

     Revenue Recognition -- Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. License revenue is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. When the Company receives advance payment for software products, such payments are recorded as advances and recognized as revenue when products are actually shipped. The Company has fulfilled certain orders by shipping the product and providing a temporary access key for software usage. Revenue is deferred until the Company provides a production key and collectability is reasonably assured. Revenue from systems products is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. Revenue from subscriptions is deferred and recognized ratably over the term that subscription services are provided, generally twelve months. Maintenance and support revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training and consulting is recognized as the service is performed.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of property and equipment (three to five years) or the term of the applicable lease. Property and equipment detail is as follows (in thousands):

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Computer and other equipment...................................  $ 46,801     $ 72,626
    Furniture and fixtures.........................................     8,174       10,844
    Leasehold improvements.........................................     4,518        9,025
                                                                     --------     --------
                                                                       59,493       92,495
    Less accumulated depreciation and amortization.................   (30,773)     (40,958)
                                                                     --------     --------
                                                                     $ 28,720     $ 51,537
                                                                     ========     ========

     Software Development Costs -- Capitalization of computer software development costs begins upon the establishment of technological feasibility. Software development costs capitalized were approximately $1,539,000, $1,000,000, and $1,000,000 in fiscal 1994, 1995, and 1996, respectively.

     Amortization of computer software development costs is computed as the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Amortization amounted to approximately $1,229,000, $879,000, and $1,125,000 in fiscal 1994, 1995, and
1996, respectively.

                                 SYNOPSYS, INC.

     Stock Split -- On August 14, 1995, the Company announced a two-for-one stock split of its common stock payable in the form of a stock dividend which was distributed on September 8, 1995, to holders of record on August 25, 1995. All share, per share, authorized, common stock, and additional paid-in capital amounts have been restated for all periods presented to reflect the stock split.

     Earnings Per Share -- Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method.

     Cash Equivalents and Short-Term Investments -- The Company considers all highly liquid investments with a maturity of less than three months at the time of purchase to be cash equivalents. Short-term investments include tax-exempt municipal securities which have underlying maturities of less than one year or contain put options that are either supported by a letter of credit from a top-rated bank or insurance company or are over collateralized for redemption at par at the reset date. Therefore, the underlying maturity for certain items may exceed one year. At September 30, 1996, the underlying maturities of the short-term investments are as follows: $106,837,000 within one year, $2,080,000 within one to five years, $10,015,000 within five to ten years, and $83,731,000 after ten years.

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All cash equivalents, short-term investments, and noncurrent investments have been classified as available-for-sale securities and consisted of the following (in thousands):

                                                                 SEPTEMBER 30, 1995
                                                    ---------------------------------------------
                                                                                         ESTIMATED
                                                                 UNREALIZED  UNREALIZED    FAIR
                                                      COST        GAINS      LOSSES       VALUE
                                                    --------     -------     -------     --------
Classified as current assets:
  Tax-exempt commercial paper.....................  $ 34,533     $    --     $    --     $ 34,533
  Tax-exempt municipal obligations................    65,889          --          --       65,889
  Money market preferred stock....................    43,384          --          --       43,384
  Municipal auction rate preferred stock..........     9,518          --          --        9,518
                                                    --------     -------     -------     --------
          Total securities........................  $153,324     $    --     $    --     $153,324
                                                    ========     =======     =======     ========

                                                                 SEPTEMBER 30, 1996
                                                    ---------------------------------------------
                                                                                         ESTIMATED
                                                                 UNREALIZED  UNREALIZED    FAIR
                                                      COST        GAINS      LOSSES       VALUE
                                                    --------     -------     -------     --------
Classified as current assets:
  Tax-exempt commercial paper.....................  $  6,000     $    --     $    --     $  6,000
  Tax-exempt municipal obligations................   107,712          --          --      107,712
  Money market preferred stock....................    77,005          --          --       77,005
  Municipal auction rate preferred stock..........    17,946          --          --       17,946
                                                    --------     -------     -------     --------
                                                     208,663          --          --      208,663
Classified as non-current assets:
  Equity securities...............................    17,500      12,995          --       30,495
                                                    --------     -------     -------     --------
          Total securities........................  $226,163     $12,995     $    --     $239,158
                                                    ========     =======     =======     ========

     At September 30, 1995, $34,533,000 and $118,791,000 are classified as cash equivalents and short-term investments, respectively. At September 30, 1996, $6,000,000 and $202,663,000 are classified as cash equivalents and short-term investments, respectively. The adjustment to unrealized holding gains on available-

                                 SYNOPSYS, INC.

for-sale securities included as a separate component of stockholders' equity totaled $8,301,000, net of tax, in 1996. See Note 2 of Notes to Consolidated Financial Statements. Gains and losses on sales of securities have not been material.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short and long-term investments, and trade receivables. The Company invests its excess cash in municipal obligations, commercial paper, and in money market preferred stock of companies with strong credit ratings. These investments typically bear minimal risk. This diversification of risk is consistent with the Company's policy to ensure safety of principal and maintain liquidity.

     The Company sells its products to a large number of customers in diversified industries, primarily in the United States, Europe, and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Notes receivable of $2,740,000 have been discounted with a financial institution, and the Company remains contingently liable for these notes. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

     Accrued Liabilities -- The Company makes estimates and assumptions that affect the reported amounts of accrued liabilities. Actual expenses could differ from these estimates. Accrued liabilities are as follows (in thousands):

                                                                          SEPTEMBER 30,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Payroll and related benefits.....................................  $21,918     $33,330
    Other accrued liabilities........................................   18,263      25,742
                                                                       -------     -------
                                                                       $40,181     $59,072
                                                                       =======     =======

     Income Taxes -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which uses the asset-and-liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance must be established.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

     Fair Value of Financial Instruments -- The Financial Accounting Standards Board's SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash, accounts receivable, accounts payable, long-term debt and foreign currency contracts, approximates the carrying amount.

     New Accounting Pronouncements -- The Financial Accounting Standards Board recently adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans, including employee stock purchase plans and stock option plans. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995 and

                                 SYNOPSYS, INC.

provides an alternative to Accounting Principles Board's Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Management plans to continue to account for its employee stock plans under APB No. 25 for purposes of measurement of compensation expense. Accordingly, adoption of SFAS No. 123 will not have a material effect on the Company's consolidated results of operations.

     The Financial Accounting Standards Board recently adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which is effective for fiscal years beginning after September 1, 1996. This statement requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The adoption of SFAS No. 121 is not expected to have a material impact on the Company's consolidated results of operations.

     Reclassifications -- Certain amounts reported in previous years have been reclassified to conform to the fiscal 1996 presentation.

NOTE 2.  PURCHASE OF TECHNOLOGY AND STRATEGIC INVESTMENTS

     On February 1, 1996, the Company and International Business Machines Corporation (IBM) entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the Agreement). Pursuant to the Agreement, the Company acquired certain in-process research and development technology and a non-exclusive license to sublicense and to use certain existing IBM electronic design automation (EDA) technology and the underlying intellectual property, and licensed certain of its EDA-related intellectual property to IBM. In addition, the Company and IBM are jointly developing new EDA products in the areas of synthesis, test methodology, design planning, and static timing sign-off. The Company will have sole ownership of synthesis products and the exclusive right to market test, design planning, and static timing products (subject to certain rights of IBM upon termination of the Agreement). In accordance with the Agreement, the Company paid IBM $11,000,000 in cash and issued $30,000,000 in notes, which bear interest at three percent, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28,500,000, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39,700,000 in the second quarter of fiscal 1996. As of September 30, 1996, the notes had a balance of $24,470,000, of which $15,970,000 is included in long-term debt. The carrying amount of the debt, including the long-term portion, approximates the fair value.

     On May 7, 1996, the Company and Cooper and Chyan Technology, Inc. (CCT), a developer of routing technology for printed circuit boards and integrated circuits, entered into a strategic relationship. As part of this strategic relationship, the Company purchased 1,206,542 shares, approximately 9.9 percent of the outstanding shares of CCT, for $14.50 per share. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment has been classified as "available for sale," and an unrealized gain of $8,301,000, net of taxes, was recorded as a separate component of stockholders' equity during fiscal year 1996. CCT and Cadence Design Systems, Inc. recently announced that they had reached an agreement to merge. The Company is evaluating the effect of such a merger on its relationship with CCT.

NOTE 3.  MERGERS

     Logic Modeling Corporation -- On February 16, 1994, the Company issued approximately 5,200,000 shares of its common stock in exchange for all the outstanding shares of capital stock, vested stock options, and warrants of Logic Modeling Corporation (LMC), a developer of simulation models and modeling

                                 SYNOPSYS, INC.

technologies for the verification of electronic designs. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods.

     In fiscal 1994, in connection with the LMC merger, the Company recorded related costs of approximately $7,400,000, primarily for transaction costs and elimination of duplicate facilities and equipment. These estimated costs were reduced by $900,000 in fiscal 1995.

     Silicon Architects -- On May 10, 1995, the Company issued approximately 1,400,000 shares of its common stock in exchange for all the outstanding shares of capital stock and warrants of Silicon Architects, a developer of design technology for complex application specific integrated circuits (ASICs) and application specific standard products (ASSPs). Additionally, options to acquire shares of Silicon Architects' common stock were exchanged for options to acquire approximately 148,000 shares of the Company's common stock. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods. Total revenue and net income for the individual entities are as follows (in thousands):

                                                                           SILICON
                                                              SYNOPSYS     ARCHITECTS  COMBINED
                                                              --------     -------     --------
Six months ended March 31, 1995:
  Total revenue.............................................  $120,500     $ 3,400     $123,900
  Net income (loss).........................................    16,140         (16)      16,124
Year ended September 30, 1994:
  Total revenue.............................................   196,000       3,200      199,200
  Net income (loss).........................................    15,750      (1,545)      14,205

     In connection with this merger, the Company recorded related costs of approximately $900,000, primarily consisting of contract cancellation charges, transaction fees, and the elimination of duplicate facilities and equipment.

NOTE 4.  ACQUISITIONS

     CADIS GmbH AND ARCAD SA -- On May 31, 1994, the Company acquired all the outstanding stock of Cadis GmbH (Cadis) for approximately $3,600,000 in cash and notes. Cadis was a software developer specializing in digital signal processing design. On September 30, 1994, the Company acquired all the outstanding stock of Arcad SA (Arcad) for approximately $1,500,000 in cash and notes. Arcad was a software developer of VHDL models specializing in telecommunications standards. These acquisitions were accounted for by the purchase method of accounting, and the results of operations of Cadis and Arcad are included in the Company's consolidated results of operations since the dates of the acquisitions. The purchase price, acquisition costs, and net liabilities assumed total $7,300,000, of which $5,900,000 was allocated to in-process research and development expense.

     Arkos Design, Inc. -- On June 28, 1995, the Company acquired all the outstanding securities of ARKOS Design, Inc. (ARKOS) for approximately $9,300,000 in cash and notes. The notes had a balance of $3,100,000 at September 30, 1996, mature at various dates through 2005, contain certain provisions that could accelerate maturity, and are included in current liabilities. The Company recently introduced a product based on ARKOS technology that supports high-speed validation of integrated circuits (ICs). The acquisition was accounted for by the purchase method of accounting, and the results of operations of ARKOS are included in the Company's consolidated results since the date of the acquisition. The purchase price, acquisition costs, and net liabilities assumed total $9,700,000, of which $9,200,000 was allocated to in-process research and development expense.

                                 SYNOPSYS, INC.

NOTE 5.  COMMON STOCK

     Stock Repurchase Program -- In May 1996, the Company announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market over the next 24 months. During fiscal 1996, the Company purchased 361,494 shares at an average price of approximately $41.00 per share. The repurchased shares are available for use under the Company's employee stock plans and for other corporate purposes. All shares repurchased during fiscal 1996 were reissued by the end of the year.

     Stock Options -- Under the Company's 1992 Stock Option Plan (the Plan) and its predecessor, the 1988 Restricted Stock Plan, the Board of Directors may grant options or rights to purchase shares of the Company's stock to eligible individuals at not less than 100% of the fair market value of those shares on the grant date. Under both plans, the shares and stock options issued to new employees typically vest 25% after one year with the remaining shares and options vesting on a pro rata basis over the following 36 months, and shares and stock options issued to existing employees typically vest on a pro rata basis over 48 months or 16 quarters.

     In October 1994, the Company adopted the 1994 Non-Employee Directors Stock Option Plan (the Directors Plan) and reserved 200,000 shares for issuance. Under the Directors Plan, each non-employee member of the Board of Directors (the Board) is automatically granted an option to purchase 20,000 shares of the Company's stock upon initial appointment or election to the Board, and 5,000 shares of the Company's stock upon reelection to the Board at not less than 100% of the fair market value of those shares at the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board vest 100% after the fourth year of continuous service.

     Prior to the mergers, Silicon Architects had a stock option plan and LMC had a separate set of stock option plans. Both the Silicon Architects and LMC plans were terminated as to future grants upon completion of each of the mergers. Each outstanding option to acquire Silicon Architects stock was converted to an option to acquire approximately .18 share of the Company's common stock and each outstanding option to acquire LMC stock was converted to an option to acquire approximately .14 share of the Company's common stock, under terms similar to the terms of the Plan.

     The following table summarizes stock option activity for the three years ended September 30, 1996. Stock option activity in fiscal 1994 includes LMC activity prior to the merger. Stock option activity in fiscal 1994 and 1995 includes Silicon Architects' activity prior to the merger.

                                                                        OPTIONS OUTSTANDING
                                                     SHARES       --------------------------------
                                                   AVAILABLE        SHARES        PRICE PER SHARE
                                                   ----------     ----------     -----------------
Balances at September 30, 1993...................     918,448      5,530,710     $ .0625 - $24.375
  Merger with Silicon Architects.................     185,498         56,026     $ .0140 - $ .7007
  Additional shares authorized...................   2,544,298             --
  Granted........................................  (2,520,958)     2,520,958     $ 1.205 - $25.000
  Exercised......................................          --     (1,738,484)    $ .0625 - $22.125
  Canceled.......................................     382,026       (466,216)    $ .1125 - $25.000
                                                   ----------     ----------
Balances at September 30, 1994...................   1,509,312      5,902,994     $ .0140 - $25.000
  Additional shares authorized...................   2,083,884             --
  Granted........................................  (3,448,537)     3,448,537     $ 1.205 - $33.500
  Exercised......................................          --     (1,645,817)    $ .0140 - $29.875
  Canceled.......................................     479,891       (538,338)    $ .0140 - $32.750
                                                   ----------     ----------

                                 SYNOPSYS, INC.

                                                     SHARES             OPTIONS OUTSTANDING
                                                   AVAILABLE        SHARES        PRICE PER SHARE
                                                   ----------     ----------     -------------------
Balances at September 30, 1995...................     624,550      7,167,376     $ .1125 - $33.500
  Additional shares authorized...................   2,089,937             --
  Granted........................................  (2,228,133)     2,228,133     $29.125 - $47.281
  Exercised......................................          --     (1,514,864)    $ .1125 - $37.000
  Canceled.......................................     614,791       (631,066)    $ 1.205 - $37.000
                                                   ----------     ----------
Balances at September 30, 1996...................   1,101,145      7,249,579     $ .1125 - $47.281
                                                   ==========     ==========

     At September 30, 1996, 2,629,140 options were exercisable at prices ranging from $.1125 to $44.50 per share.

     Employee Stock Purchase Plan -- In January 1992, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan, under which a total of 1,750,000 shares have been reserved for issuance as of September 30, 1996. Under the plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of: (i) the fair market value of the shares at the beginning of a rolling two-year offering period, or: (ii) the end of each semi-annual purchase period. During fiscal 1994, 1995, and 1996, shares totaling 280,850, 247,356, and 310,689, respectively, were issued under the plan at average prices of $9.57, $17.22, and $18.84 per share, respectively.

NOTE 6.  LINES OF CREDIT AND COMMITMENTS

     To facilitate foreign currency forward contracts, the Company has three foreign exchange lines of credit totaling $169,000,000, which expire in October 1996, May 1997, and June 1997. The Company enters into forward exchange contracts to hedge foreign currency denominated intercompany balances. Gains and losses on contracts to hedge foreign currency commitments are recognized during the periods in which the related instruments are outstanding. At September 30, 1996, the Company had outstanding forward contracts in yen and European currencies totaling approximately $4,078,000. The forward exchange contracts are valued at prevailing market rates. The net gains and losses resulting from hedging intercompany balances were not significant.

     The Company leases its facilities and certain office equipment under operating lease agreements. The Company's current corporate facility lease expires in February 2003 and provides for graduated rental payments. The Company has entered into an additional corporate facility lease. The facility is under construction and the lease expires ten years after occupancy. The Company is amortizing the total rent payments over the lease term on a straight-line basis. At September 30, 1996 future minimum lease payments under operating leases are:
1997 -- $12,443,000; 1998 -- $14,235,000; 1999 -- $14,112,000; 2000 --
$13,252,000; 2001 -- $12,963,000; and $34,802,000 thereafter. Total rent expense under operating leases was approximately $9,517,000, $12,490,000, and $14,441,000 in fiscal 1994, 1995, and 1996, respectively.

NOTE 7.  INCOME TAXES

     As discussed in Note 1, the Company accounts for income taxes in accordance with SFAS No. 109.

     The Company is entitled to a deduction for federal and state tax purposes with respect to employees' stock option activity. The net reduction in taxes otherwise payable arising from that deduction has been credited to additional paid-in capital.

     At September 30, 1996, the Company had net operating loss carryovers in foreign jurisdictions of approximately $700,000 which are available to offset future taxable income, if any, in those jurisdictions. For U.S. federal income tax purposes, the Company had research tax credit carryforwards of approximately

                                 SYNOPSYS, INC.

$3,300,000 expiring in fiscal years 2009 through 2011, and alternative minimum tax credit carryforwards of approximately $400,000, which do not expire. In addition, the Company had research tax credit carryforwards for state income tax purposes of approximately $1,200,000, which do not expire.

     A net deferred tax asset of $2,625,000 and $9,900,000 is included in prepaid expenses, deferred taxes, and other at September 30, 1995 and 1996, respectively. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Deferred tax assets:
      Net operating loss carryovers................................  $    816     $    400
      Tax credit carryovers........................................     6,788        4,885
      Deferred revenue.............................................     5,991       10,891
      Joint venture and acquisition costs..........................        --       12,985
      Reserves and other expenses not currently deductible.........     5,616        9,354
      Depreciation and amortization................................       476           --
                                                                     --------     --------
      Total gross deferred tax asset...............................    19,687       38,515
      Less valuation allowance.....................................   (15,896)     (23,525)
                                                                     --------     --------
      Deferred tax asset...........................................     3,791       14,990
                                                                     --------     --------
    Deferred tax liabilities:
      Unrealized foreign exchange gain.............................      (708)          --
      Unrealized gain on securities................................        --       (4,669)
      Net capitalized software development costs...................      (458)        (421)
                                                                     --------     --------
      Deferred tax liability.......................................    (1,166)      (5,090)
                                                                     --------     --------
    Net deferred tax asset.........................................  $  2,625     $  9,900
                                                                     ========     ========

     The change in the valuation allowance was a net decrease of $4,510,000 during fiscal 1995 and a net increase of $7,629,000 during fiscal 1996. The valuation allowance applies primarily to those U.S. federal and state timing items that are expected to be deductible at a point in the future when taxable income is uncertain.

     Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of September 30, 1996, will be allocated as follows (in thousands):

    Income tax benefit........................................................  $  5,435
    Additional paid-in capital................................................    18,090
                                                                                 -------
                                                                                $ 23,525
                                                                                 =======

     Income before income taxes consisted of (in thousands):

                                                               YEAR ENDED SEPTEMBER 30,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
    United States.........................................  $22,230     $42,178     $30,831
    Foreign...............................................    1,424       5,530       5,019
                                                            -------     -------     -------
                                                            $23,654     $47,708     $35,850
                                                            =======     =======     =======

                                 SYNOPSYS, INC.

     The significant components of the provision for income taxes are as follows (in thousands):

                                                                YEAR ENDED SEPTEMBER 30,
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
    Current:
      Federal..............................................  $  965     $ 3,730     $ 9,907
      State................................................     146       1,475       1,415
      Foreign..............................................     928       2,420       2,662
                                                               ----      ------      ------
                                                              2,039       7,625      13,984
                                                               ----      ------      ------
    Deferred:
      Federal..............................................      --          --      (6,650)
      State................................................      --          --        (950)
      Foreign..............................................    (250)        (21)        325
                                                               ----      ------      ------
                                                               (250)        (21)     (7,275)
                                                               ----      ------      ------
    Reduction in goodwill for the foreign tax benefit from
      utilization of acquired company's tax attributes.....     960       1,704          --
    Charge equivalent to the federal and state tax benefit
      related to
      employee stock options...............................   6,700       8,100       5,441
                                                               ----      ------      ------
                                                              7,660       9,804       5,441
                                                               ----      ------      ------
    Provision for income taxes.............................  $9,449     $17,408     $12,150
                                                               ====      ======      ======

     The provision for income taxes differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

                                                                YEAR ENDED SEPTEMBER 30,
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
    Statutory federal tax..................................  $8,279     $16,698     $12,548
    State tax, net of federal benefit......................     524       1,086       1,237
    Tax benefit from foreign sales corporation.............    (452)       (971)     (1,551)
    Tax exempt income......................................    (789)     (1,849)     (2,579)
    Research and development tax credits...................    (666)       (950)       (503)
    Foreign tax in excess of U.S. statutory tax............     753         370         377
    Non-deductible merger and acquisition expenses and
      other................................................   1,800       3,024       2,621
                                                             ------     -------     -------
                                                             $9,449     $17,408     $12,150
                                                             ======     =======     =======

NOTE 8.  WORLDWIDE OPERATIONS

     The Company operates in a single industry segment, the development, marketing, and support of electronic design automation software and systems products. The Company markets its products through several wholly-owned foreign subsidiaries.

                                 SYNOPSYS, INC.

     The Company's operations by geographic area were as follows (in thousands):

                                                             YEAR ENDED SEPTEMBER 30,
                                                       ------------------------------------
                                                         1994         1995          1996
                                                       --------     ---------     ---------
    Revenue
      North America..................................  $184,977     $ 237,690     $ 325,346
      Europe.........................................    41,480        52,342        64,805
      Pacific Rim....................................    53,010        85,671       108,397
      Transfers between geographic areas.............   (80,267)     (110,203)     (145,048)
                                                       --------     ---------     ---------
    Consolidated.....................................  $199,200     $ 265,500     $ 353,500
                                                       --------     ---------     ---------
    Operating income:
      North America..................................  $ 16,992     $  20,220     $  31,653
      Europe.........................................     7,686         9,606         9,765
      Pacific Rim....................................    10,222        22,174        27,182
      Corporate and other............................   (13,300)       (9,200)      (39,700)
                                                       --------     ---------     ---------
    Consolidated.....................................  $ 21,600     $  42,800     $  28,900
                                                       --------     ---------     ---------
    Identifiable assets:
      North America..................................  $ 67,841     $  73,771     $ 138,813
      Europe.........................................    16,586        20,061        24,216
      Pacific Rim....................................    27,193        31,962        27,903
      Corporate assets and eliminations..............   100,329       171,777       218,035
                                                       --------     ---------     ---------
    Consolidated.....................................  $211,949     $ 297,571     $ 408,967
                                                       ========     =========     =========

     Transfers between geographic areas represent both intercompany product and service revenue accounted for at prices representative of unaffiliated party transactions, and export shipments directly to customers. In fiscal 1996, identifiable assets in the Pacific Rim include $12,788,000 of accounts receivable from customers located in Japan. Management believes allowances are adequate to cover any uncollected amounts. Corporate assets consist primarily of cash and investments. In 1994, 1995, and 1996, no customer accounted for more than ten percent of revenue.

                                 *  *  *  *  *

                                 SYNOPSYS, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995        1996
                                                                          --------     -------
Revenue:
  Product...............................................................  $ 53,749     $66,160
  Service...............................................................    25,251      36,340
                                                                          --------     -------
          Total revenue.................................................    79,000     102,500
                                                                          --------     -------
Cost of revenue:
  Product...............................................................     3,593       5,811
  Service...............................................................     4,741       6,391
                                                                          --------     -------
          Total cost of revenue.........................................     8,334      12,202
                                                                          --------     -------
Gross margin............................................................    70,666      90,298
                                                                          --------     -------
Operating expenses:
  Research and development..............................................    18,202      24,882
  Sales and marketing...................................................    30,323      37,048
  General and administrative............................................     6,341       7,968
                                                                          --------     -------
          Total operating expenses......................................    54,866      69,898
                                                                          --------     -------
Operating income........................................................    15,800      20,400
Other income, net.......................................................     1,850       3,700
                                                                          --------     -------
Income before income taxes..............................................    17,650      24,100
Provision for income taxes..............................................     6,000       7,950
                                                                          --------     -------
Net income..............................................................  $ 11,650     $16,150
                                                                          ========     =======
Earnings per share......................................................  $    .28     $   .38
                                                                          ========     =======
Weighted average common shares and equivalents..........................    41,632      42,993

                            See accompanying notes.

                                 SYNOPSYS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     SEPTEMBER 30,
                                                                         1996
                                                                     -------------     DECEMBER 31,
                                                                                           1996
                                                                                       ------------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................    $  33,904         $ 33,499
  Short-term investments...........................................      202,663          198,041
                                                                     -------------     ------------
     Cash and short-term investments...............................      236,567          231,540
  Accounts receivable, net of allowances of $3,661 and $3,446......       61,085           64,879
  Prepaid expenses, deferred taxes and other.......................       19,975           23,918
                                                                     -------------     ------------
          Total current assets.....................................      317,627          320,337
                                                                     -------------     ------------
Property and equipment, net........................................       51,537           55,938
Capitalized software development costs, net of accumulated
  amortization of $2,805 and $3,076................................        1,146            1,125
Long-term investments..............................................       30,495           38,305
Other assets.......................................................        8,162           10,572
                                                                     -------------     ------------
          Total assets.............................................    $ 408,967         $426,277
                                                                      ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.........................    $  70,581         $ 58,301
  Current portion of long-term debt................................       11,580           10,962
  Income taxes payable.............................................       12,091           12,881
  Deferred revenue.................................................       65,998           64,147
                                                                     -------------     ------------
          Total current liabilities................................      160,250          146,291
                                                                     -------------     ------------
Long-term debt.....................................................       15,970           14,122
Deferred compensation..............................................           --            1,584
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares authorized; no
     shares outstanding............................................           --               --
  Common stock, $.01 par value; 100,000,000 shares authorized;
     40,434,563 and 40,779,853 shares outstanding..................          404              408
  Additional paid-in capital.......................................      152,187          172,165
  Retained earnings................................................       72,257           87,398
  Cumulative translation adjustment................................         (402)            (353)
  Net unrealized gain on investment................................        8,301           12,401
  Treasury stock, at cost..........................................           --           (7,739)
                                                                     -------------     ------------
          Total stockholders' equity...............................      232,747          264,280
                                                                     -------------     ------------
          Total liabilities and stockholders' equity...............    $ 408,967         $426,277
                                                                      ==========       ==========

                            See accompanying notes.

                                 SYNOPSYS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS; UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                              DECEMBER 31,
                                                                          --------------------
                                                                           1995         1996
                                                                          -------     --------
Cash flows from operating activities:
  Net income............................................................  $11,650     $ 16,150
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization......................................    3,455        6,324
     Interest accretion on notes payable................................       --          152
     Provision for doubtful accounts and sales returns..................       70         (215)
     Tax benefit associated with stock options..........................    1,000        9,406
     Deferred revenue...................................................    7,694       (1,851)
     Deferred taxes.....................................................       --       (4,406)
     Gain on sale of long-term investment...............................       --       (2,000)
     Net change in assets and liabilities:
       Accounts receivable..............................................   (2,100)      (3,579)
       Prepaid expenses and other.......................................     (243)      (1,843)
       Other assets.....................................................       13       (2,410)
       Accounts payable and accrued liabilities.........................   (6,478)     (12,578)
       Income taxes payable.............................................   (5,089)         790
       Deferred compensation............................................       --        1,584
                                                                          -------     --------
          Net cash provided by operating activities.....................    9,972        5,524
Cash flows from investing activities:
  Proceeds from sale of long-term investment............................       --        3,782
  Purchase of long-term investment......................................       --       (3,186)
  Change in short-term investments......................................   (1,856)       4,622
  Purchases of property and equipment...................................   (7,099)     (10,155)
  Capitalization of software development costs..........................     (250)        (250)
                                                                          -------     --------
          Net cash used in investing activities.........................   (9,205)      (5,187)
Cash flows from financing activities:
  Principal payments on debt obligations................................       --       (2,618)
  Proceeds from sale of common stock, net...............................    5,204       11,316
  Purchases of treasury stock...........................................       --       (9,489)
                                                                          -------     --------
          Net cash provided (used) by financing activities..............    5,204         (791)
                                                                          -------     --------
Effect of exchange rate changes on cash.................................       (1)          49
                                                                          -------     --------
Net increase (decrease) in cash and cash equivalents....................    5,970         (405)
Cash and cash equivalents, beginning of period..........................   91,193       33,904
                                                                          -------     --------
Cash and cash equivalents, end of period................................  $97,163     $ 33,499
                                                                          =======     ========
Supplemental Disclosure:
  Cash paid during the period for:
     Interest...........................................................  $    --     $    214
                                                                          =======     ========
     Income taxes.......................................................  $10,123     $  2,446
                                                                          =======     ========

                            See accompanying notes.

                                 SYNOPSYS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments which in the opinion of management are necessary to fairly state Synopsys' and its subsidiaries' condensed consolidated financial position, the results of their operations, and their cash flows for the periods presented. These financial statements should be read in conjunction with Synopsys' Annual Report to Stockholders for the year ended September 30, 1996. For financial reporting purposes, Synopsys reports on a 13-week quarter and a 52 or 53-week year. For presentation purposes, the consolidated financial statements refer to the quarter's calendar month end. The consolidated results of operations for the period ended December 31, 1996 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire fiscal year.

2.  EARNINGS PER SHARE

     Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method.

3.  LONG-TERM INVESTMENTS

     In May 1996, Synopsys purchased 1,206,542 shares, approximately 9.9 percent of the outstanding shares of Cooper and Chyan Technology, Inc. (CCT), for $14.50 per share, pursuant to a strategic relationship between the companies. In accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment has been classified as "available for sale." In October 1996, CCT and Cadence Design Systems, Inc. announced that they had reached an agreement to merge. It is currently Synopsys' intent to dispose of the investment over time, however, there can be no assurance that the Company will be successful in doing so. Accordingly, the investment has been classified as a long-term asset. During the first quarter of fiscal year 1997, Synopsys sold 122,889 shares of CCT and realized a gain of approximately $2.0 million. In addition, the net unrealized gain recorded as a separate component of stockholders' equity increased by $4.1 million during the first quarter.

     In December 1996, Synopsys made an investment of $3.2 million in a company which is not publicly traded. The investment is carried at cost and is included in long-term investments.

4.  LONG-TERM DEBT

     In February 1996, Synopsys and International Business Machines Corporation ("IBM") entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the "Agreement"). In accordance with the Agreement, Synopsys paid IBM $11.0 million in cash and issued $30.0 million in notes, which bear interest at 3%, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28.5 million, using a discount rate commensurate with the risks involved. As of December 31, 1996, the notes had a balance of $22.4 million, of which $14.1 million is included in long-term obligations. The carrying amount of the debt, including the long-term portion, approximates the fair value.

5.  DEFERRED COMPENSATION

     Synopsys has established the Synopsys Deferred Compensation Plan that allows certain eligible employees to defer a portion of their compensation. The deferred compensation and accumulated earnings is accrued but unfunded. Such deferred compensation is included in long-term liabilities.

                                 SYNOPSYS, INC.

6. SUBSEQUENT EVENTS

     On January 16, 1997, Synopsys announced a definitive agreement to merge with EPIC Design Technology, Inc., a developer of design automation tools for deep submicron design in the area of integrated circuit power, timing, and reliability analysis. The transaction will result in 0.7485 shares of Synopsys Common Stock being issued in exchange for each share of EPIC Common Stock outstanding on the effective date of the Merger. Additionally, outstanding options to purchase EPIC Common Stock will be exchanged for options to purchase Synopsys Common Stock, based on the same Exchange Ratio. As of December 31, 1996 EPIC had 13.7 million shares of Common Stock outstanding. The transaction is subject to stockholder and regulatory approvals. The merger is intended to be accounted for as a pooling of interests.

                          EPIC DESIGN TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Independent Auditors' Report.........................................................  F-23
Consolidated Balance Sheets at September 30, 1995 and 1996...........................  F-24
Consolidated Statements of Operations for the Years Ended September 30, 1994, 1995
  and 1996...........................................................................  F-25
Consolidated Statements of Shareholders' Equity for the Years Ended September 30,
  1994, 1995 and 1996................................................................  F-26
Consolidated Statements of Cash Flows for the Years Ended September 30, 1994, 1995
  and 1996...........................................................................  F-27
Notes to Consolidated Financial Statements...........................................  F-28
Condensed Consolidated Balance Sheets at September 30, 1996 and December 31, 1996
  (Unaudited)........................................................................  F-36
Condensed Consolidated Statements of Income for the Three Months Ended December 31,
  1995 and 1996 (Unaudited)..........................................................  F-37
Condensed Consolidated Statements of Cash Flows for the Three Months Ended December
  31, 1995 and 1996 (Unaudited)......................................................  F-38
Notes to Condensed Consolidated Financial Statements (Unaudited).....................  F-39

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of EPIC Design Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of EPIC Design Technology, Inc. and subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EPIC Design Technology, Inc. and subsidiaries at September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
October 11, 1996

                          EPIC DESIGN TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
ASSETS
Current assets:
  Cash and equivalents...................................................  $11,247     $13,259
  Short-term investments.................................................   16,671      26,268
  Accounts receivable (net of allowances of $79 in 1995 and $216 in
     1996)...............................................................    2,937       6,300
  Prepaid expenses and other assets......................................      607       1,026
  Deferred income taxes..................................................      978       1,647
                                                                           -------     -------
     Total current assets................................................   32,440      48,500
Property and equipment -- net............................................    2,337       4,496
Other assets.............................................................    1,004       1,795
                                                                           -------     -------
          TOTAL..........................................................  $35,781     $54,791
                                                                           =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................................  $   878     $ 1,091
  Income taxes payable...................................................      414       1,538
  Accrued liabilities....................................................    4,529      11,336
  Deferred revenue and customer deposits.................................    3,035       3,772
                                                                           -------     -------
     Total current liabilities...........................................    8,856      17,737
                                                                           -------     -------
Commitments (Note 7)
Shareholders' equity:
  Preferred stock, no par value: 5,000 shares authorized; none
     outstanding.........................................................       --          --
  Common stock, no par value: 20,000 shares authorized; shares
     outstanding: 1995 -- 12,134; 1996 -- 13,642.........................   24,864      44,608
  Deferred stock compensation............................................     (203)       (110)
  Retained earnings (accumulated deficit)................................    2,254      (7,424)
  Unrealized gain (loss) on investments, net.............................       10         (20)
                                                                           -------     -------
     Total shareholders' equity..........................................   26,925      37,054
                                                                           -------     -------
          TOTAL..........................................................  $35,781     $54,791
                                                                           =======     =======

                See Notes to Consolidated Financial Statements.

                          EPIC DESIGN TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     YEARS ENDED SEPTEMBER 30,
                                                                    ---------------------------
                                                                     1994      1995      1996
                                                                    -------   -------   -------
Revenue:
  License.........................................................  $ 9,694   $20,732   $34,548
  Service.........................................................    1,645     4,271     9,371
                                                                    -------   -------   -------
          Total revenue...........................................   11,339    25,003    43,919
                                                                    -------   -------   -------
Costs and expenses:
  Cost of license.................................................      572     1,315     1,671
  Cost of service.................................................      454       987     1,681
  Sales and marketing.............................................    4,548     8,771    13,285
  Research and development........................................    2,908     5,886    10,566
  General and administrative......................................    1,027     2,325     3,380
  Purchased in-process technology.................................       --     3,261    18,806
                                                                    -------   -------   -------
          Total operating expenses................................    9,509    22,545    49,389
                                                                    -------   -------   -------
Income (loss) from operations.....................................    1,830     2,458    (5,470)
Interest income, net..............................................       82       822     1,153
                                                                    -------   -------   -------
Income (loss) before income taxes.................................    1,912     3,280    (4,317)
Provision for income taxes........................................      674     2,290     5,361
                                                                    -------   -------   -------
Net income (loss).................................................  $ 1,238   $   990   $(9,678)
                                                                    =======   =======   =======
Net income (loss) per common and equivalent share.................  $  0.13   $  0.08   $ (0.77)
                                                                    =======   =======   =======
Shares used in per share computation..............................    9,864    13,198    12,625
                                                                    =======   =======   =======

                See Notes to Consolidated Financial Statements.

                          EPIC DESIGN TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                           CONVERTIBLE                                             UNREALIZED
                                         PREFERRED STOCK   COMMON STOCK      DEFERRED    RETAINED     GAIN          TOTAL
                                         ---------------  ---------------     STOCK      EARNINGS   (LOSS) ON   SHAREHOLDERS'
                                         SHARES  AMOUNT   SHARES  AMOUNT   COMPENSATION  (DEFICIT) INVESTMENTS     EQUITY
                                         ------  -------  ------  -------  ------------  --------  -----------  -------------
BALANCES, October 1, 1993...............  1,992  $ 1,815   3,641  $   398     $  (76)    $    26      $  --        $ 2,163
Exercise of stock options...............                     902      142                                              142
Deferred stock compensation.............                              365       (365)
Amortization of deferred stock
  compensation..........................                                          94                                    94
Net income..............................                                                   1,238                     1,238
                                         ------  -------  ------  -------
BALANCES, September 30, 1994............  1,992    1,815   4,543      905       (347)      1,264         --          3,637
Conversion of preferred stock to common
  stock................................. (1,992)  (1,815)  3,984    1,815                                               --
Initial public offering, net of issuance
  costs.................................                   3,000   17,380                                           17,380
Issuance of common stock and stock
  options assumed in connection with
  acquisition of Archer Systems.........                     184    3,617                                            3,617
Issuance of common stock under stock
  purchase plan.........................                      79      436                                              436
Exercise of stock options...............                     344      288                                              288
Tax benefit from employee stock
  transactions..........................                              423                                              423
Amortization of deferred stock
  compensation..........................                                         144                                   144
Unrealized gain on investments, net.....                                                                 10             10
Net income..............................                                                     990                       990
                                         ------  -------  ------  -------
BALANCES, September 30, 1995............     --       --  12,134   24,864       (203)      2,254         10         26,925
Issuance of common stock and stock
  options assumed in connection with
  acquisition of CIDA...................                     729   14,511                                           14,511
Issuance of common stock under stock
  purchase plan.........................                      88      863                                              863
Exercise of stock options...............                     691    1,204                                            1,204
Tax benefit from employee stock
  transactions..........................                            3,166                                            3,166
Amortization of deferred stock
  compensation..........................                                          93                                    93
Unrealized loss on investments, net.....                                                                (30)           (30)
Net loss................................                                                  (9,678)        --         (9,678)
                                         ------  -------  ------  -------
BALANCES, September 30, 1996............     --  $    --  13,642  $44,608     $ (110)    $(7,424)     $ (20)       $37,054
                                         ======  =======  ======  =======

                See Notes to Consolidated Financial Statements.

                          EPIC DESIGN TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Cash flows from operating activities:
  Net income (loss)........................................  $  1,238     $    990     $ (9,678)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.........................       358          997        2,111
     Write-off of in-process technology....................        --        3,261       18,806
     Deferred income taxes.................................      (543)        (518)        (752)
     Amortization of deferred stock compensation...........        94          144           93
     Changes in assets and liabilities:
       Accounts receivable.................................       211       (1,280)      (3,363)
       Prepaid expenses and other assets...................      (144)         (64)        (401)
       Accounts payable....................................       251          (95)         202
       Income taxes payable................................       857          (88)       4,290
       Accrued liabilities.................................       556        3,259        2,270
       Deferred revenue and customer deposits..............     1,521          956         (263)
                                                             --------     --------      -------
          Net cash provided by operating activities........     4,399        7,562       13,315
                                                             --------     --------      -------
Cash flows from investing activities:
  Purchases of short-term investments......................    (1,245)     (48,430)     (42,785)
  Proceeds from maturity of short-term investments.........        --       33,014       33,158
  Purchases of property and equipment......................    (1,107)      (1,792)      (3,896)
  Cash acquired in business acquisition....................        --           64           67
  Other assets.............................................      (318)          --           86
                                                             --------     --------      -------
          Cash used in investing activities................    (2,670)     (17,144)     (13,370)
                                                             --------     --------      -------
Cash flows from financing activities:
  Payments of capital lease obligations....................       (14)          (4)          --
  Proceeds from sales of common stock......................       142       18,104        2,067
                                                             --------     --------      -------
          Net cash provided by financing activities........       128       18,100        2,067
                                                             --------     --------      -------
Net increase in cash and equivalents.......................     1,857        8,518        2,012
Cash and equivalents, beginning of year....................       872        2,729       11,247
                                                             --------     --------      -------
Cash and equivalents, end of year..........................  $  2,729     $ 11,247     $ 13,259
                                                             ========     ========      =======
Supplemental disclosure of cash flow information
Cash paid during the year for:
  Interest.................................................  $      1     $      1     $     --
  Income taxes.............................................  $    345     $  3,132     $    806
Supplemental schedule of noncash investing and financing
  activities:
  Conversion of preferred stock to common stock............  $     --     $  1,815     $     --
  Tax benefit from employee stock transactions.............  $     --     $    423     $  3,166
  Unrealized gain (loss) on investments....................  $     --     $     10     $    (30)
  Effect of acquisitions:
     Fair value of assets acquired, including in-process
       technology..........................................  $     --     $  4,573     $ 20,142
     Common shares, stock options issued and cash to be
       paid in the acquisition.............................        --       (3,617)     (17,869)
                                                             --------     --------      -------
     Liabilities assumed...................................  $     --     $    956     $  2,273
                                                             ========     ========      =======

                See Notes to Consolidated Financial Statements.

                          EPIC DESIGN TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization -- EPIC Design Technology, Inc. (the Company) develops, markets and supports advanced simulation and analysis software tools for the design of integrated circuits.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

     Cash Equivalents and Short-Term Investments -- All highly liquid debt investments purchased with a remaining maturity of three months or less are classified as cash equivalents. Cash equivalents, consisting primarily of municipal obligations, money market funds and bank savings accounts, are stated at cost which approximates fair value. Short-term investments consist primarily of highly liquid debt instruments purchased with a remaining maturity date of greater than three months. The Company classifies its short-term investments as "available-for-sale securities," and the carrying value of such securities is adjusted to fair market value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. The fair values of marketable debt instruments are based on quoted market prices. Cost is determined by specific identification for purposes of computing realized gains or losses.

     Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over their useful life or the lease term, whichever is shorter.

     Other Assets -- Other assets, including $1,033,000 and $2,113,000 at September 30, 1995 and 1996, respectively, of purchased technologies, goodwill and covenants not to compete acquired through acquisitions, are amortized on a straight-line basis over a three- to five-year period. Accumulated amortization equaled $76,000 and $379,000 at September 30, 1995 and 1996, respectively.

     Revenue Recognition -- Revenue consists primarily of fees for licenses of the Company's software products, maintenance and customer support.

          License Revenue -- Revenue from software licenses is recognized after shipment of the products and fulfillment of acceptance terms, if any, and when no significant contractual obligations remain outstanding. When the Company receives payment prior to shipment or fulfillment of significant vendor obligations, such payments are recorded as deferred revenue and customer deposits and are recognized as revenue upon shipment or fulfillment of significant vendor obligations. Costs related to insignificant vendor obligations for post-contract customer support are accrued upon recognition of the license revenue.

          Service Revenue -- Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically one year. Revenue from customer training, support and other services is recognized as the service is performed.

     Software Development Costs -- Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs to complete the products or enhancements would be

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

     Income Taxes -- Income taxes are provided utilizing an asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and equivalents, short-term investments and accounts receivable. The Company licenses products primarily to customers and distributors in the integrated circuit design industry in North America, Europe and the Far East. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses, but historically has not experienced significant losses related to individual customers or groups of customers in any particular geographic area. The Company invests its excess cash balances in high-grade instruments which it places for safekeeping with high quality financial institutions. The Company has not experienced any material losses in any of the instruments it has used for excess cash balances.

     Foreign Currency Translation -- The functional currency of the Company's foreign subsidiaries is the U.S. dollar. All monetary assets and liabilities are translated at the current exchange rate at the end of the period, nonmonetary assets and liabilities are translated at historical rates and revenues and expenses are translated at average exchange rates in effect during the period. Translation and transaction gains and losses, which are included in the consolidated statements of operations, have not been material in any of the periods presented.

     Net Income (Loss) Per Share -- Net income per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares include outstanding convertible preferred stock and common stock options. All common shares issued and stock options granted by the Company at a price less than the initial public offering price subsequent to September 1, 1993 and prior to the initial public offering (using the treasury stock method for options) have been included in the computation of common and common equivalent shares outstanding for all periods presented prior to the initial public offering. Net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding as including common equivalent shares would be anti-dilutive.

     Effect of New Accounting Standards -- The Company accounts for its stock option plan and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative accounting method to APB 25 and its disclosure requirements are effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB
25. Accordingly, SFAS 123 is not expected to have any impact on the Company's financial position or results of operations.

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

2.  INVESTMENTS

     The following is a summary of available-for-sale securities at September 30 (in thousands):

                                              1995                                     1996
                             ---------------------------------------   -------------------------------------
                                             GROSS                                   GROSS
                                           UNREALIZED                              UNREALIZED
                             AMORTIZED   --------------   ESTIMATED    AMORTIZED --------------   ESTIMATED
                               COST      GAINS   LOSSES   FAIR VALUE    COST     GAINS   LOSSES   FAIR VALUE
                             ---------   -----   ------   ----------   -------   -----   ------   ----------
    Municipal bonds........   $16,661     $10     $ --     $ 16,671    $26,288    $--     $(20)    $ 26,268

     At September 30, 1996 all available-for-sale securities have maturities due in two years or less. Realized gains or losses from the sale of securities were insignificant in fiscal years 1994, 1995 and 1996.

3.  ACQUISITIONS

     In fiscal 1995, the Company acquired Archer Systems, Inc., a company engaged in the design, manufacturing and marketing of an integrated circuit parameter extraction CAD tool. The Company exchanged a total of 184,208 shares of its common stock and options to acquire 76,276 shares of its common stock for all the outstanding shares of the common stock and options to purchase common stock of Archer. The acquisition was accounted for as a purchase. The purchase price of $3.6 million, as well as costs directly attributable to the acquisition, have been allocated to the assets acquired and liabilities assumed. Approximately $3.3 million of the total purchase price represented the value of in-process technology that had not reached technological feasibility and that had no alternative future use and was, therefore, charged to the Company's operations in the third quarter of fiscal 1995.

     In fiscal 1996, the Company acquired CIDA Technology, Inc. (CIDA), a development stage company formed to develop and market IC verification and extraction tools for use by IC design engineers. The Company exchanged a total of 729,454 shares of its common stock, options to acquire 101,000 shares of its common stock and cash of $3.4 million for all the outstanding shares of the common stock and options to purchase common stock of CIDA. The acquisition was accounted for as a purchase. The purchase price of $17.9 million, as well as costs directly attributable to the acquisition, have been allocated to the assets acquired and liabilities assumed. Approximately $18.8 million of the total purchase price represented the value of in-process technology that had not reached technological feasibility and that had no alternative future use and was, therefore, charged to the Company's operations in the fourth quarter of fiscal 1996.

     The operating results of Archer and CIDA have been included in the consolidated statements of operations since the dates of acquisition. Pro forma results of operations, assuming the acquisitions had taken place at the beginning of fiscal 1995 or 1996, would be as follows (in thousands):

                                                                       1995         1996
                                                                     --------     --------
    Revenues.......................................................  $ 25,483     $ 44,419
    Net income (loss)..............................................  $     76     $(11,044)
    Net income (loss) per common and equivalent share..............  $   0.01     $  (0.83)

     The pro forma results of operations give effect to certain adjustments, including amortization of purchased intangibles and goodwill as well as the issuance of common shares as a result of the acquisition. The $3.3 million and $18.8 million charge for purchased in-process technology from the Archer and CIDA acquisitions, respectively, have been reflected in the pro forma results for the years ended September 30, 1995 and 1996, respectively. The pro forma combination of the companies is for presentation purposes only. Actual statements of operations of the companies will be combined from the effective date of the acquisition, with no retroactive restatement.

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

4.  PROPERTY AND EQUIPMENT

     Property and equipment consist of (in thousands):

                                                                          SEPTEMBER 30,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Computers and related software...................................  $ 3,633     $ 7,083
    Other equipment..................................................      137         351
    Furniture and fixtures...........................................      159         462
                                                                       -------     -------
                                                                         3,929       7,896
    Less accumulated depreciation and amortization...................   (1,592)     (3,400)
                                                                       -------     -------
                                                                       $ 2,337     $ 4,496
                                                                       =======     =======

5.  ACCRUED LIABILITIES

     Accrued liabilities consist of (in thousands):

                                                                          SEPTEMBER 30,
                                                                        ------------------
                                                                         1995       1996
                                                                        ------     -------
    Accrued merger costs..............................................  $   --     $ 4,433
    Accrued compensation and related benefits.........................   1,583       2,979
    Other.............................................................   2,946       3,924
                                                                        -------     ------
                                                                        $4,529     $11,336
                                                                        =======     ======

6.  SHAREHOLDERS' EQUITY

     Employee Stock Purchase Plan -- In fiscal 1994, the Company adopted the 1994 Employee Stock Purchase Plan, which permits eligible employees to purchase up to an aggregate of 350,000 shares of common stock of the Company. Under the Company's Employee Stock Purchase Plan, employees may purchase from the Company a designated number of shares through payroll deductions at a price per share equal to 85% of the lesser of the fair value of the Company's common stock as of the first day of each twelve-month offering period or the last day of each six-month purchase period. In 1995 and 1996, approximately 79,000 and 88,000 shares, respectively, were issued under this plan. As of September 30, 1996, the Company has approximately 183,000 shares of common stock available for future purchases under this Plan.

     Stock Option Plan -- The Company's 1990 Stock Option Plan (the Plan) authorizes the issuance of 4,000,000 shares of common stock for the grant of incentive or nonstatutory stock options to employees, directors, contractors and consultants. Under the Plan, options are generally granted at fair value at the date of grant as determined by the Board of Directors. Such options become exercisable generally over four years and expire up to ten years from the grant date. Prior to the adoption of the 1990 Stock Option Plan, the Company granted options to purchase 420,000 shares of common stock.

     The Company has reserved 200,000 shares of common stock for issuance under the 1994 Director Option Plan, which provides for each outside Director to be granted an option to purchase 20,000 shares of common stock on the date on which such person first becomes an outside Director following the effective date of the Director Option Plan and, annually thereafter, an option to purchase 6,666 shares of common stock. The exercise price of such options will be the fair market value at the date of grant. The initial options vest over four years while the subsequent grants vest over twelve months from the date of grant. Through September 30, 1996, approximately 53,000 shares have been granted under this plan.

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

     In July 1996, all employees of the Company were given the opportunity to exchange existing, higher priced options granted under the 1990 Plan for new options with an exercise price of $19.50 per share, which was the closing price of the Company's common stock on that date. Vesting was restarted as of the date of the repricing. Stock options to purchase 585,000 shares of common stock were canceled and granted under this repricing and are included in the fiscal 1996 option activity schedule below.

     Stock option activity is summarized as follows (in thousands):

                                                              SHARES UNDER
                                                                 OPTION         PRICE RANGE
                                                              ------------     --------------
    Outstanding, October 1, 1993............................      1,838        $ .09 - $  .16
    Granted.................................................        882          .16 -   5.00
    Canceled................................................        (74)         .16 -   5.00
    Exercised...............................................       (902)         .09 -    .16
                                                                  -----
    Outstanding, September 30, 1994.........................      1,744          .16 -   5.00
    Granted or assumed......................................        612          .00 -  22.38
    Canceled................................................        (42)         .16 -  12.22
    Exercised...............................................       (344)         .16 -  12.63
                                                                  -----
    Outstanding, September 30, 1995.........................      1,970          .00 -  22.38
    Granted or assumed......................................      1,559         1.00 -  36.00
    Canceled................................................       (740)         .17 -  35.00
    Exercised...............................................       (691)         .00 -  22.75
                                                                  -----
    Outstanding, September 30, 1996.........................      2,098        $ .00 - $36.00
                                                                  =====

     At September 30, 1996, options to purchase 560,000 shares of common stock were exercisable and options to purchase 163,000 and 147,000 shares of common stock were available for future grant under the 1990 Stock Option Plan and the 1995 Director Option Plan, respectively.

     Deferred Stock Compensation -- In connection with the preparation of its initial public offering, the Company determined that certain stock options issued prior to the offering contained a compensatory element which should be recorded for financial reporting purposes. These valuations resulted in a charge to operations for the years ended September 30, 1994, 1995 and 1996 of $94,000, $144,000 and $93,000, respectively, and will result in remaining charges in future periods aggregating $110,000 to be amortized over the vesting period of the related stock options.

7.  LEASE COMMITMENTS

     The Company leases facilities under operating lease agreements which expire through calendar year 2001. Total rent expense for the years ended September 30, 1994, 1995 and 1996 was approximately $213,000, $531,000, $696,000, respectively.

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

     Future minimum operating lease commitments as of September 30, 1996 are as follows (in thousands):

            YEAR ENDING
            SEPTEMBER 30,
            ------------------------------------------------------------
            1997........................................................  $  905
            1998........................................................     819
            1999........................................................     661
            2000........................................................     541
            2001........................................................      90
                                                                          ------
                                                                          $3,016
                                                                          ======

8.  EXPORT SALES AND MAJOR CUSTOMERS

     The Company sells its products in North America, Asia and Europe. Export revenues as a percentage of net revenues for the years ended September 30 are as follows:

                                                                      1994     1995     1996
                                                                      ----     ----     ----
    Asia............................................................   41%      33%      29%
    Europe..........................................................    8       11       11
                                                                       --       --       --
                                                                       49%      44%      40%
                                                                       ==       ==       ==

     Approximately 16%, 17% and 22% of revenues were made through a distributor in Japan, which sells the Company's products to various end user customers, in 1994, 1995 and 1996, respectively, and another distributor in Korea accounted for 11% of revenues in 1995. At September 30, 1995, accounts receivable from the two distributors were $922,000. At September 30, 1996, accounts receivable from the Japanese distributor was $728,000. One single end user customer accounted for 11% of revenues in 1996 and had an accounts receivable balance at September 30, 1996 of $1,109,000.

9.  INCOME TAXES

     The provision for income taxes for the years ended September 30 consists of (in thousands):

                                                                1994       1995       1996
                                                               ------     ------     ------
    Current:
      Federal................................................  $  656     $1,623     $4,002
      State..................................................     216        547      1,067
      Foreign................................................     345        638      1,044
                                                               ------     ------     ------
         Total current.......................................   1,217      2,808      6,113
                                                               ------     ------     ------
    Deferred:
      Federal................................................    (451)      (415)      (582)
      State..................................................     (92)      (103)      (170)
                                                               ------     ------     ------
         Total deferred......................................    (543)      (518)      (752)
                                                               ------     ------     ------
              Total provision for income taxes...............  $  674     $2,290     $5,361
                                                               ======     ======     ======

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

     Total income tax expense differs from the amounts computed by applying the statutory federal income tax rate to income before income taxes as a result of the following (in thousands):

                                                              1994        1995       1996
                                                             -------     ------     -------
    Provision (benefit) computed at federal statutory
      rate.................................................  $   669     $1,148     $(1,511)
    Change in valuation allowance..........................       34         67         115
    Research and experimentation credit....................     (100)       (97)         --
    State income taxes, net of federal benefit.............       81        293         580
    Tax-exempt interest income.............................       --       (261)       (368)
    Nondeductible purchased in-process technology..........       --      1,109       6,582
    Other..................................................      (10)        31         (37)
                                                             -------     ------       -----
              Total provision for income taxes.............  $   674     $2,290     $ 5,361
                                                             =======     ======       =====

     Loss before income taxes attributable to the Company's foreign subsidiary was $96,000, $192,000 and $330,000 in 1994, 1995 and 1996, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and credit carryforwards. Effective October 1, 1994, EPIC converted from a cash to accrual basis taxpayer; the related cumulative temporary differences at that time are being amortized for income tax purposes over three to six years. Significant components of the Company's deferred income tax assets and liabilities as of September 30 are as follows (in thousands):

                                                                          1995       1996
                                                                         ------     ------
    Deferred tax assets:
      Conversion to accrual from cash basis............................  $  547     $  421
      Reserves not recognized for tax purposes.........................     486      1,144
      Foreign net operating loss carryforwards.........................     101        221
      State taxes......................................................      87         40
      Depreciation and amortization....................................      12        135
      Other............................................................     127         40
      Valuation allowance..............................................    (101)      (216)
                                                                         ------     ------
                                                                          1,259      1,785
    Deferred tax liabilities --
      Intangible assets................................................    (281)      (138)
                                                                         ------     ------
    Net deferred tax asset.............................................  $  978     $1,647
                                                                         ======     ======

     The Company has net operating loss carryforwards as of September 30, 1995 and 1996 of approximately $288,000 and $619,000, respectively, related to its French subsidiary that may be utilized to offset future taxable income of that entity. The valuation allowance as of September 30, 1995 and 1996 of $101,000 and $216,000, respectively, related entirely to these net operating loss carryforwards.

10.  EMPLOYEE BENEFIT PLAN

     Substantially all full-time employees are entitled to participate in the Company's retirement savings plan (401(k) Plan). Employer contributions to the 401(k) Plan were $24,000 and $140,000 for the years ended September 30, 1995 and 1996, respectively (none in 1994).

11.  RELATED PARTY TRANSACTION

     In fiscal 1994 and 1995, the Company received royalties from a shareholder under an OEM software license agreement. Revenues recognized under this agreement were $365,000 and $544,000 for the years

                          EPIC DESIGN TECHNOLOGY, INC.

                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

ended September 30, 1994 and 1995, respectively. During fiscal 1995, the shareholder sold its investment in the Company and the OEM software license agreement was terminated.

                                *  *  *  *  *  *

                          EPIC DESIGN TECHNOLOGY, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)
                                  (Unaudited)

                                                              SEPTEMBER 30,     DECEMBER 31,
                                                                 1996(1)            1996
                                                              -------------     -------------
ASSETS
Current assets:
  Cash and equivalents......................................     $13,259           $18,579
  Short-term investments....................................      26,268            20,742
  Accounts receivable (net of allowance of $216)............       6,300             9,949
  Prepaid expenses and other assets.........................       1,026             1,141
  Deferred income taxes.....................................       1,647             1,647
                                                                 -------           -------
          Total current assets..............................      48,500            52,058
Property and equipment -- net...............................       4,496             4,801
Other assets................................................       1,795             1,660
                                                                 -------           -------
          Total assets......................................     $54,791           $58,519
                                                                 =======           =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $ 1,091           $ 1,110
  Income taxes payable......................................       1,538             1,909
  Accrued liabilities.......................................      11,336             8,958
  Deferred revenue and customer deposits....................       3,772             5,357
                                                                 -------           -------
          Total current liabilities.........................      17,737            17,334
                                                                 -------           -------
Shareholders' equity:
  Common stock, no par value: 20,000,000 shares authorized;
     13,641,539 and 13,717,285 shares issued and
     outstanding, respectively..............................      44,608            45,746
  Unrealized gain/(loss) on investments.....................         (20)               24
  Deferred stock compensation...............................        (110)              (87)
  Retained earnings.........................................      (7,424)           (4,498)
                                                                 -------           -------
          Total shareholders' equity........................      37,054            41,185
                                                                 -------           -------
          Total liabilities and shareholders' equity........     $54,791           $58,519
                                                                 =======           =======

---------------
(1) The information in this column was derived from the Company's audited consolidated balance sheet as of September 30, 1996.

                          EPIC DESIGN TECHNOLOGY, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)
                                  (Unaudited)

                                                                          THREE MONTHS ENDED
                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                          1995          1996
                                                                         -------       -------
Revenue:
  License..............................................................  $ 7,288       $11,240
  Service..............................................................    2,151         2,970
                                                                         -------       -------
          Total revenue................................................    9,439        14,210
                                                                         -------       -------
Costs and expenses:
  Cost of license......................................................      454           337
  Cost of service......................................................      370           548
  Sales and marketing..................................................    3,125         4,299
  Research and development.............................................    2,065         3,630
  General and administrative...........................................      744         1,105
                                                                         -------       -------
          Total operating expenses.....................................    6,758         9,919
                                                                         -------       -------
Income from operations.................................................    2,681         4,291
Interest income........................................................      282           354
                                                                         -------       -------
Income before income taxes.............................................    2,963         4,645
Provision for income taxes.............................................    1,096         1,719
                                                                         -------       -------
Net income.............................................................  $ 1,867       $ 2,926
                                                                         =======       =======
Net income per share...................................................  $  0.14       $  0.20
                                                                         =======       =======
Shares used in per share computation...................................   13,656        14,735
                                                                         =======       =======

                          EPIC DESIGN TECHNOLOGY, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)
                                  (Unaudited)

                                                                           THREE MONTHS ENDED
                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Cash Flows from Operating Activities:
  Net Income.............................................................  $ 1,867     $ 2,926
  Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
     Depreciation and amortization.......................................      359         737
     Amortization of deferred stock compensation.........................       24          23
     Unrealized gain/(loss) on investments...............................       --         (44)
     Changes in assets and liabilities, net of effects of acquisition:
       Accounts receivable...............................................     (860)     (3,649)
       Prepaid expenses and other assets.................................     (927)       (115)
       Accounts payable..................................................     (212)         19
       Income taxes payable..............................................    1,204         371
       Accrued liabilities...............................................     (374)     (2,378)
       Deferred revenue and customer deposits............................      969       1,585
                                                                           -------     -------
     Net cash provided (used) by operating activities....................    2,050        (525)
                                                                           -------     -------
Cash Flows from Investing Activities:
  Purchases of short-term investments....................................   (7,412)     (9,653)
  Maturities of short-term investments...................................    3,717      15,180
  Purchases of property and equipment, net...............................     (528)       (820)
  Other assets...........................................................       51          --
                                                                           -------     -------
          Net cash used (provided) in investing activities...............   (4,172)      4,707
                                                                           -------     -------
Cash Flows from Financing Activities--
  Proceeds from sales of common stock, net...............................      534       1,138
                                                                           -------     -------
Net increase (decrease) in cash and equivalents..........................   (1,588)      5,320
Cash and equivalents, beginning of period................................   11,247      13,259
                                                                           -------     -------
Cash and equivalents, end of period......................................  $ 9,659     $18,579
                                                                           =======     =======
Supplemental disclosure of cash flow information --
  Cash paid during the period for income taxes...........................  $   145     $   819

     See accompanying notes to Condensed Consolidated Financial Statements

                          EPIC DESIGN TECHNOLOGY, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 1. BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements included herein have been prepared by EPIC pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information or footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The statements reflect all adjustments (only of a normal and recurring nature) which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods presented. These financial statements should be read in conjunction with EPIC's audited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus. See "Index to EPIC Consolidated Financial Statements." The interim results presented herein are not necessarily indicative of the results of operations that may be expected for the full fiscal year ending September 30, 1997, or any other future periods.

 2. ACCOUNTING FOR STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard became effective for EPIC beginning October 1, 1996 and requires measurement of awards made beginning October 1, 1995.

     The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if EPIC had applied the new method of accounting. As required, EPIC will implement these disclosure requirements for its employee stock option plans beginning with its fiscal 1997 annual report. Based on EPIC's current use of equity instruments, adoption of the new standard is not expected to impact reported net income or net income per share, and will not have any effect on EPIC's cash flow.

 3. INCREASE IN AUTHORIZED SHARES OF COMMON STOCK

     At the EPIC 1997 Annual Meeting of Shareholders, currently scheduled for February 12, 1997, the EPIC shareholders will consider and vote upon a proposal to increase the authorized number of shares of EPIC Common Stock to 31,500,000 shares.

 4. PROPOSED MERGER WITH SYNOPSYS, INC.

     On January 16, 1997, EPIC entered into an Agreement and Plan of Merger by and among EPIC, Synopsys, Inc. ("Synopsys") and a wholly-owned subsidiary of Synopsys ("Sub") pursuant to which Sub will be merged with and into EPIC (the "Merger"), whereby EPIC will survive and become a wholly-owned subsidiary of Synopsys. In connection with the merger, (i) each share of EPIC Common Stock issued and outstanding at the effective time of the Merger will be converted into 0.7485 (the "Exchange Ratio") of a share of Synopsys Common Stock and (ii) each stock option to purchase shares of EPIC Common Stock will be assumed by Synopsys and converted into an option to purchase Synopsys Common Stock based upon the Exchange Ratio. Consummation of the Merger is subject to customary conditions to closing including the approval of the shareholders of each of Synopsys and EPIC and certain regulatory approvals. The Merger is intended to be treated as a pooling of interest for accounting purposes and is intended to qualify as a tax-free reorganization for federal income tax purposes.

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                SYNOPSYS, INC.,
                            A DELAWARE CORPORATION,

                             EPIC MERGER CO., INC.,
                   A DELAWARE CORPORATION AND A WHOLLY-OWNED
                          SUBSIDIARY OF SYNOPSYS, INC.

                                      AND

                         EPIC DESIGN TECHNOLOGY, INC.,
                            A CALIFORNIA CORPORATION

                          DATED AS OF JANUARY 16, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
ARTICLE I -- THE MERGER................................................................   A-1
  Section 1.1    The Merger............................................................   A-1
  Section 1.2    Closing; Effective Time of the Merger.................................   A-1
  Section 1.3    Effects of Merger.....................................................   A-2
  Section 1.4    Directors and Officers................................................   A-2
ARTICLE II -- CONVERSION OF SECURITIES.................................................   A-2
  Section 2.1    Conversion of Capital Stock...........................................   A-2
  Section 2.2    Exchange of Certificates..............................................   A-3
ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF EPIC..................................   A-3
  Section 3.1    Organization..........................................................   A-4
  Section 3.2    EPIC Subsidiaries and Joint Ventures..................................   A-4
  Section 3.3    EPIC Capital Structure................................................   A-4
  Section 3.4    Authority; No Conflict; Required Filings and Consents.................   A-5
  Section 3.5    SEC Filings; Financial Statements.....................................   A-5
  Section 3.6    Absence of Undisclosed Liabilities....................................   A-6
  Section 3.7    Absence of Certain Changes or Events..................................   A-6
  Section 3.8    Taxes.................................................................   A-6
  Section 3.9    Properties............................................................   A-7
  Section 3.10   Intellectual Property.................................................   A-7
  Section 3.11   Agreements, Contracts and Commitments.................................   A-7
  Section 3.12   Litigation............................................................   A-8
  Section 3.13   Environmental Matters.................................................   A-8
  Section 3.14   Employee Benefit Plans................................................   A-8
  Section 3.15   Compliance with Laws..................................................   A-9
  Section 3.16   Pooling of Interests..................................................   A-9
  Section 3.17   Interested Party Transactions.........................................   A-9
  Section 3.18   Registration Statement; Proxy Statement/Prospectus....................   A-9
  Section 3.19   Payments Resulting from Mergers.......................................   A-9
  Section 3.20   Opinion of Financial Advisor..........................................  A-10
  Section 3.21   Substantial Distributors and Customers................................  A-10
ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF SYNOPSYS AND SUB.......................  A-10
  Section 4.1    Organization..........................................................  A-10
  Section 4.2    Synopsys Capital Structure............................................  A-11
  Section 4.3    Authority; No Conflict; Required Filings and Consents.................  A-11
  Section 4.4    SEC Filings; Financial Statements.....................................  A-12
  Section 4.5    Absence of Undisclosed Liabilities....................................  A-12
  Section 4.6    Absence of Certain Changes or Events..................................  A-13
  Section 4.7    Taxes.................................................................  A-13
  Section 4.8    Properties............................................................  A-13
  Section 4.9    Intellectual Property.................................................  A-13
  Section 4.10   Agreements, Contracts and Commitments.................................  A-14
  Section 4.11   Litigation............................................................  A-14
  Section 4.12   Environmental Matters.................................................  A-14
  Section 4.13   Employee Benefit Plans................................................  A-14
  Section 4.14   Compliance with Laws..................................................  A-15
  Section 4.15   Pooling of Interests..................................................  A-15
  Section 4.16   Interested Party Transactions.........................................  A-15
  Section 4.17   Registration Statement; Proxy Statement/Prospectus....................  A-15
  Section 4.18   Interim Operations of Sub.............................................  A-16

                                                                                        PAGE
                                                                                        -----
ARTICLE V -- CONDUCT OF BUSINESS.......................................................  A-16
  Section 5.1    Covenants of EPIC.....................................................  A-16
  Section 5.2    Covenants of Synopsys.................................................  A-17
  Section 5.3    Cooperation...........................................................  A-18
ARTICLE VI -- ADDITIONAL AGREEMENTS....................................................  A-18
  Section 6.1    No Solicitation.......................................................  A-18
  Section 6.2    Proxy Statement/Prospectus; Registration Statement....................  A-19
  Section 6.3    Consents..............................................................  A-19
  Section 6.4    Current Nasdaq Quotation..............................................  A-19
  Section 6.5    Access to Information.................................................  A-20
  Section 6.6    Stockholder Meetings..................................................  A-20
  Section 6.7    Legal Conditions to Merger............................................  A-20
  Section 6.8    Public Disclosure.....................................................  A-21
  Section 6.9    Tax-Free Reorganization...............................................  A-21
  Section 6.10   Pooling Accounting....................................................  A-21
  Section 6.11   Affiliate Agreements..................................................  A-21
  Section 6.12   Nasdaq Quotation......................................................  A-21
  Section 6.13   Stock Plans and Options...............................................  A-21
  Section 6.14   Brokers or Finders....................................................  A-22
  Section 6.15   Indemnification and Insurance.........................................  A-23
  Section 6.16   Additional Agreements; Reasonable Efforts.............................  A-24
  Section 6.17   Voting Agreements.....................................................  A-24
  Section 6.18   Board Composition.....................................................  A-24
  Section 6.19   Notification of Certain Matters.......................................  A-24
  Section 6.20   Benefit Plans Generally...............................................  A-24
ARTICLE VII -- CONDITIONS TO MERGER....................................................  A-25
  Section 7.1    Conditions to Each Party's Obligation to Effect the Merger............  A-25
  Section 7.2    Additional Conditions to Obligations of Synopsys and Sub..............  A-26
  Section 7.3    Additional Conditions to Obligations of EPIC..........................  A-26
ARTICLE VIII -- TERMINATION AND AMENDMENT..............................................  A-26
  Section 8.1    Termination...........................................................  A-26
  Section 8.2    Effect of Termination.................................................  A-27
  Section 8.3    Fees and Expenses.....................................................  A-27
  Section 8.4    Amendment.............................................................  A-29
  Section 8.5    Extension; Waiver.....................................................  A-29
ARTICLE IX -- MISCELLANEOUS............................................................  A-29
  Section 9.1    Nonsurvival of Representations, Warranties and Agreements.............  A-29
  Section 9.2    Notices...............................................................  A-29
  Section 9.3    Interpretation; Certain Definitions...................................  A-30
  Section 9.4    Counterparts..........................................................  A-30
  Section 9.5    Entire Agreement; No Third Party Beneficiaries........................  A-31
  Section 9.6    Governing Law.........................................................  A-31
  Section 9.7    Assignment............................................................  A-31
  Section 9.8    Severability..........................................................  A-31
EXHIBITS
  Exhibit A -- Exchange Procedures
  Exhibit B -- Voting Agreements
  Exhibit C -- Affiliate Agreements
  Exhibit D -- Pooling Letter

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of January 16, 1997 by and among Synopsys, Inc., a Delaware corporation ("Synopsys"), EPIC Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Synopsys ("Sub"), and EPIC Design Technology, Inc., a California corporation ("EPIC").

     WHEREAS, the Boards of Directors of Synopsys, Sub and EPIC (i) deem it advisable and in the best interests of each corporation and its respective stockholders and shareholders that Synopsys and EPIC combine in order to advance the long-term business interests of Synopsys and EPIC and (ii) have approved this Agreement, the Merger (as defined below) and the other transactions contemplated by this Agreement;

     WHEREAS, the combination of Synopsys and EPIC shall be effected by the terms of this Agreement through a transaction in which Sub will merge with and into EPIC, EPIC will become a wholly-owned subsidiary of Synopsys and the shareholders of EPIC will become stockholders of Synopsys (the "Merger");

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests; and

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Subject to the provisions of this Agreement and in accordance with the California General Corporation Law ) (the "CGCL") and the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into EPIC (the "Merger"). As a result of the Merger, the outstanding shares of capital stock of Sub and EPIC shall be converted or canceled in the manner provided in Article II of this Agreement; the separate corporate existence of Sub shall cease; and EPIC shall be the surviving corporation in the Merger.

     Section 1.2 Closing; Effective Time of the Merger. Unless this Agreement shall have been terminated pursuant to Section 8.1, the closing of the Merger (the "Closing") will take place at 10:00 a.m., California time, on a date to be specified by Synopsys and EPIC (the "Closing Date"), which shall be no later than the second business day after satisfaction (or waiver in accordance with Section 8.5) of all conditions set forth in Article VII at the offices of Gray Cary Ware & Freidenrich, A Professional Corporation, 400 Hamilton Avenue, Palo Alto, CA 94301, unless another date or place is agreed to in writing by Synopsys and EPIC. Subject to the provisions of this Agreement, (i) an agreement of merger (the "California Agreement of Merger") shall be duly prepared, executed and acknowledged by Sub and by EPIC as the Surviving Corporation (as defined in Section 1.3(a)) and simultaneously with or as soon as practicable following the Closing delivered to the Secretary of State of the State of California (the "California Secretary of State") for filing, along with certificates of the officers of the Constituent Corporations (as defined in Section 1.3(a)) ("Officers' Certificates"), and a certificate of merger (the "Delaware Certificate of Merger") shall be duly prepared, executed and acknowledged by EPIC and simultaneously with or as soon as practicable following the Closing delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the latest of: (a) the date and time of the filing of the California Agreement of Merger and the Officers' Certificates with the Secretary of State of the State of California, (b) the date and time of the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware, or (c) such other date and time as is provided in the Merger Agreement (the "Effective Time").

     Section 1.3 Effects of Merger.

     (a) At the Effective Time: (i) the separate existence of Sub shall cease and Sub shall be merged with and into EPIC (Sub and EPIC are sometimes referred to collectively herein as the "Constituent Corporations" and EPIC is sometimes referred to herein as the "Surviving Corporation"); (ii) the Articles of Incorporation and Bylaws of EPIC as in effect immediately prior to the Effective Time shall be the Article of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with the terms thereof and in accordance with applicable law.

     (b) The Merger shall have the effects set forth in this Agreement and in the CGCL and the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation, and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred by it.

     Section 1.4 Directors and Officers. The directors and officers of Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, and shall hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed. The directors and officers of EPIC immediately prior to the Effective Time and each person who is now or at any time prior to the date of this Agreement has been an officer or director of EPIC shall be entitled to indemnification on the terms, and subject to the conditions, set forth in Section 6.15.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Constituent Corporations or the holder of any shares of Common Stock, no par value, of EPIC ("EPIC Common Stock") or capital stock of Sub:

     (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Synopsys-Owned Stock. All shares of EPIC Common Stock that are owned by EPIC as treasury stock and any shares of EPIC Common Stock owned by Synopsys, Sub or any other wholly-owned Subsidiary (as defined in Section 9.3 below) of Synopsys shall be canceled and retired and shall cease to exist and no stock of Synopsys or other consideration shall be delivered in exchange therefor. All shares of Common Stock, $.01 par value, of Synopsys ("Synopsys Common Stock") owned by EPIC shall remain unaffected by the Merger.

     (c) Exchange Ratio for EPIC Common Stock. Subject to Section 2.2, each issued and outstanding share of EPIC Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive .7485 (the "Conversion Number") of a fully paid and nonassessable share of Synopsys Common Stock. All such shares of EPIC Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Synopsys Common Stock and any cash in lieu of fractional shares of Synopsys Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

     (d) EPIC Stock Options and Employee Stock Purchase Plan. At the Effective Time, all then outstanding options to purchase EPIC Common Stock issued under the EPIC 1990 Stock Option Plan or the EPIC 1994 Director Option Plan (together the "EPIC Option Plans"), or issued in connection with the assumption of options to purchase common stock of CIDA Technology, Inc. ("CIDA") in connection with EPIC's acquisition of CIDA, will be assumed by Synopsys in accordance with
Section 6.13. Immediately prior to the Effective Time, all then outstanding rights to acquire shares of EPIC Common Stock under the EPIC 1994 Employee Stock Purchase Plan (the "EPIC Purchase Plan") will be exercised for the purchase of shares of EPIC Common Stock, as provided in Section 6.13.

     (e) Adjustment of Exchange Ratio. If between the date of this Agreement and the Effective Time, the outstanding shares of Synopsys Common Stock or EPIC Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, stock dividend, stock combination, exchange of shares, readjustment or otherwise, then the Conversion Number shall be correspondingly adjusted; provided, however, that any such changes shall be subject to Sections 5.1 and
5.2 below.

     (f) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding share of EPIC Common Stock held by a holder exercising dissenter's, appraisal or other similar rights ("Dissenter's Rights") with respect to such shares pursuant to Chapter 13 or other applicable provisions of the CGCL, who has not effectively withdrawn or lost such rights (a "Dissenting Share"), shall not be converted into or represent a right to receive shares of Synopsys Common Stock pursuant to this Article II, but the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the CGCL; provided, however, that each Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, lose such Dissenter's Rights or withdraw such demand for appraisal or payment of fair market value pursuant to the CGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive shares of Synopsys Common Stock and any cash in lieu of fractional shares of Synopsys Common Stock pursuant to this
Article II. EPIC shall give Synopsys (A) prompt notice and copies of all notices of dissent, demands for appraisal or payment of fair market value, withdrawals of demands for appraisal or payment of fair market value, and other instruments received by EPIC relating to the exercise of Dissenter's Rights received by EPIC and (B) the opportunity to direct all negotiations and proceedings with respect thereto under the CGCL. EPIC will not, except with the prior written consent of Synopsys, voluntarily make any payment with respect to any demands for appraisal or payment of fair market value and will not, except with the prior written consent of Synopsys, settle or offer to settle any such demands.

     Section 2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of EPIC Common Stock for Synopsys Common Stock pursuant to the Merger are set forth in Exhibit A, which is deemed to be part of this Agreement.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF EPIC

     EPIC represents and warrants to Synopsys and Sub that the statements contained in this Article III are true and correct, except (i) as disclosed in the EPIC SEC Reports (as defined in Section 3.5(a)) filed prior to the date of this Agreement or (ii) in the case of the representations and warranties in Sections 3.1, 3.2, 3.4(b), 3.5 through 3.15, 3.17 and 3.21, where the failure to be true and correct would not, either individually or in the aggregate, have an EPIC Material Adverse Effect (as defined below). When used in connection with EPIC or any of its Subsidiaries, the term "EPIC Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), liabilities, financial condition, operations or results of operations of EPIC and its Subsidiaries taken as a whole; provided, however, that the following shall not be deemed to constitute an "EPIC Material Adverse Effect": (i) an adverse change in or effect on the revenues or gross margins of EPIC (or the direct consequences thereof) following the date of this Agreement to the extent attributable to a delay of, reduction in or cancellation or change in the terms of product licenses by customers of EPIC which is directly and primarily attributable to the transactions contemplated by this Agreement; (ii) an adverse change in or effect on the market price of EPIC Common Stock between the date of this Agreement and the Closing Date; or (iii) a failure of quarterly results of operations for any quarter ending between the date of this Agreement and the Closing Date to meet generally analysts' expectations as reflected in the First Call Consensus estimate.

     Section 3.1 Organization. Each of EPIC and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have an EPIC Material Adverse Effect. Neither EPIC nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any such equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity, excluding securities of any publicly traded company held for investment by EPIC and comprising less than five percent (5%) of the outstanding stock of such company.

     Section 3.2 EPIC Subsidiaries and Joint Ventures.

     (a) All of the issued and outstanding shares of capital stock of each Subsidiary are owned by EPIC or by a Subsidiary of EPIC and are validly issued, fully paid, and nonassessable, and there are no outstanding subscriptions, options, call, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants with respect to any such Subsidiary's capital stock, including any right obligating any such Subsidiary to issue, deliver, or sell additional shares of its capital stock.

     Section 3.3 EPIC Capital Structure.

     (a) The authorized capital stock of EPIC consists of 20,000,000 shares of EPIC Common Stock and 5,000,000 shares of Preferred Stock, no par value per share ("EPIC Preferred Stock"). As of January 15, 1997, (i) 13,762,354 shares of EPIC Common Stock and no shares of EPIC Preferred Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) no shares of EPIC Common Stock or EPIC Preferred Stock were held in the treasury of EPIC or by Subsidiaries of EPIC; (iii) 2,370,144 shares of EPIC Common Stock were reserved for issuance under EPIC Stock Plans (including (A) 2,023,085 shares reserved for issuance under the EPIC 1990 Stock Option Plan, 2,008,116 of which were subject to outstanding options and 14,969 of which were reserved for future option grants, (B) 192,500 shares of EPIC Common Stock reserved for issuance under the EPIC 1994 Director Option Plan, 45,832 of which were subject to outstanding options and 146,668 of which were reserved for future option grants, and (C) 154,559 shares of EPIC Common Stock were reserved for future issuance pursuant to the EPIC Purchase Plan) and (iv) 98,200 shares of EPIC Common Stock were reserved for issuance pursuant to options to purchase EPIC Common Stock issued in connection with the assumption of options to purchase common stock of CIDA in connection with EPIC's acquisition of CIDA. All shares of EPIC Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of EPIC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of EPIC Common Stock or the capital stock of any EPIC Subsidiary or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of such Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each Subsidiary of EPIC are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by EPIC or another EPIC Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations on EPIC's voting rights, charges or other encumbrances of any nature.

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     (b) Except as set forth in Section 3.3(a), there are no equity securities of any class of EPIC or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 3.3(a), there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which EPIC or any of its Subsidiaries is a party or by which it is bound obligating EPIC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of EPIC or any of its Subsidiaries or obligating EPIC or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement, and, except for the Voting Agreements and related proxies contemplated by this Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of EPIC.

     Section 3.4 Authority; No Conflict; Required Filings and Consents.

     (a) EPIC has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and shareholder action on the part of EPIC, subject only (in the case of this Agreement and certain of the transactions contemplated hereby) to the approval of the Merger by EPIC's shareholders under the CGCL. This Agreement has been duly executed and delivered by EPIC and constitutes the valid and binding obligation of EPIC, enforceable in accordance with the terms thereof, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

     (b) The execution and delivery of this Agreement by EPIC do not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of any provision of the Restated Articles of Incorporation or Bylaws of EPIC or any of its Subsidiaries (in each case as heretofore amended), (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which EPIC or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to EPIC or any of its Subsidiaries or any of their properties or assets.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to EPIC or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and, in the case of this Agreement and the transactions contemplated hereby, (ii) the filing by Synopsys of the Registration Statement (as defined in Section 3.18) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), (iii) the filing of the California Agreement of Merger with the Secretary of State of the State of California in accordance with the CGCL and the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, and
(iv) the filing of the Proxy Statement (as defined in Section 3.18) and related proxy materials with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Section 3.5 SEC Filings; Financial Statements.

     (a) EPIC has filed and made available to Synopsys all forms, reports and documents required to be filed by EPIC with the SEC, other than the unredacted version of documents for which confidential treatment has been granted by the SEC or for which such treatment has been applied and such application is pending (collectively, the "EPIC SEC Reports"). The EPIC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case

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may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EPIC SEC Reports or necessary in order to make the statements in such EPIC SEC Reports, in the light of the circumstances under which they were made, not misleading. None of EPIC's Subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the EPIC SEC Reports, including any EPIC SEC Reports filed after the date of this Agreement until the Closing (the "EPIC Financial Statements"), complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the SEC), and fairly presented or will fairly present the consolidated financial position of EPIC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     Section 3.6 Absence of Undisclosed Liabilities. EPIC and its Subsidiaries do not have any liabilities, either accrued or contingent (whether or not required to be reflected in financial statements in accordance with U.S. generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate, are or would be reasonably likely to have an EPIC Material Adverse Effect, other than (i) liabilities reflected in the unaudited consolidated balance sheet of EPIC as of December 31, 1996 (the "EPIC Balance Sheet" (which as of the date of this Agreement had not been filed with the SEC), and (ii) normal or recurring liabilities incurred since December 31, 1996 in the ordinary course of business consistent with past practices.

     Section 3.7 Absence of Certain Changes or Events. Since the date of the EPIC Balance Sheet, EPIC and its Subsidiaries have conducted their businesses only in the ordinary course, in a manner consistent with past practice, and there has not been: (i) any EPIC Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to EPIC or any of its Subsidiaries having an EPIC Material Adverse Effect; (iii) any material change by EPIC or any of its Subsidiaries in its accounting methods, principles or practices to which Synopsys has not previously consented in writing; or (iv) any revaluation by EPIC or any of its Subsidiaries of any of its assets having an EPIC Material Adverse Effect, including writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice, unless Synopsys has previously consented in writing, any other action or event that would have required the consent of Synopsys pursuant to Section
5.1 of this Agreement had such action or event occurred after the date of this Agreement and that could reasonably be expected to result in an EPIC Material Adverse Effect.

     Section 3.8 Taxes.

     (a) For purposes of this Agreement, a "Tax" or, collectively, "Taxes" means any and all material federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     (b) EPIC and its Subsidiaries have accurately prepared and timely filed all material federal, state, local and foreign returns, estimates, information statements and reports required to be filed at or before the Effective Time ("Returns") relating to any and all Taxes concerning or attributable to EPIC or any of its Subsidiaries or to their operations, and such Returns are true and correct in all material respects.

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     (c) EPIC and its Subsidiaries as of the Effective Time: (i) will have paid all Taxes it is required to pay prior to the Effective Time and (ii) will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld, except where any failure to make such payment or withholding would not be reasonably likely to have an EPIC Material Adverse Effect.

     (d) There is no Tax deficiency outstanding, proposed or assessed against EPIC or any of its Subsidiaries that is not reflected as a liability on the EPIC Balance Sheet nor has EPIC or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax (other than state Taxes in the ordinary course of business in an amount that is not material to EPIC and its Subsidiaries taken together as a whole).

     (e) Neither EPIC nor any of its Subsidiaries has any material liability for unpaid federal, state, local or foreign Taxes that has not been accrued for or reserved on the EPIC Balance Sheet, whether asserted or unasserted, contingent or otherwise.

     Section 3.9 Properties. All material real property leases of EPIC or any of its Subsidiaries ("Material Lease(s)") are in good standing, valid and effective in accordance with their respective terms, and neither EPIC nor its Subsidiaries is in default under any of such leases, except where the lack of such good standing, validity and effectiveness or the existence of such default would not be reasonably likely to have an EPIC Material Adverse Effect.

     Section 3.10 Intellectual Property.

     (a) EPIC and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of EPIC and its Subsidiaries as currently conducted, or planned to be conducted, the absence of which would be reasonably likely to have an EPIC Material Adverse Effect (the "EPIC Intellectual Property Rights").

     (b) Neither EPIC nor any of its Subsidiaries is, or will as a result of the execution and delivery of this Agreement or the performance of EPIC's obligations under this Agreement be, in breach of any license, sublicense or other agreement relating to the EPIC Intellectual Property Rights, or any material licenses, sublicenses and other agreements as to which EPIC or any of its Subsidiaries is a party and pursuant to which EPIC or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software ("EPIC Third Party Intellectual Property Rights") which is used in the manufacture of, incorporated in, or forms a part of any product of EPIC or any of its Subsidiaries the breach of which would be reasonably likely to have an EPIC Material Adverse Effect.

     (c) All patents, registered trademarks, service marks and copyrights which are held by EPIC or any of its Subsidiaries, and which are material to the business of EPIC and its Subsidiaries, taken as a whole, are valid and subsisting. EPIC (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would reasonably be expected to have an EPIC Material Adverse Effect.

     Section 3.11 Agreements, Contracts and Commitments. Neither EPIC nor any of its Subsidiaries has breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any material agreement, contract or commitment filed as an exhibit to the EPIC SEC Reports ("EPIC Material Contracts") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to collect material damages from EPIC or any of its Subsidiaries under any EPIC Material Contract. Each EPIC Material Contract that has not expired or been terminated is in full force and effect and is not subject to any material default thereunder of which EPIC is aware by any party obligated to EPIC or any of its Subsidiaries pursuant to such EPIC Material Contract. To the knowledge of EPIC and its

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

Subsidiaries, none of the parties to the EPIC Material Contracts have terminated, or in any way expressed an intent to materially reduce or terminate the amount of business with EPIC and its Subsidiaries in the future.

     Section 3.12 Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against EPIC or any of its Subsidiaries pending or as to which EPIC or any of its Subsidiaries has received any written notice of assertion, which, if decided adversely to EPIC or such Subsidiary, could have an EPIC Material Adverse Effect, or a material adverse effect on the ability of EPIC to consummate the transactions contemplated by this Agreement.

     Section 3.13 Environmental Matters. As of the date hereof, no underground storage tanks are present under any property that EPIC or any of its Subsidiaries has at any time owned, operated, occupied or leased and no amount of any Hazardous Material (as defined in Section 9.3) is present as a result of the actions of EPIC or any of its Subsidiaries, or any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water, that EPIC or any of its Subsidiaries has at any time owned, operated, occupied or leased, where the presence of such underground storage tanks or Hazardous Material is reasonably likely to have an EPIC Material Adverse Effect. At no time has EPIC or any of its Subsidiaries engaged in any Hazardous Materials Activities (as defined in Section 9.3) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity, which violation has had or is reasonably likely to have an EPIC Material Adverse Effect. EPIC and its Subsidiaries hold all Environmental Permits (as defined in Section 9.3), the absence of which would be reasonably likely to have an EPIC Material Adverse Effect. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of EPIC, threatened concerning any Environmental Permit or any Hazardous Materials Activity of EPIC or any of its Subsidiaries. EPIC is not aware of any fact or circumstance which could involve EPIC or any of its Subsidiaries in any environmental litigation or impose upon EPIC or any of its Subsidiaries any environmental liability which would be reasonably likely to have an EPIC Material Adverse Effect.

     Section 3.14 Employee Benefit Plans.

     (a) EPIC has made available to Synopsys all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all material unexpired severance agreements (pursuant to which payments are still payable by EPIC), written or otherwise, for the benefit of, or relating to, any current or former employee of EPIC or any of its Subsidiaries or any trade or business (whether or not incorporated) which is a member or which is under common control with EPIC within the meaning of Section 414 of the Code (an "ERISA Affiliate") (together, the "EPIC Employee Plans").

     (b) With respect to each EPIC Employee Plan, EPIC has made available to Synopsys, a true and correct copy of (i) the most recent annual report (Form
5500) filed with the Internal Revenue Service ("IRS") with respect to an EPIC Employee Plan subject to such filing requirement, (ii) such EPIC Employee Plan,
(iii) each trust agreement and group annuity contract, if any, relating to such EPIC Employee Plan and (iv) the most recent actuarial report or valuation relating to an EPIC Employee Plan subject to Title IV of ERISA.

     (c) With respect to the EPIC Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of EPIC, there exists no condition or set of circumstances in connection with which EPIC or any of its Subsidiaries could be subject to any liability that is reasonably likely to have an EPIC Material Adverse Effect under ERISA, the Code or any other applicable law.

     (d) With respect to the EPIC Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with U.S. generally accepted accounting principles, on the EPIC Financial Statements, which obligations are reasonably expected to have an EPIC Material Adverse Effect.

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     (e) Except as provided for in this Agreement, neither EPIC nor any of its
Subsidiaries is a party to any oral or written (i) union or collective bargaining agreement, (ii) agreement with any officer or other key employee of EPIC or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving EPIC of the nature contemplated by this Agreement, (iii) agreement with any officer of EPIC or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of one hundred thousand dollars ($100,000) per annum, or (iv) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     Section 3.15 Compliance with Laws. Each of EPIC and its Subsidiaries has complied in all material respects with all applicable federal, state, local and foreign statutes, laws and regulations, and is not in violation of, and has not received any notices of violation with respect to, any such statute, law or regulation, with respect to the conduct of its business or the ownership or operation of its business, including the federal Foreign Corrupt Practices Act and all United States statutes, laws and regulations as from time to time govern the license and delivery of technology and products abroad by persons subject to the jurisdiction of the United States.

     Section 3.16 Pooling of Interests. Neither EPIC nor any of its Affiliates (as defined in Section 6.11) has, through the date of this Agreement, taken or agreed to take any action which could materially affect the ability of Synopsys to account for the business combination to be effected by the Merger as a pooling of interests.

     Section 3.17 Interested Party Transactions. Since the date of EPIC's most recent proxy statement to its shareholders, no event has occurred that would be required to be reported by EPIC as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     Section 3.18 Registration Statement; Proxy Statement/Prospectus. The information supplied to Synopsys by EPIC for inclusion in the registration statement of Synopsys on Form S-4 pursuant to which shares of Synopsys Common Stock issued in the Merger will be registered with the SEC (the "Registration Statement") does not contain, and at the time the Registration Statement is declared effective by the SEC shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by EPIC for inclusion in the proxy statement/prospectus (the "Proxy Statement") to be sent to the shareholders of EPIC in connection with the special meeting of EPIC's shareholders to consider this Agreement and the Merger (the "EPIC Shareholders Meeting") and to the stockholders of Synopsys in connection with the meeting of Synopsys stockholders to approve the issuance of Synopsys Common Stock in connection with the transactions contemplated by this Agreement (the "Synopsys Stockholders Meeting") shall not, on the date the Proxy Statement is first mailed to shareholders of EPIC and stockholders of Synopsys, at the time of the EPIC Shareholders Meeting, the Synopsys Stockholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the EPIC Shareholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to EPIC or any of its Affiliates, officers or directors should be discovered by EPIC which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, EPIC shall promptly inform Synopsys.

     Section 3.19 Payments Resulting from Mergers. Except for arrangements with Tammy S. Liu, Gary S. Larsen and Jacques Benkoski, the consummation or announcement of any transaction contemplated by this

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

Agreement will not (either alone or upon the occurrence of any additional or further acts or events) result in any material payment (whether of severance pay or otherwise) becoming due from EPIC or any of its Subsidiaries to any officer, employee, former employee or director thereof of to the trustee under (i) any management, employment, deferred compensation, severance (including any payment, right or benefit resulting from a change in control), bonus or other contract for personal services with any officer, director or employee or any plan, agreement or understanding similar to any of the foregoing, or any "rabbi trust" or similar arrangement, or (ii) material benefit under any EPIC benefit plan being established or becoming accelerated, vested or payable.

     Section 3.20 Opinion of Financial Advisor. The financial advisor to EPIC, Morgan Stanley & Co. Incorporated, has delivered to EPIC an opinion dated the date of this Agreement to the effect that the Conversion Number is fair from a financial point of view to the shareholders of EPIC.

     Section 3.21 Substantial Distributors and Customers. Of the twenty (20) largest distributors and customers of EPIC and its Subsidiaries on the basis of consolidated revenues for the most recently completed fiscal year, no such distributor or customer has ceased or materially reduced its purchases or orders from, or use of the services of, EPIC and its Subsidiaries or, to the knowledge of EPIC and its Subsidiaries, has threatened to cease or materially reduce such purchases, orders or use after the date hereof, and, to the knowledge of EPIC and its Subsidiaries, no such distributor or customer is threatened with bankruptcy or insolvency.

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF SYNOPSYS AND SUB

     Synopsys and Sub represent and warrant to EPIC that the statements contained in this Article IV are true and correct, except (i) as disclosed in the Synopsys SEC Reports (as defined in Section 4.4(a)) filed prior to the date of this Agreement, or (ii) in the case of the representations and warranties in Sections 4.1, 4.3(b), 4.4 through 4.14, and 4.16, where the failure to be true and correct would not, either individually or in the aggregate, have a Synopsys Material Adverse Effect (as defined below). When used in connection with Synopsys or any of its Subsidiaries, the term "Synopsys Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), liabilities, financial condition, operations or results of operations of Synopsys and its Subsidiaries, taken as a whole; provided, however, that the following shall not be deemed to constitute a "Synopsys Material Adverse Effect": (i) an adverse change in or effect on the revenues or gross margins of Synopsys (or the direct consequences thereof) following the date of this Agreement to the extent attributable to a delay of, reduction in or cancellation or change in the terms of product licenses by customers of Synopsys to the extent attributable directly and primarily to the transactions contemplated by this Agreement; (ii) an adverse change in or effect on the market price of Synopsys Common Stock between the date of this Agreement and the Closing Date; or (iii) a failure of quarterly results of operations for any quarter ending between the date of this Agreement and the Closing Date to meet generally analysts' expectations as reflected in the First Call Consensus estimate.

     Section 4.1 Organization. Each of Synopsys, Sub and the other Subsidiaries of Synopsys is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Synopsys Material Adverse Effect. Neither Synopsys nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any such equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity, excluding securities of any publicly traded company held for investment by Synopsys and comprising less than five percent (5%) of the outstanding stock of such company.

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

     Section 4.2 Synopsys Capital Structure.

     (a) The authorized capital stock of Synopsys consists of 100,000,000 shares of Synopsys Common Stock, $0.01 par value and 2,000,000 shares of Preferred Stock, $.01 par value ("Synopsys Preferred Stock"). As of December 28, 1996: (i) 40,779,853 shares of Synopsys Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) no shares of Synopsys Common Stock were held in the treasury of Synopsys or by Subsidiaries of Synopsys; (iii) 7,540,940 shares of Synopsys Common Stock were reserved for issuance in respect of outstanding options issued under the Synopsys 1992 Stock Option Plan and 2,277,845 shares of Synopsys Common Stock were reserved for issuance in respect of options authorized for future issuance under the Synopsys 1992 Stock Option Plan, and (iv) 65,000 shares of Synopsys Common Stock were reserved for issuance in respect of outstanding options issued under the Synopsys 1994 Non-Employee Directors Plan and 155,000 shares of Synopsys Common Stock were reserved for future issuance in respect of options authorized for future issuance under the Synopsys 1994 Non-Employee Directors Plan. (The Synopsys 1992 Stock Option Plan and the Synopsys 1994 Non-Employee Directors Option Plan are hereinafter sometimes referred to as the "Synopsys Option Plans".) As of January 15, 1997, 554,004 shares of Synopsys Common Stock were reserved for future issuance pursuant to rights outstanding under the Synopsys Employee Stock Purchase Plan (the "Synopsys Purchase Plan"). No material change in such capitalization has occurred between December 28, 1996 and the date of this Agreement. As of the date of this Agreement, none of the shares of Synopsys Preferred Stock are issued and outstanding. All shares of Synopsys Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Synopsys or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Synopsys Common Stock or the capital stock of any Synopsys Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of such Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each Subsidiary of Synopsys are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by Synopsys or another Synopsys Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations on the voting rights of Synopsys, charges or other encumbrances of any nature.

     (b) Except as set forth in this Section 4.2 or as reserved for future grants of options under the Synopsys Option Plans or the Synopsys Purchase Plan, there are no equity securities of any class of Synopsys or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in this Section 4.2, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Synopsys or any of its Subsidiaries is a party or by which it is bound obligating Synopsys or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Synopsys or any of its Subsidiaries or obligating Synopsys or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement, and to the best knowledge of Synopsys, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of Synopsys.

     Section 4.3 Authority; No Conflict; Required Filings and Consents.

     (a) Synopsys has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and stockholder action on the part of Synopsys, subject only to the approval by Synopsys stockholders of the issuance of the shares of Synopsys Common Stock issuable pursuant to this Agreement. This Agreement has been duly executed and delivered by Synopsys and constitutes the valid and binding obligation of Synopsys, enforceable in accordance with the terms thereof, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

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     (b) The execution and delivery of this Agreement by Synopsys do not, and the consummation of the transactions contemplated by this Agreement will not,
(i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation or Bylaws of Synopsys, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Synopsys or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Synopsys or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not be reasonably likely to have a Synopsys Material Adverse Effect.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Synopsys or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of a pre-merger notification report under the HSR Act, and, in the case of this Agreement and certain of the transactions contemplated hereby, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of an Agreement of Merger with the Secretary of State of the State of California in accordance with the CGCL and the Delaware Certificate of Merger with the Secretary of State of the State of Delaware, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country, (v) the filing of the Registration Statement and the Proxy Statement (as defined in Section 3.18) with the SEC in accordance with the Exchange Act and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Synopsys Material Adverse Effect or a material adverse effect on the ability of Synopsys to consummate the transactions contemplated by this Agreement.

     Section 4.4 SEC Filings; Financial Statements.

     (a) Synopsys has filed and made available to EPIC all forms, reports and documents required to be filed by Synopsys with the SEC (collectively, the "Synopsys SEC Reports"). The Synopsys SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Synopsys SEC Reports or necessary in order to make the statements in such Synopsys SEC Reports, in the light of the circumstances under which they were made, not misleading. No Synopsys Subsidiary is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Synopsys SEC Reports, including any Synopsys SEC Reports filed after the date of this Agreement until the Closing, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly presented or will present the consolidated financial position of Synopsys and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     Section 4.5 Absence of Undisclosed Liabilities. Except as disclosed in writing to EPIC, Synopsys and its Subsidiaries do not have any liabilities, either accrued or contingent (whether or not required to be reflected in financial statements in accordance with U.S. generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate would be reasonably likely to have a Synopsys Material Adverse Effect, other than (i) liabilities reflected in the unaudited consolidated balance sheet of Synopsys as of December 28, 1996 (the "Synopsys Balance Sheet") (which as of the date of this Agreement has not been filed with the SEC), and (ii) normal or recurring liabilities incurred since December 28, 1996 in the ordinary course of business consistent with past practices.

     Section 4.6 Absence of Certain Changes or Events. Since the date of the Synopsys Balance Sheet, Synopsys and its Subsidiaries have conducted their businesses only in the ordinary course, in a manner consistent with past practice, and there has not been: (i) any Synopsys Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Synopsys or any of its Subsidiaries having a Synopsys Material Adverse Effect; (iii) any material change by Synopsys in its accounting methods, principles or practices to which EPIC has not previously consented in writing;
(iv) any revaluation by Synopsys of any of its assets having a Synopsys Material Adverse Effect, including writing down the value of capitalized software or inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice, unless EPIC has previously consented in writing; or (v) any other action or event that would have required the consent of EPIC pursuant to Section 5.2 of this Agreement had such action or event occurred after the date of this Agreement and that could reasonably be expected to result in a Synopsys Material Adverse Effect.

     Section 4.7 Taxes.

     (a) Synopsys has accurately prepared and timely filed all material required Returns relating to any and all Taxes concerning or attributable to Synopsys or its operations and such Returns are true and correct in all material respects.

     (b) Synopsys as of the Effective Time: (i) will have paid all Taxes it is required to pay prior to the Effective Time and (ii) will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld, except where any failure to make such payment or withholding would not be reasonably likely to have a Synopsys Material Adverse Effect.

     (c) There is no Tax deficiency outstanding, proposed or assessed against Synopsys that is not reflected as a liability on the Synopsys Balance Sheet nor has Synopsys executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax (other than state Taxes in the ordinary course of business in an amount that is not material to Synopsys and its Subsidiaries taken together as a whole).

     (d) Synopsys does not have any material liabilities for unpaid federal, state, local and foreign Taxes that have not been accrued for or reserved on Synopsys Balance Sheet, whether asserted or unasserted, contingent or otherwise.

     Section 4.8 Properties. All Material Leases under which Synopsys and its Subsidiaries lease real property are in good standing, valid and effective in accordance with their respective terms, and neither Synopsys nor any of its Subsidiaries is in default under any material provision of such Material Leases, except where the lack of such good standing, validity and effectiveness or the existence of such default would not be reasonably likely to have a Synopsys Material Adverse Effect.

     Section 4.9 Intellectual Property.

     (a) Synopsys owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are necessary to conduct the business of Synopsys as currently conducted or planned to be conducted, the absence of which would be reasonably likely to have a Synopsys Material Adverse Effect (the "Synopsys Intellectual Property Rights").

     (b) Synopsys is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement

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relating to the Synopsys Intellectual Property Rights or any material license, sublicense or other agreement pursuant to which Synopsys is authorized to use any third party patents, trademarks or copyrights, including software, which are incorporated in, are or form a part of any Synopsys product that is material to its business, the breach of which would be reasonably likely to have a Synopsys Material Adverse Effect.

     (c) All patents, registered trademarks, service marks and copyrights which are held by Synopsys or any of its Subsidiaries and which are material to the business of Synopsys and its Subsidiaries, taken as a whole, are valid and subsisting. Synopsys has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would be reasonably likely to have a Synopsys Material Adverse Effect.

     Section 4.10 Agreements, Contracts and Commitments. Synopsys has not breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any material agreement, contract or commitment filed as an exhibit to the Synopsys SEC Reports ("Synopsys Material Contracts") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from Synopsys under any Synopsys Material Contract. Each Synopsys Material Contract that has not expired or been terminated is in full force and effect and is not subject to any material default thereunder of which Synopsys is aware by any party obligated to Synopsys pursuant to such Synopsys Material Contract.

     Section 4.11 Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against Synopsys pending or as to which Synopsys has received any written notice of assertion, which is reasonably likely to have a Synopsys Material Adverse Effect or a material adverse effect on the ability of Synopsys to consummate the transactions contemplated by this Agreement.

     Section 4.12 Environmental Matters. No underground storage tanks are present under any property that Synopsys or any of its Subsidiaries has at any time owned, operated, occupied or leased. As of the date hereof, no amount of any Hazardous Material (as defined in Section 9.3) is present as a result of the actions of Synopsys, or, to the knowledge of Synopsys, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water, that Synopsys or any of its Subsidiaries has at any time owned, operated, occupied or leased, where the presence of such Hazardous Materials is reasonably likely to have a Synopsys Material Adverse Effect. At no time has Synopsys or any of its Subsidiaries engaged in Hazardous Materials Activities (as defined in Section 9.3) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity which have had or are reasonably likely to have a Synopsys Material Adverse Effect. Synopsys currently holds all Environmental Permits (as defined in Section 9.3), the absence of which would be reasonably likely to have a Synopsys Material Adverse Effect. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Synopsys, threatened concerning any Environmental Permit or any Hazardous Materials Activity of Synopsys. Synopsys is not aware of any fact or circumstance which could involve Synopsys in any environmental litigation or impose upon Synopsys any environmental liability, which would be reasonably likely to have a Synopsys Material Adverse Effect.

     Section 4.13 Employee Benefit Plans.

     (a) Synopsys has made available to EPIC all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all material unexpired severance agreements (pursuant to which payments are still payable by Synopsys), written or otherwise, for the benefit of, or relating to, any current or former employee of Synopsys or any ERISA Affiliate of Synopsys (together, the "Synopsys Employee Plans").

     (b) With respect to each Synopsys Employee Plan, Synopsys has made available to EPIC, a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS with respect to Synopsys Employee Plan subject to such filing requirement, (ii) such Synopsys Employee Plan, (iii) each trust

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agreement and group annuity contract, if any, relating to such Synopsys Employee
Plan and (iv) the most recent actuarial report or valuation relating to a Synopsys Employee Plan subject to Title IV of ERISA.

     (c) With respect to the Synopsys Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of Synopsys, there exists no condition or set of circumstances in connection with which Synopsys could be subject to any liability that is reasonably expected to have a Synopsys Material Adverse Effect, under ERISA, the Code or any other applicable law.

     (d) With respect to the Synopsys Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with U.S. generally accepted accounting principles, on the financial statements of Synopsys, which obligations are reasonably expected to have a Synopsys Material Adverse Effect.

     (e) Except as provided for in this Agreement, neither Synopsys nor any of its Subsidiaries is a party to any oral or written (i) union or collective bargaining agreement, (ii) agreement with any officer or other key employee of Synopsys or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Synopsys of the nature contemplated by this Agreement, (iii) agreement with any officer of Synopsys providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof, or
(iv) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     Section 4.14 Compliance with Laws. Synopsys has complied with all federal, state, local and foreign statutes, laws and regulations, and, is not in violation of, and has not received any notices of violation with respect to, any such statute, law or regulation, with respect to the conduct of its business or the ownership or operation of its business, including the federal Foreign Corrupt Practices Act and all United States statutes, laws and regulations as from time to time govern the license and delivery of technology and products abroad by persons subject to the jurisdiction of the United States, except for failures to comply or violations which would not be reasonably likely to have a Synopsys Material Adverse Effect.

     Section 4.15 Pooling of Interests. To its knowledge, neither Synopsys nor any of its Affiliates (as defined in Section 6.11) has, through the date of this Agreement, taken or agreed to take any action which would prevent Synopsys from accounting for the business combination to be effected by the Merger as a pooling of interests.

     Section 4.16 Interested Party Transactions. Since the date of the most recent proxy statement of Synopsys to its stockholders, no event has occurred that would be required to be reported by Synopsys as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     Section 4.17 Registration Statement; Proxy Statement/Prospectus. The information supplied by Synopsys for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by Synopsys for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to shareholders of EPIC, at the time of the EPIC Shareholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the EPIC Shareholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Synopsys or any of its Affiliates, officers or directors

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should be discovered by Synopsys which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Synopsys shall promptly inform EPIC.

     Section 4.18 Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

     Section 5.1 Covenants of EPIC. Except as proposed in the EPIC Proxy Statement for the 1997 Annual Meeting of Shareholders or as expressly contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, EPIC agrees as to itself and its Subsidiaries (except to the extent that Synopsys shall otherwise consent in writing (which consent shall not be unreasonably withheld), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and to use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. Without limiting the generality of the foregoing, EPIC shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of Synopsys (which consent shall not be unreasonably withheld):

          (a) accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of EPIC or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

          (b) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the EPIC Intellectual Property Rights other than in the ordinary course of business consistent with past practices;

          (c) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

          (d) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than (i) the issuance of rights to purchase shares of EPIC Common Stock as and to the extent required under the EPIC Option Plans; and
     (ii) the issuance of EPIC Common Stock upon the exercise of EPIC Stock Options (as defined in Section 6.13(a)) outstanding on the date of this Agreement in accordance with their present terms or pursuant to the EPIC Purchase Plan in accordance with its present terms, and (iii) the granting, in the ordinary course of business consistent with past practice, pursuant to EPIC Stock Plans in effect on the date of this Agreement, of EPIC Options to purchase up to a number of shares of EPIC Common Stock as shall be agreed to by EPIC and Synopsys, and the issuance of EPIC Common Stock upon exercise thereof.

          (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any

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     corporation, partnership or other business organization or division (any such transaction is referred to as a "Permitted Synopsys Acquisition");

          (f) sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of EPIC and its Subsidiaries, taken as a whole, except for transactions entered into in the ordinary course of business;

          (g) take any action to: (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees in accordance with agreements entered into before the date of this Agreement or otherwise in the ordinary course of EPIC's business consistent with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any employee, except in accordance with agreements entered into before the date of this Agreement or otherwise in the ordinary course of EPIC's business consistent with past practices, (iv) enter into any collective bargaining agreement, or (v) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (h) amend or propose to amend its Articles of Incorporation or Bylaws, except as contemplated by this Agreement;

          (i) take, or agree in writing or otherwise to take, any of the actions described in the foregoing clauses (a) through (h), or any action which is reasonably likely to make any of EPIC's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

     Section 5.2 Covenants of Synopsys. During the period from the date of this Agreement and continuing until the earlier of the termination of the Agreement or the Effective Time, except as expressly contemplated by this Agreement, Synopsys shall not, without the prior written consent of EPIC (which consent shall not be unreasonably withheld):

          (a) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than stock splits of its Common Stock or stock dividends payable in shares of Common Stock), or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

          (b) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance pursuant to a Permitted Synopsys Acquisition (as defined in clause (d) below), or (ii) the grant to employees, directors or consultants of options to purchase Synopsys Common Stock in the ordinary course of business consistent with past practices pursuant to agreements and plans entered into or established before the date of this Agreement or otherwise in the ordinary course of business consistent with past practices, or (iii) as contemplated in this Agreement;

          (c) amend or propose to amend its Certificate of Incorporation or Bylaws, except as contemplated by this Agreement; or

          (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or otherwise, any business or any corporation,

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

     partnership or other business organization or division, for consideration having a fair market value (at the time of the public announcement of such acquisition or agreement) in excess of $100,000,000;

          (e) sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Synopsys and its Subsidiaries, taken as a whole, except for transactions entered into in the ordinary course of business; or

          (f) take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (e) above, or any action which is reasonably likely to make any representations or warranties of Synopsys contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

     Section 5.3 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Synopsys and EPIC shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.1 No Solicitation.

     (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, EPIC shall not, directly or indirectly, through any officer, director, employee, representative or agent, (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation pursuant to a tender offer) or similar transaction or series of transactions involving EPIC, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or
(iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent EPIC or its Board of Directors from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by EPIC after the execution of this Agreement from a person or entity whose initial contact with EPIC may have been solicited by EPIC prior to the execution of this Agreement) or recommending such an unsolicited bona fide written Acquisition Proposal to the shareholders of EPIC, if and only to the extent that (1) the Board of Directors of EPIC believes in good faith (after consultation with and based upon the advice of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to EPIC shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of EPIC determines in good faith after consultation with and based upon the advice of outside legal counsel that such action is necessary for EPIC to comply with its fiduciary duties to its shareholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement (as defined in Section 6.5(c)) or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     (b) Upon compliance with the foregoing, following receipt of a Superior Proposal, EPIC shall be entitled to (i) withdraw, modify or refrain from making its recommendation referred to in Section 6.2 and approve and recommend to the shareholders of EPIC a Superior Proposal and (ii) enter into an agreement with such

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third party concerning a Superior Proposal provided that EPIC shall concurrently make payment in full to Synopsys of the fee provided in Section 8.3(b) below.

     (c) EPIC shall notify Synopsys within twenty four (24) hours after receipt by EPIC (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of EPIC by any person or entity that informs EPIC that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. EPIC shall notify Synopsys of any discussions with any such offeror within 24 hours of such discussions and shall disclose to Synopsys within such 24-hour period the substance of such discussions in reasonable detail.

     (d) EPIC shall be entitled to provide copies of this Section 6.1 to third parties who, on an unsolicited basis after the date of this Agreement, contact EPIC regarding an Acquisition Proposal, provided that Synopsys shall concurrently be notified of such contact and delivery of such copy.

     Section 6.2 Proxy Statement/Prospectus; Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, Synopsys and EPIC shall prepare and file with the SEC a preliminary Proxy Statement in form and substance satisfactory to each of EPIC and Synopsys, and Synopsys shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Each of Synopsys and EPIC shall use its reasonable efforts to respond to any comments of the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement to be mailed to such company's stockholders and shareholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, Synopsys and EPIC shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities laws relating to the Merger and the transactions contemplated by this Agreement, including, without limitation, under the HSR Act and state takeover laws (the "Other Filings"). Each of Synopsys and EPIC will notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing. The Proxy Statement, the Registration Statement and the Other Filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, Synopsys or EPIC, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Synopsys and shareholders of EPIC, such amendment or supplement. The Proxy Statement shall include the recommendations of the Board of Directors of Synopsys in favor of the issuance of Synopsys Common Stock in connection with the Merger and of the Board of Directors of EPIC in favor of the Merger and this Agreement, provided that the recommendations of the Board of Directors of EPIC in favor of the Merger and approval of this Agreement and the Board of Directors of Synopsys in favor of the issuance of Synopsys Common Stock in connection with the Merger may not be included or may be withdrawn if previously included if the Board of Directors of EPIC has accepted a Superior Proposal in accordance with the terms of Section 6.1.

     Section 6.3 Consents. Each of Synopsys and EPIC shall use all reasonable efforts to obtain all necessary consents, waivers and approvals, and to make all necessary notifications or filings under any of Synopsys' or EPIC's material agreements, contracts, licenses or leases as may be necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement.

     Section 6.4 Current Nasdaq Quotation. Each of Synopsys and EPIC agrees to continue the quotation of Synopsys Common Stock and EPIC Common Stock, respectively, on the Nasdaq National Market during the term of the Agreement.

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

     Section 6.5 Access to Information.

     (a) Upon reasonable notice, EPIC shall (and shall cause each of its Subsidiaries to) afford (i) to the officers, employees, independent auditors, legal counsel (including outside legal counsel) and other representatives of Synopsys, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records in order that Synopsys have a full opportunity to make such investigation as it reasonably desires to make of EPIC and its Subsidiaries and (ii) to the independent auditors of Synopsys, reasonable access to the audit work papers and other records of the independent auditors of EPIC and its Subsidiaries. Additionally EPIC and its Subsidiaries will permit Synopsys to make such reasonable inspections of EPIC and its Subsidiaries and their respective operations during normal business hours as Synopsys may reasonably require and EPIC and its Subsidiaries will cause its officers and the officers of its Subsidiaries to furnish Synopsys with such financial and operating data and other information with respect to the business and properties of EPIC and its Subsidiaries as Synopsys may from time to time reasonably request. During the period prior to the Effective Time, EPIC shall (and shall cause each of its Subsidiaries to) furnish promptly to Synopsys (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and
(ii) all other information concerning its business, properties and personnel as Synopsys may reasonably request.

     (b) Upon reasonable notice, Synopsys shall (and shall cause each of its Subsidiaries to) afford (i) to the officers, employees, independent auditors, outside legal counsel and other representatives of EPIC, reasonable access, during normal business hours during the period prior to the Effective Date, to all its properties, books, contracts, commitments and records and, (ii) to the independent accountants of EPIC, reasonable access to the audit work papers and other records of the independent auditors of Synopsys and its Subsidiaries. Additionally, Synopsys and its Subsidiaries will permit EPIC to make such reasonable inspections of Synopsys and its Subsidiaries and their respective operations during normal business hours as EPIC may reasonably require and Synopsys and its Subsidiaries will cause its officers and the officers of its Subsidiaries to furnish EPIC with such financial and operating data and other information with respect to the business and properties of Synopsys and its Subsidiaries as EPIC may from time to time reasonably request. During the period prior to the Effective Time, Synopsys shall (and shall cause each of its Subsidiaries to) furnish promptly to EPIC (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as EPIC may reasonably request.

     (c) The parties will hold any information provided pursuant to Section 6.5
(a) or (b) in confidence in accordance with the terms and conditions of that certain letter agreement dated January 12, 1997, between EPIC and Synopsys (the "Confidentiality Agreement"). No information or knowledge obtained in any investigation pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     Section 6.6 Stockholder Meetings. As promptly as practicable after the date hereof, EPIC shall call a meeting of its shareholders for the purpose of voting upon the Merger and this Agreement and Synopsys shall call a meeting of its stockholders for the purpose of voting upon the issuance of the shares of Synopsys Common Stock in connection with the Merger. EPIC and Synopsys shall coordinate and cooperate with respect to the timing of such meetings and shall use their respective reasonable efforts to hold such meetings on the same day as soon as practicable after the date hereof.

     Section 6.7 Legal Conditions to Merger. Each of Synopsys and EPIC will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger. Each of Synopsys and EPIC will, and will cause its Subsidiaries to, take all reasonable actions necessary (i) to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental

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

Entity or other public third party, required to be obtained or made by EPIC, Synopsys or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting its ability to consummate the transactions contemplated hereby, (iii) to fulfill all conditions applicable to Synopsys, EPIC or Sub pursuant to this Agreement, and (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be.

     Section 6.8 Public Disclosure. Synopsys and EPIC shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

     Section 6.9 Tax-Free Reorganization. Synopsys and EPIC shall take no action to cause the Merger fail to be treated as a reorganization within the meaning of Section 368(a) of the Code.

     Section 6.10 Pooling Accounting. Synopsys and EPIC each agrees not to take any action after the date of this Agreement that would adversely affect the ability of Synopsys to treat the business combination to be effected by the Merger as a pooling of interests, and each of Synopsys and EPIC agrees to take such action as may be reasonably required to negate the impact of any past actions that would adversely impact the ability of Synopsys to treat the business combination to be effected by the Merger as a pooling of interests. Each of EPIC and Synopsys shall use its best efforts (i) to cause its respective Affiliates (as defined in Section 6.11) not to take any action that would adversely affect the ability of Synopsys to account for the business combination to be effected by the Merger as a pooling of interests and (ii) to cause its Affiliates to sign and deliver to Synopsys a customary "pooling letter", substantially in the form attached hereto as Exhibit D, to the extent that receipt of such letter is required to assure the availability of pooling of interests accounting treatment.

     Section 6.11 Affiliate Agreements. Upon the execution of this Agreement, Synopsys and EPIC will provide each other a list of those persons who are, in the respective reasonable knowledge and judgment of Synopsys or EPIC, in each case after consultation with legal counsel, "affiliates" of Synopsys or EPIC, within the meaning of Rule 145 (each such person who is an "affiliate" of Synopsys or EPIC within the meaning of Rule 145 is referred to herein as an "Affiliate") promulgated under the Securities Act ("Rule 145"). Synopsys and EPIC shall provide each other such information and documents as the other shall reasonably request for purposes of reviewing such list and shall notify each other in writing regarding any change in the identity of such Affiliates prior to the Closing Date. EPIC shall use its reasonable efforts to deliver or cause to be delivered to Synopsys by January 23, 1997 from each of the Affiliates of EPIC, an executed Affiliates Agreement, substantially in the form attached hereto as Exhibit C, by which each such Affiliate of EPIC agrees to comply with the applicable requirements of Rule 145 ("Affiliates Agreement"); provided, however, that it is understood that Affiliates Agreements are not likely to be obtainable from shareholders who are institutional investors not affiliated with any officer or director of EPIC. Synopsys shall be entitled to place appropriate legends on the certificates evidencing any Synopsys Common Stock to be received by such Affiliates of EPIC pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Synopsys Common Stock, consistent with the terms of the Affiliates Agreements.

     Section 6.12 Nasdaq Quotation. Synopsys shall use its best efforts to cause the shares of Synopsys Common Stock to be issued in the Merger, and those required to be reserved for issuance in connection with the Merger, to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

     Section 6.13 Stock Plans and Options.

     (a) At the Effective Time, each outstanding option to purchase shares of EPIC Common Stock (a "EPIC Stock Option") under the EPIC Option Plans or issued in connection with the assumption of options to purchase common stock of CIDA in connection with EPIC's acquisition of CIDA, whether vested or unvested, shall be assumed by Synopsys. Accordingly, each EPIC Stock Option shall be deemed to constitute

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

an option to acquire, on the same terms and conditions as were applicable under such EPIC Stock Option, the same number of shares of Synopsys Common Stock as the holder of such EPIC Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full including as to unvested shares, immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of EPIC Common Stock otherwise purchasable pursuant to such EPIC Stock Option divided by (ii) the number of full shares of Synopsys Common Stock deemed purchasable pursuant to such Synopsys Stock Option in accordance with the foregoing; provided, however, that, in the case of any EPIC Stock Option to which Section 422 of the Code applies ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

     (b) As soon as practicable after the Effective Time, Synopsys shall deliver to the holders of EPIC Stock Options and the participants in the EPIC Option Plans appropriate notice evidencing the foregoing assumption and setting forth such participants' rights pursuant thereto, and the grants pursuant to the EPIC Option Plans or under options issued in connection with the assumption of options to purchase common stock of CIDA in connection with EPIC's acquisition of CIDA shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.13 after giving effect to the Merger). Synopsys shall comply with the terms of the EPIC Option Plans to ensure, to the extent required by, and subject to the provisions of, such EPIC Option Plans, that EPIC Stock Options which qualified as incentive stock options prior the Effective Time continue to qualify as incentive stock options after the Effective Time.

     (c) Synopsys shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Synopsys Common Stock for delivery under EPIC Stock Options assumed in accordance with this Section 6.13. As soon as practicable after the Effective Time, Synopsys shall file a registration statement on Form S-3 or Form S-8 as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Synopsys Common Stock subject to such EPIC Stock Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such EPIC Stock options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Synopsys shall administer the EPIC Option Plans assumed pursuant to this Section 6.13 in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act.

     (d) EPIC shall take actions as are necessary to cause the "Purchase Date" (as such term is used in the EPIC Purchase Plan) applicable to the then current Offering Period (as such term is used in the EPIC Purchase Plan) to be the last trading day on which the EPIC Common Stock is traded on the Nasdaq National Market immediately prior to the Effective Time (the "Final EPIC Purchase Date"); provided, that such change in the Purchase Date shall be conditioned upon the consummation of the Merger. On the Final EPIC Purchase Date, EPIC shall apply the funds credited as of such date under the EPIC Purchase Plan within each participant's payroll withholdings account to the purchase of whole shares of EPIC Common Stock in accordance with the terms of the EPIC Purchase Plan. Any such shares purchased under the EPIC Purchase Plan shall be automatically converted on the same basis as all other shares of EPIC Common Stock (other than shares canceled pursuant to Section 2.1(b) and Dissenting Shares), except that such shares shall be converted automatically into shares of Synopsys Common Stock without issuance of certificates representing issued and outstanding shares of EPIC Common Stock to EPIC Purchase Plan participants.

     (e) Employees of EPIC as of the Effective Time shall be permitted to participate in the Synopsys Purchase Plan commencing on the first enrollment date of such plan following the Effective Time, subject to the terms and conditions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with EPIC or Synopsys).

     Section 6.14 Brokers or Finders. Each of Synopsys and EPIC represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the

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

transactions contemplated by this Agreement except Morgan Stanley & Co. Incorporated, whose fees and expenses will be paid by EPIC in accordance with EPIC's agreement with such firm (copies of which have been delivered by EPIC to Synopsys prior to the date of this Agreement), and each of Synopsys and EPIC agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its Affiliate.

     Section 6.15 Indemnification and Insurance.

     (a) EPIC shall and, from and after the Effective Time, Synopsys and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of EPIC or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or employee of EPIC or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") including, without limitation, all losses, claims, damages, costs, expenses, liabilities or judgments based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under the CGCL to indemnify its own directors, officers and employees, as the case may be (EPIC, Synopsys and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 317(f) of the CGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and EPIC (or them and Synopsys and the Surviving Corporation after the Effective Time), (ii) EPIC (or after the Effective Time, Synopsys and the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) EPIC (or after the Effective Time, Synopsys and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of EPIC, Synopsys or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this
Section 6.15, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify EPIC, Synopsys or the Surviving Corporation (but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 6.15 except to the extent such failure prejudices such party), and shall deliver to EPIC (or after the Effective Time, Synopsys and the Surviving Corporation) the undertaking contemplated by Section 317(f) of the CGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The obligations of the parties set forth in this Section 6.15(a) shall be in the furtherance of and not in limitation of the succeeding paragraphs of this Section 6.15.

     (b) From and after the Effective Time, the Surviving Corporation and Synopsys will fulfill, assume and honor in all respects the obligations of EPIC pursuant to EPIC's Articles of Incorporation and any indemnification agreement between EPIC and any of EPIC's directors and officers existing and in force as of the Effective Time.

     (c) Synopsys and the Surviving Corporation shall, until the sixth anniversary of the Effective Time or such earlier date as may be mutually agreed upon by Synopsys, the Surviving Corporation and the applicable Indemnified Party, cause to be maintained in effect, to the extent available, the policies of directors' and officers' liability insurance maintained by EPIC and its Subsidiaries as of the date hereof (or policies of at least the same coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time. In lieu of the

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

purchase of such insurance by Synopsys or the Surviving Corporation, EPIC may purchase a six-year extended reporting period endorsement ("reporting tail coverage") under its existing directors' and liability insurance coverage. In no event shall Synopsys or the Surviving Corporation be obligated to expend in order to maintain or procure insurance coverage pursuant to this paragraph (c) any amount per year in excess of 150% of the aggregate premiums paid by EPIC and its Subsidiaries in the fiscal year ended September 30, 1996 for directors' and officers' liability insurance.

     Section 6.16 Additional Agreements; Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of shareholders of EPIC and stockholders of Synopsys described in Section 6.6, including cooperating fully with the other party, including by provision of information and making all necessary filings under the HSR Act. Synopsys and EPIC will use their reasonable best efforts to resolve any competitive issues relating to or arising under the HSR Act or any other federal or state antitrust or fair trade law raised by any Governmental Entity. If such offers are not accepted by such Governmental Entity, Synopsys (with EPIC's cooperation) shall pursue all litigation resulting from such issues. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law. In the event of a challenge to the transactions contemplated by this Agreement pursuant to the HSR Act, Synopsys and EPIC shall use all reasonable efforts to defeat such challenge, including by institution and defense of litigation, or to settle such challenge on terms that permit the consummation of the Merger; provided, that nothing herein shall require either party to agree to divest or hold separate any portion of its business or otherwise take action that could reasonably be expected to have an EPIC Material Adverse Effect or a Synopsys Material Adverse Effect. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     Section 6.17 Voting Agreements. EPIC shall use its reasonable efforts to cause each director and officer of EPIC to execute and deliver to Synopsys by January 23, 1997 voting agreements and irrevocable proxies in the forms annexed hereto as Exhibit B (the "Voting Agreements"), agreeing, among other things, to vote in favor of the Merger.

     Section 6.18 Board Composition. Synopsys and the Board of Directors of Synopsys shall take all action required to cause the election immediately after the Effective Time by the Board of Directors of Synopsys of Dr. Sang S. Wang to the Board of Directors of Synopsys.

     Section 6.19 Notification of Certain Matters. EPIC shall give prompt notice to Synopsys, and Synopsys and Sub shall give prompt notice to EPIC, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of EPIC or Synopsys and Sub, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. The delivery of any notice pursuant to this Section 6.19 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 6.20 Benefit Plans Generally. Subsequent to the Effective Time, EPIC employees shall participate in Synopsys employee benefit programs or comparable programs under substantially the same terms and conditions as all other Synopsys employees.

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                                  ARTICLE VII

                              CONDITIONS TO MERGER

     Section 7.1 Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

     (a) Stockholder Approvals. This Agreement and the Merger shall have been approved and adopted by the requisite vote of holders of EPIC Common Stock pursuant to the CGCL and the Restated Articles of Incorporation of EPIC and the issuance of Synopsys Common Stock in connection with the Merger shall have been approved by the requisite vote of the holders of Synopsys Common Stock pursuant to the DGCL, the Restated Certificate of Incorporation of Synopsys and the regulations of the Nasdaq National Market.

     (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated.

     (c) Approvals. All authorizations, consents, orders or approvals of any Governmental Entity required to consummate the transactions contemplated by this Agreement, the absence of which would be reasonably likely to have a Synopsys Material Adverse Effect or an EPIC Material Adverse Effect, shall have been obtained and be in effect.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting Synopsys' conduct or operation of the business of Synopsys or EPIC after the Merger shall have been issued and be in effect, nor shall any proceeding brought by a domestic administrative agency or commission or other domestic Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal or prevents or prohibits the Merger.

     (f) Pooling. Synopsys shall have received a letter from its independent accountants, dated the Closing Date, in form and substance reasonably satisfactory to Synopsys and EPIC, stating that the Merger will qualify as a pooling of interests transaction under Accounting Principles Board Opinion No. 16 and applicable SEC regulations, if the Merger is consummated in accordance with this Agreement. EPIC shall have received a letter from its independent accountants, dated the Closing Date, in form and substance reasonably satisfactory to EPIC and Synopsys, stating that the Merger will qualify as a pooling of interests transaction under Accounting Principles Board Opinion No. 16 and applicable SEC regulations, if the Merger is consummated in accordance with this Agreement.

     (g) Nasdaq Laws. The shares of Synopsys Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market.

     (h) Tax Opinions. Synopsys and EPIC shall each have received written opinions from their respective counsel Gray Cary Ware & Freidenrich, A Professional Corporation, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to them to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may relay upon reasonable representations and certificates of Synopsys, Sub, EPIC and certain shareholders of EPIC, and the parties to this Agreement agree to make, and to use reasonable efforts to cause the shareholders of EPIC to make, such representations and deliver such certificates.

     Section 7.2 Additional Conditions to Obligations of Synopsys and Sub. The obligations of Synopsys and Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Synopsys and Sub:

     (a) Representations and Warranties. The representations and warranties of EPIC set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement or (ii) where the failure to be true and correct would not be reasonably likely to have an EPIC Material Adverse Effect, and Synopsys shall have received a certificate signed on behalf of EPIC by the chief executive officer and the chief financial officer of EPIC to such effect.

     (b) Performance of Obligations. EPIC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Synopsys shall have received a certificate signed on behalf of EPIC by the chief executive officer and the chief financial officer of EPIC to such effect.

     (c) Affiliate and Other Agreements. An Affiliate Agreement in the form annexed hereto as Exhibit C shall have been executed and delivered to Synopsys by each director and officer and each applicable Affiliate of EPIC; and each Affiliate Agreement shall be in full force and effect.

     (d) Absence of EPIC Material Adverse Effect. No EPIC Material Adverse Effect shall have occurred since the date of this Agreement.

     Section 7.3 Additional Conditions to Obligations of EPIC. The obligation of EPIC to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by
EPIC:

     (a) Representations and Warranties. The representations and warranties of Synopsys and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement or (ii) where the failure to be true and correct would not be reasonably likely to have a Synopsys Material Adverse Effect, and EPIC shall have received a certificate signed on behalf of Synopsys and Sub by the chief executive officer and the chief financial officer of Synopsys and Sub to such effect.

     (b) Performance of Obligations. Synopsys and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and EPIC shall have received a certificate signed on behalf of Synopsys and Sub by the chief executive officer and the chief financial officer of Synopsys and Sub to such effect.

     (c) Absence of Synopsys Material Adverse Effect. No Synopsys Material Adverse Effect shall have occurred since the date of this Agreement.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(f)), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of Synopsys or shareholders of EPIC:

          (a) by mutual written consent of Synopsys and EPIC; or

          (b) by either Synopsys or EPIC if the Merger shall not have been consummated by June 30, 1997, provided that if the Merger shall not have been consummated due to the waiting period (or any extension thereof) under the HSR Act not having expired or been terminated, or due to an action having been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, then such date shall be extended to September 30, 1997, and provided further that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

          (c) by either Synopsys or EPIC if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.7 of this Agreement; or

          (d) by either Synopsys or EPIC if the required approvals of the stockholders of Synopsys or shareholders of EPIC contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of such stockholders or shareholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party where the failure to obtain approval of such party's stockholders or shareholders shall have been caused by the action or failure to act of such party in breach of this Agreement); or

          (e) by Synopsys, if (i) the Board of Directors of EPIC shall have withdrawn or modified its recommendation of this Agreement in a manner adverse to Synopsys or shall have publicly announced its intention to do any of the foregoing; (ii) an Alternative Transaction (as defined in clauses (ii) or (iii) of Section 8.3(d)) shall have taken place (including execution of an agreement to engage in the same) or the Board of Directors of EPIC shall have recommended to the shareholders of EPIC an Alternative Transaction; (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of EPIC Common Stock is commenced (other than by Synopsys or an Affiliate of Synopsys) and the Board of Directors of EPIC has not recommended that the shareholders of EPIC not tender their shares in such tender or exchange offer within the time period prescribed by Rule 14e-2 promulgated under the Exchange Act; or

          (f) by Synopsys or EPIC, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach causes the conditions set forth in Section 7.2(a) or 7.2(b) (in the case of termination by Synopsys) or 7.3(a) or 7.3(b) (in the case of termination by EPIC) not to be satisfied as of the time of such breach, provided that if such breach by such party is curable by such party through the exercise of its reasonable efforts and for so long as such party continues to exercise such reasonable efforts, the other party may not terminate this Agreement under this
     Section 8.1(f); or

     Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1(b) through 8.1(f), this Agreement shall be of no further force and effect, except Section 8.2, Section 8.3 and Article IX of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and nothing herein shall relieve any party from liability for any breach of this Agreement. In the event of termination of this Agreement as provided in Section 8.1(a), there shall be no liability or obligation on the part of any party hereto, or any of its officers, directors, stockholders (or shareholders, as the case may be) or Affiliates except as set forth in Section 8.3; provided that the provisions of Sections 6.14 and 8.3 and Article IX of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

     Section 8.3 Fees and Expenses.

     (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Synopsys and EPIC shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Proxy

Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

     (b) EPIC shall pay Synopsys a cash termination fee of $10,700,000 upon the earliest to occur of the following events:

          (i) the termination of this Agreement by Synopsys pursuant to Section 8.1(e); or

          (ii) the termination of this Agreement by Synopsys pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the shareholders of EPIC at the EPIC Shareholders Meeting if, at the time of such failure,

             (A) there shall have been announced or commenced an Alternative Transaction (as defined in clauses (i), (ii) or (iii) of Section 8.3(d) but excluding the definition contained in clause (iv)) or EPIC shall have executed an agreement to engage in the same and the EPIC Board of Directors shall not have recommended against such Alternative Transaction affirmatively or, if the EPIC Board of Directors has recommended against such Alternative Transaction, the EPIC Board of Directors shall have withdrawn such recommendation against such Alternative Transaction or modified such recommendation in a manner adverse to Synopsys, or

             (B) there shall have been announced an Alternative Transaction (including, but not limited to, the definition contained in clause (iv)) and EPIC shall have engaged in any merger, consolidation, share exchange, business combination, or similar transaction with, or shall have sold, leased, exchanged, or otherwise transferred Material Assets (as defined in Section 8.3(d)(iii)) to the Third Party (as defined in Section 8.3(d)) or any affiliate thereof proposing such Alternative Transaction (or entered into an agreement with such Third Party or any affiliate thereof to engage in the same) within six months after the date of the EPIC Shareholders Meeting or the EPIC Board of Directors shall have recommended an Alternative Transaction (as defined in clause
        (i) of Section 8.3(d)) with the Third Party proposing such Alternative Transaction or any affiliate thereof within six months after the date of the EPIC Shareholders Meeting.

     (c) The fees, if applicable, payable pursuant to Section 8.3(b) shall be paid within one business day after the first to occur of the events (inclusive of any applicable cure period) described in Section 8.3(b)(i) or (ii) and prior to the closing of an Alternative Transaction; provided that, (i) despite the foregoing provision, if EPIC is obligated to pay a termination fee to Synopsys pursuant to Section 8.3(b)(ii), then the fees payable by EPIC to Synopsys pursuant to Section 8.3(b)(ii) shall be paid within one business day after the occurrence of the transaction or recommendation occurring or continuing after the EPIC Shareholders Meeting which gives rise to the right to receive the termination fee and (ii) in no event shall EPIC be required to pay any termination fees, if applicable, to Synopsys, if, immediately prior to the termination of this Agreement, Synopsys, if applicable, was in breach of any of its material obligations under this Agreement.

     (d) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than Synopsys or its Affiliates (a "Third Party"), acquires more than 20% of the outstanding shares of EPIC Common Stock, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving EPIC pursuant to which any Third Party acquires more than 20% of the outstanding equity securities of EPIC or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of EPIC, and the entity surviving any merger or business combination including any of them) of EPIC having a fair market value (as determined by the Board of Directors of EPIC in good faith) equal to more than 20% of the fair market value of all the assets of EPIC immediately prior to such transaction ("Material Assets"), or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     (e) Payment of the fees described in Section 8.3(b) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

     Section 8.4 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of EPIC and stockholders of Synopsys, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders and shareholders without such further approval.

     Section 8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

     Section 9.1 Nonsurvival of Representations, Warranties and
Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and the Effective Time, except for the agreements contained in Sections 1.3, 1.4, 2.1, 2.2, 6.13, 6.15, 6.18, 6.20 and 8.3, the last sentence of Section 6.16, the last sentence of Section 8.4, and Article IX, and the agreements of the Affiliates of EPIC delivered pursuant to this Agreement. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

     Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Synopsys or Sub, to:

       Synopsys, Inc.
       700 East Middlefield Road
       Mountain View, California 94043
       Attention: Senior Vice President, Business
       Development and Legal

       with a copy to:

       Gray Cary Ware & Freidenrich
       400 Hamilton Avenue
       Palo Alto, California 94301
       Attention: Bruce E. Schaeffer & Rod J. Howard

     (b) if to EPIC, to:

         EPIC Design Technology, Inc.
        310 North Mary Avenue
        Sunnyvale, California 94086
        Attention: President

        with a copy to:

        Wilson Sonsini Goodrich & Rosati
        650 Page Mill Road
        Palo Alto, CA 94304
        Attention: Robert P. Latta

     Section 9.3 Interpretation; Certain Definitions.

     (a) When a reference is made in this Agreement to a section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 16, 1997.

     (b) "Environmental Permits" means environmental approvals, permits, licenses, clearances and consents.

     (c) "Hazardous Material" means substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws.

     (d) "Hazardous Materials Activities" means the transportation, storage, use, manufacture, disposal of, release or exposure of employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has EPIC or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material.

     (e) "Joint Venture" means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other entity in which
(i) such party, directly or indirectly, owns or control more than five percent (5%) and less than a majority of any class of the outstanding voting securities or economic interests, or (ii) such party or a Subsidiary of such party is a general partner.

     (f) "Subsidiary" means, with respect to any party, any corporation, limited liability company, partnership, joint venture, or other business association or entity, (i) at least a majority of the voting securities or economic interests of which is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or (ii) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership).

     Section 9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     Section 9.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Confidentiality Agreement and other documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section
6.15 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 9.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California without regard to any applicable conflicts of law, except that certain matters relating to the merger of Sub with and into EPIC shall be governed by the General Corporation Law of the State of Delaware.

     Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 9.8 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     IN WITNESS WHEREOF, Synopsys, Sub and EPIC have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

EPIC DESIGN TECHNOLOGY, INC.                    SYNOPSYS, INC.

By: /s/ Sang S. Wang                            By: /s/ Aart J. de Geus
--------------------------------------------    --------------------------------------------

Title: Chairman and Chief Executive Officer     Title: President and Chief Executive Officer
--------------------------------------------    --------------------------------------------

                                                EPIC MERGER CO., INC.

                                                By: /s/ Paul Lippe
                                                --------------------------------------------

                                                Title: President
                                                --------------------------------------------

                                   EXHIBIT A

                              EXCHANGE PROCEDURES

     The procedures for exchanging outstanding shares of EPIC Common Stock for Synopsys Common Stock pursuant to the Merger shall be as set forth in this Exhibit A to the Agreement. This Exhibit A shall be deemed to be a part of the Agreement. Capitalized terms used herein and not defined in this Exhibit A shall have their defined meanings as set forth in the Agreement.

     1. Exchange Agent. As of the Effective Time, Synopsys shall deposit with an exchange agent designated by Synopsys, reasonably acceptable to EPIC (the "Exchange Agent"), for the benefit of the holders of shares of EPIC Common Stock, for exchange in accordance with Article II of the Agreement and this Exhibit A, through the Exchange Agent, certificates representing the shares of Synopsys Common Stock (such shares of Synopsys Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Article II of the Agreement in exchange for outstanding shares of EPIC Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares as contemplated by this Exhibit A.

     2. Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (including holders of record pursuant to purchases made under the EPIC Purchase Plan immediately prior to the Effective Time pursuant to Section 6.13) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of EPIC Common Stock (each a "Certificate" and collectively, the "Certificates") whose shares were converted pursuant to
Article II into the right to receive shares of Synopsys Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Synopsys and EPIC may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Synopsys Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents reasonably acceptable to EPIC as may be appointed by Synopsys, together with such letter of transmittal, duly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Synopsys Common Stock which such holder has the right to receive pursuant to the provisions of Article II of the Agreement, and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of EPIC Common Stock which is not registered in the transfer records of EPIC, a certificate representing the proper number of shares of Synopsys Common Stock may be issued to a transferee if the Certificate representing such EPIC Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Exhibit A, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Synopsys Common Stock and cash in lieu of any fractional shares of Synopsys Common Stock as contemplated by this Exhibit A.

     3. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Synopsys Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Synopsys Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 5 below until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Synopsys Common Stock issued in exchange therefor, without interest,
(i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Synopsys Common Stock to which such holder is entitled pursuant to Section 5 below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Synopsys Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Synopsys Common Stock.

     4. No Further Ownership Rights in EPIC Common Stock. All shares of Synopsys Common Stock issued upon the surrender for exchange of shares of EPIC Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 3 or 5 of this Exhibit A) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of EPIC Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by EPIC on such shares of EPIC Common Stock in accordance with the terms of this Agreement on or prior to the date hereof and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of EPIC Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Exhibit A.

     5. No Fractional Shares. No certificate or scrip representing fractional shares of Synopsys Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Synopsys. Notwithstanding any other provision of this Agreement, each holder of shares of EPIC Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Synopsys Common Stock (after taking into account all Certificates delivered by such holder) shall receive from Synopsys, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Synopsys Common Stock multiplied by the average of the last reported sale prices of Synopsys Common Stock, as reported on the Nasdaq National Market, on each of the ten trading days immediately preceding the date of the Effective Time.

     6. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of EPIC for one year after the Effective Time shall be delivered to Synopsys, upon demand, and any former shareholders of EPIC who have not previously complied with this Exhibit A shall thereafter look only to Synopsys for payment of their claim for Synopsys Common Stock, any cash in lieu of fractional shares of Synopsys Common Stock and any dividends or distributions with respect to Synopsys Common Stock.

     7. No Liability. Neither the Exchange Agent, Synopsys, Sub nor EPIC shall be liable to any holder of shares of EPIC Common Stock or Synopsys Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     8. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Synopsys Common Stock, cash in lieu of fractional shares of Synopsys Common Stock to which such holder is entitled pursuant to Section 5 above and any dividends or other distributions with respect to Synopsys Common Stock to which such holder is entitled.

                                   EXHIBIT B

                                VOTING AGREEMENT

     This Voting Agreement ("Agreement") is made and entered into as of January 16, 1997 by and between Synopsys, Inc., a Delaware corporation ("Synopsys"), and the undersigned director, executive officer, or affiliate of EPIC Design Technology, Inc., a California corporation ("EPIC").

                                    RECITALS

     Concurrently with the execution of this Agreement, Synopsys, Homer Merger Co., a Delaware corporation and a wholly-owned subsidiary of Synopsys ("Sub"), and EPIC have entered into an Agreement and Plan of Reorganization dated as of January 16, 1997 (the "Merger Agreement"), providing for the merger of Sub with and into EPIC (the "Merger"), pursuant to which EPIC will become a wholly-owned subsidiary of Synopsys. The shareholder named on the signature page hereof (the "Shareholder") is the beneficial holder of record of the number of shares of the outstanding common stock, par value $.01 per share, of EPIC ("EPIC Common Stock"), as is indicated on the final page of this Agreement (the "Shares"). In connection with the Merger, Synopsys will acquire the Shareholder's entire equity interest in EPIC and the Shareholder will receive in exchange an equity interest in Synopsys. In consideration of and to induce the execution of the Merger Agreement by Synopsys, the Shareholder agrees not to sell or otherwise dispose of any shares of EPIC stock held by the Shareholder and to vote the Shares so as to facilitate consummation of the Merger as more fully described below.

     NOW, THEREFORE, in consideration of the mutual promises and the mutual covenants and agreements contained herein, the parties agree as follows:

     1. Agreement to Retain Shares. The Shareholder agrees not to transfer, pledge, sell, exchange or offer to transfer or sell or otherwise dispose of or encumber any of the Shares at any time prior to the Expiration Date, as defined herein. The "Expiration Date" shall mean the earlier of (i) the date and time on which the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the date on which the Merger Agreement shall be terminated pursuant to Article VIII of the Merger Agreement.

     2. Agreement to Vote Shares. At any meeting of the EPIC shareholders called with respect to the Merger and the Merger Agreement, and at any adjournment thereof, and with respect to any consent solicited with respect the Merger and the Merger Agreement, the Shareholder shall vote the Shares in favor of approval of the Merger Agreement and the Merger and any matter which could reasonably be expected to facilitate the Merger. The Shareholder, as the holder of voting stock of EPIC shall be present, in person or by proxy, at all meetings of shareholders of EPIC so that all Shares are counted for the purpose of determining the presence of a quorum at such meetings. This Agreement is intended to bind the Shareholder only with respect to the specific matters set forth herein, and shall not prohibit the Shareholder from acting in accordance with his fiduciary duties as an officer or director of EPIC.

     3. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Shareholder agrees to deliver to Synopsys a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable to the extent provided therein; provided that the Proxy shall be revoked upon termination of this Agreement in accordance with its terms.

     4. Additional Purchases. For purposes of this Agreement, the term "Shares" shall include any shares of EPIC capital stock which the Shareholder purchases or otherwise acquires after the execution of this Agreement and prior to the Expiration Date.

     5. Representations, Warranties and Covenants of the Shareholder. The Shareholder hereby represents, warrants and covenants to Synopsys that, except as specifically described on Annex B to this Agreement, the Shareholder (i) is the holder and beneficial owner of the Shares, which at the date hereof and at all times until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances,

(ii) does not beneficially own any shares of stock of EPIC other than the Shares and (iii) has full power and authority to make, enter into, deliver and carry out the terms of this Agreement and the Proxy.

     6. Representations, Warranties and Covenants of Synopsys. Synopsys represents, warrants and covenants to the Shareholder as follows:

          6.1 Due Authorization. This Agreement has been authorized by all necessary corporate action on the part of Synopsys and has been duly executed by a duly authorized officer of Synopsys.

          6.2 Validity; No Conflict. This Agreement constitutes the legal, valid and binding obligation of Synopsys. Neither the execution of this Agreement by Synopsys nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which Synopsys is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to Synopsys.

     7. Additional Documents. The Shareholder and Synopsys hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Synopsys' legal counsel or the Shareholder, as the case may be, to carry out the intent of this Agreement.

     8. Consent and Waiver. The Shareholder hereby gives any consent or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which the Shareholder is a party or pursuant to any rights the Shareholder may have.

     9. Miscellaneous.

          9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other.

          9.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          9.4 Specific Performance: Injunctive Relief. The parties hereto acknowledge that Synopsys will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies which may be available to Synopsys upon such violation, Synopsys shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to it at law or in equity.

          9.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by commercial overnight courier service, by confirmed telecopy, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

          (a) if to Synopsys or Sub, to

          Synopsys, Inc.
          700 East Middlefield Road
          Mountain View, CA 94043
          Attention: Senior Vice President,
                     Business Development and Legal
          Facsimile No.: (415) 694-4087

          with a copy to:

          Gray Cary Ware & Freidenrich
          400 Hamilton Avenue
          Palo Alto, California 94301
          Attention: Gregory M. Gallo, Esq.,
                     Bruce E. Schaeffer, Esq. &
                     Rod J. Howard, Esq.
          Facsimile No.: (415) 327-3699

          (b) if to EPIC, to

           EPIC Design Technology, Inc.
           310 North Mary Avenue
           Sunnyvale, CA 94086
           Attention: President
           Facsimile No.: (408) 733-8698

           with a copy to:

           Wilson Sonsini Goodrich & Rosati
           650 Page Mill Road
           Palo Alto, California 94304
           Attention: Robert P. Latta, Esq., &
                      Chris Fennell, Esq.
           Facsimile No.: (415) 496-4086

     or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

          9.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California without giving effect to principles of conflicts of law.

          9.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          9.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          9.9 Effect of Headings. This section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

          9.10 Termination. Notwithstanding anything else in this Agreement, this Agreement and the Proxy, and all obligations of the Shareholder under either of them, shall automatically terminate as of the Expiration Date.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

                                          SYNOPSYS, INC.

                                          By:
                                          --------------------------------------

                                          SHAREHOLDER

                                          By:
                                          --------------------------------------

                                          Shareholder's Address for Notice:

  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------

                                               Shares beneficially owned:

                                          ________ shares of EPIC Common Stock

                                    ANNEX A

                               IRREVOCABLE PROXY

     The undersigned holder of shares of capital stock (the "Shareholder") of EPIC Design Technology, Inc., a California corporation ("EPIC"), hereby irrevocably appoints and constitutes the members of the Board of Directors of Synopsys, Inc., a Delaware corporation ("Synopsys"), and each of them (the "Proxyholders"), the agents and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of EPIC beneficially owned by the undersigned, which shares are listed below (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows:

     The agents and proxies named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of EPIC shareholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger (as defined in the Voting Agreement dated January 16, 1997 between the Shareholder and Synopsys (the "Voting Agreement")) and that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of January 16, 1997 by and among Synopsys, EPIC, and EPIC Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Synopsys ("Sub"), and any matter that could reasonably be expected to facilitate the Merger. The Proxyholders may not exercise this proxy on any other matter. The undersigned shareholder may vote the Shares on all such other matters.

     The proxy granted by the Shareholder to the Proxyholders hereby is granted as of the date of this Agreement in order to secure the obligations of the Shareholders set forth in Section 2 of the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in EPIC to be purchased and sold pursuant the Merger Agreement. This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms.

     Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of EPIC and with any Inspector of Elections at any meeting of the shareholders of EPIC.

     This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

     Dated: January 16, 1997

Signature of Shareholder:
--------------------------------------------------------------------------------

Print name of Shareholder:
--------------------------------------------------------------------------------

Shares beneficially owned:

------------------ shares of EPIC Common Stock

                                   EXHIBIT C

                              AFFILIATE AGREEMENT

                                January 16, 1997

Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043-4033

Ladies and Gentlemen:

     An Agreement and Plan of Merger dated as of January 16, 1997 (the "Agreement") has been entered into among Synopsys, Inc. ("Synopsys"), EPIC Merger Co., Inc., a wholly-owned subsidiary of Synopsys ("Sub") and EPIC Design Technology, Inc. ("EPIC"). Pursuant to the Agreement, Sub will merge with and into EPIC, EPIC will become a wholly-owned subsidiary of Synopsys and the stockholders of EPIC will become stockholders of Synopsys (the "Merger").

     In accordance with the Agreement, Synopsys Common Stock (as defined in the Agreement) owned by the undersigned at the Effective Time (as defined in the Agreement) shall be converted into shares of common stock, $.01 par value, of Synopsys ("Synopsys Common Stock") in the manner and in the amounts described in the Agreement.

     In consideration of the mutual agreements, provisions and covenants set forth in the Agreement and hereinafter in this agreement, the undersigned represents and agrees as follows:

          1. Rule 145. The undersigned will not offer, sell, pledge, transfer or otherwise dispose of any of the shares of Synopsys Common Stock issued to the undersigned in the Merger unless at such time either: (i) such transaction shall be permitted pursuant to the provisions of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"); (ii) the undersigned shall have furnished to Synopsys an opinion of counsel, satisfactory to Synopsys, to the effect that no registration under the Securities Act would be required in connection with the proposed offer, sale, pledge, transfer or other disposition; or (iii) a registration statement under the Securities Act covering the proposed offer, sale, pledge, transfer or other disposition shall be effective under the Securities Act.

          2. Legend.

     (a) The undersigned understands that all certificates representing Synopsys Common Stock deliverable to the undersigned pursuant to the Merger shall bear a legend substantially as follows:

        "The shares represented by this certificate may not be offered, sold, pledged, transferred or otherwise disposed of except in accordance with the requirements of the Securities Act of 1933, as amended, and the other conditions specified in the Affiliate Agreement dated as of
        January   , 1997 between the holder of this certificate and Synopsys,
        Inc., and the Pooling Agreement dated as of January   , 1997 between the
        holder of this certificate and Synopsys, Inc., copies of which Agreements may be inspected by the holder of the certificate at the offices of Synopsys, Inc., 700 East Middlefield Road, Mountain View, CA 94043 or furnished by Synopsys, Inc. to the holder of this certificate upon written request and without charge."

     (b) The undersigned also understands that unless the transfer by the undersigned of shares of Synopsys Common Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Synopsys reserves the right to put the following legend on the certificates issue to my transferee:

        "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended, and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933, as amended."

     It is understood and agreed that the legends set forth in paragraphs (a) and (b) above shall be removed by delivery of substitute certificates without such legends if I, the undersigned, shall have delivered to Synopsys a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel in form and substance reasonably satisfactory to Synopsys, to the effect that such legends are not required for purposes of the Securities Act.

     Synopsys, in its discretion, may cause stop transfer orders to be placed with its transfer agent with respect to the certificates for the shares of Synopsys Common Stock which are required to bear the foregoing legends.

       3. Miscellaneous.

     (a) This agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     (b) This agreement shall be binding on the undersigned's successors and assigns, including his heirs, executors and administrators.

     (c) The undersigned, has carefully read this agreement and discussed its requirements, to the extent the undersigned believed necessary, with his counsel or counsel for EPIC.

     (d) From and after the Effective Time of the Merger and for so long as is necessary in order to permit the undersigned to sell the Synopsys Common Stock held by the undersigned pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Synopsys will file on a timely basis all reports required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as the same shall be in effect at the time, referred to in paragraph (c) of Rule 144 under the Securities Act, in order to permit me to sell, transfer or otherwise dispose of the Synopsys Common Stock held by me pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144.

                                          Very truly yours,

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

Accepted:

SYNOPSYS, INC.

By:
----------------------------------------------------

Title:
--------------------------------------------------

                                   EXHIBIT D

                        SYNOPSYS, INC. POOLING AGREEMENT

                                January 16, 1997

Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043-4033

Ladies and Gentlemen:

     An Agreement and Plan of Merger dated as of January 16, 1997 (the "Merger Agreement") has been entered into by and among Synopsys, Inc. ("Synopsys"), EPIC Merger Co., Inc. ("Sub") and EPIC Design Technology, Inc. ("EPIC"). The Merger Agreement provides for the merger of Sub with and into EPIC (the "Merger"). The Merger is intended to be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board.

     I have been advised that as of the date of this Agreement I may be deemed to be an "affiliate" of Synopsys, as the term "affiliate" is used in, and for purposes of, Accounting Series Releases Nos. 130 and 135, as amended, of the Securities and Exchange Commission, although nothing contained herein should be construed as an admission thereof.

     In consideration of the mutual agreements, provisions and covenants set forth in the Merger Agreement and hereinafter in this Agreement, I represent and agree as follows:

          Pooling Requirements. From the date hereof until the earlier of the Effective Time of the Merger or the termination of the Merger Agreement, except as permitted below, I will not sell, transfer or otherwise dispose of, or reduce my interest in or risk relating to, any shares of Synopsys Common Stock or EPIC Common Stock presently beneficially owned by me. In addition, except as permitted below, I will not (except to a revocable trust of which I or members of my immediate family are the beneficiary) sell, transfer or otherwise dispose of, or reduce my interest in or risk relating to, any Synopsys Common Stock issued to me in the Merger or otherwise beneficially owned by me until after such time as Synopsys has published (within the meaning of Accounting Series Release No. 130, as amended, of the Securities and Exchange Commission) in an effective registration statement, Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the Securities and Exchange Commission, or any publicly disclosed quarterly earnings report or press release or other authorized public disclosures by Synopsys, financial results covering at least 30 days of combined post-Merger operations of Synopsys and EPIC (the "Pooling Holding Period"). Nevertheless, I understand that I will be permitted to sell, transfer or otherwise dispose of, or reduce my interest in or risk relating to, beginning on the date of this Agreement and ending at the expiration of the Pooling Holding Period, an amount of EPIC Common Stock and Synopsys Common Stock not more than the de minimis amount permitted by the Securities and Exchange Commission in its rules and releases relating to pooling-of-interests accounting treatment, subject to the advance concurrence of Synopsys and EPIC and each of their independent auditors.

     1. Miscellaneous.

     (a) This agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     (b) This agreement shall be binding on my successors and assigns, including my heirs, executors and administrators.

     I have carefully read this agreement and discussed its requirements, to the extent the undersigned believed necessary, with my counsel or counsel for Synopsys, Inc.

                                          Very truly yours,

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

Accepted:

Synopsys, Inc.

By:
----------------------------------------------------

Name:
-------------------------------------------------

Title:
--------------------------------------------------

Dated:
-------------------------------------------------

                                                                         ANNEX B

                                                                January 16, 1997

Board of Directors
EPIC Design Technology, Inc.
310 North Mary Avenue
Sunnyvale, California 94086-411

Members of the Board

     We understand that Synopsys, Inc. ("Synopsys"), EPIC Design Technology, Inc. ("EPIC") and EPIC Merger Co., Inc. ("Merger Sub"), a wholly-owned subsidiary of Synopsys, have entered into an Agreement and Plan of Merger, dated as of January 16, 1997 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into EPIC. Pursuant to the Merger, EPIC will become a wholly-owned subsidiary of Synopsys and each issued and outstanding share of common stock, no par value per share, of EPIC (the "EPIC Common Stock"), other than shares held in treasury or held by Synopsys or any subsidiary of Synopsys or EPIC or as to which dissenters' rights have been perfected, shall be converted into the right to receive 0.7485 (the "Exchange Ratio") shares of common stock, par value $0.01 per share, of Synopsys (the "Synopsys Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of EPIC Common Stock.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Synopsys and EPIC, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning EPIC and Synopsys prepared by the managements of EPIC and Synopsys, respectively;

          (iii) discussed the past and current operations and financial condition and the prospects of Synopsys, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Synopsys;

          (iv) discussed the past and current operations and financial condition and the prospects of EPIC, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of EPIC;

          (v) reviewed the pro forma impact of the Merger on the earnings per share and consolidated capitalization of Synopsys and EPIC, respectively;

          (vi) reviewed the reported prices and trading activity for the Synopsys Common Stock and the EPIC Common Stock;

          (vii) compared the financial performance of Synopsys and EPIC and the prices and trading activity of the Synopsys Common Stock and the EPIC Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (ix) reviewed and discussed with the senior managements of Synopsys and EPIC (a) the strategic rationale for the Merger and (b) certain alternatives to the Merger;

          (x) participated in discussions and negotiations among representatives of Synopsys and EPIC and their legal advisors;

          (xi) reviewed the Merger Agreement and certain related agreements; and

          (xii) considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data provided by EPIC and Synopsys, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Synopsys and EPIC, respectively. We have relied upon the assessment by the managements of Synopsys and EPIC of their ability to retain key employees of both Synopsys and EPIC. We have also relied upon, without independent verification, the assessment by the managements of Synopsys and EPIC of the strategic and other benefits expected to result from the Merger. We have also relied upon, without independent verification, the assessment by the managements of Synopsys and EPIC of Synopsys' and EPIC's technologies and products, the timing and risks associated with the integration of EPIC with Synopsys, and the validity of, and risks associated with, Synopsys' and EPIC's existing and future products and technologies. We have not made any independent valuation or appraisal of the assets, liabilities or technology of Synopsys or EPIC, respectively, nor have we been furnished with any such appraisals. We have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of EPIC in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Synopsys and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of EPIC, except that this opinion may be included in its entirety in any filing made by Synopsys with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement. In addition, we express no recommendation or opinion as to how the holders of EPIC Common Stock should vote at the shareholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of EPIC Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          BY: /s/  MARK S. MENELL
                                            ------------------------------------
                                            Mark S. Menell
                                            Principal

                                                                         ANNEX C

                     CALIFORNIA GENERAL CORPORATION LAW --
                         CHAPTER 13 DISSENTERS' RIGHTS

                       CALIFORNIA GENERAL CORPORATION LAW

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

SEC. 1300 RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED

     a. If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation is a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     b. As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     c. As used in this chapter, "dissenting shareholder" means the record holder of dissenting shares and includes a transferee of record.

SEC. 1301  DEMAND FOR PURCHASE

     a. If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval,

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accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     b. Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     c. The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SEC. 1302  ENDORSEMENT OF SHARES

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SEC. 1303  AGREED PRICE -- TIME FOR PAYMENT

     a. If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     b. Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SEC. 1304  DISSENTER'S ACTION TO ENFORCE PAYMENT

     a. If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was

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mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     b. Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     c. On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SEC. 1305  APPRAISER'S REPORT -- PAYMENT -- COSTS

     a. If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     b. If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     c. Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     d. Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     e. The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SEC. 1306  DISSENTING SHAREHOLDER'S STATUS AS CREDITOR

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SEC. 1307  DIVIDENDS PAID AS CREDIT AGAINST PAYMENT

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

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SEC. 1308  CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SEC. 1309  TERMINATION OF DISSENTING SHAREHOLDER STATUS

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          a. The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          b. The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          c. The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          d. The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SEC. 1310  SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SEC. 1311  EXEMPT SHARES

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SEC. 1312  ATTACKING VALIDITY OF REORGANIZATION OR MERGER

     a. No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     b. If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form

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merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     c. If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the organization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

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